As filed with the Securities and Exchange Commission on February 23, 2021

Securities Act File No. 333-230679
Investment Company Act File No. 811-22312

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

[X]	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]	PRE-EFFECTIVE AMENDMENT NO. _____
[X]	POST-EFFECTIVE NO. 3
AND/OR
[X]	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]	AMENDMENT NO. 5

1WS Credit Income Fund
(Exact Name of Registrant as Specified in Charter)
299 Park Avenue, 25th Floor
New York, New York 10171
(Address of Principal Executive Offices)
(212) 377-4810
(Registrant’s Telephone Number, including Area Code)

Kurt A. Locher
c/o 1WS Capital Advisors, LLC
299 Park Avenue, 25th Floor
New York, New York 10171
(Name and Address of Agent for Service)

Copies to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
[ ]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
[ ]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

[ ]	when declared effective pursuant to section 8(c)

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

[ ]	immediately upon filing pursuant to paragraph (b)
[ ]	on (date) pursuant to paragraph (b)
[ ]	60 days after filing pursuant to paragraph (a)
[ ]	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed registration statement.
[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement or the same offering is _______.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
[X]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT

Title of Securities Being Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Shares of Beneficial Interest	$650,300,000	$43,640

(1)	The Registrant is registering $400,000,000 pursuant to this Registration Statement. The Registrant has been granted exemptive relief by the Securities and Exchange Commission permitting the Registrant to offer multiple classes of shares of beneficial interest (“Shares”). The offering currently includes the following classes: “Class I Shares”, “Class A Shares”, “Class A-1 Shares”, “Class A-2 Shares”, “Class A-3 Shares” and “Class ADV Shares.” In the future, other classes of Shares may be registered and included in the offering.

(2)	Estimated pursuant to Rule 457(o) of the Securities Act solely for the purpose of calculating the registration fee.

1WS Credit Income Fund Shares of Beneficial Interest Class A-1 Shares Class A-2 Shares Class A-3 Shares Class ADV Shares PROSPECTUS DATED FEBRUARY 26, 2021

The Fund. 1WS Credit Income Fund (“we,” “us,” or the “Fund”) is organized as a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (“Shares”). We have elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, conducts quarterly repurchase offers and currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at net asset value (“NAV”) per quarter. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. See “Periodic Repurchase Offers” below.

Investment Objective. Our investment objective is to seek attractive risk-adjusted total returns through generating income and capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in a wide array of predominantly structured credit and securitized debt instruments. There can be no assurance that our investment objective will be achieved.

Investment Strategies and Policies. Under normal investment conditions, the Fund invests at least 80% of its assets (including borrowings for investment purposes) in debt obligations.

The securities/instruments acquired by the Fund may include all types of debt and other obligations (“Credit Investments”), and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, interest payments and maturity, and may consist of the following: (i) residential and commercial mortgage-backed securities (“MBS”), as well as real estate loans or pools of such loans; (ii) asset-backed securities (“ABS”), or other instruments secured by financial, physical, and/or intangible assets (e.g., receivables or pools of receivables), and investments in any assets/instruments underlying the foregoing structured/secured obligations; (iii) debt and equity tranches of collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”); (iv) public and private senior and mezzanine, senior secured or unsecured bonds/loans; and (v) other income producing securities, including investment grade debt, debentures and notes, and deferred interest, pay-in-kind or zero coupon bonds/notes. The Fund may invest without limit in CLOs or CDOs, including the equity tranches of such vehicles. See “Investment-Related Risks—Asset-Backed Securities And Mortgage-Backed Securities/Securitizations/Structured Finance Securities/CDOs And CLOs” for the heightened risks associated with equity tranche investments.

The Fund may also invest indirectly in any of the foregoing instruments through: (i) investing in other funds, including exchange traded funds (“ETFs”) and up to 15% of its net assets in funds that are excluded from the definition of “investment company” under the 1940 Act solely by reason of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, that are primarily invested in Credit Investments (except that investments in MBS, ABS, CLOs or CDOs and other Credit Investments that are not hedge funds or private equity funds are not subject to such 15% limitation); or (ii) entering into derivatives, including long and short positions in credit default swaps, total return swaps, forward contracts, futures and other similar transactions. The Fund may also use derivatives for cash management purposes, to modify interest rate exposure or to hedge positions. The Fund may invest in derivatives without limit, subject to adherence to applicable asset coverage and/or segregation requirements of the 1940 Act. (The Fund counts the foregoing indirect investments in debt obligations towards the Fund’s requirement to invest at least 80% of its assets in debt obligations.)

The Fund anticipates that many Credit Investments will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit Investments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

In seeking to achieve the Fund’s objective, the Fund may also invest a portion of its net assets in (i) U.S. and foreign government obligations, and highly-rated debt instruments (e.g., commercial paper); and (ii) long and short positions in public or private equity securities, which can include ETFs and real estate investment trusts.

The Fund may add leverage to its portfolio through direct borrowing and/or through entering into reverse repurchase agreements or derivative transactions that create leverage.

At any given time, a substantial portion of our portfolio may be illiquid, subjecting the Fund to increased credit risk. If a borrower or obligor or other counterparty on an instrument underlying a Credit Investment is unable to make its payments, we may be greatly limited in our ability to recover any outstanding principal and interest (or other applicable amounts) under such Credit Investment. Our Shares therefore should be purchased only by investors who could afford a possible substantial loss of their investment. There is no geographic or currency limitation on the securities or instruments acquired by the Fund. The Fund may purchase debt or equity securities of non-U.S. governments and corporate entities domiciled outside of the United States, including emerging markets issuers.

Investment Adviser. Our investment adviser is 1WS Capital Advisors, LLC (the “Adviser”). The Adviser is controlled by its sole member, One William Street Capital Management, L.P. (“OWS”). The Adviser is a relatively recently operational investment adviser that has limited experience managing a registered closed-end investment company that operates as an interval fund. However, OWS, as well as the Fund’s portfolio manager, Mr. David Sherr, and other personnel of the Adviser have substantial experience in managing investments and investment funds, including funds which have investment programs similar to that of the Fund.

OWS is a 100% employee-owned global credit focused asset management platform with approximately 70 employees and approximately $5.5 billion of assets under management as of January 31, 2021. OWS’s global investor base is primarily institutional, including pensions and sovereign wealth funds. David Sherr founded OWS, which commenced operations in 2008.

The OWS investment approach is focused on generating attractive risk-adjusted returns across an actively managed portfolio of primarily asset-based and structured credit opportunities. OWS combines an experienced and robust fundamental value approach to security selection applying quantitative risk and return metrics. OWS’s investment strategies generally deploy capital in opportunities primarily across a broad portfolio of structured credit and structured finance investments, as well as other financial (consumer loan) and real asset (residential and commercial real estate) debt investments. OWS’s investment process is based upon the implementation of a research driven, bottom-up origination capability combined with top-down dynamic portfolio guidelines.

OWS believes its investment approach well positions it to take advantage of what it believes, are compelling market opportunities. OWS partners and many of its senior personnel have a long operating history together through various market cycles. The tenure of OWS’s senior personnel add to the specialized skills and expertise needed to invest in complex asset classes.

Over the years, OWS has developed a rigorous and integrated investment process with an emphasis on risk management. This process includes:

●	Robust proprietary loan and security level analytics, valuation models and risk systems;

●	Fundamental, research-driven security selection combined with top-down portfolio construction;

●	Significant investment and resources dedicated to quantitative research and analytics;

●	Collaborative investment process across sectors and asset types; and

●	Disciplined investment strategy focused on underwriting and risk management.

The Offering. Class A-1, A-2 and A-3 Shares are subject to a front-end sales charge. Unlike these classes, Class ADV Shares of the Fund are not subject to any sales load or a front-end sales charge. Class A-1, A-2 and A-3 Shares are subject to a combined asset-based distribution and shareholder servicing fee. Class ADV Shares are only subject to a shareholder servicing fee. Shares of the Fund are being offered on a continuous basis at the NAV per Share calculated each business day, plus, in the case of Class A-1, A-2 and A-3 Shares (and if applicable), a sales load of up to 3.00% of the amount invested (as described below). The specific amount of the sales load is not fixed and will be determined by the investor and its Intermediary. The Fund additionally offers Class I Shares through a separate prospectus.

Our Shares are continuously offered through ALPS Distributors, Inc. (the “Distributor”). The Fund has authorized one or more intermediaries (e.g., brokers, investment advisers, etc., collectively “Intermediaries”) to receive orders on its behalf. The Distributor is not required to sell any specific number or dollar amount of our Shares, but will use its best efforts to sell our Shares. The minimum initial investment amount for Class A-1, A-2, A-3 and ADV Shares is $10,000. Intermediaries make available one or more classes of Shares to their clients.  You should inquire of your financial advisor if any of the classes offered in this prospectus are available to you for purchase (including Classes A-1 and ADV, which have lower ongoing fees and expenses than Classes A-2 and A-3); your financial advisor is obligated to make your investment in the class of Shares for which you are eligible that is most suitable and anticipated to be least expensive over time, given your particular investment circumstances.  Certain Intermediaries may differentiate the availability of certain of these classes to clients, based on a number of factors, including the amount invested in the Fund and/or the amount of assets of the client held with the Intermediary.

Intermediaries may calculate their sales charges in different ways that may result in different amounts due from the investor (with respect to the classes to which sales loads are subject). In addition, Intermediaries are not required by the Fund or the Distributor to charge any sales load and instead may charge clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower than the stated amount of each class’s stated sales load). Transaction fees or other transaction charges will vary among Intermediaries and each Intermediary may vary its level of charges to each investor based on such investor’s total account size or on such other basis as determined by the Intermediary.

Class ADV Shares are generally available only (1) to endowments, foundations, pension funds and other institutional investors,(2) through fee-based programs, also known as wrap accounts, that provide access to Class ADV Shares, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class ADV Shares, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (6) to other categories of investors approved by the Fund, or (7) to our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, OWS or other affiliates and their immediate family members.

The Fund will make quarterly repurchase offers in the months of March, June, September and December. The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer typically falls within seven days before the Repurchase Pricing Date (as defined below) (the “Repurchase Request Deadline”). The Repurchase Pricing Date will be generally on or about the 15th day of the month that follows the repurchase offer, but shall occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one and three business days after the repurchase pricing date and will distribute such payment up to seven (7) calendar days after such date. See “Periodic Repurchase Offers” below.

This prospectus contains important information about us that a prospective investor should know before investing in our Shares. Please read this prospectus before investing and keep it for future reference. We have filed with the SEC a statement of additional information dated as of the date of this prospectus, as may be amended (“SAI”), containing additional information about us. The SAI is incorporated by reference in its entirety into this prospectus. We also file annual, semi-annual and quarterly reports, proxy statements and other information about us with the SEC. This information and the SAI are available free of charge by contacting us by telephone at (833) 834-4923. The SAI is available free of charge on the Fund’s website at www.1wscapital.com. The SEC also maintains a website at www.sec.gov that contains the SAI, and any amendments thereto, and other information regarding us.

Investing in our Shares may be considered speculative and involves a high degree of risk, including the risk of possible substantial loss of your investment. See “Principal Risks” in this prospectus to read about the risks you should consider before buying our Shares.

●	Our Shares will not be publicly traded and you should not expect to be able to sell your Shares regardless of how we perform.

●	An investment in the Fund may not be suitable for investors who may need the money they invest in a specific timeframe.

●	Our Shares are not currently traded on any securities exchange, and we do not expect a secondary market in our Shares to develop in the foreseeable future, if ever.

●	Even though the Fund makes quarterly repurchase offers for a minimum of 5% of its outstanding Shares, investors should consider Shares of the Fund to be an investment with limited liquidity. See “Periodic Repurchase Offers.”

●	You will have no right to require us to repurchase your Shares or any portion thereof. See “Periodic Repurchase Offers.”

●	Due to the foregoing restrictions, investors should consider an investment in the Fund to be illiquid.

●	Investing in Shares may be speculative and involves a high degree of risk, including the risk associated with leverage. See “Use of Leverage.”

●	Our distributions may be funded from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

●	We may decline to accept any subscription requests for any reason regardless of the order in which such subscription request was submitted to us.

	Class A-1 Shares	Class A-2 Shares	Class A-3 Shares	Class ADV Shares
Total Offering Amount	$100,000,000	$100,000,000	$100,000,000	$100,000,000
Maximum Sales Load(1) (2)	3.00%	3.00%	3.00%	0%
Minimum Sales Load(1)	0%	0%	0%	0%
Proceeds to the Fund (Maximum)	$100,000,000	$100,000,000	$100,000,000	$100,000,000
Proceeds to the Fund (Minimum)	$97,000,000	$97,000,000	$97,000,000	$100,000,000

(1)	Class A-1, A-2 and A-3 Share investors may be charged a sales load up to a maximum of 3.00% on the amount they invest. The specific amount of the sales load is not fixed and will be determined by the investor and its Intermediary. Please see “Plan of Distribution” for more information. The sales load will neither constitute an investment made by the investor nor form part of the assets of the Fund. The sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Sales of Class ADV Shares are not subject to a sales load.

(2)	The Adviser or its affiliates, in the Adviser’s sole discretion and from their own resources, may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund Shares. Please see “Additional Financial Intermediary Compensation” for more information.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve or any other government agency.

Prospective investors should not construe the contents of this prospectus as legal, tax, financial or other advice. Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

The date of this prospectus is February 26, 2021.

 ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement that may add, update or change information contained in this prospectus.

Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.”

You should rely only on the information contained in this prospectus. Neither we nor the Distributor have authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our Shares. If there is a material change in the affairs of our Fund, we will amend or supplement this prospectus.

Electronic Reports Disclosure - As permitted by regulations adopted by the U.S. Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website at www.1wscapital.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling (833) 834-4923 or by contacting your financial intermediary, such as a broker dealer or bank.

You may elect to receive all future shareholder reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call (833)834-4923 to let the Fund know you wish to receive paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through a financial intermediary.

 PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our shares.

Unless otherwise noted, the terms “we,” “us,” “our,” and the “Fund” refer to 1WS Credit Income Fund; the term the “Adviser” refers to 1WS Capital Advisors, LLC; and the “Administrator” refers to ALPS Fund Services, Inc. In addition, in this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day that the New York Stock Exchange (NYSE) and the bond markets are open.

1WS Credit Income Fund

The Fund. We are organized as a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at a price equal to the net asset value (“NAV”) per Share as of the Repurchase Pricing Date (defined below), of no less than 5% of the Shares outstanding. See “Periodic Repurchase Offers” below.

The Offering. Class A-1, A-2 and A-3 Shares are subject to a front-end sales charge. Unlike these classes, Class ADV Shares of the Fund are not subject to any sales load or a front-end sales charge. Class A-1, A-2 and A-3 Shares are subject to an asset-based distribution fee and a shareholder servicing fee. Class ADV Shares are not subject to an asset-based distribution fee, but are subject to a shareholder servicing fee. Shares of the Fund are being offered on a continuous basis at the NAV per Share calculated each business day, plus, in the case of Class A-1, A-2 and A-3 Shares (and if applicable), a sales load of up to 3.00% of the amount invested (as described below). The specific amount of the sales load is not fixed and will be determined by the investor and its Intermediary. The Fund additionally offers Class I Shares through a separate prospectus.

Our Shares are continuously offered through ALPS Distributors, Inc. (the “Distributor”). Our Shares may be purchased only through the Distributor or the Fund. The Distributor is not required to sell any specific number or dollar amount of our Shares, but will use its best efforts to sell our Shares. This is not a “firm commitment” offering in which an underwriter has committed to sell a pre-determined number of shares to investors.

The minimum initial investment amount for Class A-1, A-2, A-3 and ADV Shares is $10,000. Intermediaries make available one or more classes of Shares to their clients.  You should inquire of your financial advisor if any of the classes offered in this prospectus are available to you for purchase (including Classes ADV and A-1, which have lower ongoing fees and expenses than Classes A-2 and A-3); your financial advisor is obligated to make your investment in the class of Shares for which you are eligible that is most suitable and anticipated to be least expensive over time, given your particular investment circumstances.  Certain Intermediaries may differentiate the availability of certain of these classes to clients, based on a number of factors, including the amount invested in the Fund and/or the amount of assets of the client held with the Intermediary.

Intermediaries may calculate their sales charges in different ways that may result in different amounts due from the investor (with respect to the classes to which sales loads are subject). In addition, Intermediaries are not required by the Fund or the Distributor to charge any sales load and instead may charge clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower than the stated amount of each class’s stated sales load). Transaction fees or other transaction charges will vary among Intermediaries and each Intermediary may vary its level of charges to each investor based on such investor’s total account size or on such other basis as determined by the Intermediary.

Class ADV Shares are generally available only (1) to endowments, foundations, pension funds and other institutional investors,(2) through fee-based programs, also known as wrap accounts, that provide access to Class ADV Shares, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class ADV Shares, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (6) to other categories of investors approved by the Fund, or (7) to our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, OWS or other affiliates and their immediate family members.

All investors must complete and submit the necessary account registration forms in good order. We reserve the right to reject any initial or additional investment and to suspend the offering of Shares. The Fund and the Distributor will have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part. Holders of our Shares (“Shareholders”) who invest in the Fund through an investment adviser should contact the investment adviser regarding purchase procedures.

A purchase of Shares will be made at the NAV per Share next determined following receipt of a purchase order in good order by the Fund, plus a sales load (if applicable). A purchase order is in “good order” when we, the Distributor, an authorized intermediary (if any) or, if applicable, its respective agent or representative, receive all required information, including properly completed and signed documents, and the purchase order is approved by the Fund. Once we accept a purchase order, you may not cancel or revoke it. We reserve the right to cancel any purchase order we receive if we believe that it is in the best interest of the Shareholders to do so.

Our Shares will not be traded on an exchange in the foreseeable future, if at all. It is not anticipated that a secondary market for our Shares will develop unless our Shares are traded on an exchange. Neither the Adviser nor the Distributor intends to make a market in the Fund’s Shares. See “Plan of Distribution.”

Intermediaries are entitled to charge a sales load to each investor on the purchase price of Class A-1, A-2 and A-3 Shares of up to 3.00%. The specific amount of the sales load paid is not fixed and will be determined by the investor and its Intermediary. The sales load is expected to be waived for the Adviser and its affiliates, including its personnel and members of their immediate families. The sales load will neither constitute an investment made by the investor in nor form part of the assets of the Fund. The Intermediaries’ receipt of the sales load is subject to the applicable limitations imposed by the rules and regulations of FINRA.

Intermediaries may calculate their sales charges in different ways that may result in different amounts due from the investor (with respect to the classes to which sales loads are subject). In addition, Intermediaries are not required by the Fund or the Distributor to charge any sales load and instead may charge clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower than the stated amount of each class’s stated sales load). Transaction fees or other transaction charges will vary among Intermediaries and each Intermediary may vary its level of charges to each investor based on such investor’s total account size or on such other basis as determined by the Intermediary.

Distribution and Shareholder Servicing Fees. Class A-1, A-2 and A-3 Shares of the Fund are subject to ongoing distribution and shareholder servicing fees that may be used to compensate Intermediaries for selling shares of the Fund, and providing, or arranging for the provision of, Shareholder Services (as defined in “Additional Financial Intermediary Compensation and Shareholder Servicing Fees”), and ongoing distribution and/or marketing services to the Fund (the “Distribution Fees”). Class ADV Shares of the fund are not subject to Distribution Fees, but are subject to shareholder servicing fees that may be used to compensate Intermediaries for Shareholder Services (the “Shareholder Servicing Fees”). The Distribution Fees and Shareholder Servicing Fees, as applicable, are accrued daily and paid monthly in an amount not to exceed, in the aggregate, (i) for Class A-1 Shares, 0.50% (on an annualized basis) of the net asset value of Class A-1 Shares of the Fund, (ii) for Class A-2 Shares, 0.75% (on an annualized basis) of the net asset value of Class A-2 Shares of the Fund, (iii) for Class A-3 Shares, 1.00% (on an annualized basis) of the net asset value of Class A-3 Shares of the Fund, and (iv) for Class ADV Shares (Shareholder Servicing Fees only), 0.25% (on an annualized basis) of the net asset value of Class ADV Shares of the Fund. For each class of shares of the Fund, under no circumstances shall Shareholder Servicing Fees exceed 0.25% of the net asset value of such class. The Distribution Fees and Shareholder Servicing Fees will be accrued daily as an expense of the Fund.

Fund Expenses. The Fund bears all expenses incurred in its business and operations, other than those borne by the Adviser or by the Distributor pursuant to their agreements with the Fund, including, but not limited to: all investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments or prospective potential investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, commitment fees, debit balances and margin fees, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expenses, dividends on securities sold but not yet purchased, investment-related travel and lodging expenses and research-related expenses, other due diligence expenses, expenses of consultants, investment bankers and other experts); the Management Fee (defined below); Distribution Fees and Shareholder Servicing Fees; any non-investment related interest expense; organizational and offering expenses; the cost of effecting sales and repurchases of Shares; fees and disbursements of any attorneys and accountants engaged by or for the Fund for any purpose; audit and tax preparation fees and expenses; taxes; administrative, transfer agent or sub-transfer agent expenses and fees; custody and escrow (if any) fees and expenses; insurance costs; fees and expenses associated with marketing efforts; federal and any state registration or notification fees; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; expenses related to the Fund’s compliance and reporting obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002, as amended; costs for obtaining valuation/pricing information or data from third party pricing or valuation services; membership fees for industry-related organizations; all costs and charges for equipment or services used in connection with the Fund’s website or communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs); research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data); any costs associated with the retention of a chief compliance officer for the Fund that is not employed by the Adviser and costs of any support services provided to the Fund’s chief compliance officer; the costs of preparing, filing, printing and mailing Shareholder and other reports and other communications, including quarterly repurchase offer correspondence or similar materials, to Shareholders; costs associated with the use of any proxy solicitation service for the Fund; direct costs such as printing, mailing, long distance telephone and staff costs; any extraordinary Fund expenses, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses, including as provided for in the Fund’s organizational documents; and such other expenses as may be approved from time to time by the Board. (See “Fees and Expenses.”)

Investment Objective. Our investment objective is to seek attractive risk-adjusted total returns through generating income and capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in a wide array of predominantly structured credit and securitized debt instruments. There can be no assurance that our investment objective will be achieved.

Our investment objective and, unless otherwise specified, our investment policies and limitations are not considered to be fundamental by the Fund and can be changed by the Board without a vote of the Shareholders. However, our investment objective may only be changed by our Board if we provide our Shareholders with at least 60 days prior notice. Certain investment restrictions specifically identified as such below and/or in the SAI are considered fundamental and may not be changed without the approval of the holders of a majority of the outstanding voting securities of the Fund, as defined in the 1940 Act.

Investment Strategies and Policies. Under normal investment conditions, the Fund invests at least 80% of its assets (including borrowings for investment purposes) in debt obligations.

The securities/instruments acquired by the Fund may include all types of debt and other obligations (“Credit Investments”), and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, interest payments and maturity, and may consist of the following: (i) residential and commercial mortgage-backed securities (“MBS”), as well as real estate loans or pools of such loans; (ii) asset-backed securities (“ABS”), or other instruments secured by financial, physical, and/or intangible assets (e.g., receivables or pools of receivables), and investments in any assets/instruments underlying the foregoing structured/secured obligations; (iii) debt and equity tranches of collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”); (iv) public and private senior and mezzanine, senior secured or unsecured bonds/loans; and (v) other income producing securities, including investment grade debt, debentures and notes, and deferred interest, pay-in-kind or zero coupon bonds/notes. The Fund may invest without limit in CLOs or CDOs, including the equity tranches of such vehicles. See “Investment-Related Risks—Asset-Backed Securities And Mortgage-Backed Securities/Securitizations/Structured Finance Securities/CDOs And CLOs” for the heightened risks associated with equity tranche investments.

The Fund may also invest indirectly in any of the foregoing instruments through: (i) investing in other funds, including exchange traded funds (“ETFs”) and up to 15% of its net assets in funds that are excluded from the definition of “investment company” under the 1940 Act solely by reason of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, that are primarily invested in Credit Investments (except that investments in MBS, ABS, CLOs or CDOs and other Credit Investments that are not hedge funds or private equity funds are not subject to such 15% limitation); or (ii) entering into derivatives, including long and short positions in credit default swaps, total return swaps, forward contracts, futures and other similar transactions. The Fund may also use derivatives for cash management purposes, to modify interest rate exposure or to hedge positions. The Fund may invest in derivatives without limit, subject to adherence to applicable asset coverage and/or segregation requirements of the 1940 Act. (The Fund counts the foregoing indirect investments in debt obligations towards the Fund’s requirement to invest at least 80% of its assets in debt obligations.)

The Fund anticipates that many Credit Investments will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit Investments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

The Fund may invest in deferred interest, pay-in-kind or zero coupon bonds/notes. The payment deferral associated with such instruments may, in certain instances, introduce a significantly higher credit risk than current coupon paying bonds/notes.

In seeking to achieve the Fund’s objective, the Fund may also invest a portion of its net assets in (i) U.S. and foreign government obligations, and highly-rated debt instruments (e.g., commercial paper); and (ii) long and short positions in public or private equity securities, which can include ETFs and real estate investment trusts.

The Fund may add leverage to its portfolio through direct borrowing and/or through entering into reverse repurchase agreements or derivative transactions that create leverage.

At any given time, a substantial portion of our portfolio may be illiquid, subjecting the Fund to increased credit risk. If a borrower or obligor or other counterparty on an instrument underlying a Credit Investment is unable to make its payments, we may be greatly limited in our ability to recover any outstanding principal and interest (or other applicable amounts) under such Credit Investment. Our Shares therefore should be purchased only by investors who could afford a possible substantial loss of their investment. There is no geographic or currency limitation on the securities or instruments acquired by the Fund. The Fund may purchase debt or equity securities of non-U.S. governments and corporate entities domiciled outside of the United States, including emerging markets issuers.

The Fund has received an exemptive order from the Securities and Exchange Commission (the “Order”) in order to be able to make certain investments alongside certain of its affiliates. The Order allows the Fund to fully negotiate terms of co-investment transactions with other funds managed by the Adviser or certain affiliates. The Fund may only co-invest with certain entities affiliated with its Adviser in negotiated transactions originated by its Adviser or its affiliates in accordance with such Order or existing regulatory guidance. See “Risk Factors - We are subject to affiliated party and co-investment restrictions.”

Investment Adviser. 1WS Capital Advisors, LLC (the “Adviser” or “1WS”) serves as the investment adviser of the Fund. 1WS is a Delaware limited liability company that is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser is controlled by its managing member, One William Street Capital Management, L.P. (“OWS”), which is registered with the SEC as an investment adviser. The Adviser has limited experience managing a registered closed-end investment company that operates as an interval fund. However, OWS, as well as the Fund’s portfolio manager, Mr. David Sherr, and other personnel of the Adviser have substantial experience in managing investments and investment funds, including funds which have investment programs similar to that of the Fund. Under an investment advisory agreement between the Fund and 1WS (the “Advisory Agreement”), we will pay the Adviser a fee at the annualized rate of 1.50% of the daily gross assets of the Fund (the “Management Fee”). For the one-year period beginning on March 1, 2021, the Adviser has voluntarily agreed to reduce the Management Fee to 1.25% of the Fund’s daily gross assets. The Adviser may voluntarily reimburse additional fees and expenses but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time. See “The Adviser.”

Investment Philosophy and Process. In selecting the Fund’s Credit Investments (many of which are expected to include structured credit and securitized debt instruments), the Adviser employs a disciplined bottom-up research-based approach seeking to identify investment opportunities with attractive risk-adjusted returns. The approach generally includes: (i) developing and maintaining sophisticated econometric models based on data collected from internal and third-party sources; (ii) in-depth analysis of investment structure, including the impact of collateral performance, timing of cash flows, triggers and rating agency analyses; (iii) legal, tax and regulatory frameworks; (iv) valuation analysis of securitization assets, including an assessment of borrowers’ ability to repay; and (v) factors believed to influence market pricing, including historical sector performance and pricing, market sentiment, dealer inventory and positioning.

The Adviser may determine to sell an investment under several circumstances, such as when the Adviser believes the investment’s target value is realized, the instrument’s fundamentals deteriorate, more attractive investment alternatives are identified, or when it wishes to raise cash.

Non-listed Closed-End Fund. We are organized as a closed-end management investment company. Unlike shares of open-end management investment companies (commonly known as mutual funds), which generally are redeemable on a daily basis, our Shares will not be redeemable at an investor’s option (other than pursuant to the Fund’s repurchase policy) and, unlike traditional listed closed-end funds, our Shares will not be traded on any securities exchange. We do not expect a secondary market in our Shares to develop. Therefore, investors should not expect to be able to sell their Shares regardless of how we perform. As a result of the foregoing, an investment in our Shares may not be suitable for investors that require liquidity, other than liquidity provided through our repurchase policy. An investor may not be able to sell or otherwise liquidate his, her or its Shares whenever such investor would prefer. If and to the extent that a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per share. We may not be suitable for investors who cannot bear the risk of loss of all or part of their investment or who need a reasonable expectation of being able to liquidate all or a portion of their investment in a particular time frame. Although we will make quarterly offers to repurchase our Shares, there can be no assurance that we will repurchase all Shares that are tendered by a Shareholder in connection with any repurchase offer and Shareholders should consider that they may not have access to all of the money they invest in the short term or within a specified timeframe. We are designed for long-term investors and an investment in our Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. See “Non-Listed Closed-End Fund” and “Investor Suitability.” See also “Risk Factors-Structural and Market-Related Risks.”

Periodic Repurchase Offers. In order to provide limited liquidity to its Shareholders, the Fund will offer to repurchase no less than 5% of its outstanding Shares on a quarterly basis. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers at a price equal to the NAV per Share as of the Repurchase Pricing Date (defined below), of between 5% and 25% of the Shares outstanding. Subject to applicable law and approval of the Board, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. The Fund will make quarterly repurchase offers in the months of March, June, September and December. There is no guarantee that Shareholders will be able to sell all of the shares they desire in a repurchase offer because Shareholders, in total, may wish to sell more than the percentage of the Fund’s shares being repurchased. See “Periodic Repurchase Offers.”

Available Information. We file periodic reports and other information with the SEC. This information is available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at (202) 551-8090. This information is available free of charge by contacting us by telephone at (833) 834-4923. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

Distribution Policy. The Fund currently intends to declare and pay dividends/distributions of substantially all net investment income quarterly, but in no event, less than annually. The Fund also intends to distribute substantially all net realized capital gains at least annually. Unless Shareholders specify otherwise, dividends and distributions will be reinvested in Shares of the Fund. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and borrowings. There can be no assurances that the Fund will achieve any level of distributions to its Shareholders.

Dividend Reinvestment Plan. Dividends and capital gains distributions are automatically reinvested in Shares of the Fund, unless otherwise elected. You may notify the Transfer Agent in writing to choose to receive dividends or distributions (or both) in cash; or change the way you currently receive dividends/distributions. The number of Shares that will be distributed in lieu of cash is determined by dividing the dollar amount of the dividends or distribution to be reinvested by the NAV as of the close of business on the day of the dividend or distribution. Your taxable income is the same regardless of which option you choose. For further information about dividend reinvestment, contact the Transfer Agent by telephone at (833) 834-4923.

Use of Leverage. The Fund may obtain leverage in seeking to achieve its investment objective, including obtaining financing to make investments in Credit Investments. The Fund expects that borrowings by the Fund will be secured by Credit Investments held by the Fund. The Fund may obtain leverage through direct borrowing and/or through entering into reverse repurchase agreements or derivative transactions that create leverage.

The 1940 Act requires a closed-end fund like the Fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act). This means that the value of the Fund’s senior securities representing indebtedness may not exceed one-third of the value of its total assets (including such senior securities), measured at the time the Fund issues the senior securities. Investments or trading practices (such as reverse repurchase agreements and various derivative transactions) that involve contractual obligations to pay in the future are subject to the same requirements unless the Fund designates liquid assets in an amount the Fund believes to be equal to the Fund’s contractual obligations (marked-to-market on a daily basis) or appropriately “covers” such obligations with offsetting positions. To the extent that the Fund enters into a credit default swap on a particular security as a seller (writer of protection), the Fund will segregate assets equal to the full notional amount of the reference obligation. In certain circumstances, the Fund may enter into an offsetting position rather than segregating or designating liquid assets.

Leverage can have the effect of magnifying the Fund’s exposure to changes in the value of its assets and may also result in increased volatility in the Fund’s NAV. This means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned its assets on an unleveraged basis. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to leverage directly or indirectly.

Advisory Fees. Our Adviser is compensated for its services. Under the Advisory Agreement, our Adviser is entitled to a fee at an annualized rate of 1.50% of the Fund’s daily gross assets. For the one-year period beginning March 1, 2021, the Adviser has voluntarily agreed to reduce the Management Fee to 1.25% of the Fund’s daily gross assets. Through March 1, 2022, the Adviser has agreed, pursuant to an expense limitation agreement (the “ELA”), to waive the fees payable to it under the Advisory Agreement or to pay or absorb ordinary operating expenses of the Fund, including, without limitation, organization and offering expenses (excluding brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest and commitment fees; short dividend expense; acquired fund fees; taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business – collectively, the “Exclusions”), to the extent necessary to limit the Other Expenses of the Fund less the Exclusions to 0.50% of the gross assets as allocated to each class of Shares of the Fund. Pursuant to the ELA, the Adviser shall be permitted to recoup in later periods Fund expenses that the Adviser has paid or otherwise borne (whether through reduction of its Management Fee or otherwise) to the extent that the expenses for the Fund fall below the annual limitation rate in effect at the time of the actual waiver/reimbursement and to the extent that they do not cause the Fund to exceed the annual rate in effect at the time of the recoupment. Under the ELA, the Adviser is not permitted to recoup such expenses beyond three years from the date on which the Adviser reduced a fee or reimbursed an expense. See “The Adviser.”

Federal Tax Matters. We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code (the “Code”). As a RIC, we generally will not have to pay Fund-level federal income taxes on any ordinary income or capital gains that we distribute to our Shareholders from our tax earnings and profits. To maintain our RIC tax treatment, we will be required to meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Determination of Net Asset Value. NAV per Share is determined daily on each business day. The NAV per Share for each class is calculated by subtracting liabilities attributable to the class (including accrued expenses and indebtedness) from total assets attributable to the class (the value of the investments plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of Shares of the class outstanding. The Board has adopted valuation policies and procedures for the Fund and has delegated the day-to-day responsibility for fair value determinations to the Adviser. The Fund’s valuation committee (the “Committee”) (comprised of officers of the Adviser and established pursuant to the policies and procedures adopted by the Board) has the day-to-day responsibility for overseeing the implementation of the Fund’s valuation policies and procedures and fair value determinations (subject to review and ratification by the Board). See “Determination of Net Asset Value” for a discussion of how NAV is determined.

Investor Suitability. An investment in the Fund involves substantial risks and may not be suitable for all investors. You may lose a substantial portion of your investment in us. An investment in us is suitable only for investors who can bear the risks associated with the limited liquidity of our Shares and should be viewed as a long-term investment. Before making an investment decision, prospective investors and their financial advisers should (i) consider the suitability of an investment in our Shares with respect to the investor’s investment objectives and personal situation, and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. We should be considered an illiquid investment. See “Investor Suitability.”

Distributor. We have entered into a distribution agreement (the “Distribution Agreement”) with the Distributor, pursuant to which the Distributor is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. No arrangements have been made to place the proceeds from the sale of the Fund’s Shares in an escrow, trust or similar arrangement.

Transfer Agent. We have entered into a transfer agency agreement with DST Asset Manager Solutions, Inc. (the “Transfer Agent”) pursuant to which the Transfer Agent provides transfer agency services for the Fund.

Administrator. We have entered into an administration agreement with ALPS Fund Services, Inc. (the “Administrator”) pursuant to which the Administrator provides administrative services, fund accounting, investor accounting and taxation services to the Fund (the “Administration Agreement”).

Corporate Information. Our principal executive offices are located at 299 Park Avenue, 25th Floor, New York, New York 10171. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

PRINCIPAL RISKS

You should consider carefully the key risks summarized below, which are described in more detail (as well as the additional risks described) under “Risk Factors” in this prospectus, before investing in our Shares.

Investors should carefully consider our risks and investment objective, as an investment in us may not be appropriate for all investors and is not designed to be a complete investment program. An investment in us involves a high degree of risk. It is possible that investing in us may result in a loss of some or all of the amount invested. The Fund may not achieve its investment objective. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s investment objectives and individual situation and (ii) consider factors such as an investor’s net worth, income, age and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon or cannot bear a substantial loss of investment. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may also be adversely affected by business continuity issues for companies and markets, including as a result of pandemics, such as COVID-19; cybersecurity issues, including disruptions to company operations, national and local elections and power supply and generation; and natural disasters and ecological damage. The COVID-19 pandemic has adversely impacted economies and capital markets around the world in ways that will likely continue and may change in unforeseen ways for an indeterminate period. The COVID-19 pandemic may exacerbate pre-existing political, social, economic risks in certain countries and generally. The impacts, as well as the uncertainty over impacts to come, of COVID-19 have adversely affected the performance of the Fund and may continue to do so in the future.

INVESTMENT-RELATED RISKS—GENERAL:

We are subject to credit risks and risks associated with below investment grade securities.

While the Fund’s investments are expected to consist of predominantly structured credit and securitized debt instruments, some of our investments are subject to greater credit risk than others. Credit risk is the risk that an issuer of, or obligor under, a Credit Investment, may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a Credit Investment may decline because of concerns about the issuer’s or obligor’s ability or willingness to make such payments. This risk may be especially heightened for certain of our Credit Investments which may be rated below investment grade, as well as Credit Investments that may be of credit quality comparable to securities rated below investment grade by a rating agency. Such below investment grade securities are commonly referred to as “junk” or “high yield” securities. Such securities or Credit Investments of comparable credit quality, while generally offering the potential for higher yields than investment grade securities with similar maturities, involve greater risks, including the possibility of dividend or interest deferral, default or bankruptcy, and are regarded as predominantly speculative with respect to the issuer’s capacity to pay dividends or interest and repay principal. In addition, these securities and Credit Investments of comparable credit quality are generally more susceptible to decline in market value due to adverse economic and business developments and are often unsecured and subordinated to other creditors of the issuer. The market values for below investment grade securities or Credit Investments of comparable credit quality tend to be very volatile, and these instruments are generally less liquid than investment grade securities.

We are subject to interest rate risk—Credit Investments may decline in value because of changes in market interest rates.

Interest rate risk is the risk that fixed rate instruments will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such instruments generally will fall. Longer-term fixed rate instruments are generally more sensitive to interest rate changes. Moreover, an increase in interest rates could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of Credit Investments in which we may invest. Because the values of lower-rated and comparable unrated fixed rate instruments are more affected both by credit risk and interest rate risk, the price movements of such lower grade instruments in response to changes in interest rates typically have not been highly correlated to the fluctuations of the prices of investment grade quality instruments in response to changes in market interest rates.

Our use of leverage, as described in this prospectus, will tend to increase our interest rate risk. For example, a change in market interest rates could adversely impact our ability to utilize leverage due to an increase in the cost of borrowings, which could reduce our net investment income.

We may employ hedging techniques seeking to minimize interest rate risk, but there can be no assurance that the Fund will engage in hedging transactions at any given time, even under volatile market conditions, or that any hedging transactions the Fund engages in will be successful. Moreover, it may not be possible for the Fund to hedge against an interest rate fluctuation that is so generally anticipated that the Fund is not able to enter into a hedging transaction at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such fluctuation.

We may be subject to risks associated with the discontinuation of the London Interbank Offered Rate (“LIBOR”).

 The Fund’s investments, payment obligations and financing terms may rely in some fashion on LIBOR. LIBOR is expected to be phased out by the end of 2021 and there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. Any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. For example, certain of the Fund’s investments may involve individual contracts that have no existing fallback provision or language that contemplates the discontinuation of LIBOR, and those investments could experience increased volatility or illiquidity as a result of the transition process. In addition, interest rate provisions included in such contracts, or in contracts or other arrangements entered into by the Fund, may need to be renegotiated. The transition may also result in a reduction in the value of certain instruments held by the Fund, a change in the cost of borrowing by the Fund or a reduction in the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

We face a heightened level of interest rate risk due to historically low interest rates.

We face a heightened level of interest rate risk due to historically low interest rates and the potential effect of any government fiscal policy initiatives; for example, the U.S. Federal Reserve Board has ended its quantitative easing program and may maintain or continue to raise interest rates. Higher interest rates may also affect our cost of capital, net investment income and ability to obtain additional financing. When interest rates rise, the market value of fixed-rate instruments generally will fall. Rising interest rates may also negatively affect our portfolio companies’ ability to service interest payment obligations and make principal loan repayments. A decline in income could affect our overall return and our distributions to Shareholders. The occurrence of any of the foregoing can affect our NAV and/or trading price.

Credit Investments may have limited or no liquidity.

Many of our investments are subject to liquidity risk, which exists when particular investments of the Fund are difficult to purchase or sell, potentially preventing us from selling such illiquid investments at an advantageous time or price, or possibly requiring us to dispose of other investments at unfavorable times or prices in order to satisfy our obligations. Many Credit Investments are not traded on a reliable secondary market, nor may one ever develop, and, as such, Credit Investments should be considered illiquid. We may not be able to sell any of our Credit Investments even under circumstances when the Adviser believes it would be in our best interests to sell such investments. In such circumstances, the overall returns to us from our Credit Investments may be adversely affected. Moreover, certain Credit Investments are subject to certain additional significant restrictions on transferability.

We may be exposed to risks associated with inadequate collateral of Credit Investments.

To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment. For example, with respect to real estate-related loans, the real property security for the loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Credit Investment, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan.

It is possible that the same collateral could secure multiple obligations of a borrower or obligor. To the extent that collateral secures more than one obligation, the liquidation proceeds of such collateral may not be sufficient to fully cover all such loans.

We may be exposed to risks associated with covenant-lite loans.

Some of the loans in which we may invest directly or indirectly may be “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest directly or indirectly in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

If a borrower or obligor is unable to make its payments on a Credit Investment, we may be greatly limited in our ability to recover any outstanding principal and interest thereunder.

Our ability to generate income through our Credit Investments is dependent upon the borrowers or obligors making required payments. If a borrower or obligor is unable to make required payments on a Credit Investment, we may be greatly limited in our ability to recover any outstanding principal and interest.

Certain Credit Investments in which we invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment.

If a borrower or obligor files for bankruptcy, further collection action will not be permitted absent court approval and it is possible that a borrower’s or obligor’s liability under a Credit Investment will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured loan, unsecured creditors will receive only a fraction of any amount outstanding on the loan, if anything.

If a borrower or obligor is located in a non-U.S. jurisdiction it may be more difficult and costly for the Fund to enforce the terms of its Credit Investment than if the borrower or obligor were located in the U.S. Adverse economic conditions in foreign jurisdictions, as well as foreign exchange rate fluctuations may affect the ability and incentive of foreign obligors to make timely payments of principal and interest on their loans. Collection on Credit Investments may also be affected by economic and political conditions in the country or region in which the obligor is located. Rights and remedies available to enforce loan obligations and any security interest relating thereto will depend on the relevant country’s laws, including insolvency laws and laws specifying the priority of payments to creditors, all of which laws may be significantly different from U.S. law. Accordingly, the actual rates of delinquencies, defaults and losses on foreign Credit Investments could be higher than those experienced with Credit Investments located in the U.S.

We may be exposed to geographic concentration risk.

We are not subject to any geographic restrictions when investing in Credit Investments and therefore could be concentrated in a particular region. A geographic concentration of the Credit Investments may expose us to an increased risk of loss due to risks associated with certain regions. Certain regions from time to time will experience weaker economic conditions and, consequently, will likely experience higher rates of delinquency and loss. In addition, natural disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. In the event that a significant portion of the pool of Credit Investments have underlying borrowers or obligors resident or operating in certain regions, economic conditions, localized weather events, environmental disasters, natural disasters or other factors affecting these regions in particular could adversely impact the delinquency and default rates of the Credit Investments and could impact Fund performance.

Prepayments may reduce the amount of interest we accrue on a given Credit Investment.

Borrowers or obligors under a Credit Investment may decide to prepay all or a portion of the remaining principal amount due at any time, and, in some cases, without penalty (certain Credit Investments may provide for prepayment penalties). In the event of a prepayment of the entire remaining unpaid principal amount due under a Credit Investment, further interest will not accrue after the principal has been paid in full. If the borrower or obligor prepays a portion of the remaining unpaid principal balance, interest will cease to accrue on such prepaid portion, and we will not receive all of the interest payments that the Fund may have originally expected to receive on the loan.

Income from our portfolio will decline if we invest the proceeds from matured, traded or called investments at market interest rates that are below our portfolio’s current earnings rate.

Reinvestment risk is the risk that income from our portfolio will decline if we invest the proceeds from matured, traded or called investments at market interest rates that are below our portfolio’s current earnings rate. A decline in income could affect the value of our Shares, our overall return and our distributions to Shareholders.

Credit Investment default rates may be significantly affected by economic downturns or general economic conditions.

Default rates of Credit Investments may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of bankruptcies, disruptions in the credit markets (including due to COVID-19 and other pandemics), and other factors. A significant downturn in the economy could cause default rates on Credit Investments to increase.

We are subject to risks associated with the manner in which our investments are valued.

Under the 1940 Act, we are required to carry our investments at market value or, if there is no readily available market value, at fair value as determined pursuant to the valuation procedures adopted by the Board. Typically, there will not be a public market for many of the investments that we make. Many Credit Investments can be difficult to value by virtue of the fact that they are generally not publicly traded or actively traded on a secondary market but, instead, are traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less observable market data available. An instrument that is fair valued may be valued at a price higher or lower than the value determined by other funds using their own fair valuation procedures. We will value these securities at fair value as determined in good faith pursuant to our valuation procedures.

Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral and estimates of the value of securities and/or assets in which we invest, which will be supplied, directly or indirectly, by banks, other market counterparties or pricing systems or estimates approved for such purpose by our Board. Such inputs used in the determination of the fair value of our investments may be unaudited or may be subject to little verification or other due diligence. In addition, these entities may not provide estimates of the value of the securities in which we invest on a regular or timely basis or at all with the result that the values of such investments may be estimated by our Adviser on the basis of information available at the time. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if we tried to sell our investments. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

Significant increases or decreases in unobservable inputs, such as loss adjusted discount rates, projected loss rates or market yield, would result in a decrease or increase, respectively, in the fair value measurement. Because such valuations are inherently uncertain, the valuations may fluctuate significantly over short periods due to changes in current market conditions. Our determinations of fair value of our Credit Investments may differ materially from the values that would have been used if an active market and market quotations existed for these loans. Our returns could be adversely affected if the determinations regarding the fair value of our Credit Investments were materially different than the values that we may realize upon the disposal of such instruments.

In addition to the above general risks associated with Credit Investments, the Fund is subject to various risks specific to particular categories of such instruments, as follows:

INVESTMENT-RELATED RISKS—ASSET BACKED SECURITIES AND MORTGAGE-BACKED SECURITIES/SECURITIZATIONS/STRUCTURED FINANCE SECURITIES/CDOs AND CLOs:

Asset-backed securities and mortgage-backed securities in which we may invest often involve risks that are different from risks associated with other types of debt instruments.

Asset-backed securities. Asset-backed securities often involve risks that are different from risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets may be subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. If many borrowers on the underlying loans or other obligations default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

An investment in subordinated (residual) classes of asset-backed securities (sometimes referred to as “equity”) is typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes. The risks associated with an investment in such subordinated classes of asset-backed securities include credit risk and liquidity risk.

Mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The frequency at which prepayments (including voluntary prepayments by the obligors and liquidations due to default and foreclosures) occur on loans underlying mortgage-backed securities will be affected by a variety of factors including the prevailing level of interest rates as well as the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors. In general, any factors that increase the attractiveness of selling a mortgaged property or refinancing a mortgage loan, enhance a borrower’s ability to sell or refinance or increase the likelihood of default under a mortgage loan, would be expected to cause the rate of prepayment in respect of a pool of mortgage loans to accelerate. Particular investments may experience outright losses, as in the case of an interest only security in an environment of faster actual or anticipated prepayments. Also, particular investment may underperform relative to hedges that a portfolio manager may have constructed for these investments, resulting in a loss. In contrast, any factors having an opposite effect would be expected to cause the rate of prepayment of a pool of mortgage loans to slow.

The rate of prepayment on a pool of mortgage loans is likely to be affected by prevailing market interest rates for mortgage loans of a comparable type, term and risk level. When the prevailing market interest rate is below a mortgage coupon, a borrower generally has an increased incentive to refinance its mortgage loan. Even in the case of adjustable rate mortgage loans, as prevailing market interest rates decline, and without regard to whether the mortgage rates on such loans decline in a manner consistent therewith, the related borrowers may have an increased incentive to refinance for purposes of either (i) converting to a fixed rate loan and thereby “locking in” such rate or (ii) taking advantage of a different index, margin or rate cap or floor on another adjustable rate mortgage loan. Therefore, as prevailing market interest rates decline, prepayment speeds would be expected to accelerate.

In the case of a mortgage-backed security related to multifamily or commercial loans, prevailing market interest rates, the outlook for market interest rates and economic conditions generally may cause some borrowers to refinance or sell their properties in order to realize their equity therein, lower their financing costs, to meet cash flow needs or to make other investments. In addition, some borrowers may be motivated by U.S. federal and state tax laws (which are subject to change) to sell their properties prior to the exhaustion of tax depreciation benefits.

Residential Mortgage-Backed Securities (“RMBS”). RMBS are mortgage-backed securities that may be secured by interests in a single residential mortgage loan or a pool of mortgage loans secured by residential property. RMBS may be senior, subordinate, interest-only, principal-only, investment-grade, non-investment grade or unrated. The Fund may acquire RMBS from private originators as well as from other mortgage loan investors, including savings and loan associations, mortgage bankers, commercial banks, finance companies and investment banks. The credit quality of any RMBS issue depends primarily on the credit quality of the underlying mortgage loans.

At any one time, a portfolio of mortgage-backed securities may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations.

Commercial Mortgage-Backed Securities (“CMBS”). CMBS are fixed income instruments that are secured by mortgage loans on commercial real property. CMBS typically take the form of multi-class debt or pass-through certificates secured by mortgage loans on commercial properties. They generally are structured to provide protection to investors in senior tranches against potential losses on the underlying mortgage loans. Such protection generally is provided by causing holders of subordinated classes of securities (“Subordinated CMBS”) to take the first loss in the event of defaults on the underlying commercial mortgage loans. Other protection, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, additional Subordinated CMBS, cross-collateralization and over-collateralization. The Fund may invest in CMBS or Subordinated CMBS.

Mortgage loans on commercial properties underlying mortgage-backed securities often are structured so that a substantial portion of the loan principal is not amortized over the loan term but is payable at maturity and repayment of the loan principal thus often depends upon the future availability of real estate financing from the existing or an alternative lender and/or upon the current value and salability of the real estate. Therefore, the unavailability of real estate financing may lead to default. Most commercial mortgage loans underlying mortgage-backed securities are effectively nonrecourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgage loans, payments on the subordinated classes of the related mortgage-backed securities are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of mortgage-backed securities may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed in lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property.

Especially in the case of a mortgage-backed security related to commercial mortgage loans, the rate of principal payments on the loans in the related pool will also be affected by the nature and extent of any restrictions on prepayments that are set forth in the mortgage loans, and the extent to which such provisions may be enforced. Such restrictions may include a prohibition on prepayments for specified periods of time and/or requirements that principal prepayments be accompanied by the payment of prepayment penalties or be subject to yield maintenance premiums.

Securitization of our assets subjects us to various risks. We may securitize assets to generate cash for funding new investments. We use the term “securitize” to describe a form of leverage under which a fund such as us (sometimes referred to as an “originator” or “sponsor”) transfers income producing assets to a special purpose vehicle (“SPV”), which is established solely for the purpose of holding such assets and entering into a structured finance transaction. The SPV then issues notes secured by such assets. The SPV may issue the notes in the capital markets either publicly or privately to a variety of investors, including banks, non-bank financial institutions and other investors. There may be a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPV.

An important aspect of most debt securitization transactions is that the sale or contribution of assets into the SPV be considered a true sale or contribution for accounting purposes and that a reviewing court would not consolidate the SPV with the operations of the originator in the event of the originator’s bankruptcy based on equitable principles. Viewed as a whole, a debt securitization seeks to lower risk to the note purchasers by isolating the assets collateralizing the securitization in an SPV that is not subject to the credit and bankruptcy risks of the originator. As a result of this perceived reduction of risk, debt securitization transactions frequently achieve lower overall leverage costs for originators as compared to traditional secured lending transactions.

In accordance with the above description, to securitize loans, we may create a wholly-owned subsidiary and contribute a pool of our assets to such subsidiary. The SPV may be funded with, among other things, whole loans, other receivables or assets or interests from other pools and such loans or other receivables or assets may or may not be rated. The SPV would then sell its notes to purchasers who we would expect to be willing to accept a lower interest rate and the absence of any recourse against us to invest in a pool of income producing assets to which none of our creditors would have access. We would retain all or a portion of the equity in the SPV. An inability to successfully securitize portions of our portfolio or otherwise leverage our portfolio through secured and unsecured borrowings could limit our ability to grow our business and fully execute our business strategy, and could decrease our earnings. However, the successful securitization of portions of our portfolio exposes us to a risk of loss for the equity we retain in the SPV and might expose us to greater risk on our remaining portfolio because the assets we retain may tend to be those that are riskier and more likely to generate losses. A successful securitization may also impose financial and operating covenants that restrict our business activities and may include limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. The 1940 Act may also impose restrictions on the structure of any securitizations.

Interests we hold in the SPV, if any, will be subordinated to the other interests issued by the SPV. As such, we will only receive cash distributions on such interests if the SPV has made all interest and other required payments on all other interests it has issued. In addition, our subordinated interests will likely be unsecured and rank behind all of the secured creditors, known or unknown, of the SPV, including the holders of the senior interests it has issued. Consequently, to the extent that the value of the SPV’s portfolio of assets has been reduced as a result of conditions in the credit markets, or as a result of defaults, the value of the subordinated interests we retain would be reduced. Securitization imposes on us the same risks as borrowing except that our risk in a securitization is limited to the amount of subordinated interests we retain, whereas in a borrowing or debt issuance by us directly we would be at risk for the entire amount of the borrowing or debt issuance.

Cayman Islands SPV subsidiary risk. We invest in a wholly-owned SPV subsidiary formed under the laws of the Cayman Islands. Such SPV is not registered under the 1940 Act and, unless otherwise noted in this prospectus, is not subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the SPV, respectively, are organized, could result in the inability of the Fund and/or the subsidiary to operate as described in this prospectus and could negatively affect the Fund and its Shareholders. For example, Cayman Islands law does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on certain entities. If Cayman Islands law changes such that the SPV would be required to pay Cayman Islands governmental authority taxes, Shareholders would likely suffer decreased investment returns. Because the SPV would generally be considered a controlled foreign corporation for U.S. federal income tax purposes, we would be treated as having received certain income of this subsidiary, even if such income is not distributed to us. The Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its wholly-owned investment subsidiary. The Fund’s wholly-owned investment subsidiary also complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). See also “Material U.S. Federal Income Tax Considerations.”

To the extent we securitize our assets, we may be subject to additional risks associated with Regulation AB. We may securitize our assets to create incremental levered returns for our Shareholders. On December 15, 2004, the SEC approved the final regulations covering the registration, disclosure, communications, and reporting requirements for asset-backed securities, or Regulation AB, which became effective January 1, 2006. On August 27, 2014, the SEC adopted revisions to Regulation AB. Regulation AB contains disclosure requirements applicable to registered securitizations, including requirements to provide historical financial data with respect to either prior securitized pools of the same asset class or prior originations and information with respect to the background, experience and roles of the various transaction parties, including those involved in the origination, sale or servicing of the loans in the securitized pool. Moreover, annual assessments of compliance with servicing criteria by servicers and attestation reports from an independent registered public accounting firm must be obtained with respect to securitized pools of loans.

Structured Finance Securities. A portion of the Fund’s investments may consist of collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations, collateralized debt obligations or other asset-backed securities or similar instruments. Structured finance securities may present risks similar to those of the other types of debt obligations in which the Fund may invest and, in fact, such risks may be of greater significance in the case of structured finance securities. Moreover, investing in structured finance securities may entail a variety of unique risks. Among other risks, structured finance securities may be subject to prepayment risk. In addition, the performance of a structured finance security will be affected by a variety of factors, including its priority in the capital structure of the issuer thereof, and the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets.

CDO and CLO risks. Our Credit Investments may include CDOs and/or CLOs which are subject to the following risks: (i) distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) CDOs and/or CLOs typically will have no significant underlying assets other than their underlying senior secured debt obligations or loans and payments on the CDOs and/or CLOs are and will be payable solely from the cash flows from such senior secured debt obligations and/or loans; (iv) the complex structure of the CDOs and/or CLOs and their interests may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results; (v) CDOs and/or CLOs are typically highly levered, and therefore the CDO and/or CLO interests that the Fund may invest in are subject to a higher risk of total loss; (vi) investments in CDOs and/or CLOs may be riskier and less transparent to us and our Shareholders than direct investments in the underlying companies; (vii) the potential for interruption and deferral of cash flow to our investments in the equity and junior debt tranches of CDOs and/or CLOs; (viii) interests in CDOs and/or CLOs may be illiquid; (ix) investments in foreign CDOs and/or CLOs may involve significant risks in addition to the risks inherent in U.S. CDOs and/or CLOs; (x) we may invest with collateral managers that have no or limited performance or operating history; (xi) the inability of a CDO or CLO collateral manager to reinvest the proceeds of any prepayments may adversely affect us; (xii) the loans underlying the CDOs and/or CLOS may be sold and replaced resulting in a loss to us; (xiii) we may not have direct rights against the underlying borrowers or obligors comprising the CDOs and/or CLOs’ investments or the entities that sponsored the CDOs and/or CLOs; and (xiv) investments in equity and junior debt tranches of CDOs and/or CLOs will likely be subordinate to the other debt tranches of such CDOs and/or CLOs, and are subject to a higher degree of risk of total loss.

INVESTMENT RELATED RISKS –ACCOUNTS RECEIVABLES:

The Fund may invest in Credit Investments secured by receivables, such as credit card receivables and automobile receivables. The Fund may also invest directly in these investments. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. If the economy of the United States deteriorates, defaults on securities backed by credit card, automobile and other receivables may increase. In addition, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-related securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these securities.

Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. In recent years, certain automobile manufacturers have been granted access to emergency loans from the U.S. Government and have experienced bankruptcy. As a result of these events, the value of securities backed by receivables from the sale or lease of automobiles may be adversely affected.

INVESTMENT RELATED RISKS – SECOND LIEN OR OTHER SUBORDINATED (MEZZANINE) OR UNSECURED LOANS OR DEBT:

The Fund may invest in Credit Investments secured by mezzanine or unsecured loans/debt. The Fund may also invest directly in these instruments. Second lien or other subordinated (mezzanine) or unsecured loans or debt generally are subject to similar risks as those associated with investments in senior loans. In addition, because second lien or other subordinated (mezzanine) or unsecured loans or debt are subordinated in payment and/or lower in lien priority to senior loans, they are subject to additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Second lien or subordinated loans or debt, both secured and unsecured, may have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans and subordinated loans or debt, both secured and unsecured, which would create greater credit risk exposure. Second lien or other subordinated or unsecured loans or debt of below investment grade quality share risks similar to those associated with investments in other below investment grade securities and obligations.

INVESTMENT-RELATED RISKS—DERIVATIVES

We may be exposed to additional risks associated with derivative investments.

We may engage in derivative transactions in which we may purchase and sell a variety of derivative instruments, including taking long and short positions in exchange-listed and over-the-counter futures, forwards, swaps and similar instruments, credit transactions and credit default swaps. We also may purchase and sell derivative instruments that combine features of these instruments.

Derivatives may involve significant risks. Derivatives are financial instruments with a value in relation to, or derived from, the value of an underlying asset(s) or other reference, such as an index, rate or other economic indicator (each an underlying reference). Derivatives may include those that are privately placed or otherwise exempt from SEC registration, including Rule 144A eligible securities. Derivatives could result in Fund losses if the underlying reference does not perform as anticipated. Use of derivatives is a highly specialized activity that can involve investment techniques, risks, and tax planning different from those associated with more traditional investment instruments. The use of derivatives for other than hedging purposes may be considered a speculative trading practice, and involves greater risks than are involved in hedging. The Fund’s derivatives strategy may not be successful and could result in substantial, potentially unlimited, losses to the Fund regardless of the Fund’s actual investment. A relatively small movement in the price, rate or other economic indicator associated with the underlying reference may result in substantial loss for the Fund. Derivatives may be more volatile than other types of investments. The value of derivatives may be influenced by a variety of factors, including national and international political and economic developments. Potential changes to the regulation of the derivatives markets may make derivatives more costly, may limit the market for derivatives, or may otherwise adversely affect the value or performance of derivatives. Derivatives can increase the Fund’s risk exposure to underlying references and their attendant risks, such as the risk of an adverse credit event associated with the underlying reference (credit risk), the risk of an adverse movement in the value, price or rate of the underlying reference (market risk), the risk of an adverse movement in the value of underlying currencies (foreign currency risk) and the risk of an adverse movement in underlying interest rates (interest rate risk). Derivatives may expose the Fund to additional risks, including the risk of loss due to a derivative position that is imperfectly correlated with the underlying reference it is intended to hedge or replicate (correlation risk), the risk that a counterparty will fail to perform as agreed (counterparty risk), the risk that a hedging strategy may fail to mitigate losses, and may offset gains (hedging risk), the risk that losses may be greater than the amount invested (leverage risk), the risk that the Fund may be unable to sell an investment at an advantageous time or price (liquidity risk), the risk that the investment may be difficult to value (pricing risk), and the risk that the price or value of the investment fluctuates significantly over short periods of time (volatility risk). More detail on particular derivatives that may be utilized is discussed below.

Swaps are derivatives, whereby in a typical swap transaction, two parties agree to exchange an amount equal to the return, based upon an agreed-upon notional value, earned on a specified underlying reference for a fixed return or the return from another underlying reference during a specified period of time. Swaps may be difficult to value and may be illiquid. Swaps could result in Fund losses if the underlying asset or reference does not perform as anticipated. Swaps create significant investment leverage such that a relatively small price movement in a swap may result in immediate and substantial losses to the Fund. The Fund may only close out a swap with its particular counterparty, and may only transfer a position with the consent of that counterparty. Certain swaps, such as short swap transactions and total return swaps, have the potential for unlimited losses, regardless of the size of the initial investment. Swaps can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, the risk relating to the uncertainty over the future real value (after inflation) of an investment (inflation risk), leverage risk, liquidity risk, pricing risk and volatility risk.

A futures contract is an exchange-traded derivative transaction between two parties in which a buyer agrees to pay a fixed price (or rate) at a specified future date for delivery of an underlying reference from a seller. Futures contract markets are highly volatile, and futures contracts may be illiquid. Futures exchanges may limit fluctuations in futures contract prices by imposing a maximum permissible daily price movement. The Fund may be disadvantaged if it is prohibited from executing a trade outside the daily permissible price movement. At or prior to maturity of a futures contract, the Fund may enter into an offsetting contract and may incur a loss to the extent there has been adverse movement in futures contract prices. The liquidity of the futures markets depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants make or take delivery, liquidity in the futures market could be reduced. Because of the low margin deposits normally required in futures trading, a high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. For certain types of futures contracts, losses are potentially unlimited. Futures markets are highly volatile and the use of futures may increase the volatility of the Fund’s NAV. Futures contracts can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, leverage risk, liquidity risk, pricing risk and volatility risk.

A forward contract is an over-the-counter derivative transaction between two parties to buy or sell a specified amount of an underlying reference at a specified price (or rate) on a specified date in the future. Forward contracts are negotiated on an individual basis and are not standardized or traded on exchanges. The market for forward contracts is substantially unregulated and can experience lengthy periods of illiquidity, unusually high trading volume and other negative impacts, such as political intervention, which may result in volatility or disruptions in such markets. A relatively small price movement in a forward contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. Forward contracts can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, foreign currency risk and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, leverage risk, liquidity risk, pricing risk and volatility risk.

The SEC recently adopted rules that change the framework for the permissible use of derivatives and short sales (and other similar transactions that can have a leveraging effect) by the Fund (the “New Derivatives/Short Sale Rule”). The new rules will limit funds' leverage risk based on value-at-risk (“VaR”) and would generally limit the Fund’s VaR so as not to exceed 200% of the VaR of a designated reference portfolio or 20% of the Fund’s net assets. The Fund must adhere to the New Derivatives/Short Sale Rule by August 19, 2022 and until such adherence, the Fund will continue to adhere to existing SEC and SEC Staff positions governing derivatives, short sales and other leverage creating transactions. The New Derivatives/Short Sale Rule may restrict, and/or impose additional costs or other burdens upon, the Fund’s participation in derivative transactions, short sales, and other leverage creating transactions.

INVESTMENT-RELATED RISKS—OTHER INSTRUMENTS/SECURITIES:

Real estate investment risk

In addition to the risks above associated with Credit Investments generally, our real estate-related investments are subject to real estate investment risk. Specifically, a number of particular factors may prevent these investments from generating sufficient net cash flow or may adversely affect their value, or both, resulting in less cash available for distribution, or a loss, to the Fund. These factors include adverse national, regional and local economic conditions, adverse local real estate conditions (such as over-supply or insufficient demand), changing demographics, and the inability of property managers to provide capable management and adequate maintenance.

General Risks of Commercial or Residential Real Estate Debt; Non-Performing Loans.

The Fund may invest in commercial or residential real estate loans and debt securities (including, but not limited to, investments in subordinate debt, such as mezzanine debt, b-notes, preferred equity and first mortgage loans, such as higher loan-to-value senior loans and bridge loans). The Fund may hold direct or indirect interests in performing or non-performing real estate Credit Investments. Non-performing real estate Credit Investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of such loan and/or purchasing senior loans. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the investment in respect of which such distribution was made. In addition, certain privately offered commercial real estate Credit Investments carry risks of illiquidity and lack of control. It is possible that the Adviser may find it necessary or desirable to foreclose on collateral securing one or more real estate loans purchased by the Fund. The foreclosure process will vary from jurisdiction to jurisdiction and can be lengthy and expensive. Issuers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action. During the foreclosure proceedings, an issuer may have the ability to file for bankruptcy or its equivalent, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. If this were to occur, the Fund may be negatively impacted. Similar risks relate to foreclosure of mezzanine debt and the exercising of remedies in connection with such debt.

Other Risks Associated with Real Estate Loans.

Commercial Mortgage Loans. The Fund may invest in commercial mortgage Credit Investments. The value of the Fund’s commercial mortgage Credit Investments will be influenced by the historical rate of delinquencies and defaults experienced on the commercial mortgage Credit Investments and by the severity of loss incurred as a result of such defaults. The factors influencing delinquencies, defaults, and loss severity include: (i) economic and real estate market conditions by industry sectors (e.g., multi-family, retail, office, and hospitality); (ii) the terms and structure of the mortgage Credit Investments; and (iii) any specific limits to legal and financial recourse upon a default under the terms of such Credit Investments.

Commercial mortgage loans are generally viewed as exposing a lender to a greater risk of loss through delinquency and foreclosure than lending on the security of single-family residences. The ability of a borrower to repay a loan secured by income-producing property typically is dependent primarily upon the successful operation and operating income of such property (i.e., the ability of tenants to make lease payments, the ability of a property to attract and retain tenants, and the ability of the owner to maintain the property, minimize operating expenses, and comply with applicable zoning and other laws) rather than upon the existence of independent income or assets of the borrower. Most commercial mortgage loans provide recourse only to specific assets, such as the property, and not against the borrower’s other assets or personal guarantees.

Commercial mortgage loans generally do not fully amortize, which can necessitate a sale of the property or refinancing of the remaining “balloon” amount at or prior to maturity of the mortgage loan. Accordingly, investors in commercial mortgage loans bear the risk that the borrower will be unable to refinance or otherwise repay the mortgage at maturity, thereby increasing the likelihood of a default on the borrower’s obligation. Exercise of foreclosure and other remedies may involve lengthy delays and additional legal and other related expenses on top of potentially declining property values. In certain circumstances, the creditors may also become liable upon taking title to an asset for environmental or structural damage existing at the property.

Residential Mortgage Loans. The default rate for residential mortgage loans may continue to increase due in large part to borrowers’ inability or unwillingness to carry the mortgage loan on a current basis, increased mortgage loan carrying costs resulting from resets of adjustable rate mortgages and increases in taxes and insurance, the inability of borrowers to refinance mortgage loans and general factors that reduce the ability of the borrower to pay its mortgage loan obligations, including loss of employment, increased cost of living and unexpected significant bills such as healthcare-related expenses. Lenders may exercise their foreclosure rights which will further decrease the value of the residential real estate as foreclosure sales are often at lower prices than sales in the ordinary course. Such conditions could further decrease the value of the residential real estate. The Fund could face increased default rates on sub-performing and non-performing mortgage loans to which it has direct or indirect economic exposure, including loans that were modified with the expectation that they would be re-performing loans.

Real Estate Investment Trusts Risk.

Investments in real estate investment trusts (REITs) and in securities of other companies (wherever organized) principally engaged in the real estate industry subject the Fund to, among other things, risks similar to those of direct investments in real estate and the real estate industry in general. These include risks related to general and local economic conditions, possible lack of availability of financing and changes in interest rates or property values. REITs are entities that either own properties or make construction or mortgage loans, and also may include operating or finance companies. The value of interests in a REIT may be affected by, among other factors, changes in the value of the underlying properties owned by the REIT, changes in the prospect for earnings and/or cash flow growth of the REIT itself, defaults by borrowers or tenants, market saturation, decreases in market rates for rents, and other economic, political, or regulatory matters affecting the real estate industry, including REITs. REITs and similar non-U.S. entities depend upon specialized management skills, may have limited financial resources, may have less trading volume in their securities, and may be subject to more abrupt or erratic price movements than the overall securities markets. REITs are also subject to the risk of failing to qualify for favorable tax treatment under the Code. The failure of a REIT to continue to qualify as a REIT for tax purposes can materially and adversely affect its value. Some REITs (especially mortgage REITs) are affected by risks similar to those associated with investments in debt securities including changes in interest rates and the quality of credit extended.

Reverse Repurchase Agreements Risk.

Reverse repurchase agreements are agreements in which a Fund sells a security to a counterparty, such as a bank or broker-dealer, in return for cash and agrees to repurchase that security at a mutually agreed upon price and time. Reverse repurchase agreements carry the risk that the market value of the security sold by the Fund may decline in value, requiring the Fund to post additional collateral or to repurchase the security. Reverse repurchase agreements also may be viewed as a form of borrowing, and borrowed assets used for investment creates leverage risk. Leverage can create an interest expense that may lower the Fund’s overall returns. Leverage presents the opportunity for increased net income and capital gains, but may also exaggerate the Fund’s volatility and risk of loss. In connection with the Fund’s investments in reverse repurchase agreements, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

We may invest in foreign issuers/obligations which expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we may have difficulty enforcing creditor’s rights in foreign jurisdictions.

Although our investments are expected to be generally U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.

Emerging Market Securities Risk.

Securities issued by foreign governments or companies in emerging market countries are more likely to have greater exposure to the risks associated with investment in foreign securities. In addition, emerging market countries are more likely to experience instability resulting, for example, from rapid changes or developments in social, political, economic or other conditions. Their economies are usually less mature and their securities markets are typically less developed with more limited trading activity (i.e., lower trading volumes and less liquidity) than more developed countries. Emerging market securities tend to be more volatile than securities in more developed markets. Many emerging market countries are heavily dependent on international trade and have fewer trading partners, which makes them more sensitive to world commodity prices and economic downturns in other countries, and some have a higher risk of currency devaluations.

We may invest in equity securities, which may be more volatile than other investments.

The value of a particular equity security in which we may invest may decrease. The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, management decisions, decreased demand for an issuer’s products or services, increased production costs, general economic conditions, interest rates, currency exchange rates, investor perceptions and market liquidity. Equity securities tend to be more volatile than bonds and money market instruments. In the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of common stock holders and are likely to have varying types of priority over holders of preferred and convertible stock. These risks may increase fluctuations in the Fund’s NAV.

Risks of Shorting Equity Securities

In seeking to achieve the Fund’s objective, the Fund may, from time to time (and not as a part of its principal strategy), effect short sales of equity securities. To effect a short sale, the Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Thus, short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in equity securities sold short are more risky than long positions (purchases) in equity securities because there is no limit on the loss that may be incurred. Moreover, the amount of any gain achieved through a short sale will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Fund may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a “short squeeze” can occur, and the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the equity security sold short and the equity securities being hedged. Any short selling may exaggerate the volatility of the Fund’s investment portfolio. Short selling may result in increased transaction costs to the Fund. Any short selling could subject the Fund to increased leverage risk. The SEC has recently adopted rules that change the framework for the permissible use of short sales. See “Use of Leverage” and “Investment Related Risks – Derivatives” for more information.

We may be exposed to additional risks to the extent we invest in senior loans, including corporate loans.

There is less readily available and reliable information about most senior loans than is the case for many other types of instruments, including listed securities. Senior loans are not listed on any national securities exchange or automated quotation system and as such, many senior loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. To the extent that a secondary market does exist for certain senior loans, the market is more volatile than for liquid, listed securities and may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates, resulting in fluctuations in the Fund’s NAV and difficulty in valuing the Fund’s portfolio of senior loans.

Senior loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a senior loan will result in a reduction of income to the Fund, a reduction in the value of the senior loan and a potential decrease in the Fund’s NAV. The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates. The Adviser relies primarily on its own evaluation of borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.

Investing in private companies/issuers involves a high degree of risk.

Our investment portfolio may consist of, among other things, loans to, and investments in, private companies or issuers. Investments in private ventures, vehicles or businesses involve a high degree of business and financial risk, which can result in substantial losses and, accordingly, should be considered speculative. There is generally very little publicly available information about these issuers, and we rely significantly on the due diligence of the members of the investment team to obtain information in connection with our investment decisions. It is thus difficult, and often impossible, to protect the Fund from the risk of fraud, misrepresentation or poor judgment by these issuers.

ETF Risk.

The Fund may invest in ETFs. An ETF’s share price may not track its specified market index (if any) and may trade below its NAV. Certain ETFs use a “passive” investment strategy and do not take defensive positions in volatile or declining markets. Other ETFs in which the Fund may invest are actively managed ETFs (i.e., they do not track a particular benchmark), which indirectly subjects the Fund to active management risk. An active secondary market in ETF shares may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions or other reasons. There can be no assurance that an ETF’s shares will continue to be listed on an active exchange. In addition, shareholders bear both their proportionate share of the Fund’s expenses and similar expenses incurred through ownership of the ETF. There is a risk that ETFs in which the Fund invests may terminate due to extraordinary events. For example, any of the service providers to ETFs, such as the trustee or sponsor, may close or otherwise fail to perform their obligations to the ETF, and the ETF may not be able to find a substitute service provider. Also, certain ETFs may be dependent upon licenses to use various indexes as a basis for determining their compositions and/or otherwise to use certain trade names. If these licenses are terminated, the ETFs may also terminate. In addition, an ETF may terminate if its net assets fall below a certain amount.

Other Investment Companies Risk.

The Fund may also, subject to applicable regulatory limits, invest in securities of other open- or closed-end investment companies (including ETFs and Business Development Companies (“BDCs”)) that invest primarily in the types of securities in which the Fund may invest directly. The market value of the shares of other investment companies may differ from their NAV. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Fund’s advisory and other fees and expenses with respect to assets so invested. Shareholders will therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. The Adviser will take expenses into account when evaluating the merits of an investment in an investment company relative to other available investments.

The securities of other investment companies, including ETFs or BDCs, in which the Fund may invest may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities. An investment in securities of other investment companies, including ETFs or BDCs, that use leverage may expose the Fund to higher volatility in the market value of such securities and the possibility that the Fund’s long-term returns on such securities (and, indirectly, the long-term returns of the Shares) will be diminished.

Preferred Stock Risk.

The Fund may also invest in preferred stock. Preferred stock is a type of stock that generally pays dividends at a specified rate and that has preference over common stock in the payment of dividends and the liquidation of assets. Preferred stock does not ordinarily carry voting rights. The price of a preferred stock is generally determined by earnings, type of products or services, projected growth rates, experience of management, liquidity, and general market conditions of the markets on which the stock trades. The most significant risks associated with investments in preferred stock include market risk and interest rate risk (i.e., the risk of losses attributable to changes in interest rates).

Convertible Securities Risk.

The Fund may also invest in convertible securities. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate risk and credit risk. Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk. The Fund may also be forced to convert a convertible security at an inopportune time, which may decrease the Fund’s return.

Money Market Funds Risk.

The Fund may invest cash in, or hold as collateral for certain investments, shares of registered money market funds. These funds are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. The Fund and its shareholders indirectly bear a portion of the expenses of any money market fund or other fund in which the Fund may invest.

Deferred Interest, Pay-in-Kind or Zero Coupon Bonds/Notes Risk.

The Fund may invest in deferred interest, pay-in-kind or zero coupon bonds/notes. Investments in zero-coupon and payment-in-kind securities are subject to certain risks, including that market prices of zero-coupon and payment-in-kind securities generally are more volatile than the prices of securities that pay interest periodically and in cash, and are likely to respond to changes in interest rates to a greater degree than other types of debt securities with similar maturities and credit quality. Because zero-coupon securities bear no interest, their prices are especially volatile. And because zero-coupon bondholders do not receive interest payments, the prices of zero-coupon securities generally fall more dramatically than those of bonds that pay interest on a current basis when interest rates rise. However, when interest rates fall, the prices of zero-coupon securities generally rise more rapidly in value than those of similar interest paying bonds. Under many market and other conditions, the market for zero-coupon and payment-in-kind securities may suffer decreased liquidity making it difficult for the Fund to dispose of them or to determine their current value. In addition, as these securities may not pay cash interest, the Fund’s investment exposure to these securities and their risks, including credit risk, will increase during the time these securities are held in the Fund’s portfolio. Further, to maintain its qualification for treatment as a RIC and to avoid Fund-level U.S. federal income and/or excise taxes, the Fund is required to distribute to its Shareholders any income it is deemed to have received in respect of such investments, notwithstanding that cash has not been received currently, and the value of paid-in-kind interest. Consequently, the Fund may have to dispose of portfolio securities under disadvantageous circumstances to generate the cash, or may have to leverage itself by borrowing the cash to satisfy this distribution requirement. The required distributions, if any, would result in an increase in the Fund’s exposure to these securities. The payment deferral associated with such instruments may, in certain instances, introduce a significantly higher credit risk than current coupon paying bonds/notes. Since these instruments require judgment about the collectability of the deferred payments versus the value of any associated collateral, this may introduce additional unreliability in their valuations. The higher yields and interest rates on deferred interest, pay-in-kind and zero coupon bonds/notes may reflect the payment deferral and increased credit risk associated with such instruments. In addition, under certain circumstances, the deferral of interest on these securities may also reduce the loan-to-value ratio at a compounding rate.

STRUCTURAL AND MARKET-RELATED RISKS:

Coronavirus (COVID-19) Risk

In December 2019, the virus SARS-CoV-2, which causes the coronavirus disease known as COVID-19, spread around the world, resulting in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across the globe, as well as the implementation of travel restrictions and remote working and “shelter-in-place” or similar policies by numerous companies and national and local governments. These actions caused the disruption of manufacturing supply chains and consumer demand in certain economic sectors, resulting in significant disruptions in local and global economies. The Fund's performance was negatively impacted during the initial periods of the pandemic. The longer-term impact of COVID-19 on the operations of the Adviser and the performance of the Fund is difficult to predict, but may also be adverse. The longer-term potential impact on such operations and performance could depend to a large extent on future developments and actions taken by authorities and other entities to contain COVID-19 and its economic impact. The impacts, as well as the uncertainty over impacts to come, of COVID-19 have adversely affected the performance of the Fund and may continue to do so in the future.

Use of leverage risk.

Any leverage utilized by the Fund will have seniority over our Shares and may be secured by the assets of the Fund. The use of leverage by the Fund can magnify the effect of any losses. Drops in asset values may magnify losses or totally eliminate the Fund’s equity in a leveraged investment. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, our Shares’ return will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on our Shares will be less than if leverage had not been used. Leverage involves risks and special considerations for Shareholders including:

●	the likelihood of greater volatility of NAV (and market price) of our Shares than a comparable portfolio without leverage;

●	the risk that fluctuations in interest rates on leverage, including Borrowings (defined below), that we may pay will reduce the return to Shareholders or will result in fluctuations in the dividends paid on our Shares; and

●	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of our Shares than if we were not leveraged (which may result in a greater decline in the market price of our shares).

There can be no assurances that a leveraging strategy will be successful. We may continue to use leverage if the benefits to the Shareholders of maintaining the leveraged position are believed by the Board to outweigh any current reduced return.

Our ability to raise additional capital may be limited.

We may in the future issue debt securities or preferred shares or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, we are permitted to issue additional preferred shares so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred shares, is at least 200% after each issuance of such preferred shares. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments to repay a portion of our indebtedness at a time when doing so may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our Shareholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred shares, the preferred shares would rank “senior” to our Shares in our capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of our Shareholders, and the issuance of preferred shares could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our Shares or otherwise be in your best interest. The Fund does not expect to issue preferred shares within 12 months from the date of this prospectus.

We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, NAV, operating results or the value of our Shares.

Our investment objective is described in “Investment Objective, Strategies and Policies-Investment Philosophy and Process.” This investment objective may be changed by our Board if we provide our Shareholders with at least 60 days prior notice. In addition, our Board has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without Shareholder approval. We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, NAV, performance or the value of our Shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Finally, since our Shares are not traded on a national securities exchange, you will be limited in your ability to sell your Shares in response to any changes in our investment objective, policies, investment criteria or strategies.

The amount of any distributions we may make is uncertain.

Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes.

We currently intend to declare and pay dividends/distributions of substantially all net investment income quarterly, but in no event, less than annually. We also intend to distribute substantially all net realized capital gains at least annually. We will pay these distributions to our Shareholders out of assets legally available for distribution. While our Adviser may agree to limit our expenses to ensure that such expenses are reasonable in relation to our income, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as an investment company may limit our ability to pay distributions. All distributions will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable investment company regulations and such other factors as our Board may deem relevant from time to time. We cannot assure you that we will pay distributions to our Shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. Such a return of capital is not immediately taxable, but reduces your tax basis in our Shares, which may result in you recognizing more gain (or less loss) when your Shares are sold. Distributions from the proceeds of our public offering or from borrowings will be distributed after payment of fees and expenses and could reduce the amount of capital we ultimately invest in our investments.

An investment in our Shares, unlike an investment in a traditional listed closed-end fund, may be illiquid.

An investment in our Shares, unlike an investment in a traditional listed closed-end fund, may be illiquid. Unlike traditional listed closed-end funds, we have not listed our Shares for trading on any securities exchange, and we do not expect any secondary market to develop for our Shares unless they are traded on a securities exchange, if at all. Even if a secondary market develops, there can be no assurances that such a market will be efficient. In addition, although we will conduct quarterly repurchase offers of our shares, there is no guarantee that all tendered Shares will be accepted for repurchase or that Shareholders will be able to sell all of the Shares they desire in a quarterly repurchase offer. In certain instances, repurchase offers may be suspended or postponed.

An investment in Shares is not suitable for investors who need access to the money they invest in the short term or within a specified timeframe. Unlike open-end funds (commonly known as mutual funds) which generally permit redemptions on a daily basis, shares will not be redeemable at an investor’s option (other than pursuant to our repurchase policy, as defined below). The NAV of our Shares may be volatile. As our Shares are not traded, investors may not be able to dispose of their investment in the Fund no matter how poorly we perform. We are designed for long-term investors and not as a trading vehicle. Moreover, our Shares will not be eligible for “short sale” transactions or other directional hedging products.

We rely upon our Adviser and key personnel to manage the Fund.

We are subject to management risk because we are an actively managed portfolio. The Adviser applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Adviser’s judgments about the attractiveness, value and potential appreciation of Credit Investments may prove to be incorrect. In addition, the implementation of our investment strategies depends upon the continued contributions of certain key employees of the Adviser, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a key member of the portfolio management team could have a negative impact on us during the transitional period that would be required for a successor to assume the responsibilities of the position.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of our Adviser. Our Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Our future success will depend to a significant extent on the continued service and coordination of the professionals of our Adviser. The departure of our portfolio manager or certain other key professionals of the Adviser could have a material adverse effect on our ability to achieve our investment objective.

We have limited operating history.

While we will rely upon the investment expertise, skill and network of business contacts of the professionals serving our Adviser and its managing member who have extensive expertise managing Credit Investments, each of the Fund and the Adviser has a relatively limited operating history, and is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of our Shares could decline substantially. There is no basis on which investors can evaluate the performance of the Fund or the Adviser.

We are subject to non-diversification risk.

We are classified as “non-diversified” under the 1940 Act. As a result, we can invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. We intend to maintain our status as a RIC under Subchapter M, and thus we intend to satisfy the diversification requirements of Subchapter M.

An investment in our Shares should not be considered a complete investment program.

The Fund is intended for investors seeking income over the long-term, and is not intended to be a short-term trading vehicle. An investment in our Shares should not be considered a complete investment program. Each investor should take into account our investment objective and other characteristics, as well as the investor’s other investments, when considering an investment in our Shares.

Our repurchase policy may subject us to additional risks.

Repurchases of Shares will reduce the amount of outstanding Shares and, thus, our net assets. To the extent that additional Shares are not sold, a reduction in our net assets may increase our expense ratio (subject to the Adviser’s reimbursement of expenses) and limit our investment opportunities.

If a repurchase offer is oversubscribed by Shareholders, we will repurchase only a pro rata portion of the Shares tendered by each Shareholder. In addition, because of the potential for such proration, Shareholders may tender more Shares than they may wish to have repurchased in order to ensure the repurchase of a specific number of their Shares, increasing the likelihood that other Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund. To the extent Shareholders have the ability to sell their Shares to the Fund pursuant to a repurchase offer, the price at which a Shareholder may sell Shares, which will be the NAV per Share most recently determined as of the last day of the offer, may be lower than the price that such Shareholder paid for its Shares.

We may find it necessary to hold a portion of our net assets in cash or other liquid assets, sell a portion of our portfolio investments or borrow money in order to finance any repurchases of our Shares. We may accumulate cash by holding back (i.e., not reinvesting or distributing to Shareholders) payments received in connection with our investments, which could potentially limit our ability to generate income. We also may be required to sell our more liquid, higher quality portfolio investments to purchase Shares that are tendered, which may increase risks for remaining Shareholders and increase our expenses. We may also borrow money in order to meet our repurchase obligations. There can be no assurance that we will be able to obtain financing for our repurchase offers. If we borrow to finance repurchases, interest on any such borrowings may negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing our expenses (subject to the Adviser’s reimbursement of expenses, if any) and reducing any net investment income. The purchase of Shares by the Fund in a repurchase offer may limit our ability to participate in new investment opportunities.

See “Periodic Repurchase Offers” below for additional information on, and the risks associated with, our repurchase policy.

The Adviser receives an asset-based management fee, even if the Fund is not at all times fully invested.

Since the management fee paid to the Adviser is based on gross assets held by the Fund, the Adviser’s management fee will take into account cash, and cash equivalents and all other assets held by the Fund, even if the Fund is not at all times fully invested.

Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our Shareholders.

Our Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to offerings of shares or senior securities by us, which allows the Adviser to earn increased management fees. In addition, if we decide to utilize leverage, it will increase our assets and, as a result, will increase the amount of management fees payable to our Adviser. Moreover, as the management fee is charged on gross assets (without deduction of liabilities) of the Fund, the Adviser has an incentive to cause the Fund to incur leverage. Please see “Conflicts of Interest” for more information.

FEES AND EXPENSES

The purpose of the table and the example below is to help you understand certain fees and expenses that you, as a holder of our Shares (a “Shareholder”), would bear directly or indirectly. Our actual expenses may vary from the estimated expenses shown in the table.

Shareholder Transaction Expenses	Class A-1	Class A-2	Class A-3	Class ADV
Maximum Sales Load (as a percent of offering price)(1)	3.00%	3.00%	3.00%	None
Annual Expenses (as a percentage of net assets attributable to shares)(2)
Management Fees(3)	1.80%	1.80%	1.80%	1.80%
Distribution / Shareholder Servicing Fees(4)	0.50%	0.75%	1.00%	0.25%
Interest Payments on Borrowed Funds(5)	0.56%	0.56%	0.56%	0.56%
Acquired Fund Fees and Expenses(6)(7)	0.02%	0.02%	0.02%	0.02%
Other Expenses(8)	1.14%	1.14%	1.14%	1.14%
Total Gross Annual Expenses(9)	4.02%	4.27%	4.52%	3.77%
Expense Reimbursement(10)	(0.54)%	(0.54)%	(0.54)%	(0.54)%
Total Net Annual Expenses	3.48%	3.73%	3.98%	3.23%

(1)	In connection with initial and additional investments, investors in Class A-1, A-2 and A-3 Shares may be charged a sales load of up to 3.00% in connection with their purchases of shares. Class ADV Shares are not subject to a sales load. Please see “Plan of Distribution” for more information.

(2)	Amounts shown in the table reflect estimated average net assets of $120 million during the Fund’s current fiscal year. There can be no assurance that the Fund will achieve its estimated net asset level. Actual expenses will depend principally on the Fund’s level of net assets, which will be affected by the number of Shares the Fund sells in this offering.

(3)	Our Management Fee under the Advisory Agreement will be calculated at an annual rate of 1.50% of the daily gross assets of the Fund. “Gross Assets” means the total assets of the Fund prior to deducting liabilities. Derivatives will be valued at market value for purposes of determining “gross assets” in the calculation of management fees. The management fee shown in the table above is higher than the contractual rate because the management fee in the table is required to be calculated as a percentage of net assets, rather than gross assets. Because the Management Fee is based on the Fund’s daily gross assets, the Fund’s use of leverage, if any, will increase the Management Fee paid to the Adviser. For the one-year period beginning on March 1, 2021, the Adviser has voluntarily agreed to reduce the Management Fee to 1.25% of the Fund’s daily gross assets. The table above and example below reflect the Management Fee as an annual rate of 1.50% of the daily gross assets of the Fund.

(4)	Class A-1, A-2 and A-3 Shares of the Fund are subject to ongoing Distribution Fees and Shareholder Servicing Fees that may be used to compensate Intermediaries for selling shares of the Fund, and providing, or arranging for the provision of, Shareholder Services as well as for ongoing distribution and/or marketing services to the Fund. Class ADV Shares are not subject to ongoing Distribution Fees, but are subject to ongoing Shareholder Servicing Fees.

(5)	The Fund may borrow funds to make investments. To the extent that the Fund determines it is appropriate to borrow funds for investments, the costs associated with such borrowing will be borne by shareholders through their ownership of Fund Shares. The interest expense shown in the table is an estimate based on the Adviser’s experience in implementing the investment strategy for the current fiscal year. However, the actual amount may vary depending on a variety of factors, including market conditions.

(6)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies or private funds. These indirect costs may include performance fees paid to the acquired fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the acquired funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. Indirect costs/expenses of any Fund investments in REITs are not included in Acquired Fund Fees and Expenses.

(7)	Based on estimated amounts for the current fiscal year.

(8)	“Other Expenses” shown in the table reflect estimated average net assets of $120 million during the Fund’s current fiscal year. Other expenses include, among other things, offering expenses, administration fees, transfer agency fees, legal fees, the independent auditor’s fees, printing costs and fees payable to the Independent Trustees.

(9)	“Total Gross Annual Expenses” include all of the fees and expenses of any subsidiary or special purpose vehicle consolidated with the Fund in accordance with Generally Accepted Accounting Principles (“GAAP”) in the Unites States.

(10)	The Adviser has agreed, pursuant to the ELA, to waive the fees payable to it under the Advisory Agreement or to pay or absorb ordinary operating expenses of the Fund, including, without limitation, organization and offering expenses (excluding brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest and commitment fees; short dividend expense; acquired fund fees; taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business – collectively, the “Exclusions”) solely to the extent necessary to limit the Other Expenses of the Fund, as allocated to each class, and as shown in the Table less the Exclusions to 0.50% of the gross assets as allocated to each class of Shares of the Fund. The Adviser shall be permitted to recoup in later periods Fund expenses that the Adviser has paid or otherwise borne to the extent that the expenses for the Fund fall below the annual limitation rate in effect at the time of the actual waiver/reimbursement and to the extent that they do not cause the Fund to exceed the annual rate in effect at the time of the recoupment. Under the ELA, the Adviser is not permitted to recoup such expenses beyond three years from date on which the Adviser reduced a fee or reimbursed an expense. The ELA will remain in effect through March 1, 2022, unless sooner terminated at the sole discretion of the Board, but in no case will the ELA be terminated prior to one year from the date of this Prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to Shares remain unchanged and Shares earn a 5% annual return, and that the ELA is in effect for the first year.

Share Class	1 Year	3 Years	5 Years	10 Years
Class A-1 Shares (assuming a sales load of 3.00%)	$64	$140	$217	$418
Class A-1 Shares (without a sales load)	$35	$113	$193	$400
Class A-2 Shares (assuming a sales load of 3.00%)	$66	$147	$228	$439
Class A-2 Shares (without a sales load)	$38	$120	$204	$422
Class A-3 Shares (assuming a sales load of 3.00%)	$69	$153	$239	$459
Class A-3 Shares (without a sales load)	$40	$127	$216	$442
Class ADV Shares	$33	$106	$181	$378

The purpose of the above table is to help a holder of Shares understand the fees and expenses that such holder would bear directly or indirectly. The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.

THE FUND

We are a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund does not intend to hold annual meetings of its Shareholders. We were organized as a Delaware statutory trust on July 20, 2018. Our principal office is located at 299 Park Avenue, 25th Floor, New York, New York 10171 and its phone number is (212) 377-4810.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. As the classes of Shares offered pursuant to this prospectus have not yet been offered for sale, the table below reflects the financial results for a single Institutional Class Share (“Class I”), which shares are offered in a separate prospectus. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). The Class I Shares are subject to different restrictions and fees than the Share classes offered in this prospectus, and as a result, may contain differences as compared to performance of the Share classes offered in this prospectus. This information has been derived from the Fund’s financial statements. The information for the period ended October 31, 2020 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s annual report dated October 31, 2020. To request the Fund’s annual report or semi-annual report, please call 1-833-834-4923.

The table below sets forth financial data for one share of beneficial interest outstanding throughout the period presented.

	For the Year Ended October 31, 2020	For the Period March 4, 2019 (Commencement of Operations) to October 31, 2019
PER SHARE OPERATING PERFORMANCE:
Net asset value - beginning of period	$20.38	$20.00
INCOME/(LOSS) FROM INVESTMENT OPERATIONS:
Net investment income(a)	0.59	0.35
Net realized and unrealized gain/(loss) on investments	(0.55)	0.63
Total Income from Investment Operations	0.04	0.98

DISTRIBUTIONS TO SHAREHOLDERS:
From net investment income	(0.77)	(0.60)
From tax return of capital	(0.43)	–
Total Distributions to Shareholders	(1.20)	(0.60)

Net asset value per share - end of period	$19.22	$20.38

Total Investment Return - Net Asset Value(b)	0.53%	4.92%

RATIOS AND SUPPLEMENTAL DATA:
Net assets attributable to shares, end of period (000s)	$86,791	$73,602
Ratio of actual expenses to average net assets including fee waivers and reimbursements	2.55%	1.52	%(c)
Ratio of actual expenses to average net assets excluding fee waivers and reimbursements	4.02%	4.11	%(d)
Ratio of net investment income to average net assets	3.07%	2.57	%(c)
Portfolio turnover rate	79.44%	25.84	%(e)

(a)	Calculated using average shares outstanding.
(b)	Total investment return is calculated assuming a purchase of a share at the opening on the first day and a sale at closing on the last day of the period reported. Dividends and distributions are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Total investment return does not reflect brokerage commissions, if any, and are not annualized.
(c)	These ratios to average net assets have been annualized.
(d)	These ratios to average net assets have been annualized except the non-recurring organizational expenses which have not been annualized.
(e)	Percentage represents the results for the period and is not annualized.

USE OF PROCEEDS

The Adviser anticipates that the investment of the net proceeds of the continuous offering of Shares, excluding the amount of any sales load paid by shareholders (if applicable) and net of the Fund’s ongoing fees and expenses, will be made in accordance with our investment objective and policies as soon as practicable after receipt by us. Pending investment of the net proceeds, we may invest in cash, cash equivalents, short-term debt securities or U.S. government securities. We may maintain a portion of the proceeds of the continuous offering in cash to meet operational needs. See “Investment Objective, Strategies and Policies.” In addition, we may use such proceeds to pay distributions to Shareholders.

INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES

Investment Objective

Our investment objective is to seek attractive risk-adjusted total returns through generating income and capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in a wide array of predominantly structured credit and securitized debt instruments. There can be no assurance that our investment objective will be achieved.

Our investment objective and, unless otherwise specified, our investment policies and limitations are not considered to be fundamental by the Fund and can be changed by the Board of Trustees (the “Board,” and each of the trustees on the Board, a “Trustee”) without a vote of the Shareholders. However, our investment objective may only be changed by our Board if we provide our Shareholders with at least 60 days prior notice. Certain investment restrictions specifically identified as such below and in the SAI are considered fundamental and may not be changed without the approval of the holders of a majority of the outstanding voting securities of the Fund, as defined in the 1940 Act.

Investment Strategies and Policies

Under normal investment conditions, the Fund invests at least 80% of its assets (including borrowings for investment purposes) in debt obligations.

The securities/instruments acquired by the Fund may include all types of debt and other obligations (“Credit Investments”), and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, interest payments and maturity, and may consist of the following: (i) residential and commercial mortgage-backed securities (“MBS”), as well as real estate loans or pools of such loans; (ii) asset-backed securities (“ABS”), or other instruments secured by financial, physical, and/or intangible assets (e.g., receivables or pools of receivables), and investments in any assets/instruments underlying the foregoing structured/secured obligations; (iii) debt and equity tranches of collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”); (iv) public and private senior and mezzanine, senior secured or unsecured bonds/loans; and (v) other income producing securities, including investment grade debt, debentures and notes, and deferred interest, pay-in-kind or zero coupon bonds/notes. The Fund may invest without limit in CLOs or CDOs, including the equity tranches of such vehicles. See “Investment-Related Risks—Asset-Backed Securities And Mortgage-Backed Securities/Securitizations/Structured Finance Securities/CDOs And CLOs” for the heightened risks associated with equity tranche investments.

The Fund may also invest indirectly in any of the foregoing instruments through: (i) investing in other funds, including exchange traded funds (“ETFs”) and up to 15% of its net assets in funds that are excluded from the definition of “investment company” under the 1940 Act solely by reason of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, that are primarily invested in Credit Investments (except that investments in MBS, ABS, CLOs or CDOs and other Credit Investments that are not hedge funds or private equity funds are not subject to such 15% limitation); or (ii) entering into derivatives, including long and short positions in credit default swaps, total return swaps, forward contracts, futures and other similar transactions. The Fund may also use derivatives for cash management purposes, to modify interest rate exposure or to hedge positions. The Fund may invest in derivatives without limit, subject to adherence to applicable asset coverage and/or segregation requirements of the 1940 Act. (The Fund counts the foregoing indirect investments in debt obligations towards the Fund’s requirement to invest at least 80% of its assets in debt obligations.)

The Fund anticipates that many Credit Investments will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit Investments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

The Fund may invest in deferred interest, pay-in-kind or zero coupon bonds/notes. The payment deferral associated with such instruments may, in certain instances, introduce a significantly higher credit risk than current coupon paying bonds/notes.

In seeking to achieve the Fund’s objective, the Fund may also invest a portion of its net assets in (i) U.S. and foreign government obligations, and highly-rated debt instruments (e.g., commercial paper or other money market instruments); and (ii) long and short positions in public or private equity securities, including common, preferred or convertible stock and rights or warrants. These securities can include shares of (or interests in) ETFs, other investment companies or real estate investment trusts.

The Fund may add leverage to its portfolio through direct borrowing and/or through entering into reverse repurchase agreements or derivative transactions that create leverage.

At any given time, a substantial portion of our portfolio may be illiquid, subjecting the Fund to increased credit risk. If a borrower or obligor or other counterparty on an instrument underlying a Credit Investment is unable to make its payments, we may be greatly limited in our ability to recover any outstanding principal and interest (or other applicable amounts) under such Credit Investment. Our Shares therefore should be purchased only by investors who could afford a possible substantial loss of their investment. There is no geographic or currency limitation on the securities or instruments acquired by the Fund. The Fund may purchase debt or equity securities of non-U.S. governments and corporate entities domiciled outside of the United States, including emerging markets issuers.

The Fund has received an exemptive order from the SEC in order to be able to make certain investments alongside certain of its affiliates. The Order allows the Fund to fully negotiate terms of co-investment transactions with other funds managed by the Adviser or certain affiliates. The Fund may only co-invest with certain entities affiliated with its Adviser in negotiated transactions originated by its Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Risk Factors - We are subject to affiliated party and co-investment restrictions.”

Investment Philosophy and Process

In selecting the Fund’s Credit Investments (many of which are expected to include structured credit and securitized debt instruments), the Adviser employs a disciplined bottom-up research-based approach combined with top-down risk/return portfolio guidelines, in seeking to identify investment opportunities with attractive risk-adjusted returns. The approach generally includes: (i) developing and maintaining sophisticated econometric models based on data collected from internal and third-party sources; (ii) in-depth analysis of investment structure, including the impact of collateral performance, timing of cash flows, triggers and rating agency analyses; (iii) legal, tax and regulatory frameworks; (iv) valuation analysis of securitization assets, including an assessment of borrowers’ ability to repay; and (v) factors believed to influence market pricing, including historical sector performance and pricing, market sentiment, dealer inventory and positioning.

The Adviser may determine to sell an investment under several circumstances, such as when the Adviser believes the investment’s target value is realized, the instrument’s fundamentals deteriorate, more attractive investment alternatives are identified, or when it wishes to raise cash.

USE OF LEVERAGE

We intend to use leverage for investment and other purposes, such as for financing the repurchase of our Shares or to otherwise provide us with liquidity. As a registered closed-end management investment company, we are generally required to meet an asset coverage ratio with respect to our outstanding senior securities representing indebtedness (collectively, “Borrowings”), defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, of at least 300% after each issuance of senior securities representing indebtedness. In addition, if we issue preferred shares, we are generally required to meet an asset coverage ratio with respect to our outstanding preferred shares, as defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred shares, of at least 200% immediately after each issuance of such preferred shares. We are also prohibited from issuing or selling any senior security if, immediately after such issuance, we would have outstanding more than (i) one class of senior security representing indebtedness, exclusive of any promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, or (ii) one class of senior security which is stock, except that in each case any such class of indebtedness or stock may be issued in one or more series.

We anticipate utilizing leverage through direct borrowing and/or through entering into reverse repurchase agreements or derivative transactions that create leverage, subject to the limitations of the 1940 Act. Certain types of Borrowings may result in us being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. In addition, the Borrowings in which we may incur will likely be secured by a lien on our assets. Borrowings may be at a fixed or floating rate and generally will be based upon short-term rates. So long as the rate of return, net of our applicable expenses, on our portfolio investments purchased with Borrowings exceeds the then-current interest rate and other costs on such Borrowings, we will generate more return or income than will be needed to pay such interest payments and other costs. In this event, the excess will be available to pay higher dividends to Shareholders. If the net rate of return on our investments purchased with Borrowings does not exceed the costs of such Borrowings, the return to Shareholders will be less than if leverage had not been used. The cost associated with any issuance and use of leverage will be borne by the Shareholders and result in a reduction of the NAV of our Shares. Such costs may include legal fees, audit fees, structuring fees, commitment fees and a usage (borrowing) fee. Investments or trading practices (such as reverse repurchase agreements and various derivative transactions) that involve contractual obligations to pay in the future are subject to the same requirements unless the Fund designates liquid assets in an amount the Fund believes to be equal to the Fund’s contractual obligations (marked-to-market on a daily basis) or appropriately “covers” such obligations with offsetting positions. To the extent that the Fund enters into a credit default swap on a particular security as a seller (writer of protection), the Fund will segregate assets equal to the full notional amount of the reference obligation. In certain circumstances, the Fund may enter into an offsetting position rather than segregating or designating liquid assets.

The use of leverage is a speculative technique and investors should note that there are special risks and costs associated with the leveraging of our Shares. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed. When leverage is employed, the NAV and the yield to Shareholders will be more volatile. Leverage creates a greater risk of loss, as well as potential for more gain, for our Shares than if leverage is not used. In addition, the Adviser is paid more if we use leverage, which creates a conflict of interest for the Adviser. See “Risk Factors-Structural and Market-Related Risks” below.

NON-LISTED CLOSED-END FUND

We are organized as a closed-end management investment company. Unlike shares of open-end management investment companies (commonly known as mutual funds), which generally are redeemable on a daily basis, our Shares are not redeemable at an investor’s option (other than pursuant to the Fund’s repurchase policy) and, unlike traditional listed closed-end funds, our Shares are not traded on any securities exchange. We do not expect a secondary market in our Shares to develop. Therefore, investors should not expect to be able to sell their Shares regardless of how we perform. As a result of the foregoing, an investment in our Shares may not be suitable for investors that require liquidity, other than liquidity provided through our repurchase policy. An investor may not be able to sell or otherwise liquidate his, her or its Shares whenever such investor would prefer. If and to the extent that a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per share. We may not be suitable for investors who cannot bear the risk of substantial loss of investment or who need a reasonable expectation of being able to liquidate all or a portion of their investment in a particular time frame. Although we will make quarterly offers to repurchase our Shares, there can be no assurance that we will repurchase all Shares that are tendered by a Shareholder in connection with any repurchase offer and Shareholders should consider that they may not have access to all of the money they invest in the short term or within a specified timeframe. We are designed for long-term investors and an investment in our Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. See “Non-Listed Closed-End Fund” and “Investor Suitability.” See also “Risk Factors-Structural and Market-Related Risks.”

RISK FACTORS

Investing in our Shares involves a number of significant risks. In addition to the other information contained elsewhere in this prospectus, you should consider carefully the following information before making an investment in our Shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of our Shares could decline, and you may lose all or part of your investment. This section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s.

Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a substantial loss of the amount invested. The Fund may not achieve its investment objective. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s investment objectives and individual situation and (ii) consider factors such as an investor’s net worth, income, age and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon or cannot bear a substantial loss of investment. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may also be adversely affected by business continuity issues for companies and markets, including as a result of pandemics, such as COVID-19; cybersecurity issues, including disruptions to company operations, national and local elections and power supply and generation; and natural disasters and ecological damage. The COVID-19 pandemic has adversely impacted economies and capital markets around the world in ways that will likely continue and may change in unforeseen ways for an indeterminate period. The COVID-19 pandemic may exacerbate pre-existing political, social, economic risks in certain countries and generally. The impacts, as well as the uncertainty over impacts to come, of COVID-19 have adversely affected the performance of the Fund and may continue to do so in the future.

INVESTMENT-RELATED RISKS—GENERAL:

We are subject to credit risks and risks associated with below investment grade securities.

While the Fund’s investments are expected to consist of predominantly structured credit and securitized debt instruments, some of our investments are subject to greater credit risk than others. Credit risk is the risk that an issuer of, or obligor under, a Credit Investment, may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a Credit Investment may decline because of concerns about the issuer’s or obligor’s ability or willingness to make such payments. This risk may be especially heightened for certain of our Credit Investments which may be rated below investment grade, as well as Credit Investments that may be of credit quality comparable to securities rated below investment grade by a rating agency. Such below investment grade securities are commonly referred to as “junk” or “high yield” securities. Such securities or Credit Investments of comparable credit quality, while generally offering the potential for higher yields than investment grade securities with similar maturities, involve greater risks, including the possibility of dividend or interest deferral, default or bankruptcy, and are regarded as predominantly speculative with respect to the issuer’s capacity to pay dividends or interest and repay principal. In addition, these securities and Credit Investments of comparable credit quality are generally more susceptible to decline in market value due to adverse economic and business developments and are often unsecured and subordinated to other creditors of the issuer. The market values for below investment grade securities or Credit Investments of comparable credit quality tend to be very volatile, and these instruments are generally less liquid than investment grade securities.

We are subject to interest rate risk—Credit Investments may decline in value because of changes in market interest rates.

Interest rate risk is the risk that fixed rate instruments will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such instruments generally will fall. Longer-term fixed rate instruments are generally more sensitive to interest rate changes. Moreover, an increase in interest rates could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of Credit Investments in which we may invest. Because the values of lower-rated and comparable unrated fixed rate instruments are more affected both by credit risk and interest rate risk, the price movements of such lower grade instruments in response to changes in interest rates typically have not been highly correlated to the fluctuations of the prices of investment grade quality instruments in response to changes in market interest rates.

Our use of leverage, as described in this prospectus, will tend to increase our interest rate risk. For example, a change in market interest rates could adversely impact our ability to utilize leverage due to an increase in the cost of borrowings, which could reduce our net investment income.

Any structured or other investment vehicles in which we may invest may be similarly subject to the foregoing interest rate risks. In addition, rising interest rates could affect the ability of the operating companies in which we may directly or indirectly invest to service their debt obligations and, therefore, could adversely impact our investments in such companies.

Because we may borrow money to finance investments, our net investment income may depend, in part, upon the difference between the rate at which we borrow funds and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase, except to the extent we have issued fixed rate debt, which could reduce our net investment income.

We may employ hedging techniques seeking to minimize interest rate risk, but there can be no assurance that the Fund will engage in hedging transactions at any given time, even under volatile market conditions, or that any hedging transactions the Fund engages in will be successful. Moreover, it may not be possible for the Fund to hedge against an interest rate fluctuation that is so generally anticipated that the Fund is not able to enter into a hedging transaction at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such fluctuation.

We may be subject to risks associated with the discontinuation of the London Interbank Offered Rate (“LIBOR”).

The Fund’s investments, payment obligations and financing terms may rely in some fashion on LIBOR. LIBOR is expected to be phased out by the end of 2021 and there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. Any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. For example, certain of the Fund’s investments may involve individual contracts that have no existing fallback provision or language that contemplates the discontinuation of LIBOR, and those investments could experience increased volatility or illiquidity as a result of the transition process. In addition, interest rate provisions included in such contracts, or in contracts or other arrangements entered into by the Fund, may need to be renegotiated. The transition may also result in a reduction in the value of certain instruments held by the Fund, a change in the cost of borrowing by the Fund or a reduction in the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, could result in losses to the Fund.

We face a heightened level of interest rate risk due to historically low interest rates.

We face a heightened level of interest rate risk due to historically low interest rates and the potential effect of any government fiscal policy initiatives; for example, the U.S. Federal Reserve Board has ended its quantitative easing program and maintain or continue to raise interest rates. Higher interest rates may also affect our cost of capital, net investment income and ability to obtain additional financing. When interest rates rise, the market value of fixed-rate instruments generally will fall. Rising interest rates may also negatively affect our portfolio companies’ ability to service interest payment obligations and make principal loan repayments. A decline in income could affect our overall return and our distributions to Shareholders. The occurrence of any of the foregoing can affect our NAV and/or trading price.

Credit Investments may have limited or no liquidity.

Many of our investments are subject to liquidity risk, which exists when particular investments of the Fund are difficult to purchase or sell, potentially preventing us from selling such illiquid investments at an advantageous time or price, or possibly requiring us to dispose of other investments at unfavorable times or prices in order to satisfy our obligations. Many Credit Investments are not traded on a reliable secondary market, nor may one ever develop, and, as such, Credit Investments should be considered illiquid. We may not be able to sell any of our Credit Investments even under circumstances when the Adviser believes it would be in our best interests to sell such investments. In such circumstances, the overall returns to us from our Credit Investments may be adversely affected. Moreover, certain Credit Investments are subject to certain additional significant restrictions on transferability.

We may be exposed to risks associated with inadequate collateral of Credit Investments.

To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment. For example, with respect to real estate-related loans, the real property security for the loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Credit Investment, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan.

If a borrower or obligor under a secured Credit Investment enters bankruptcy, an automatic stay of all proceedings against such borrower’s property will be granted. This stay will prevent any recovery and liquidation of the collateral securing such loan, unless relief from the stay can be obtained from the bankruptcy court. There is no guarantee that any such relief will be obtained. Significant legal fees and costs may be incurred in attempting to obtain relief from a bankruptcy stay from the bankruptcy court and, even if such relief is ultimately granted, it may take several months or more to obtain. In addition, bankruptcy courts have broad powers to permit a sale of collateral free of any lien, to compel receipt of an amount less than the balance due under the Credit Investment and to permit the borrower to repay the Credit Investment over a term which may be substantially longer than the original term of the loan.

It is possible that the same collateral could secure multiple obligations of a borrower or obligor. To the extent that collateral secures more than one obligation, the liquidation proceeds of such collateral may not be sufficient to fully cover all such obligations.

We may be exposed to risks associated with covenant-lite loans.

Some of the loans in which we may invest directly or indirectly may be “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest directly or indirectly in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

If a borrower or obligor is unable to make payments on a Credit Investment, we may be greatly limited in our ability to recover any outstanding principal and interest.

Our ability to generate income through our Credit Investments is dependent upon the borrowers or obligors making required payments under such Credit Investments. If a borrower or obligor is unable to make payments on a Credit Investment, we may be greatly limited in our ability to recover any outstanding principal and interest under such loan.

Certain Credit Investments in which we invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment.

The terms of certain Credit Investments may not restrict the borrowers or obligors from incurring additional debt. If a borrower or obligor under a Credit Investment incurs additional debt, the additional debt may adversely affect the borrower’s or obligor’s creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower or obligor. This circumstance would ultimately impair the ability of the borrower or obligor to make payments on its Credit Investment and our ability to receive the principal and interest payments that we expect to receive on such Credit Investment. To the extent borrowers or obligors incur other indebtedness that is secured, such as a mortgage, the ability of the secured creditors to exercise remedies against the assets of that borrower or obligor may impair the borrower’s or obligor’s ability to make payments. We will not be informed of any additional debt incurred by a borrower or obligor under a Credit Investment, or whether such debt is secured.

Where a borrower or obligor is an individual, if the borrower or obligor dies while the Credit Investment is outstanding, the borrower’s or obligor’s estate may not have sufficient assets to repay the loan or the executor of the estate may prioritize repayment of other obligations. Numerous other events could impact an individual’s ability or willingness to repay a Credit Investment, including divorce or sudden significant expenses.

If a borrower or obligor files for bankruptcy, further collection action will not be permitted absent court approval and it is possible that a borrower’s or obligor’s liability under a Credit Investment will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured loan, unsecured creditors receive only a fraction of any amount outstanding on the loan, if anything.

If a borrower or obligor is located in a non-U.S. jurisdiction it may be more difficult and costly for the Fund to enforce the terms of its Credit Investment than if the borrower or obligor were located in the U.S. Adverse economic conditions in foreign jurisdictions, as well as foreign exchange rate fluctuations may affect the ability and incentive of foreign obligors to make timely payments of principal and interest on their loans. Collection on Credit Investments may also be affected by economic and political conditions in the country or region in which the obligor is located. Rights and remedies available to enforce loan obligations and any security interest relating thereto will depend on the relevant country’s laws, including insolvency laws and laws specifying the priority of payments to creditors, all of which laws may be significantly different from U.S. law. Accordingly, the actual rates of delinquencies, defaults and losses on foreign Credit Investments could be higher than those experienced with Credit Investments located in the U.S.

We may be exposed to geographic concentration risk.

We are not subject to any geographic restrictions when investing in Credit Investments and therefore could be concentrated in a particular region. A geographic concentration of the Credit Investments may expose us to an increased risk of loss due to risks associated with certain regions. Certain regions from time to time will experience weaker economic conditions and, consequently, will likely experience higher rates of delinquency and loss. In addition, natural disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. In the event that a significant portion of the pool of Credit Investments have underlying borrowers or obligors resident or operating in certain regions, economic conditions, localized weather events, environmental disasters, natural disasters or other factors affecting these regions in particular could adversely impact the delinquency and default rates of the Credit Investments and could impact Fund performance.

Prepayments may reduce the amount of interest we accrue on a given Credit Investment.

Borrowers or obligors under a Credit Investment may decide to prepay all or a portion of the remaining principal amount due at any time, and, in some cases, without penalty (certain Credit Investments may provide for prepayment penalties). In the event of a prepayment of the entire remaining unpaid principal amount due under a Credit Investment, further interest will not accrue after the principal has been paid in full. If the borrower or obligor prepays a portion of the remaining unpaid principal balance, interest will cease to accrue on such prepaid portion, and we will not receive all of the interest payments that the Fund may have originally expected to receive on the loan.

Income from our portfolio will decline if we invest the proceeds from matured, traded or called investments at market interest rates that are below our portfolio’s current earnings rate.

Reinvestment risk is the risk that income from our portfolio will decline if we invest the proceeds from matured, traded or called investments at market interest rates that are below our portfolio’s current earnings rate. A decline in income could affect the value of our Shares, our overall return and our distributions to Shareholders.

Credit Investment default rates may be significantly affected by economic downturns or general economic conditions.

Default rates of Credit Investments may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of bankruptcies, disruptions in the credit markets and other factors. A significant downturn in the economy could cause default rates on Credit Investments to increase.

We are subject to risks associated with the manner in which our investments are valued.

Under the 1940 Act, we are required to carry our investments at market value or, if there is no readily available market value, at fair value as determined pursuant to the valuation procedures adopted by the Board. Typically, there will not be a public market for many of the investments that we make. Many Credit Investments can be difficult to value by virtue of the fact that they are generally not publicly traded or actively traded on a secondary market but, instead, are traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less observable market data available. An instrument that is fair valued may be valued at a price higher or lower than the value determined by other funds using their own fair valuation procedures. We will value these securities at fair value as determined in good faith pursuant to our valuation procedures.

Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral and estimates of the value of securities and/or assets in which we invest, which will be supplied, directly or indirectly, by banks, other market counterparties or pricing systems or estimates approved for such purpose by our Board. Such inputs used in the determination of the fair value of our investments may be unaudited or may be subject to little verification or other due diligence. In addition, these entities may not provide estimates of the value of the securities in which we invest on a regular or timely basis or at all with the result that the values of such investments may be estimated by our Adviser on the basis of information available at the time. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if we tried to sell our investments. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

Significant increases or decreases in unobservable inputs, such as loss adjusted discount rates, projected loss rates or market yield, would result in a decrease or increase, respectively, in the fair value measurement. Because such valuations are inherently uncertain, the valuations may fluctuate significantly over short periods due to changes in current market conditions. Our determinations of fair value of our Credit Investments may differ materially from the values that would have been used if an active market and market quotations existed for these loans. Our returns could be adversely affected if the determinations regarding the fair value of our Credit Investments were materially different than the values that we may realize upon the disposal of such instruments.

In addition to the above general risks associated with Credit Investments, the Fund is subject to various risks specific to particular categories of such instruments, as follows:

INVESTMENT-RELATED RISKS—ASSET-BACKED SECURITIES AND MORTGAGE-BACKED SECURITIES/SECURITIZATIONS/STRUCTURED FINANCE SECURITIES/CDOs AND CLOs:

Asset-backed securities and mortgage-backed securities in which we may invest often involve risks that are different from risks associated with other types of debt instruments.

Asset-backed securities. Asset-backed securities often involve risks that are different from risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets may be subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. If many borrowers on the underlying loans or other obligations default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

An investment in subordinated (residual) classes of asset-backed securities (sometimes referred to as “equity”) is typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes. The risks associated with an investment in such subordinated classes of asset-backed securities include credit risk and liquidity risk.

Mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The frequency at which prepayments (including voluntary prepayments by the obligors and liquidations due to default and foreclosures) occur on loans underlying mortgage-backed securities will be affected by a variety of factors including the prevailing level of interest rates as well as the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors. In general, any factors that increase the attractiveness of selling a mortgaged property or refinancing a mortgage loan, enhance a borrower’s ability to sell or refinance or increase the likelihood of default under a mortgage loan, would be expected to cause the rate of prepayment in respect of a pool of mortgage loans to accelerate. Particular investments may experience outright losses, as in the case of an interest only security in an environment of faster actual or anticipated prepayments. Also, particular investment may underperform relative to hedges that a portfolio manager may have constructed for these investments, resulting in a loss. In contrast, any factors having an opposite effect would be expected to cause the rate of prepayment of a pool of mortgage loans to slow.

The rate of prepayment on a pool of mortgage loans is likely to be affected by prevailing market interest rates for mortgage loans of a comparable type, term and risk level. When the prevailing market interest rate is below a mortgage coupon, a borrower generally has an increased incentive to refinance its mortgage loan. Even in the case of adjustable rate mortgage loans, as prevailing market interest rates decline, and without regard to whether the mortgage rates on such loans decline in a manner consistent therewith, the related borrowers may have an increased incentive to refinance for purposes of either (i) converting to a fixed rate loan and thereby “locking in” such rate or (ii) taking advantage of a different index, margin or rate cap or floor on another adjustable rate mortgage loan. Therefore, as prevailing market interest rates decline, prepayment speeds would be expected to accelerate.

In the case of a mortgage-backed security related to multifamily or commercial loans, prevailing market interest rates, the outlook for market interest rates and economic conditions generally may cause some borrowers to refinance or sell their properties in order to realize their equity therein, lower their financing costs, to meet cash flow needs or to make other investments. In addition, some borrowers may be motivated by U.S. federal and state tax laws (which are subject to change) to sell their properties prior to the exhaustion of tax depreciation benefits.

Residential Mortgage-Backed Securities (“RMBS”). RMBS are mortgage-backed securities that may be secured by interests in a single residential mortgage loan or a pool of mortgage loans secured by residential property. RMBS may be senior, subordinate, interest-only, principal-only, investment-grade, non-investment grade or unrated. The Fund may acquire RMBS from private originators as well as from other mortgage loan investors, including savings and loan associations, mortgage bankers, commercial banks, finance companies and investment banks. The credit quality of any RMBS issue depends primarily on the credit quality of the underlying mortgage loans.

At any one time, a portfolio of mortgage-backed securities may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations.

Commercial Mortgage-Backed Securities (“CMBS”). CMBS are fixed income instruments that are secured by mortgage loans on commercial real property. CMBS typically take the form of multi-class debt or pass-through certificates secured by mortgage loans on commercial properties. They generally are structured to provide protection to investors in senior tranches against potential losses on the underlying mortgage loans. Such protection generally is provided by causing holders of subordinated classes of securities (“Subordinated CMBS”) to take the first loss in the event of defaults on the underlying commercial mortgage loans. Other protection, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, additional Subordinated CMBS, cross-collateralization and over-collateralization. The Fund may invest in CMBS or Subordinated CMBS.

Mortgage loans on commercial properties underlying mortgage-backed securities often are structured so that a substantial portion of the loan principal is not amortized over the loan term but is payable at maturity and repayment of the loan principal thus often depends upon the future availability of real estate financing from the existing or an alternative lender and/or upon the current value and salability of the real estate. Therefore, the unavailability of real estate financing may lead to default. Most commercial mortgage loans underlying mortgage-backed securities are effectively nonrecourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgage loans, payments on the subordinated classes of the related mortgage-backed securities are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of mortgage-backed securities may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed in lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property.

Especially in the case of a mortgage-backed security related to commercial mortgage loans, the rate of principal payments on the loans in the related pool will also be affected by the nature and extent of any restrictions on prepayments that are set forth in the mortgage loans, and the extent to which such provisions may be enforced. Such restrictions may include a prohibition on prepayments for specified periods of time and/or requirements that principal prepayments be accompanied by the payment of prepayment penalties or be subject to yield maintenance premiums.

Securitization of our assets subjects us to various risks.

We may securitize assets to generate cash for funding new investments. We use the term “securitize” to describe a form of leverage under which a fund such as us (sometimes referred to as an “originator” or “sponsor”) transfers income producing assets to an SPV, which is established solely for the purpose of holding such assets and entering into a structured finance transaction. The SPV then issues notes secured by such assets. The SPV may issue the notes in the capital markets either publicly or privately to a variety of investors, including banks, non-bank financial institutions and other investors. There may be a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPV.

An important aspect of most debt securitization transactions is that the sale or contribution of assets into the SPV be considered a true sale or contribution for accounting purposes and that a reviewing court would not consolidate the SPV with the operations of the originator in the event of the originator’s bankruptcy based on equitable principles. Viewed as a whole, a debt securitization seeks to lower risk to the note purchasers by isolating the assets collateralizing the securitization in an SPV that is not subject to the credit and bankruptcy risks of the originator. As a result of this perceived reduction of risk, debt securitization transactions frequently achieve lower overall leverage costs for originators as compared to traditional secured lending transactions.

In accordance with the above description, to securitize loans, we may create a wholly-owned subsidiary and contribute a pool of our assets to such subsidiary. The SPV may be funded with, among other things, whole loans or interests from other pools and such loans may or may not be rated. The SPV would then sell its notes to purchasers who we would expect to be willing to accept a lower interest rate and the absence of any recourse against us to invest in a pool of income producing assets to which none of our creditors would have access. We would retain all or a portion of the equity in the SPV. An inability to successfully securitize portions of our portfolio or otherwise leverage our portfolio through secured and unsecured borrowings could limit our ability to grow our business and fully execute our business strategy, and could decrease our earnings. However, the successful securitization of portions of our portfolio exposes us to a risk of loss for the equity we retain in the SPV and might expose us to greater risk on our remaining portfolio because the assets we retain may tend to be those that are riskier and more likely to generate losses. A successful securitization may also impose financial and operating covenants that restrict our business activities and may include limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. The 1940 Act may also impose restrictions on the structure of any securitizations.

Interests we hold in the SPV, if any, will be subordinated to the other interests issued by the SPV. As such, we will only receive cash distributions on such interests if the SPV has made all interest and other required payments on all other interests it has issued. In addition, our subordinated interests will likely be unsecured and rank behind all of the secured creditors, known or unknown, of the SPV, including the holders of the senior interests it has issued. Consequently, to the extent that the value of the SPV’s portfolio of assets has been reduced as a result of conditions in the credit markets, or as a result of defaults, the value of the subordinated interests we retain would be reduced. Securitization imposes on us the same risks as borrowing except that our risk in a securitization is limited to the amount of subordinated interests we retain, whereas in a borrowing or debt issuance by us directly we would be at risk for the entire amount of the borrowing or debt issuance.

If the SPV is not consolidated with us, our only interest will be the value of our retained subordinated interest and the income allocated to us, which may be more or less than the cash we receive from the SPV, and none of the SPV’s liabilities will be reflected as our liabilities. If the assets of the SPV are not consolidated with our assets and liabilities, then the leverage incurred by such SPV may or may not be treated as borrowings by us for purposes of the requirement that we not issue senior securities in an amount in excess of our net assets.

We may also engage in transactions utilizing SPVs and securitization techniques where the assets sold or contributed to the SPV remain on our balance sheet for accounting purposes. If, for example, we sell the assets to the SPV with recourse or provide a guarantee or other credit support to the SPV, its assets will remain on our balance sheet. Consolidation would also generally result if we, in consultation with the SEC, determine that consolidation would result in a more accurate reflection of our assets, liabilities and results of operations. In these structures, the risks will be essentially the same as in other securitization transactions but the assets will remain our assets for purposes of the limitations described above and the leverage incurred by the SPV will be treated as borrowings incurred by us for purposes of our limitation on the issuance of senior securities.

The Adviser may have a conflict of interest with respect to potential securitizations in as much as securitizations that are not consolidated may reduce our assets for purposes of determining the Management Fee although in some circumstances the Adviser may be paid certain fees for managing the assets of the SPV so as to reduce or eliminate any potential bias against securitizations.

Cayman Islands SPV subsidiary risk.

We invest in a wholly-owned SPV subsidiary formed under the laws of the Cayman Islands. Such SPV is not registered under the 1940 Act and, unless otherwise noted in this prospectus, is not be subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the SPV, respectively, are organized, could result in the inability of the Fund and/or the SPV to operate as described in this prospectus and could negatively affect the Fund and its Shareholders. For example, Cayman Islands law does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on certain entities. If Cayman Islands law changes such that the subsidiary would be required to pay Cayman Islands governmental authority taxes, Shareholders would likely suffer decreased investment returns. Because the SPV would generally be considered a controlled foreign corporation for U.S. federal income tax purposes, we would be treated as having received certain income of this subsidiary, even if such income is not distributed to us. The Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its wholly-owned investment subsidiaries (if any). The Fund’s wholly-owned investment subsidiary also complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). See also “Material U.S. Federal Income Tax Considerations.”

To the extent we securitize our assets, we may be subject to additional risks associated with Regulation AB.

We may securitize our assets to create incremental levered returns for our Shareholders. On December 15, 2004, the SEC approved the final regulations covering the registration, disclosure, communications, and reporting requirements for asset-backed securities, or Regulation AB, which became effective January 1, 2006. On August 27, 2014, the SEC adopted revisions to Regulation AB. Regulation AB contains disclosure requirements applicable to registered securitizations, including requirements to provide historical financial data with respect to either prior securitized pools of the same asset class or prior originations and information with respect to the background, experience and roles of the various transaction parties, including those involved in the origination, sale or servicing of the loans in the securitized pool. Moreover, annual assessments of compliance with servicing criteria by servicers and attestation reports from an independent registered public accounting firm must be obtained with respect to securitized pools of loans.

In addition, compliance with Regulation AB may increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements.

Structured Finance Securities.

A portion of the Fund’s investments may consist of collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations, collateralized debt obligations or other asset-backed securities or similar instruments. Structured finance securities may present risks similar to those of the other types of debt obligations in which the Fund may invest and, in fact, such risks may be of greater significance in the case of structured finance securities. Moreover, investing in structured finance securities may entail a variety of unique risks. Among other risks, structured finance securities may be subject to prepayment risk. In addition, the performance of a structured finance security will be affected by a variety of factors, including its priority in the capital structure of the issuer thereof, and the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets.

CDO and CLO risks.

Our Credit Investments may include CDOs and/or CLOs which are subject to the following risks: (i) distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) CDOs and/or CLOs typically will have no significant underlying assets other than their underlying senior secured debt obligations or loans and payments on the CDOs and/or CLOs are and will be payable solely from the cash flows from such senior secured debt obligations and/or loans; (iv) the complex structure of the CDOs and/or CLOs and their interests may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results; (v) CDOs and/or CLOs are typically highly levered, and therefore the CDO and/or CLO interests that the Fund may invest in are subject to a higher risk of total loss; (vi) investments in CDOs and/or CLOs may be riskier and less transparent to us and our Shareholders than direct investments in the underlying companies; (vii) the potential for interruption and deferral of cash flow to our investments in the equity and junior debt tranches of CDOs and/or CLOs; (viii) interests in CDOs and/or CLOs may be illiquid; (ix) investments in foreign CDOs and/or CLOs may involve significant risks in addition to the risks inherent in U.S. CDOs and/or CLOs; (x) we may invest with collateral managers that have no or limited performance or operating history; (xi) the inability of a CDO or CLO collateral manager to reinvest the proceeds of any prepayments may adversely affect us; (xii) the loans underlying the CDOs and/or CLOS may be sold and replaced resulting in a loss to us; (xiii) we may not have direct rights against the underlying borrowers or obligors comprising the CDOs and/or CLOs’ investments or the entities that sponsored the CDOs and/or CLOs; and (xiv) investments in equity and junior debt tranches of CDOs and/or CLOs will likely be subordinate to the other debt tranches of such CDOs and/or CLOs, and are subject to a higher degree of risk of total loss. The foregoing risks are further described below.

Investments in CDOs and/or CLOs may be riskier and less transparent to us and our Shareholders than direct investments in the underlying companies.

Generally, there may be less information available to us regarding the underlying debt investments held by CDOs and/or CLOs than if we had invested directly in the debt of the underlying companies. As a result, our Shareholders will not know the details of the underlying securities of the CDOs and/or CLOs in which we will invest. Our investments in the equity and junior debt tranches of CDOs and/or CLOs will also be subject to the risk of leverage associated with the debt issued by such CDO and/or CLO and the repayment priority of senior debt holders in such CDOs and/or CLOs. Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

CDOs and CLOs typically will have no significant assets other than their underlying senior secured debt obligations; payments on CDO or CLO investments are and will be payable solely from the cash flows from such senior secured debt obligations.

CDOs and CLOs typically will have no significant underlying assets other than their underlying senior secured debt obligations and loans. Accordingly, payments on CDO or CLO investments are and will be payable solely from the cash flows from such senior secured debt obligations and loans, net of all management fees and other expenses. Payments to us as a holder of CDO and/or CLO investments are and will be met only after payments due on the senior notes (and, where appropriate, the junior secured notes) from time to time have been made in full. This means that relatively small numbers of defaults of senior secured debt obligations and/or loans may adversely impact returns.

CDO and CLO investments are exposed to leveraged credit risk.

We may be in a subordinated position with respect to realized losses on the senior secured debt obligations underlying our investments in the equity and junior debt tranches of CDOs and/or CLOs. The leveraged nature of equity and junior debt tranches of CDOs and/or CLOs, in particular, magnifies the adverse impact of defaults. CDO and/or CLO investments represent a leveraged investment with respect to the underlying senior secured debt obligation and/or loan. Therefore, changes in the market value of the CDO and/or CLO investments could be greater than the change in the market value of the underlying senior secured debt obligations and/or loans, which are subject to credit, liquidity and interest rate risk.

There is the potential for interruption and deferral of cash flow.

If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CDO and/or CLO (e.g., due to defaults), then cash flow that otherwise would have been available to pay the distribution on the CDO and/or CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured debt obligations, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of the CDO and/or CLO investments, which would adversely impact our returns.

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

We may invest in foreign CDOs and/or CLOs. Investing in foreign entities may expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we, and the CDOs and/or CLOs in which we invest, may have difficulty enforcing creditor’s rights in foreign jurisdictions. In addition, the underlying companies of the CDOs and/or CLOs in which we invest may be foreign, which may create greater exposure for us to foreign economic developments.

Although our investments are generally U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.

Investments in CDOs and/or CLOs may be illiquid.

We may invest in CDOs and/or CLOs that are considered illiquid. CDOs and CLOs that are illiquid cannot be sold within seven days in the ordinary course of business at approximately the value used by us in determining our net asset value. We may not be able to readily dispose of such CDOs and/or CLOs at prices that approximate those at which we could sell such CDOs and/or CLOs if they were more widely-traded and, as a result of such illiquidity, we may have to sell other investments or engage in borrowing transactions to raise cash to meet our obligations. Limited liquidity can also affect the volatility and market price of CDOs and/or CLOs, thereby adversely affecting our net asset value and ability to make dividend distributions. CDOs and/or CLOs may not be readily marketable and may be subject to restrictions on resale. CDOs and/or CLOs are generally not listed on any U.S. national securities exchange and no active trading market may exist for the CDOs and/or CLOs in which we will invest. Although a secondary market may exist for our investments, the market for our investments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value. In addition, we believe that ownership of CDOs and/or CLOs has generally been distributed across a wide range of holders, some of whom we believe may continue to face near- to intermediate-term liquidity issues. Further, we believe that larger institutional investors with sufficient resources to source, analyze and negotiate the purchase of these assets may refrain from purchases of the size that we are targeting, thereby reducing the prospective investor population, which would limit our ability to sell our CDOs and/or CLOs if we choose to or need to do so. We have no limitation on the amount of our assets which may be invested in CDOs and/or CLOs that are not readily marketable or are subject to restrictions on resale.

We may invest in assets with no or limited performance or operating history.

We may invest in CDOs and/or CLOs with no or limited investment history or performance record upon which our Adviser will be able to evaluate their likely performance. Our investments in entities with no or limited operating history are subject to all of the risks and uncertainties associated with a new business, including the risk that such entities will not achieve target returns. Consequently, our profitability, net asset value and share price could be adversely affected.

The payment of underlying collateral manager fees and other charges could adversely impact our returns.

We may invest in CDOs and/or CLOs that are subject to management, administration and incentive or performance fees, in addition to those payable by us. Payment of such additional fees could adversely impact the returns we achieve.

The inability of a CDO or CLO collateral manager to reinvest the proceeds of prepayments may adversely affect us.

There can be no assurance that, in relation to any CDO or CLO investment, in the event that any of the senior secured loans underlying such investment are prepaid, the CDO or CLO collateral manager will be able to reinvest such proceeds in new senior secured loans with equivalent investment returns. If the CDO or CLO collateral manager cannot reinvest in new senior secured loans with equivalent investment returns, the interest proceeds available to pay interest on the rated liabilities and investments may be adversely affected.

CDO and CLO investments are subject to prepayments and calls, increasing re-investment risk.

CDO and CLO investments and/or the underlying senior secured debt obligations or loans may prepay more quickly than expected, which could have an adverse impact on our net asset value. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control and consequently cannot be predicted with certainty. In addition, for a CDO or CLO collateral manager there is often a strong incentive to refinance well performing portfolios once the senior tranches amortize. The yield to maturity of the investments will depend on, inter alia, the amount and timing of payments of principal on the loans and the price paid for the investments. Such yield may be adversely affected by a higher or lower than anticipated rate of prepayments of the debt.

Furthermore, CDO and CLO investments generally will not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period in the deal (referred to as the “non-call period”).

The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranches and, therefore, where we do not hold the relevant percentage we will not be able to control the timing of the exercise of the call option. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.

Early prepayments and/or the exercise of a call option otherwise than at our request may also give rise to increased re-investment risk with respect to certain investments, as we may realize excess cash earlier than expected. If we are unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce our net income and, consequently, could have an adverse impact on our ability to pay dividends.

We will have limited control of the administration and amendment of senior secured debt obligations and/or loans owned by the CDOs and/or CLOs in which we invest.

We will not be able to directly enforce any rights and remedies in the event of a default of a senior secured debt obligation or loan held by a CDO or CLO vehicle. In addition, the terms and conditions of the senior secured debt obligations or loans underlying our investments in the equity and junior debt tranches of CDOs and/or CLOs may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from senior secured loans could be modified, amended or waived in a manner contrary to our preferences.

We will have limited control of the administration and amendment of any CDO and/or CLO in which we invest.

The terms and conditions of a CDO and/or CLO investments may be amended, modified or waived only by the agreement of the holders of the underlying senior notes and/or the junior secured notes and/or the equity tranche once the CDO and/or CLO has been established. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the holders of the underlying senior notes and/or the junior secured notes and/or the equity tranche. Consequently, the terms and conditions of the payment obligations arising from the CDOs and/or CLOs in which we invest could be modified, amended or waived in a manner contrary to our preferences.

Senior secured debt obligations and/or loans of CDOs and/or CLOs may be sold and replaced resulting in a loss to us.

The senior secured debt obligations and/or loans underlying our CDO and/or CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CDO and/or CLO indenture and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CDO and/or CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.

Investments in CDOs and/or CLOs may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.

CDOs and/or CLOs in which we invest may constitute “passive foreign investment companies” (“PFICs”). If we acquire shares in a PFIC (including in CDOs and/or CLOs that are PFICs), we may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our Shareholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions or gains, but such elections (if available) will generally require us to recognize our share of the PFIC’s income for each year regardless of whether we receive any distributions from such PFIC. We must nonetheless distribute such income to maintain our status as a RIC.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including in a CDO and/or CLO treated as a CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the foreign corporation’s income for the tax year (including both ordinary earnings and capital gains). If we are required to include such deemed distributions from a CFC in our income, we will be required to distribute such income to maintain our RIC status regardless of whether or not the CFC makes an actual distribution during such year.

If we are required to include amounts in income prior to receiving distributions representing such income, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to Fund-level income tax.

INVESTMENT RELATED RISKS –ACCOUNTS RECEIVABLES:

The Fund may invest in Credit Investments secured by receivables, such as credit card receivables and automobile receivables. The Fund may invest directly in these investments. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. If the economy of the United States deteriorates, defaults on securities backed by credit card, automobile and other receivables may increase. In addition, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-related securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these securities.

Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. In recent years, certain automobile manufacturers have been granted access to emergency loans from the U.S. Government and have experienced bankruptcy. As a result of these events, the value of securities backed by receivables from the sale or lease of automobiles may be adversely affected.

INVESTMENT RELATED RISKS – SECOND LIEN OR OTHER SUBORDINATED (MEZZANINE) OR UNSECURED LOANS OR DEBT:

The Fund may invest in Credit Investments secured by mezzanine or unsecured loans/debt. The Fund may also invest directly in these instruments. Second lien or other subordinated (mezzanine) or unsecured loans or debt generally are subject to similar risks as those associated with investments in senior loans. In addition, because second lien or other subordinated (mezzanine) or unsecured loans or debt are subordinated in payment and/or lower in lien priority to senior loans, they are subject to additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Second lien or subordinated loans or debt, both secured and unsecured, may have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans and subordinated loans or debt, both secured and unsecured, which would create greater credit risk exposure. Second lien or other subordinated or unsecured loans or debt of below investment grade quality share risks similar to those associated with investments in other below investment grade securities and obligations.

INVESTMENT-RELATED RISKS—DERIVATIVES

We may be exposed to additional risks associated with derivative investments.

We may engage in derivative transactions in which we may purchase and sell a variety of derivative instruments, including taking long and short positions in exchange-listed and over-the-counter futures, forwards, swaps and similar instruments, credit transactions and credit default swaps. We also may purchase and sell derivative instruments that combine features of these instruments.

Derivatives may involve significant risks. Derivatives are financial instruments with a value in relation to, or derived from, the value of an underlying asset(s) or other reference, such as an index, rate or other economic indicator (each an underlying reference). Derivatives may include those that are privately placed or otherwise exempt from SEC registration, including Rule 144A eligible securities. Derivatives could result in Fund losses if the underlying reference does not perform as anticipated. Use of derivatives is a highly specialized activity that can involve investment techniques, risks, and tax planning different from those associated with more traditional investment instruments. The use of derivatives for other than hedging purposes may be considered a speculative trading practice, and involves greater risks than are involved in hedging. The Fund’s derivatives strategy may not be successful and could result in substantial, potentially unlimited, losses to the Fund regardless of the Fund’s actual investment. A relatively small movement in the price, rate or other economic indicator associated with the underlying reference may result in substantial loss for the Fund. Derivatives may be more volatile than other types of investments. The value of derivatives may be influenced by a variety of factors, including national and international political and economic developments. Potential changes to the regulation of the derivatives markets may make derivatives more costly, may limit the market for derivatives, or may otherwise adversely affect the value or performance of derivatives. Derivatives can increase the Fund’s risk exposure to underlying references and their attendant risks, such as the risk of an adverse credit event associated with the underlying reference (credit risk), the risk of an adverse movement in the value, price or rate of the underlying reference (market risk), the risk of an adverse movement in the value of underlying currencies (foreign currency risk) and the risk of an adverse movement in underlying interest rates (interest rate risk). Derivatives may expose the Fund to additional risks, including the risk of loss due to a derivative position that is imperfectly correlated with the underlying reference it is intended to hedge or replicate (correlation risk), the risk that a counterparty will fail to perform as agreed (counterparty risk), the risk that a hedging strategy may fail to mitigate losses, and may offset gains (hedging risk), the risk that losses may be greater than the amount invested (leverage risk), the risk that the Fund may be unable to sell an investment at an advantageous time or price (liquidity risk), the risk that the investment may be difficult to value (pricing risk), and the risk that the price or value of the investment fluctuates significantly over short periods of time (volatility risk). More detail on particular derivatives that may be utilized is discussed below.

Swaps are derivatives, whereby in a typical swap transaction, two parties agree to exchange an amount equal to the return, based upon an agreed-upon notional value, earned on a specified underlying reference for a fixed return or the return from another underlying reference during a specified period of time. Swaps may be difficult to value and may be illiquid. Swaps could result in Fund losses if the underlying asset or reference does not perform as anticipated. Swaps create significant investment leverage such that a relatively small price movement in a swap may result in immediate and substantial losses to the Fund. The Fund may only close out a swap with its particular counterparty, and may only transfer a position with the consent of that counterparty. Certain swaps, such as short swap transactions and total return swaps, have the potential for unlimited losses, regardless of the size of the initial investment. Swaps can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, inflation risk, leverage risk, liquidity risk, pricing risk and volatility risk.

A futures contract is an exchange-traded derivative transaction between two parties in which a buyer agrees to pay a fixed price (or rate) at a specified future date for delivery of an underlying reference from a seller. Futures contract markets are highly volatile, and futures contracts may be illiquid. Futures exchanges may limit fluctuations in futures contract prices by imposing a maximum permissible daily price movement. The Fund may be disadvantaged if it is prohibited from executing a trade outside the daily permissible price movement. At or prior to maturity of a futures contract, the Fund may enter into an offsetting contract and may incur a loss to the extent there has been adverse movement in futures contract prices. The liquidity of the futures markets depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants make or take delivery, liquidity in the futures market could be reduced. Because of the low margin deposits normally required in futures trading, a high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. For certain types of futures contracts, losses are potentially unlimited. Futures markets are highly volatile and the use of futures may increase the volatility of the Fund’s NAV. Futures contracts can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, leverage risk, liquidity risk, pricing risk and volatility risk.

A forward contract is an over-the-counter derivative transaction between two parties to buy or sell a specified amount of an underlying reference at a specified price (or rate) on a specified date in the future. Forward contracts are negotiated on an individual basis and are not standardized or traded on exchanges. The market for forward contracts is substantially unregulated and can experience lengthy periods of illiquidity, unusually high trading volume and other negative impacts, such as political intervention, which may result in volatility or disruptions in such markets. A relatively small price movement in a forward contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. Forward contracts can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, foreign currency risk and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, leverage risk, liquidity risk, pricing risk and volatility risk.

The SEC recently adopted the New Derivatives/Short Sale Rule that changes the framework for the permissible use of derivatives and short sales (and other similar transactions that can have a leveraging effect) by the Fund. The new rules will limit funds' leverage risk based on VaR and would generally limit the Fund’s VaR so as not to exceed 200% of the VaR of a designated reference portfolio or 20% of the Fund’s net assets. The Fund must adhere to the New Derivatives/Short Sale Rule by August 19, 2022 and until such adherence, the Fund will continue to adhere to existing SEC and SEC Staff positions governing derivatives, short sales and other leverage creating transactions. The New Derivatives/Short Sale Rule may restrict, and/or impose additional costs or other burdens upon, the Fund’s participation in derivative transactions, short sales, and other leverage creating transactions.

INVESTMENT-RELATED RISKS—OTHER INSTRUMENTS/SECURITIES:

Risks of Investing in Real Estate

The Fund may make debt and other investments related to real estate. A number of factors may prevent the Fund from generating sufficient net cash flow from real estate investments or may adversely affect the value of the real estate investments, or both, resulting in less cash available for distribution, or a loss, to the Fund. Key factors include:

●	national economic conditions;

●	regional and local economic conditions (which may be adversely impacted by plant closings, business layoffs, industry slow-downs, weather conditions, natural disasters, and other factors);

●	local real estate conditions (such as over-supply of or insufficient demand for office space);

●	changing demographics;

●	perceptions by prospective tenants of the convenience, services, safety, and attractiveness of a property;

●	the ability of property managers to provide capable management and adequate maintenance;

●	the quality of a property’s construction and design;

●	increases in costs of maintenance, insurance, and operations (including energy costs and real estate taxes);

●	changes in applicable laws or regulations (including tax laws, zoning laws, or building codes);

●	potential environmental and other legal liabilities;

●	the level of financing used and increases in interest rate levels on such financings, both of which may increase the risk of loss to the Fund;

●	the availability and cost of refinancing;

●	the ability to find suitable tenants for a property and to replace any departing tenants with new tenants;

●	potential instability, default or bankruptcy of tenants in the properties owned by the Fund; and

●	the relative illiquidity of real estate investments in general, which may make it difficult to sell a property at an attractive price within a reasonable time frame.

General Risks of Commercial or Residential Real Estate Debt; Non-Performing Loans.

The Fund may invest in commercial or residential real estate loans and debt securities (including, but not limited to, investments in subordinate debt, such as mezzanine debt, b-notes, preferred equity and first mortgage loans, such as higher loan-to-value senior loans and bridge loans). The Fund may hold direct or indirect interests in performing or non-performing real estate Credit Investments. Non-performing real estate Credit Investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of such loan and/or purchasing senior loans. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the investment in respect of which such distribution was made. In addition, certain privately offered commercial real estate Credit Investments carry risks of illiquidity and lack of control. It is possible that the Adviser may find it necessary or desirable to foreclose on collateral securing one or more real estate loans purchased by the Fund. The foreclosure process will vary from jurisdiction to jurisdiction and can be lengthy and expensive. Issuers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action. During the foreclosure proceedings, an issuer may have the ability to file for bankruptcy or its equivalent, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. If this were to occur, the Fund may be negatively impacted. Similar risks relate to foreclosure of mezzanine debt and the exercising of remedies in connection with such debt.

Other Risks Associated with Real Estate Loans.

Commercial Mortgage Loans. The Fund may invest in commercial mortgage Credit Investments. The value of the Fund’s commercial mortgage Credit Investments will be influenced by the historical rate of delinquencies and defaults experienced on the commercial mortgage Credit Investments and by the severity of loss incurred as a result of such defaults. The factors influencing delinquencies, defaults, and loss severity include: (i) economic and real estate market conditions by industry sectors (e.g., multi-family, retail, office, and hospitality); (ii) the terms and structure of the mortgage Credit Investments; and (iii) any specific limits to legal and financial recourse upon a default under the terms of such Credit Investments.

Commercial mortgage loans are generally viewed as exposing a lender to a greater risk of loss through delinquency and foreclosure than lending on the security of single-family residences. The ability of a borrower to repay a loan secured by income-producing property typically is dependent primarily upon the successful operation and operating income of such property (i.e., the ability of tenants to make lease payments, the ability of a property to attract and retain tenants, and the ability of the owner to maintain the property, minimize operating expenses, and comply with applicable zoning and other laws) rather than upon the existence of independent income or assets of the borrower. Most commercial mortgage loans provide recourse only to specific assets, such as the property, and not against the borrower’s other assets or personal guarantees.

Commercial mortgage loans generally do not fully amortize, which can necessitate a sale of the property or refinancing of the remaining “balloon” amount at or prior to maturity of the mortgage loan. Accordingly, investors in commercial mortgage loans bear the risk that the borrower will be unable to refinance or otherwise repay the mortgage at maturity, thereby increasing the likelihood of a default on the borrower’s obligation. Exercise of foreclosure and other remedies may involve lengthy delays and additional legal and other related expenses on top of potentially declining property values. In certain circumstances, the creditors may also become liable upon taking title to an asset for environmental or structural damage existing at the property.

Residential Mortgage Loans. The default rate for residential mortgage loans may continue to increase due in large part to borrowers’ inability or unwillingness to carry the mortgage loan on a current basis, increased mortgage loan carrying costs resulting from resets of adjustable rate mortgages and increases in taxes and insurance, the inability of borrowers to refinance mortgage loans and general factors that reduce the ability of the borrower to pay its mortgage loan obligations, including loss of employment, increased cost of living and unexpected significant bills such as healthcare-related expenses. Lenders may exercise their foreclosure rights which will further decrease the value of the residential real estate as foreclosure sales are often at lower prices than sales in the ordinary course. Such conditions could further decrease the value of the residential real estate. The Fund could face increased default rates on sub-performing and non-performing mortgage loans to which it has direct or indirect economic exposure, including loans that were modified with the expectation that they would be re-performing loans.

Real Estate Investment Trusts Risk.

Investments in real estate investment trusts (REITs) and in securities of other companies (wherever organized) principally engaged in the real estate industry subject the Fund to, among other things, risks similar to those of direct investments in real estate and the real estate industry in general. These include risks related to general and local economic conditions, possible lack of availability of financing and changes in interest rates or property values. REITs are entities that either own properties or make construction or mortgage loans, and also may include operating or finance companies. The value of interests in a REIT may be affected by, among other factors, changes in the value of the underlying properties owned by the REIT, changes in the prospect for earnings and/or cash flow growth of the REIT itself, defaults by borrowers or tenants, market saturation, decreases in market rates for rents, and other economic, political, or regulatory matters affecting the real estate industry, including REITs. REITs and similar non-U.S. entities depend upon specialized management skills, may have limited financial resources, may have less trading volume in their securities, and may be subject to more abrupt or erratic price movements than the overall securities markets. REITs are also subject to the risk of failing to qualify for favorable tax treatment under the Code. The failure of a REIT to continue to qualify as a REIT for tax purposes can materially and adversely affect its value. Some REITs (especially mortgage REITs) are affected by risks similar to those associated with investments in debt securities including changes in interest rates and the quality of credit extended.

Reverse Repurchase Agreements Risk.

Reverse repurchase agreements are agreements in which a Fund sells a security to a counterparty, such as a bank or broker-dealer, in return for cash and agrees to repurchase that security at a mutually agreed upon price and time. Reverse repurchase agreements carry the risk that the market value of the security sold by the Fund may decline in value, requiring the Fund to post additional collateral or to repurchase the security. Reverse repurchase agreements also may be viewed as a form of borrowing, and borrowed assets used for investment creates leverage risk. Leverage can create an interest expense that may lower the Fund’s overall returns. Leverage presents the opportunity for increased net income and capital gains, but may also exaggerate the Fund’s volatility and risk of loss. In connection with the Fund’s investments in reverse repurchase agreements, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

We may invest in foreign issuers/obligations which expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we may have difficulty enforcing creditor’s rights in foreign jurisdictions.

Although our investments are expected to be generally U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.

Emerging Market Securities Risk.

Securities issued by foreign governments or companies in emerging market countries are more likely to have greater exposure to the risks associated with investment in foreign securities. In addition, emerging market countries are more likely to experience instability resulting, for example, from rapid changes or developments in social, political, economic or other conditions. Their economies are usually less mature and their securities markets are typically less developed with more limited trading activity (i.e., lower trading volumes and less liquidity) than more developed countries. Emerging market securities tend to be more volatile than securities in more developed markets. Many emerging market countries are heavily dependent on international trade and have fewer trading partners, which makes them more sensitive to world commodity prices and economic downturns in other countries, and some have a higher risk of currency devaluations.

We may invest in equity securities, which may be more volatile than other investments.

The value of a particular equity security in which we may invest may decrease. The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, management decisions, decreased demand for an issuer’s products or services, increased production costs, general economic conditions, interest rates, currency exchange rates, investor perceptions and market liquidity. Equity securities tend to be more volatile than bonds and money market instruments. In the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of common stock holders and are likely to have varying types of priority over holders of preferred and convertible stock. These risks may increase fluctuations in the Fund’s NAV.

Risks of Shorting Equity Securities.

In seeking to achieve the Fund’s objective, the Fund may, from time to time (and not as a part of its principal strategy), effect short sales of equity securities. To effect a short sale, the Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Thus, short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in equity securities sold short are more risky than long positions (purchases) in equity securities because there is no limit on the loss that may be incurred. Moreover, the amount of any gain achieved through a short sale will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Fund may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a “short squeeze” can occur, and the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the equity security sold short and the equity securities being hedged. Any short selling may exaggerate the volatility of the Fund’s investment portfolio. Short selling may result in increased transaction costs to the Fund. Any short selling could subject the Fund to increased leverage risk. See “Use of Leverage.”

We may be exposed to additional risks to the extent we invest in senior loans, including corporate loans.

There is less readily available and reliable information about most senior loans than is the case for many other types of instruments, including listed securities. Senior loans are not listed on any national securities exchange or automated quotation system and as such, many senior loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. To the extent that a secondary market does exist for certain senior loans, the market is more volatile than for liquid, listed securities and may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates, resulting in fluctuations in the Fund’s NAV and difficulty in valuing the Fund’s portfolio of senior loans.

Senior loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a senior loan will result in a reduction of income to the Fund, a reduction in the value of the senior loan and a potential decrease in the Fund’s NAV. The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates. The Adviser relies primarily on its own evaluation of borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.

Investing in private companies/issuers involves a high degree of risk.

Our investment portfolio may consist of, among other things, loans to, and investments in, private companies or issuers. Investments in private ventures, vehicles or businesses involve a high degree of business and financial risk, which can result in substantial losses and, accordingly, should be considered speculative. There is generally very little publicly available information about these issuers, and we rely significantly on the due diligence of the members of the investment team to obtain information in connection with our investment decisions. It is thus difficult, and often impossible, to protect the Fund from the risk of fraud, misrepresentation or poor judgment by these issuers.

ETF Risk.

The Fund may invest in ETFs. An ETF’s share price may not track its specified market index (if any) and may trade below its NAV. Certain ETFs use a “passive” investment strategy and do not take defensive positions in volatile or declining markets. Other ETFs in which the Fund may invest are actively managed ETFs (i.e., they do not track a particular benchmark), which indirectly subjects the Fund to active management risk. An active secondary market in ETF shares may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions or other reasons. There can be no assurance that an ETF’s shares will continue to be listed on an active exchange. In addition, shareholders bear both their proportionate share of the Fund’s expenses and similar expenses incurred through ownership of the ETF. There is a risk that ETFs in which the Fund invests may terminate due to extraordinary events. For example, any of the service providers to ETFs, such as the trustee or sponsor, may close or otherwise fail to perform their obligations to the ETF, and the ETF may not be able to find a substitute service provider. Also, certain ETFs may be dependent upon licenses to use various indexes as a basis for determining their compositions and/or otherwise to use certain trade names. If these licenses are terminated, the ETFs may also terminate. In addition, an ETF may terminate if its net assets fall below a certain amount.

Other Investment Companies Risk.

The Fund may also, subject to applicable regulatory limits, invest in securities of other open- or closed-end investment companies (including ETFs and Business Development Companies (“BDCs”)) that invest primarily in the types of securities in which the Fund may invest directly. The market value of the shares of other investment companies may differ from their NAV. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Fund’s advisory and other fees and expenses with respect to assets so invested. Shareholders will therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. The Adviser will take expenses into account when evaluating the merits of an investment in an investment company relative to other available investments.

The securities of other investment companies, including ETFs or BDCs, in which the Fund may invest may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities. An investment in securities of other investment companies, including ETFs or BDCs, that use leverage may expose the Fund to higher volatility in the market value of such securities and the possibility that the Fund’s long-term returns on such securities (and, indirectly, the long-term returns of the Shares) will be diminished.

Preferred Stock Risk.

The Fund may also invest in preferred stock. Preferred stock is a type of stock that generally pays dividends at a specified rate and that has preference over common stock in the payment of dividends and the liquidation of assets. Preferred stock does not ordinarily carry voting rights. The price of a preferred stock is generally determined by earnings, type of products or services, projected growth rates, experience of management, liquidity, and general market conditions of the markets on which the stock trades. The most significant risks associated with investments in preferred stock include market risk and interest rate risk (i.e., the risk of losses attributable to changes in interest rates).

Convertible Securities Risk.

The Fund may also invest in convertible securities. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate risk (the risk of losses attributable to changes in interest rates) and credit risk (the risk that the issuer of a debt instrument will default or otherwise become unable, or be perceived to be unable or unwilling, to honor a financial obligation, such as making payments to the Fund when due). Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk (the risk that the market values of securities or other investments that the Fund holds will fall, sometimes rapidly or unpredictably, or fail to rise). Because the value of a convertible security can be influenced by both interest rates and the common stock’s market movements, a convertible security generally is not as sensitive to interest rates as a similar debt instrument, and generally will not vary in value in response to other factors to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would typically be paid before the company’s common stockholders but after holders of any senior debt obligations of the company. The Fund may be forced to convert a convertible security before it otherwise would choose to do so, which may decrease the Fund’s return.

Warrants and Rights Risk.

The Fund may also invest in warrants and rights. Warrants and rights are types of securities that give a holder a right to purchase shares of common stock. Warrants usually are issued together with a bond or preferred stock and entitle a holder to purchase a specified amount of common stock at a specified price typically for a period of years. Rights usually have a specified purchase price that is lower than the current market price and entitle a holder to purchase a specified amount of common stock typically for a period of only weeks. Warrants may be used to enhance the marketability of a bond or preferred stock. Warrants do not carry with them the right to dividends or voting rights and they do not represent any rights in the assets of the issuer. Warrants may be considered to have more speculative characteristics than certain other types of investments. In addition, the value of a warrant does not necessarily change with the value of the underlying securities, and a warrant ceases to have value if it is not exercised prior to its expiration date, if any.

The potential exercise price of warrants or rights may exceed their market price, such as when there is no movement in the market price or the market price of the common stock declines.

The risks typically associated with warrants and rights include convertible securities risk, counterparty risk, credit risk and market risk.

Our investments in restricted instruments may expose us to additional risks.

Investments in restricted instruments, including Credit Investments and securities that have not been registered under the Securities Act and are subject to restrictions on resale, could have the effect of increasing the amount of our assets invested in illiquid investments if eligible investors are unwilling to purchase these instruments. Restricted instruments may be difficult to dispose of at the price at which we value the instruments and at the times when we believe it is desirable to do so. The market price of illiquid and restricted instruments generally is more volatile than that of more liquid instruments, which may adversely affect the price that we recover upon the sale of such instruments. Illiquid and restricted instruments are also more difficult to value, especially in challenging markets. Investment of our assets in illiquid and restricted instruments may restrict our ability to take advantage of market opportunities. The risks associated with illiquid and restricted instruments may be particularly acute in situations in which our operations require cash (such as in connection with share repurchases) and could result in us borrowing to meet its short-term needs or incurring losses on the sale of illiquid or restricted instruments. In order to dispose of an unregistered instrument, we, where we have contractual rights to do so, may have to cause such instrument to be registered. A considerable period may elapse between the time the decision is made to sell the instrument and the time the instrument is registered, therefore enabling us to sell it. Contractual restrictions on the resale of instruments vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the instruments. In either case, we would bear market risks during that period.

Obligations Issued or Guaranteed by U.S. Government Agencies or Instrumentalities.

The Fund may invest in obligations issued or guaranteed by U.S. Government agencies or instrumentalities. These include direct obligations and mortgage-related securities that have different levels of credit support from the U.S. government. Some are supported by the full faith and credit of the United States, such as Government National Mortgage Association pass-through mortgage certificates (called “Ginnie Maes”). Some are supported by the right of the issuer to borrow from the U.S. Treasury under certain circumstances, such as Federal National Mortgage Association bonds (“Fannie Maes”) and Federal Home Loan Mortgage Corporation obligations (“Freddie Macs”). Others are supported only by the credit of the entity that issued them. Securities issued by Fannie Mae and Freddie Mac are also supported by commitments from the U.S. Treasury to purchase certain of those agencies’ securities during market conditions in which the U.S. Treasury deems it necessary for the promotion of market stability. In September 2008, the Federal Housing Finance Agency, an independent regulatory agency, placed the Federal National Mortgage Corporation and Federal Home Loan Mortgage Corporation into conservatorship. The U.S. Department of Treasury also entered into a new secured lending credit facility with those companies and a preferred stock purchase agreement. Under the preferred stock purchase agreement, the Treasury will ensure that each company maintains a positive net worth. There can be no guarantee that this arrangement will remain in place.

U.S. Treasury Obligations.

The Fund may also invest in U.S. Treasury obligations. These include Treasury bills (which have maturities of one year or less when issued), Treasury notes (which have maturities of one to ten years when issued), and Treasury bonds (which have maturities of more than ten years when issued). Treasury securities are backed by the full faith and credit of the United States as to timely payments of interest and repayments of principal. Similar to other issuers, changes to the financial condition or credit rating of a government may cause the value of the Fund’s direct or indirect investment in Treasury obligations to decline. On August 5, 2011, S&P downgraded U.S. Treasury securities from AAA rating to AA+. A downgrade of the ratings of U.S. government debt obligations, which are often used as a benchmark for other borrowing arrangements, could result in higher interest rates for individual and corporate borrowers, cause disruptions in the international bond markets and generally have a substantial negative effect on the U.S. economy. A downgrade of Treasury securities from another ratings agency or a further downgrade beyond AA+ rating by S&P may cause the value of the Fund’s Treasury obligations to decline.

Foreign Government Obligations.

The Fund may also invest in foreign government obligations issued or guaranteed by foreign governments or their agencies. It may be in the form of conventional securities or other types of debt instruments such as loans or loan participations. A foreign government’s willingness or ability to repay principal and pay interest in a timely manner may be affected by a variety of factors, including its cash flow situation, the extent of its reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the foreign government’s policy toward international lenders, and the political constraints to which such government may be subject. In addition, there may be no legal recourse against a foreign government in the event of a default.

The risks typically associated with foreign government obligations include credit risk, the risks associated with investments in foreign securities and market risk.

Money Market Funds Risk.

The Fund may also invest cash in, or hold as collateral for certain investments, shares of registered money market funds. These funds are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. The Fund and its shareholders indirectly bear a portion of the expenses of any money market fund or other fund in which the Fund may invest.

Deferred Interest, Pay-in-Kind or Zero Coupon Bonds/Notes Risk.

The Fund may invest in deferred interest, pay-in-kind or zero coupon bonds/notes. Investments in zero-coupon and payment-in-kind securities are subject to certain risks, including that market prices of zero-coupon and payment-in-kind securities generally are more volatile than the prices of securities that pay interest periodically and in cash, and are likely to respond to changes in interest rates to a greater degree than other types of debt securities with similar maturities and credit quality. Because zero-coupon securities bear no interest, their prices are especially volatile. And because zero-coupon bondholders do not receive interest payments, the prices of zero-coupon securities generally fall more dramatically than those of bonds that pay interest on a current basis when interest rates rise. However, when interest rates fall, the prices of zero-coupon securities generally rise more rapidly in value than those of similar interest paying bonds. Under many market and other conditions, the market for zero-coupon and payment-in-kind securities may suffer decreased liquidity making it difficult for the Fund to dispose of them or to determine their current value. In addition, as these securities may not pay cash interest, the Fund’s investment exposure to these securities and their risks, including credit risk, will increase during the time these securities are held in the Fund’s portfolio. Further, to maintain its qualification for treatment as a RIC and to avoid Fund-level U.S. federal income and/or excise taxes, the Fund is required to distribute to its Shareholders any income it is deemed to have received in respect of such investments, notwithstanding that cash has not been received currently, and the value of paid-in-kind interest. Consequently, the Fund may have to dispose of portfolio securities under disadvantageous circumstances to generate the cash, or may have to leverage itself by borrowing the cash to satisfy this distribution requirement. The required distributions, if any, would result in an increase in the Fund’s exposure to these securities. The payment deferral associated with such instruments may, in certain instances, introduce a significantly higher credit risk than current coupon paying bonds/notes. Since these instruments require judgment about the collectability of the deferred payments versus the value of any associated collateral, this may introduce additional unreliability in their valuations. The higher yields and interest rates on deferred interest, pay-in-kind and zero coupon bonds/notes may reflect the payment deferral and increased credit risk associated with such instruments. In addition, under certain circumstances, the deferral of interest on these securities may also reduce the loan-to-value ratio at a compounding rate.

Commercial Paper.

The Fund may also invest in commercial paper. Commercial paper is a short-term debt obligation, usually sold on a discount basis, with a maturity ranging from 2 to 270 days issued by banks, corporations and other borrowers. It is sold to investors with temporary idle cash as a way to increase returns on a short-term basis. The risks typically associated with commercial paper include credit risk and liquidity risk. These instruments are generally unsecured, which increases the credit risk associated with this type of investment.

STRUCTURAL AND MARKET-RELATED RISKS:

Coronavirus (COVID-19) Risk.

In December 2019, the virus SARS-CoV-2, which causes the coronavirus disease known as COVID-19, spread around the world, resulting in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across the globe, as well as the implementation of travel restrictions and remote working and “shelter-in-place” or similar policies by numerous companies and national and local governments. These actions caused the disruption of manufacturing supply chains and consumer demand in certain economic sectors, resulting in significant disruptions in local and global economies. The Fund's performance was negatively impacted during the initial periods of the pandemic. The longer-term impact of COVID-19 on the operations of the Adviser and the performance of the Fund is difficult to predict, but may also be adverse. The longer-term potential impact on such operations and performance could depend to a large extent on future developments and actions taken by authorities and other entities to contain COVID-19 and its economic impact. The impacts, as well as the uncertainty over impacts to come, of COVID-19 have adversely affected the performance of the Fund and may continue to do so in the future.

Use of leverage risk.

Any leverage utilized by the Fund will have seniority over our Shares and may be secured by the assets of the Fund. The use of leverage by the Fund can magnify the effect of any losses. Drops in asset values may magnify losses or totally eliminate the Fund’s equity in a leveraged investment. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, our Shares’ return will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on our Shares will be less than if leverage had not been used. Leverage involves risks and special considerations for Shareholders including:

●	the likelihood of greater volatility of NAV (and market price) of our Shares than a comparable portfolio without leverage;

●	the risk that fluctuations in interest rates on leverage, including Borrowings (defined below), that we may pay will reduce the return to Shareholders or will result in fluctuations in the dividends paid on our Shares; and

●	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of our Shares than if we were not leveraged (which may result in a greater decline in the market price of our shares).

There can be no assurances that a leveraging strategy will be successful. We may continue to use leverage if the benefits to the Shareholders of maintaining the leveraged position are believed by the Board to outweigh any current reduced return.

Our ability to raise additional capital may be limited.

We may in the future issue debt securities or preferred shares or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, we are permitted to issue additional preferred shares so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred shares, is at least 200% after each issuance of such preferred shares. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments to repay a portion of our indebtedness at a time when doing so may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our Shareholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred shares, the preferred shares would rank “senior” to Shares in our capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of our Shareholders, and the issuance of preferred shares could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our Shares or otherwise be in your best interest. The Fund does not expect to issue preferred shares within 12 months from the date of this prospectus.

If we raise additional funds by issuing more Shares, then the percentage ownership of our Shareholders at that time will decrease, and you may experience dilution.

We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, NAV, operating results or the value of our Shares.

Our investment objective is described in “Investment Objective, Strategies and Policies-Investment Philosophy and Process.” This investment objective may be changed by our Board if we provide our Shareholders with at least 60 days prior notice. In addition, our Board has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without Shareholder approval. We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, NAV, performance or the value of our Shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Finally, since our Shares are not traded on a national securities exchange, you will be limited in your ability to sell your Shares in response to any changes in our investment objective, policies, investment criteria or strategies.

The amount of any distributions we may make is uncertain.

Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes.

We currently intend to declare and pay dividends/distributions of substantially all net investment income quarterly, but in no event, less than annually. We also intend to distribute substantially all net realized capital gains at least annually. We will pay these distributions to our Shareholders out of assets legally available for distribution. While our Adviser may agree to limit our expenses to ensure that such expenses are reasonable in relation to our income, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as an investment company may limit our ability to pay distributions. All distributions will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable investment company regulations and such other factors as our Board may deem relevant from time to time. We cannot assure you that we will pay distributions to our Shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. Such a return of capital is not immediately taxable, but reduces your tax basis in our Shares, which may result in you recognizing more gain (or less loss) when your Shares are sold. Distributions from the proceeds of our public offering or from borrowings will be distributed after payment of fees and expenses and could reduce the amount of capital we ultimately invest in our investments.

An investment in our Shares, unlike an investment in a traditional listed closed-end fund, may be illiquid.

An investment in our Shares, unlike an investment in a traditional listed closed-end fund, may be illiquid. Unlike traditional listed closed-end funds, we have not listed our Shares for trading on any securities exchange, and we do not expect any secondary market to develop for our Shares unless they are traded on a securities exchange, if at all. Even if a secondary market develops, there can be no assurances that such a market will be efficient. In addition, although we will conduct quarterly repurchase offers of our shares, there is no guarantee that all tendered Shares will be accepted for repurchase or that Shareholders will be able to sell all of the Shares they desire in a quarterly repurchase offer. In certain instances, repurchase offers may be suspended or postponed. See “Periodic Repurchase Offers.”

An investment in Shares is not suitable for investors who need access to the money they invest in the short term or within a specified timeframe. Unlike open-end funds (commonly known as mutual funds) which generally permit redemptions on a daily basis, shares will not be redeemable at an investor’s option (other than pursuant to our repurchase policy, as defined below). The NAV of our Shares may be volatile. As our Shares are not traded, investors may not be able to dispose of their investment in the Fund no matter how poorly we perform. We are designed for long-term investors and not as a trading vehicle. Moreover, our Shares will not be eligible for “short sale” transactions or other directional hedging products.

Our investments are subject to liquidity risk, which exists when particular investments of the Fund are difficult to purchase or sell, possibly preventing us from selling such illiquid investments at an advantageous time or price, or possibly requiring us to dispose of other investments at unfavorable times or prices in order to satisfy our obligations.

We rely upon our Adviser and key personnel to manage the Fund.

We are subject to management risk because we are an actively managed portfolio. The Adviser applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Adviser’s judgments about the attractiveness, value and potential appreciation of Credit Investments may prove to be incorrect. In addition, the implementation of our investment strategies depends upon the continued contributions of certain key employees of the Adviser, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a key member of the portfolio management team could have a negative impact on us during the transitional period that would be required for a successor to assume the responsibilities of the position.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of our Adviser. Our Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Our future success will depend to a significant extent on the continued service and coordination of the professionals of our Adviser. The departure of our portfolio manager or certain other key professionals of the Adviser could have a material adverse effect on our ability to achieve our investment objective.

Our ability to achieve our investment objective depends on our Adviser’s ability to identify, analyze, invest in, finance and monitor companies and investments that meet our investment criteria. Our Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. Our Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

If the Advisory Agreement or other essential service provider agreement is terminated, it may adversely affect the quality of our investments and shareholder services. In addition, in the event such agreements are terminated, it may be difficult for us to replace our Adviser or other essential service provider.

We have limited operating history.

While we will rely upon the investment expertise, skill and network of business contacts of the professionals serving our Adviser and its managing member who have extensive expertise managing Credit Investments, each of the Fund and the Adviser is relatively recently formed and has limited operating history, and is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of our Shares could decline substantially. There is no basis on which investors can evaluate the performance of the Fund or the Adviser.

We are subject to non-diversification risk.

We are classified as “non-diversified” under the 1940 Act. As a result, we can invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. We intend to maintain our status as a RIC under Subchapter M of the Code, and thus we intend to satisfy the diversification requirements of Subchapter M.

An investment in our Shares should not be considered a complete investment program.

The Fund is intended for investors seeking income over the long-term, and is not intended to be a short-term trading vehicle. An investment in our Shares should not be considered a complete investment program. Each investor should take into account our investment objective and other characteristics, as well as the investor’s other investments, when considering an investment in our Shares.

We are subject to affiliated party and co-investment restrictions.

We will be prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or Trustees or our affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of an investment fund managed by our Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

The Fund’s investment strategy contemplates that the Fund may invest capital in negotiated transactions that are sourced by the Adviser or its managing member, One William Street Capital Management, L.P. These transactions may include transactions that are privately negotiated and sourced on a proprietary basis. Because the Adviser may manage other investment funds whose mandates include participating in such transactions, such investments will need to be made on a co-investment basis. The 1940 Act imposes significant limits on co-investment with affiliates of the Adviser.

The Adviser has received an exemptive order from the SEC granting funds managed by the Adviser or certain affiliates, the ability to fully negotiate terms of co-investment transactions with other funds managed by the Adviser or certain affiliates, subject to the conditions included therein. In certain situations, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which client will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Fund is unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

Under the terms of the Order, the Fund has the opportunity to participate in co-investment opportunities that align with the Fund’s investment objective and strategies. When the Fund participates in a co-investment transaction, the personnel of the Adviser allocates a portion of the investment to the Fund based on the Fund’s investment objective and strategies, investment policies, investment positions, capital available for investment, and other pertinent factors. Any co-investment is made on equal footing with the funds managed by the Adviser or its affiliates, including identical terms, conditions, price, class of securities purchased, timing, and registration rights. In addition, a majority of the Independent Trustees generally must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s investment objective and strategies. To the extent the Fund is able to make co-investments with the Adviser’s affiliates, these co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts.

The Fund may also invest alongside the Adviser’s and its affiliates’ other clients, including other entities they manage, which are referred to as affiliates’ other clients, in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations and guidance as well as the Adviser’s allocation policies. However, the Fund can offer no assurance that investment opportunities will be allocated to it fairly or equitably in the short-term or over time.

In situations where co-investment with affiliates’ other clients is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of the Order, the Adviser will need to decide which client or clients will proceed with the investment. Generally, the Fund will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, the Fund will not be permitted to participate. Moreover, except in certain circumstances, the Fund is unable to invest in any issuer in which an affiliates’ other client holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to the Fund.

Our repurchase policy may subject us to additional risks.

Repurchases of Shares will reduce the amount of outstanding Shares and, thus, our net assets. To the extent that additional Shares are not sold, a reduction in our net assets may increase our expense ratio (subject to the Adviser’s reimbursement of expenses) and limit our investment opportunities.

If a repurchase offer is oversubscribed by Shareholders, we will repurchase only a pro rata portion of the Shares tendered by each Shareholder. In addition, because of the potential for such proration, Shareholders may tender more Shares than they may wish to have repurchased in order to ensure the repurchase of a specific number of their Shares, increasing the likelihood that other Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund. To the extent Shareholders have the ability to sell their Shares to the Fund pursuant to a repurchase offer, the price at which a Shareholder may sell Shares, which will be the NAV per Share most recently determined as of the last day of the offer, may be lower than the price that such Shareholder paid for its Shares.

We may find it necessary to hold a portion of our net assets in cash or other liquid assets, sell a portion of our portfolio investments or borrow money in order to finance any repurchases of our Shares. We may accumulate cash by holding back (i.e., not reinvesting or distributing to Shareholders) payments received in connection with our investments, which could potentially limit our ability to generate income. We also may be required to sell our more liquid, higher quality portfolio investments to purchase Shares that are tendered, which may increase risks for remaining Shareholders and increase our expenses. Although most, if not all, of our investments are expected to be illiquid and the secondary market for such investments is likely to be limited, we believe we would be able to find willing purchasers of our investments if such sales were ever necessary to supplement cash generated by payments received in connection with our investments. However, we may be required to sell such investments during times and at prices when we otherwise would not, which may cause us to lose money. We may also borrow money in order to meet our repurchase obligations. There can be no assurance that we will be able to obtain financing for our repurchase offers. If we borrow to finance repurchases, interest on any such borrowings may negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing our expenses (subject to the Adviser’s reimbursement of expenses, if any) and reducing any net investment income. The purchase of Shares by the Fund in a repurchase offer may limit our ability to participate in new investment opportunities.

In the event a Shareholder chooses to participate in a repurchase offer, the Shareholder will be required to provide us with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date. Although the Shareholder may have the ability to withdraw a repurchase request prior to the repurchase date, to the extent the Shareholder seeks to sell Shares to us as part of a repurchase offer, the Shareholder will be required to do so without knowledge of what the repurchase price of the Shares will be on the repurchase date. It is possible that general economic and market conditions could cause a decline in the NAV per Share prior to the repurchase date. See “Period Repurchase Offers” below for additional information on, and the risks associated with, our repurchase policy.

The Adviser receives an asset-based management fee, even if the Fund is not at all times fully invested.

Since the management fee paid to the Adviser is based on gross assets of the Fund, the Adviser’s management fee will take into account cash, and cash equivalents and all other assets held by the Fund, even if the Fund is not at all times fully invested.

Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our Shareholders.

Our Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to offerings of shares or senior securities by us, which allows the Adviser to earn increased management fees. In addition, if we decide to utilize leverage, it will increase our assets and, as a result, will increase the amount of management fees payable to our Adviser. Moreover, as the management fee is charged on gross assets (without deduction of liabilities) of the Fund, the Adviser has an incentive to cause the Fund to incur leverage.

This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

This offering is being made on a best efforts basis, whereby the underwriter participating in the offering is only required to use its best efforts to sell our Shares and has no firm commitment or obligation to purchase any of our Shares. If we are not able to raise additional funds, the opportunity to make a broad range of investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Expense Risk

Your actual costs of investing in the Fund may be higher than the expenses shown in “Annual Fund Operating Expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. The Fund’s ELA mitigates this risk. However, there is no assurance that the Adviser will renew the ELA beyond its current term. The ELA will remain in effect through March 1, 2022, unless sooner terminated at the sole discretion of the Board, but in no case will the ELA be terminated prior to one year from the date of this Prospectus.

FEDERAL INCOME TAX RISKS:

We will be subject to Fund-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

●	The annual distribution requirement for a RIC will be satisfied if we distribute to our Shareholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to Fund-level income tax.

●	The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of shares or securities or similar sources.

●	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets and more than 10% of the outstanding voting securities of the issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If, for any taxable year, we do not qualify as a RIC for U.S. federal income tax purposes, we would be treated as a U.S. corporation subject to U.S. federal income tax at the Fund level, and possibly state and local income tax, and distributions to our Shareholders would not be deductible by us in computing our taxable income. As a result of these taxes, NAV per Share and amounts distributed to Shareholders may be substantially reduced. Also, in such event, our distributions, to the extent derived from our current or accumulated earnings and profits, would generally constitute ordinary dividends, which would generally be eligible for the dividends received deduction available to corporate Shareholders, and non-corporate Shareholders would generally be able to treat such distributions as “qualified dividend income” eligible for reduced rates of U.S. federal income taxation, provided in each case that certain holding period and other requirements are satisfied. In addition, in such an event, in order to re-qualify for taxation as a RIC, we might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would negatively impact our returns. In such event, our Board may determine to reorganize or close the Fund or materially change our investment objective and strategies. See “Material U.S. Federal Income Tax Considerations.”

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with pay-in-kind interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash, including as a result of any investments in PFICs or CFCs and the election we may make to have our investments taxed on a mark-to-market basis under Section 475(f) of the Code. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our Shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to Fund-level income tax. If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. See “Material U.S. Federal Income Tax Considerations-Taxation as a RIC.

RISKS RELATED TO OUR ADVISER AND ITS AFFILIATES:

Our Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.

Our Adviser and/or its partners and professionals (collectively, the “Adviser”) serve or may serve as officers, partners, members, employees, trustees, managers and advisers or principals of entities, including private funds managed by the Adviser, that operate in the same or a related line of business as we do. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our Shareholders. Our investment objective may overlap with the investment objectives of such investment companies, funds, accounts or other investment vehicles. For example, we rely on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which may be related or unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time and resources between us and other activities in which they are or may become involved. Our Adviser and its personnel will devote only as much of its or their time and resources to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

OTHER RISKS:

Portfolio Turnover

A change in the securities held by the Fund is known as “portfolio turnover.” If the Fund realizes capital gains when it sells investments, it generally must pay those gains to Shareholders, increasing its taxable distributions, including distributions of short-term capital gain, which are taxable as ordinary income to Shareholders. Increased portfolio turnover may also result in higher brokerage fees or other transaction costs, which can reduce the Fund’s performance. Portfolio turnover will not be a limiting factor should the Adviser deem it advisable to purchase or sell securities.

Temporary Defensive and Interim Investments

For temporary defensive purposes in times of adverse or unstable market, economic or political conditions, the Fund can invest up to 100% of its assets in investments that may be inconsistent with its principal investment strategies. Generally, the Fund would invest in money market instruments or in other short-term U.S. or non-U.S. government securities. The Fund might also hold these types of securities as interim investments pending the investment of proceeds from the sale of its Shares or the sale of its portfolio securities or to meet anticipated repurchases of its Shares. To the extent the Fund invests in these securities, it might not achieve its investment objective.

INVESTOR SUITABILITY

An investment in the Fund involves substantial risks and may not be suitable for all investors. You may lose money or your entire investment in us. An investment in us is suitable only for investors who can bear the risks associated with the limited liquidity of our Shares and should be viewed as a long-term investment. Before making an investment decision, prospective investors and their financial advisers should (i) consider the suitability of an investment in our Shares with respect to the investor’s investment objectives and personal situation, and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. We should be considered an illiquid investment. Investors will not be able to redeem Shares on a daily basis because we are a closed-end fund. Our Shares are not traded on an active market and there is currently no secondary market for our Shares, nor do we expect a secondary market for our Shares to exist in the future.

MANAGEMENT OF THE FUND

Board of Trustees

The Board oversees the conduct of the Fund’s affairs and the Adviser’s management of the Fund.

The Adviser

1WS serves as the investment adviser of the Fund. 1WS is a Delaware limited liability company that is registered as an investment adviser with the SEC under the Advisers Act. The Adviser is controlled by its managing member, OWS, which is registered with the SEC as an investment adviser. The Adviser’s principal office is located at 299 Park Avenue, 25th Floor, New York, New York 10171. As of January 31, 2021, OWS managed approximately $5.5 billion of assets. The Adviser has limited experience managing a registered closed-end investment company that operates as an interval fund. However, OWS, as well as the Fund’s portfolio manager, Mr. David Sherr, and other personnel of the Adviser have substantial experience in managing investments and investment funds, including funds which have investment programs similar to that of the Fund.

The Adviser serves as the Fund’s investment adviser pursuant to the terms of an investment advisory agreement entered into between the Fund and the Adviser (the “Advisory Agreement”), dated December 14, 2018. The Adviser is responsible for: (i) developing and implementing the Fund’s investment program, (ii) managing the Fund’s investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund. The Adviser will monitor the Fund’s compliance with applicable investment limitations, including those imposed by the 1940 Act. In consideration of the services provided by the Adviser, the Fund pays the Adviser the Management Fee. For the one-year period beginning on March 1, 2021, the Adviser has voluntarily agreed to reduce the Management Fee to 1.25% of the Fund’s daily gross assets. A discussion regarding the basis for the Board’s approval of the Advisory Agreement is available in the Fund’s annual report to shareholders for the period ended October 31, 2020.

The Adviser has agreed, pursuant to the ELA, to waive the fees payable to it under the Advisory Agreement or pay or otherwise bear operating and other expenses of the Fund, including, without limitation, organization and offering expenses (excluding brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest and commitment fees; short dividend expense; acquired fund fees; taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business) solely to the extent necessary to limit the Other Expenses, as allocated to each class, to 0.50% of the gross assets of each class of Shares of the Fund, less the Exclusions described above. The Adviser shall be permitted to recoup in later periods Fund expenses that the Adviser has paid or otherwise borne to the extent that the expenses for the Fund fall below the annual limitation rate in effect at the time of the actual waiver/reimbursement and to the extent that they do not cause the Fund to exceed the annual rate in effect at the time of the recoupment. Under the ELA, the Adviser is not permitted to recoup such expenses beyond three years from the date on which the Adviser reduced a fee or reimbursed an expense. The ELA will remain in effect through March 1, 2022, unless sooner terminated at the sole discretion of the Board, but in no case will the ELA be terminated prior to one year from the date of this Prospectus.

David Sherr – Mr. Sherr founded OWS, which commenced operations in 2008, and is responsible for overseeing all aspects of the firm’s day-to-day activities. Mr. Sherr has over 30 years of experience in the investing and origination businesses, fixed income markets, and managing global trading.

Prior to founding OWS, Mr. Sherr was a Managing Director and Global Head of Securitized Products at Lehman Brothers. In that capacity, Mr. Sherr had senior management responsibilities in Fixed Income, Principal Investing and Lending and Investment Banking. Mr. Sherr graduated with a B.S. in Finance from Babson College.

Additional Information Regarding Portfolio Manager

The Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of securities in the Fund. The Statement of Additional Information is available free of charge by calling (833) 834-4923 and on the Fund’s website at www.1wscapital.com. The information contained in, or that can be accessed through, the Fund’s website is not part of this prospectus or the Statement of Additional Information.

Control Persons

To the best knowledge of the Fund, the names and addresses of the record and beneficial holders of 5% or more of the outstanding shares of each class of the Fund and the percentage of the outstanding shares held by such holders as of January 31, 2021 are set forth below. Unless otherwise indicated below, the Fund has no knowledge as to whether all or any portion of the shares owned of record are also owned beneficially.

A control person is a person who beneficially owns more than 25% of the voting securities of a company. As of January 31, 2021, the name, address and percentage ownership of each entity or person that owned beneficially 25% or more of the outstanding shares of the Fund are as follows:

Control Person Name and Address	Percentage Owned As of January 31, 2021	Type of Ownership
CHARLES SCHWAB & CO INC SPECIAL CUSTODY 211 MAIN ST SAN FRANCISO, CA 94105-1905	86.66%	Beneficial

The Fund’s Service Providers

Custodian. The Bank of New York Mellon (the “Custodian) serves as the primary custodian of the Fund’s assets and the assets of the Fund’s wholly-owned subsidiaries (if any), and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. The principal business address of the Custodian is 240 Greenwich Street, New York, New York 10286.

Transfer Agent. DST Asset Manager Solutions, Inc. (the “Transfer Agent”) serves as the Fund’s transfer agent. The principal business address of the Transfer Agent is 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105.

Administration, Accounting, and Other Services. ALPS Fund Services, Inc. (the “Administrator”) serves as the Fund’s administrator and provides various administration, fund accounting, investor accounting and taxation services to the Fund (which are in addition to the services provided by the Adviser, as described above). In consideration of these services, the Fund pays the Administrator, on a monthly basis, the greater of an annual minimum fee or basis point fees above the minimum with such annual rate declining from 0.12% to 0.06% as the Fund’s net assets increase. The Fund will reimburse the Administrator for certain out-of-pocket expenses incurred on behalf of the Fund. The principal business address of the Administrator is 1290 Broadway, Suite 1000, Denver, Colorado 80203.

For the fiscal year ended October 31, 2020 and during the period from March 4, 2019 (commencement date of operations) through October 31, 2019, the Fund paid $368,070 and $145,847, respectively, in administration and fund accounting fees to the Administrator.

Independent Registered Public Accounting Firm. Deloitte & Touche LLP serves as the Fund’s Independent Registered Public Accounting Firm, and is registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board.

Legal Counsel. Kramer Levin Naftalis & Frankel LLP, located at 1177 Avenue of the Americas, New York, New York, 10036 acts as legal counsel to the Fund.

FUND EXPENSES

The Fund bears all expenses incurred in its business and operations, other than those borne by the Adviser or by the Distributor pursuant to their agreements with the Fund, including, but not limited to: all investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments or prospective potential investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, commitment fees, debit balances and margin fees, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expenses, dividends on securities sold but not yet purchased, investment-related travel and lodging expenses and research-related expenses, other due diligence expenses, expenses of consultants, investment bankers and other experts); the Management Fee; the Distribution and Shareholder Servicing Fees; any non-investment related interest expense; organizational and offering expenses; the cost of effecting sales and repurchases of Shares; fees and disbursements of any attorneys and accountants engaged by or for the Fund for any purpose; audit and tax preparation fees and expenses; taxes; administrative, transfer agent or sub-transfer agent expenses and fees; custody and escrow (if any) fees and expenses; insurance costs; fees and expenses associated with marketing efforts; federal and any state registration or notification fees; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; expenses related to the Fund’s compliance and reporting obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002, as amended; costs for obtaining valuation/pricing information or data from third party pricing or valuation services; membership fees for industry-related organizations; all costs and charges for equipment or services used in connection with the Fund’s website or communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs); research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data); any costs associated with the retention of a chief compliance officer for the Fund that is not employed by the Adviser and costs of any support services provided to the Fund’s chief compliance officer; the costs of preparing, filing, printing and mailing Shareholder and other reports and other communications, including quarterly repurchase offer correspondence or similar materials, to Shareholders; costs associated with the use of any proxy solicitation service for the Fund; direct costs such as printing, mailing, long distance telephone and staff costs; any extraordinary Fund expenses, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses, including as provided for in the Fund’s organizational documents; and such other expenses as may be approved from time to time by the Board. (See “Fees and Expenses.”)

HOW TO BUY SHARES

Purchase Terms; Minimum Investment; Eligibility

Shares of the Fund are offered on a continuous basis at the NAV per Share calculated each business day, plus in the case of Class A-1, A-2 and A-3 Shares (and if applicable), a sales load of up to 3.00% of the amount invested (as described below).

The minimum initial investment for Class A-1, A-2, A-3 and ADV Shares is $10,000 per account.

Intermediaries make available one or more classes of Shares to their clients.  You should inquire of your financial advisor if any of the classes offered in this prospectus are available to you for purchase (including Classes ADV and A-1, which have lower ongoing fees and expenses than Classes A-2 and A-3); your financial advisor is obligated to make your investment in the class of Shares for which you are eligible that is most suitable and anticipated to be least expensive over time, given your particular investment circumstances.  Certain Intermediaries may differentiate the availability of certain of these classes to clients, based on a number of factors, including the amount invested in the Fund and/or the amount of assets of the client held with the Intermediary.

Intermediaries may calculate their sales charges in different ways that may result in different amounts due from the investor (with respect to the classes to which sales loads are subject). In addition, Intermediaries are not required by the Fund or the Distributor to charge any sales load and instead may charge clients transaction fees or other transaction charges in such amounts as they may determine (which may be higher or lower than the stated amount of each class’s stated sales load). Transaction fees or other transaction charges will vary among Intermediaries and each Intermediary may vary its level of charges to each investor based on such investor’s total account size or on such other basis as determined by the Intermediary.

Class ADV Shares are generally available only (1) to endowments, foundations, pension funds and other institutional investors,(2) through fee-based programs, also known as wrap accounts, that provide access to Class ADV Shares, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class ADV Shares, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (6) to other categories of investors approved by the Fund, or (7) to our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, OWS or other affiliates and their immediate family members.

A purchase of Shares will be made at the NAV per Share, plus a sales load (if applicable), next determined following receipt of a purchase order in good order by the Fund, its authorized agent, its Distributor’s authorized agent, or authorized Intermediary or the Intermediary’s authorized designee if received at a time when the Fund is open to new investments. A purchase order is in “good order” when the Fund, its Distributor’s agent, an authorized Intermediary or, if applicable, an Intermediary’s authorized designee, receives all required information, including properly completed and signed documents, and the purchase order is approved by the Adviser. Once the Fund (or one of its authorized agents) accepts a purchase order, you may not cancel or revoke it. The Fund reserves the right to cancel any purchase order it receives if the Fund believes that it is in the best interest of the Fund’s Shareholders to do so.

Clients of investment advisory organizations may also be subject to investment advisory fees under their own arrangements with such organizations.

Some Intermediaries may impose different or additional eligibility requirements. The Adviser has the discretion to further modify or waive their eligibility requirements.

Plan of Distribution

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, Colorado 80203 (the “Distributor”), is the principal underwriter of Shares of the Fund. Shares may be purchased only through the Distributor or the Fund. The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of its contract with the Fund. The Distributor is not obligated to sell any specific amount of Shares of the Fund. The Distributor will also act as agent for the Fund in connection with repurchases of Shares. An affiliate of the Distributor is the Fund’s Administrator.

Shares of the Fund are continuously offered through the Distributor. The Fund has authorized one or more Intermediaries to receive orders on its behalf. Such Intermediaries are authorized to designate other Intermediaries to receive orders on the Fund’s behalf. Class A-1, A-2 and A-3 Shares of the Fund are subject to ongoing distribution and shareholder servicing fees that may be used to compensate Intermediaries for selling shares of the Fund, and providing, or arranging for the provision of, Shareholder Services (as defined in “Additional Financial Intermediary Compensation and Shareholder Servicing Fees”), and ongoing distribution and/or marketing services to the Fund (the “Distribution Fees”). Class ADV Shares of the fund are not subject to Distribution Fees, but are subject to shareholder servicing fees that may be used to compensate Intermediaries for Shareholder Services (the “Shareholder Servicing Fees”). The Distribution Fees and Shareholder Servicing Fees, as applicable, are accrued daily and paid monthly in an amount not to exceed, in the aggregate, (i) for Class A-1 Shares, 0.50% (on an annualized basis) of the net asset value of Class A-1 Shares of the Fund, (ii) for Class A-2 Shares, 0.75% (on an annualized basis) of the net asset value of Class A-2 Shares of the Fund, (iii) for Class A-3 Shares, 1.00% (on an annualized basis) of the net asset value of Class A-3 Shares of the Fund, and (iv) for Class ADV Shares (Shareholder Servicing Fees only), 0.25% (on an annualized basis) of the net asset value of Class ADV Shares of the Fund. For each class of shares of the Fund, under no circumstances shall Shareholder Servicing Fees exceed 0.25% of the net asset value of such class. The Distribution Fees and Shareholder Servicing Fees will be accrued daily as an expense of the Fund.

Intermediaries are entitled to charge a sales load to each investor on the purchase price of its Class A-1, A-2 and A-3 Shares of up to 3.00% (in each case, the purchase price of Fund shares, which are offered daily, is their net asset value, calculated as described in the section entitled “Determination of Net Asset Value”). The specific amount of the sales load paid is not fixed and will be determined by the investor and its Intermediary. The sales load is expected to be waived for the Adviser and its affiliates, including its personnel and members of their immediate families. The sales load will neither constitute an investment made by the investor nor form part of the assets of the Fund. The Intermediaries’ receipt of the sales load is subject to the applicable limitations imposed by FINRA rules and regulations. The specific amount of the sales load is not fixed and will be determined by the investor and its Intermediary.

The Fund will be deemed to have received an order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. The Shares are offered at NAV per Share calculated each business day, plus a sales load (if applicable).

The Fund and the Distributor have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.

Investors may be charged additional fees/charges when effecting transactions through an Intermediary.

No market currently exists for the Fund’s Shares. The Fund does not currently intend to list its Shares for trading on any securities exchange, and does not anticipate that a secondary market will develop for its Shares. Neither the Adviser nor the Distributor intends to make a market in the Fund’s Shares.

The Distributor is not obligated to buy any of the Shares and does not intend to make a market in the Shares. To the extent consistent with applicable law, the Fund has agreed to indemnify the Distributor and certain of its affiliates against certain liabilities under the Securities Act of 1933, as amended.

The Fund intends to use the net proceeds of this offering to make investments pursuant to its investment objectives and strategies as described in this prospectus.

The Fund reserves the right to refuse any request to purchase Shares.

Additional Financial Intermediary Compensation and Shareholder Servicing Fees

The Adviser or its affiliates, in the Adviser’s sole discretion and from their own resources, may pay additional compensation to Intermediaries in connection with the sale and distribution of Fund Shares, or for the servicing of Fund investors. The additional compensation is not generally expected to exceed 0.25% (on an annual basis) of the gross assets of the Fund attributable to customers of such Intermediaries. The Adviser also benefits when the payment of additional compensation results in increased assets under management and a corresponding increase in its management fees.

In addition, the Fund has certain arrangements in place to compensate Intermediaries that hold Fund shares through networked, omnibus and other accounts, for services that they provide to Fund shareholders or for arranging the provision of such services. Such services and related fees may vary by Intermediary and according to distribution channel and may include sub-accounting, sub-transfer agency, participant recordkeeping, shareholder or participant reporting, shareholder or participant transaction processing, maintenance of shareholder records, preparation of account statements and provision of customer service/handling of account inquiries, and are not intended to include services that are primarily intended to result in the sale of Fund shares (“Shareholder Services”).

Class A-1, A-2, A-3 and ADV Shares of the Fund are subject to ongoing shareholder servicing fees (subject to the combined limits on Distribution and Shareholder Servicing Fees set forth under “Plan of Distribution” above for such Class) that may be used to compensate Intermediaries for Shareholder Services. These fees are accrued daily and paid monthly.

Other Policies

No Certificates. The issuance of Shares is recorded electronically on the books of the Fund. You will receive a confirmation of, or account statement reflecting, each new transaction in your account, which will also show the total number of Shares of the Fund you own. You can rely on these statements in lieu of certificates. The Fund does not issue certificates representing Shares of the Fund.

Customer Identification Program

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. As a result, the Fund must obtain the following information for each person that opens a new account:

●	Name;

●	Date of birth (for individuals);

●	Residential or business street address (although post office boxes are still permitted for mailing); and

●	Social Security number, taxpayer identification number, or other identifying number.

You may also be asked for a copy of your driver’s license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities.

Federal law prohibits the Fund and other financial institutions from opening a new account on behalf of a natural person unless they receive the minimum identifying information listed above. After an account is opened, the Fund may restrict your ability to purchase additional Shares until your identity is verified. The Fund may close your account or take other appropriate action if it is unable to verify your identity within a reasonable time. The Fund and its agents will not be responsible for any loss in an investor’s account resulting from the investor’s delay in providing all required identifying information or from closing an account and redeeming an investor’s Shares when an investor’s identity is not verified.

In addition, the Fund may be required to “freeze” your account if there appears to be suspicious activity or if account information matches information on a government list of known terrorists or other suspicious persons.

eDelivery

eDelivery allows you to receive your quarterly account statements, transaction confirmations and other important information concerning your investment in the Fund online. Select this option on your account application to receive email notifications when quarterly statements and confirmations are available for you to view via secure online access. You will also receive emails whenever a new prospectus, semi-annual or annual fund report is available. To establish eDelivery, call (833) 834-4923.

PERIODIC REPURCHASE OFFERS

The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. Except as permitted by the Fund’s interval structure, no Shareholder will have the right to require the Fund to repurchase its Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at NAV quarterly. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV subject to approval of the Board. The schedule requires the Fund to make repurchase offers every three months.

Repurchase Dates

The Fund will make quarterly repurchase offers in the months of March, June, September and December. As discussed below, the date on which the repurchase price for Shares is determined will be generally on or about the 15th day of the following month, but shall occur no later than the 14th day after the Repurchase Request Deadline (defined below) (or the next business day, if the 14th day is not a business day).

Repurchase Request Deadline

The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer typically falls within seven days before the Repurchase Pricing Date (defined below).

When a repurchase offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each Shareholder setting forth, among other things:

●	The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

●	The date on which a shareholder’s repurchase request is due (the “Repurchase Deadline”). The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”). See “Repurchase Dates” above.

●	The date by which the Fund will pay to shareholders the proceeds from their Shares accepted for repurchase.

●	The NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.

●	The procedures by which shareholders may tender their Shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

●	The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares

The Repurchase Pricing Date will be generally on or about the 15th day of the month that follows the repurchase offer, but shall occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one and three business days after the repurchase pricing date and will distribute such payment up to seven (7) calendar days after such date. The Fund’s NAV per Share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and repurchase pricing date. The method by which the Fund calculates NAV is discussed below under “Determination of Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV by calling the Fund’s transfer agent at (833) 834-4923.

The Fund does not currently charge a repurchase fee.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.

The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under Subchapter M of the Code; (2) for any period during which the New York Stock Exchange (“NYSE”) or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis. The Fund does not currently expect to offer to repurchase additional Shares in the event a repurchase offer is oversubscribed.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the repurchase pricing date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing may negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks— Our repurchase policy may subject us to additional risks” above. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Material U.S. Federal Income Tax Considerations – Taxation of U.S. Shareholders”.

DETERMINATION OF NET ASSET VALUE

Shares of each class of the Fund are offered at NAV, plus a sales load (if applicable). NAV per Share is determined on each business day. The NAV per Share for each class is calculated by subtracting liabilities attributable to the class (including accrued expenses and indebtedness) from total assets attributable to the class (the value of the investments plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of Shares of the class outstanding.

Investments for which market quotes are readily available are valued at market value. We may utilize quotations or analyses provided by third-party pricing sources/services. If market quotes are not readily available (as may be the case of many of the Fund’s investments), securities are valued at fair value as determined by the Board’s Valuation Committee (which is comprised of the Chair of the Board as well as personnel of the Adviser). In addition, if the Adviser believes that a market quote is not reflective of fair value, the Adviser may fair value the security pursuant to methodologies approved by the Valuation Committee.

Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC 820”), issued by the Financial Accounting Standards Board defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value. The three-level hierarchy for fair value measurement is defined as follows: Level 1, inputs are quoted market prices available in active markets; Level 2, inputs are observable either directly or indirectly, such as quoted prices for similar investments in active markets and quoted prices for identical investments where there is little or no activity in the market; and Level 3, inputs are unobservable and reflects the Adviser’s best estimate of what market participants would use in pricing the investment. This method includes situations where there may be little, if any market activity. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Adviser’s or Board’s assessment of the significance of a particular input to the fair value measurement in its entirety requires subjective judgement and considers factors specific to the investment.

Methodologies for fair valuing Fund investments are determined by the Board’s Valuation Committee. The Board and its Valuation Committee have delegated the day to day responsibility for determining fair values in accordance with the policies it has approved to the Adviser.

Inputs that are used in determining the value of an investment may include price information, quotations received from market makers, brokers, dealers, and/or counterparties (when available and considered reliable), credit data, volatility statistics, and other factors. Inputs, including price information, may be provided by independent pricing services or derived from market data. In addition, inputs can be either observable or unobservable.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. The Valuation Committee expects to use prices and other inputs that are current as of the measurement date, including during periods of market dislocations. In periods of market dislocation, the availability of prices and other inputs may be reduced for certain investments. This condition could cause an instrument to be reclassified to or from the various levels within the fair value hierarchy.

Generally, the Fund expects to be able to obtain pricing and other inputs from third-party sources on many of its investments. However, in certain circumstances where such inputs are difficult or impractical to obtain or such inputs are deemed unreliable, we may fair value certain investments using internal valuation models.

The following factors may be pertinent in determining fair value: security covenants, call protection provisions and information rights; cash flows, the nature and realizable value of any collateral; the portfolio company’s ability to make payments; the principal markets and financial environment in which the portfolio company operates; publicly available financial ratios of peer companies; changes in interest rates for similar debt instruments; and enterprise values, among other relevant factors.

Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Due to the inherent uncertainty of determining the fair value of investments that do not have readily available market quotations, the fair value of these investments may differ significantly from the values that would have been used had such market quotations existed for such investments, and any such differences could be material. Accordingly, under current accounting standards, the notes to the Fund’s financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on the Fund’s financial statements.

DISTRIBUTIONS

The Fund’s present policy, which may be changed from time to time by the Fund’s Board of Trustees, is to declare and pay dividends/distributions of substantially all net investment income quarterly, but in no event, less than annually. The Fund also intends to distribute substantially all net realized capital gains at least annually. Unless you elect to receive your distributions in cash, your ordinary income and capital gain distributions will be reinvested in additional Shares of the same share class of the Fund at the NAV calculated as of the payment date. The Fund will pay distributions on a per-share basis. As a result, on the ex-dividend date of such a payment, the NAV of the Fund will be reduced by the amount of the payment.

DIVIDEND REINVESTMENT PLAN

Dividends and capital gains distributions are automatically reinvested, unless otherwise elected. You may notify the Transfer Agent in writing to:

●	Choose to receive dividends or distributions (or both) in cash; or

●	Change the way you currently receive distributions.

The number of Shares that will be distributed in lieu of cash is determined by dividing the dollar amount of the distribution to be reinvested by the NAV as of the close of business on the day of the distribution.

Reinvested dividends increase the Fund’s total gross assets on which a management fee is payable to Fund’s Adviser. Your taxable income is the same regardless of which option you choose. For further information about dividend reinvestment, contact the Transfer Agent by telephone at (833) 834-4923.

DESCRIPTION OF SHARES

The Fund is an unincorporated statutory trust organized under the laws of Delaware. The Fund is authorized to issue an unlimited number of shares of beneficial interest, $0.001 par value (“Shares”). The Board is authorized to increase or decrease the number of Shares issued. Each Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable. The Trustees have the power to pay expenses of the Fund prior to paying dividends or distributions to Shareholders.

All Shares are equal as to assets and voting privileges and have no conversion, preemptive or other subscription rights. The Fund will send annual and semi-annual reports, including financial statements, to all holders of its Shares. Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form.

Shares of closed-end investment companies frequently trade on an exchange at prices lower than net asset value. Shares of the Fund are not traded on any exchange and the Fund does not expect that any secondary market will develop for the Shares, except that brokers or dealers that have entered into selling agreements with the Distributor (i.e., Intermediaries) may make a market in the Shares among their customers that meet the eligibility and investment requirements discussed above. Prices received or paid for the Shares in such transactions will not be available to the public, thus, the Fund and Shareholders will not be able to inform themselves if such transactions were effected at a premium or a discount to net asset value. The Fund cannot offer any assurance that any broker or dealer will make a market in the Shares or that transactions in any such market will be effected at a price equal to or higher than net asset value.

Certain Provisions in the Declaration of Trust

To convert the Fund to an open-end investment company, the Fund’s declaration of trust (the “Declaration of Trust”) requires the favorable vote of a majority of the Trustees then in office followed by the favorable vote of the holders of not less than 75% of the outstanding Shares, unless such amendment has been approved by at least 75% of the Trustees, in which case approval by a vote of “a majority of the outstanding voting securities” (as defined in the 1940 Act) would be required. The foregoing vote would satisfy a separate requirement in the 1940 Act that any conversion of the Fund to an open-end investment company be approved by the Shareholders. The Board believes, however, that the closed-end structure is desirable in light of the Fund’s investment objective and policies. Therefore, investors should assume that it is not likely that the Board would vote to convert the Fund to an open-end fund.

The Board has determined that provisions with respect to the Board and the Shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of Shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Reports to Shareholders

The Fund is required to file periodic reports and other information with the SEC. This information is available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at (202) 551-8090. This information also is available free of charge by contacting us by telephone at (833) 834-4923. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, periodic reports and other information (“documents”) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to us and to an investment in our Shares. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including Shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold our Shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service regarding any tax considerations applicable to us or an investment in our Shares. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. Shareholder” generally is a beneficial owner of our Shares who is for U.S. federal income tax purposes:

●	A citizen or individual resident of the United States;

●	A corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

●	A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

●	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. Shareholder” generally is a beneficial owner of our Shares that is not a U.S. Shareholder or a partnership.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding our Shares should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of our Shares.

Tax matters are very complicated and the tax consequences to an investor of an investment in our Shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected and intend to qualify to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay Fund-level federal income taxes on any income that we distribute to our Shareholders. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our Shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a RIC

If we:

●	qualify as a RIC; and

●	satisfy the Annual Distribution Requirement,

then we will not be subject to U.S. federal income tax on the portion of our income we distribute (or are deemed to distribute) to Shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our Shareholders. We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax (the “Excise Tax Avoidance Requirement”).

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

●	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities (the “90% Income Test”);

●	diversify our holdings so that at the end of each quarter of the taxable year;

●	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

●	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships” (the “Diversification Tests.”)

No statutory, judicial or administrative authority directly addresses how all of the Fund’s investments should be treated for tax purposes. As a result, the tax treatment of certain of the Fund’s investments may be uncertain. The tax treatment of the Fund’s investments could be affected by changes in tax laws or regulations, or interpretations thereof, or by judicial authority that could adversely affect its ability to qualify as a RIC.

If, for any taxable year, the Fund did not qualify as a RIC for U.S. federal income tax purposes, it would be treated as a U.S. corporation subject to U.S. federal income tax, and possibly state and local income tax, and distributions to its Shareholders would not be deductible by the Fund in computing its taxable income. In such event, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would generally constitute ordinary dividends, which would generally be eligible for the dividends received deduction available to corporate Shareholders, and non-corporate Shareholders would generally be able to treat such distributions as “qualified dividend income” eligible for reduced rates of U.S. federal income taxation, provided in each case that certain holding period and other requirements are satisfied.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with pay-in-kind interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash, including as a result of any investments in PFICs or CFCs. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

We may, after consultation with our tax advisers, make an election under Section 475(f) of the Code to have the mark-to-market rules of Section 475 of the Code apply to our investments. There is very little authority regarding whether or not we would be eligible to make a Section 475(f) election, which requires that we be a “trader” in securities for that purpose. If we make a valid Section 475(f) election, we will recognize any gain or loss on the investments we hold at the end of each taxable year as if we sold such investments for their fair market value on the last business day of the taxable year. Any such gain or loss will be treated as ordinary income or loss. The Section 475(f) election may alter the timing and character of our distributions to Shareholders, and may result in the imposition of withholding tax on certain distributions to non-U.S. shareholder. If the Section 475(f) election made were to be successfully challenged, we may have not made sufficient distributions to satisfy the Annual Distribution Requirement. In such an instance, we may need to apply for the benefits of certain relief provisions, if available, but if not available, we may fail to qualify as a RIC with the consequences of such failure as described above.

As a result of a valid Section 475(f) election, the accrual of any original issue discount or other amounts required to be included in our investment company taxable income, we may be required to make a distribution to our Shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to Fund-level income tax.

We are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our Shareholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by “U.S. shareholders”. A “U.S. shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation. Our wholly-owned subsidiary in the Cayman Islands is treated as a CFC of which we are a U.S. shareholder.

If we are treated as receiving a deemed distribution from a CFC, we will be required to include such distribution in our investment company taxable income (as ordinary income) regardless of whether we receive any actual distributions from such CFC, and we may need to distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of Cayman Island Subsidiaries

We invest a portion of our assets in a wholly-owned subsidiary formed under the laws of the Cayman Islands, which will generally be classified as a corporation for U.S. federal income tax purposes. A foreign corporation, such as such a subsidiary, will generally not be subject to U.S. federal income taxation unless it is deemed to be engaged in a U.S. trade or business. It is expected that any subsidiary will conduct its activities in a manner so as to meet the requirements of a safe harbor under Section 864(b)(2) of the Code (the “Safe Harbor”) pursuant to which the subsidiary, provided it is not a dealer in stocks, securities or commodities, may engage in the following activities without being deemed to be engaged in a U.S. trade or business: (1) trading in stocks or securities (including contracts or options to buy or sell securities) for its own account; and (2) trading, for its own account, in commodities that are “of a kind customarily dealt in on an organized commodity exchange” if the transaction is of a kind customarily consummated at such place. Thus, a subsidiary’s securities and commodities trading activities should not constitute a U.S. trade or business. However, if certain of a subsidiary’s activities were determined not to be of the type described in the Safe Harbor or if a subsidiary’s gains are attributable to investments in securities that constitute U.S. real property interests (which is not expected), then the activities of the subsidiary may constitute a U.S. trade or business, or be taxed as such.

In general, a foreign corporation that does not conduct a U.S. trade or business is nonetheless subject to tax at a flat rate of 30 percent on the gross amount of certain U.S.-source income that is not effectively connected with a U.S. trade or business (or lower tax treaty rate), generally payable through withholding. There is presently no tax treaty in force between the U.S. and the Cayman Islands that would reduce this rate of withholding tax. Income subject to such a flat tax includes dividends and certain interest income. The 30 percent tax does not apply to U.S.-source capital gains (whether long-term or short-term) or to interest paid to a foreign corporation on its deposits with U.S. banks. The 30 percent tax also does not apply to interest which qualifies as “portfolio interest.” The term “portfolio interest” generally includes interest (including original issue discount) on an obligation in registered form which has been issued after July 18, 1984 and with respect to which the person, who would otherwise be required to deduct and withhold the 30 percent tax, received the required statement that the beneficial owner of the obligation is not a U.S. person within the meaning of the Code. Under certain circumstances, interest on bearer obligations may also be considered portfolio interest.

Taxation of U.S. Shareholders

Distributions by us generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions paid by us to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a preferential tax rate. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the reduced rates applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains in the case of individuals, trusts or estates, regardless of the U.S. Shareholder’s holding period for his, her or its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of our earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such Shareholder’s Shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. Shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. Shareholder, and the U.S. Shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by U.S. Shareholders taxed at individual rates on long-term capital gains, the amount of tax that individual U.S. Shareholders will be treated as having paid will exceed the tax they owe on the deemed capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. Shareholder’s cost basis for his, her or its Shares. In order to utilize the deemed distribution approach, we must provide written notice to our Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

We do not expect that special Share distributions that we pay ratably to all Shareholders from time to time, if any, will be taxable. However, in the future, we may distribute taxable dividends that are payable in cash or Shares at the election of each Shareholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in Shares at the election of Shareholders are treated as taxable dividends whether a Shareholder elects to receive cash or Shares. The IRS has issued private rulings indicating that this rule will apply even where the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. The IRS has also issued guidance under which if we are a publicly offered RIC, such distributions will be treated as taxable dividends in cases where the total amount of cash that may be distributed is not less than 20% of the total distribution. Under these rulings and guidance, if too many Shareholders elect to receive their distributions in cash, each such Shareholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in Shares. If we decide to make any distributions consistent with these rulings or guidance that are payable in part in our Shares, taxable Shareholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, Shares, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Shareholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. Shareholder sells the Shares it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our Shares at the time of the sale.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. Shareholders on December 31 of the year in which the dividend was declared.

If a Shareholder purchases our Shares shortly before the record date of a distribution, the price of the Shares will include the value of the distribution and the Shareholder will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A Shareholder generally will recognize taxable gain or loss if the Shareholder sells or otherwise disposes of his, her or its Shares (other than a repurchase as described below). The amount of gain or loss will be measured by the difference between such Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the Shareholder has held his, her or its Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of our Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of our Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

The repurchase of Shares generally will be a taxable transaction, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of Shares generally will be treated as a sale or exchange if the receipt of cash by the Shareholder results in a complete redemption of the Shareholder’s interest in the Fund or is substantially disproportionate or not essentially equivalent to a dividend with respect to the Shareholder. In determining whether any of these tests have been met, Shares actually owned and Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a Shareholder will generally recognize a gain or loss on a repurchase equal to the difference between the amount of cash received by the Shareholder and the adjusted tax basis of the Shares repurchased. If such Shares are held as a capital asset, the gain or loss will be a capital gain or loss.

If none of the tests for sale or exchange treatment is met, the amount received by a Shareholder on a repurchase of Shares will be taxable to the Shareholder as a dividend to the extent of such Shareholder’s allocable share of the Fund’s current and accumulated earnings and profits. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted tax basis in the Shares repurchased), and any amount in excess of the Shareholder’s adjusted tax basis would constitute taxable gain. Any remaining tax basis in the Shares repurchased will be transferred to any remaining Shares held by such Shareholder. In addition, if the Fund were treated as a nonpublicly offered RIC, then if a repurchase of shares is treated as a dividend to a tendering Shareholder, a constructive dividend may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such repurchase.

If we are not a publicly offered RIC for any period, a non-corporate Shareholder’s pro rata portion of our affected expenses, including our management and incentive fees, will be treated as an additional dividend to the Shareholder and will be deductible by such Shareholder only to the extent permitted under the limitations described below. For non-corporate Shareholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a nonpublicly offered RIC, including management and incentive fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are not deductible in taxable years beginning before 2026. For taxable years beginning after December 31, 2025, these expenses are deductible only to the extent they exceed 2% of such Shareholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. A “publicly offered” RIC is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. While we anticipate that we will constitute a publicly offered RIC for our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

In general, individual U.S. Shareholders currently are subject to a preferential tax rate on their net capital gain, or the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including long-term capital gain derived from an investment in our Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at ordinary income tax rates.

Certain U.S. Shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% tax on all or a portion of their “net investment income,” which includes dividends received from us and capital gains from the sale or other disposition of our Shares.

We will make available to each of our U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain on Form 1099-DIV. In addition, the amount and the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

Payments of dividends, including deemed payments of constructive dividends, or the proceeds of the sale or other taxable disposition of our Shares generally are subject to information reporting unless the U.S. Shareholder is an exempt recipient. Such payments may also be subject to U.S. federal backup withholding at the applicable rate if the recipient of such payment fails to supply a taxpayer identification number and otherwise comply with the rules for establishing an exemption from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that certain required information is provided timely to the IRS.

Taxation of non-U.S. Shareholders

Whether an investment in our Shares is appropriate for a non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in our Shares by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisers before investing in our Shares.

Distributions of our investment company taxable income to non-U.S. Shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to non-U.S. Shareholders directly) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. Shareholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

For distributions made to non-U.S. Shareholders, no withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly reported to our Shareholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be given as to whether any significant portion of our distributions would be designated as eligible for this exemption from withholding.

Actual or deemed distributions of our net capital gains to a non-U.S. Shareholder, and gains realized by a non-U.S. Shareholder upon the sale of our Shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. Shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. Shareholder in the United States, or (ii) such non-U.S. Shareholder is an individual present in the United States for 183 days or more during the year of the distribution or gain.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate non-U.S. Shareholder, distributions (both actual and deemed) and gains realized upon the sale of our Shares that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in our Shares may not be appropriate for a non-U.S. Shareholder.

A non-U.S. Shareholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. Shareholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. Shareholder or otherwise establishes an exemption from backup withholding.

In addition, withholding at a rate of 30% will be required on dividends on Shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which our Shares are held will affect the determination of whether such withholding is required. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Similarly, dividends on our Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS. Under proposed regulations on which taxpayers may rely until the issuance of final regulations, withholding on the gross proceeds from the sale of Shares, having taken effect beginning January 1, 2019, has been eliminated. We will not pay any additional amounts to Shareholders in respect of any amounts withheld. Non-U.S. Shareholders are encouraged to consult their tax advisors regarding the possible implications of these requirements on their investment in our Shares.

A non-U.S. Shareholder generally will be required to comply with certain certification procedures to establish that such holder is not a U.S. person in order to avoid backup withholding with respect to payments of dividends, including deemed payments of constructive dividends, or the proceeds of a disposition of Shares. In addition, we are required to annually report to the IRS and each non-U.S. Shareholder the amount of any dividends or constructive dividends treated as paid to such non-U.S. Shareholder, regardless of whether any tax was actually withheld. Copies of the information returns reporting such dividend or constructive dividend payments and the amount withheld may also be made available to the tax authorities in the country in which a non-U.S. Shareholder resides under the provisions of an applicable income tax treaty. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a non-U.S. Shareholder’s U.S. federal income tax liability, if any, provided that certain required information is provided timely to the IRS.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our Shares.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

THIRD PARTY BENEFICIARIES

The Fund enters into contractual arrangements (“Contracts”) with various parties, including, among others, the Adviser, the Distributor, the Transfer Agent and the Fund’s custodian. The Fund’s Contracts are solely among the parties thereto. Shareholders are not parties to, or intended to be third-party beneficiaries of, any Contracts. Further, this prospectus, the Statement of Additional Information and any Contracts are not intended to give rise to any agreement, duty, special relationship or other obligation between the Fund and any investor, or give rise to any contractual, tort or other rights in any individual Shareholder, group of Shareholders or other person, including any right to assert a fiduciary or other duty, enforce the Contracts against the parties or to seek any remedy thereunder, either directly or on behalf of the Fund. Nothing in the previous sentence should be read to suggest any waiver of any rights under federal or state securities laws.

CONFLICTS OF INTEREST

The Adviser (which includes its managing member, OWS, as applicable) and the Fund have adopted compliance policies and procedures that are designed to avoid, mitigate, monitor and oversee areas that could present potential conflicts of interest. The Adviser attempts to address these potential conflicts of interest through various compliance policies. For example, the Adviser has adopted investment allocation procedures that are designed to facilitate the fair allocation of limited investment opportunities among multiple clients and/or affiliates (collectively referred to as “clients”). Allocations are reviewed on a periodic basis as part of the Adviser’s trade oversight procedures in an attempt to ensure fairness over time across clients and to monitor whether any client is systematically favored over time in contravention of the Adviser’s trade allocation policy. There is no guarantee, however, that the policies and procedures adopted by the Adviser and the Fund will be able to detect and/or prevent every situation in which an actual or potential conflict may appear.

These potential conflicts include:

Allocation of Limited Time and Attention. A portfolio manager who is responsible for managing multiple client accounts may devote unequal time and attention to the management of those accounts. As a result, the portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of the accounts as might be the case if he were to devote substantially more attention to the management of a single account. The effects of this potential conflict may be more pronounced where accounts overseen by a particular portfolio manager have different investment strategies.

Allocation of Opportunities. The Adviser will seek to allocate orders and investment opportunities among clients in a manner that it believes is equitable and in the best interests of all of its clients. Although such allocations may be pro rata among participating clients, they will not necessarily be so, where the Adviser’s allocation policies (e.g., taking into account differing objectives or other considerations) dictate a different result. There can be no assurance that a particular order or investment opportunity will be allocated in a particular manner. In any case, the Adviser seeks to allocate investment opportunities in a way that is fair and equitable among all clients.

As a general matter, the Adviser allocates securities among the clients in each strategy on a pro rata basis. When an investment is appropriate for multiple clients, the Adviser typically will allocate the investment among all of the pertinent clients pursuant to the following criteria: (1) the appropriateness of the investment for each client strategy; (2) amount of available securities; (3) available liquidity in each client account; (4) diversity of each client account; (5) tax considerations relating to the type of investment; (6) risk equity limits for each client account; and (7) other relevant factors. Accordingly, the allocation among clients will change over time based on the above criteria. Further, the Adviser may allocate investments to avoid creating odd lots of securities so long as the allocation is equitable among clients.

With respect to allocations of limited investment opportunities, such as privately placed securities and initial public offerings of securities, the Adviser will determine which clients are eligible to participate in those opportunities. Limited investment opportunities will generally be allocated among all eligible clients in proportion to their target allocations in accordance with the procedures set forth above. Clients without sufficient available capital will not participate.

The above considerations may result in allocations among the Fund and one or more of the affiliated accounts on other than a pro rata basis. Orders may be combined for all such accounts, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis which the Adviser considers equitable.

In certain circumstances, negotiated co-investments by the Fund and other funds managed by the Adviser may be made only pursuant to an order from the SEC permitting the Fund to do so. The Adviser has received an exemptive order from the SEC (the “Order”) granting funds managed by the Adviser or certain affiliates, the ability to fully negotiate terms of co-investment transactions with other funds managed by the Adviser or certain affiliates, subject to the conditions included therein. In certain situations, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which client will proceed with the investment. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds/accounts over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Fund will be unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

Conflicts of Interest Among Accounts. At times, the Adviser and/or its affiliates may determine that an investment opportunity may be appropriate for only some clients (including the Fund), or may decide that certain clients should take differing positions with respect to a particular security even though they share investment objectives. In these cases, the portfolio manager may place separate transactions for one or more clients, which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other clients. Similarly, the Adviser or its affiliates may take positions that are different from those taken by one or more clients. The Fund, for example, may make an investment at the same time that one or more affiliated accounts is disposing of the same or a similar investment. Conflicts may also arise in cases when clients invest in different parts of an issuer’s capital structure, including circumstances in which one or more clients own private securities or obligations of an issuer and other clients may own public securities of the same issuer. Actions by investors in one part of the capital structure could disadvantage investors in another part of the capital structure. In addition, purchases or sales of the same investment may be made for two or more clients on the same date. There can be no assurance that a client will not receive less (or more) of a certain investment than it would otherwise receive if this conflict of interest among clients did not exist. In effecting transactions, it may not be possible, or consistent with the investment objectives of clients, to purchase or sell securities at the same time or at the same prices.

Related Business Opportunities. The Adviser or its affiliates may provide more services (such as recordkeeping) for some types of clients than for others. In such cases, a portfolio manager may benefit, either directly or indirectly, by devoting disproportionate attention to the management of clients that provide greater overall returns to the Adviser and its affiliates.

Variation in Compensation. A conflict of interest may arise where the financial or other benefits available to a portfolio manager differ among the accounts that he manages. If the structure of the Adviser’s management fee and/or a portfolio manager’s compensation differs among clients (such as where certain clients pay higher management fees), a portfolio manager might be motivated to help certain clients over others. A portfolio manager might be motivated to favor accounts in which he has an interest or in which the Adviser and/or its affiliates have interests. Similarly, the desire to maintain or raise assets under management or to enhance a portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence a portfolio manager to lend preferential treatment to those accounts that could most significantly benefit a portfolio manager.

Investments by Adviser or Related Entities. The Adviser or a related entity may make investments in Credit Investments for its own accounts.

ADDITIONAL INFORMATION

The Fund’s fiscal year ends on each October 31. The Fund’s tax year for federal income tax purposes ends on each October 31.

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares offered by this prospectus. Another class of Shares of the Fund, Class I, is offered using a separate prospectus. The registration statement contains additional information about us and our shares being offered by this prospectus, including a SAI. The SAI, as it may be amended from time to time, is incorporated by reference herein to this prospectus.

We are required to file with or submit to the SEC annual, semi-annual and quarterly reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. This information will also be available free of charge by contacting us by telephone at (833) 834-4923.

THE FUND’S PRIVACY POLICY

Your privacy is very important to us. This Privacy Policy sets forth the policies of the Adviser with respect to non-public personal information of its investors, prospective investors and former investors. These policies apply to all investors and may be changed at any time, provided a notice of such change is given to you.

To the extent you provide us with personal information, such as your address, social security number, assets and/or income information: (i) in a subscription agreement and related documents; (ii) in correspondence and conversations with the Fund’s representatives; and (iii) through transactions in the Funds, please be advised that:

We do not disclose any of this personal information about our investors, prospective investors or former investors to anyone, other than to our affiliates, such as our attorneys, auditors, brokers, regulators and certain service providers, in such case, only as necessary to facilitate the acceptance of your investment, management and distribution of the Fund and in accordance with applicable laws. Thus, it may be necessary, under anti-money laundering and similar laws, to disclose information about the Fund’s investors in order to accept subscriptions from them. We will also release information about you if you direct us to do so, if compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.

We may also disclose information you provide to us to our Adviser’s affiliates, and to others that perform marketing services on our behalf or on behalf of the Adviser or its affiliates. If such a disclosure is made, the Fund will require such third parties to treat your private information with confidentiality.

We seek to carefully safeguard your private information and, to that end, restrict access to non-public personal information about you to those employees and other persons who need to know the information to enable the Fund to provide services to you. We maintain physical, electronic and procedural safeguards to protect your non-public personal information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

ADDITIONAL INVESTMENT INFORMATION AND RESTRICTIONS	SAI-1
TRUSTEES AND OFFICERS	SAI-8
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	SAI-13
INVESTMENT ADVISORY AND OTHER SERVICES	SAI-13
PORTFOLIO TRANSACTIONS AND BROKERAGE	SAI-18
TAX STATUS	SAI-19
OTHER INFORMATION	SAI-31
FINANCIAL STATEMENTS	SAI-31
APPENDIX A	SAI-32

a

1WS Credit Income Fund Shares of Beneficial Interest Class I Shares PROSPECTUS DATED FEBRUARY 26, 2021

The Fund. 1WS Credit Income Fund (“we,” “us,” or the “Fund”) is organized as a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (“Shares”). We have elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, conducts quarterly repurchase offers and currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at net asset value (“NAV”) per quarter. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. See “Periodic Repurchase Offers” below.

Investment Objective. Our investment objective is to seek attractive risk-adjusted total returns through generating income and capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in a wide array of predominantly structured credit and securitized debt instruments. There can be no assurance that our investment objective will be achieved.

Investment Strategies and Policies. Under normal investment conditions, the Fund invests at least 80% of its assets (including borrowings for investment purposes) in debt obligations.

The securities/instruments acquired by the Fund may include all types of debt and other obligations (“Credit Investments”), and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, interest payments and maturity, and may consist of the following: (i) residential and commercial mortgage-backed securities (“MBS”), as well as real estate loans or pools of such loans; (ii) asset-backed securities (“ABS”), or other instruments secured by financial, physical, and/or intangible assets (e.g., receivables or pools of receivables), and investments in any assets/instruments underlying the foregoing structured/secured obligations; (iii) debt and equity tranches of collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”); (iv) public and private senior and mezzanine, senior secured or unsecured bonds/loans; and (v) other income producing securities, including investment grade debt, debentures and notes, and deferred interest, pay-in-kind or zero coupon bonds/notes. The Fund may invest without limit in CLOs or CDOs, including the equity tranches of such vehicles. See “Investment-Related Risks—Asset-Backed Securities And Mortgage-Backed Securities/Securitizations/Structured Finance Securities/CDOs And CLOs” for the heightened risks associated with equity tranche investments.

The Fund may also invest indirectly in any of the foregoing instruments through: (i) investing in other funds, including exchange traded funds (“ETFs”) and up to 15% of its net assets in funds that are excluded from the definition of “investment company” under the 1940 Act solely by reason of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, that are primarily invested in Credit Investments (except that investments in MBS, ABS, CLOs or CDOs and other Credit Investments that are not hedge funds or private equity funds are not subject to such 15% limitation); or (ii) entering into derivatives, including long and short positions in credit default swaps, total return swaps, forward contracts, futures and other similar transactions. The Fund may also use derivatives for cash management purposes, to modify interest rate exposure or to hedge positions. The Fund may invest in derivatives without limit, subject to adherence to applicable asset coverage and/or segregation requirements of the 1940 Act. (The Fund counts the foregoing indirect investments in debt obligations towards the Fund’s requirement to invest at least 80% of its assets in debt obligations.)

The Fund anticipates that many Credit Investments will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit Investments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

In seeking to achieve the Fund’s objective, the Fund may also invest a portion of its net assets in (i) U.S. and foreign government obligations, and highly-rated debt instruments (e.g., commercial paper); and (ii) long and short positions in public or private equity securities, which can include ETFs and real estate investment trusts.

The Fund may add leverage to its portfolio through direct borrowing and/or through entering into reverse repurchase agreements or derivative transactions that create leverage.

At any given time, a substantial portion of our portfolio may be illiquid, subjecting the Fund to increased credit risk. If a borrower or obligor or other counterparty on an instrument underlying a Credit Investment is unable to make its payments, we may be greatly limited in our ability to recover any outstanding principal and interest (or other applicable amounts) under such Credit Investment. Our Shares therefore should be purchased only by investors who could afford a possible substantial loss of their investment. There is no geographic or currency limitation on the securities or instruments acquired by the Fund. The Fund may purchase debt or equity securities of non-U.S. governments and corporate entities domiciled outside of the United States, including emerging markets issuers.

Investment Adviser. Our investment adviser is 1WS Capital Advisors, LLC (the “Adviser”). The Adviser is controlled by its sole member, One William Street Capital Management, L.P. (“OWS”). The Adviser is a relatively recently operational investment adviser that has limited experience managing a registered closed-end investment company that operates as an interval fund. However, OWS, as well as the Fund’s portfolio manager, Mr. David Sherr, and other personnel of the Adviser have substantial experience in managing investments and investment funds, including funds which have investment programs similar to that of the Fund.

OWS is a 100% employee-owned global credit focused asset management platform with approximately 70 employees and approximately $5.5 billion of assets under management as of January 31, 2021. OWS’s global investor base is primarily institutional, including pensions and sovereign wealth funds. David Sherr founded OWS, which commenced operations in 2008.

The OWS investment approach is focused on generating attractive risk-adjusted returns across an actively managed portfolio of primarily asset-based and structured credit opportunities. OWS combines an experienced and robust fundamental value approach to security selection applying quantitative risk and return metrics. OWS’s investment strategies generally deploy capital in opportunities primarily across a broad portfolio of structured credit and structured finance investments, as well as other financial (consumer loan) and real asset (residential and commercial real estate) debt investments. OWS’s investment process is based upon the implementation of a research driven, bottom-up origination capability combined with top-down dynamic portfolio guidelines.

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OWS believes its investment approach well positions it to take advantage of what it believes, are compelling market opportunities. OWS partners and many of its senior personnel have a long operating history together through various market cycles. The tenure of OWS’s senior personnel add to the specialized skills and expertise needed to invest in complex asset classes.

Over the years, OWS has developed a rigorous and integrated investment process with an emphasis on risk management. This process includes:

●	Robust proprietary loan and security level analytics, valuation models and risk systems;

●	Fundamental, research-driven security selection combined with top-down portfolio construction;

●	Significant investment and resources dedicated to quantitative research and analytics;

●	Collaborative investment process across sectors and asset types; and

●	Disciplined investment strategy focused on underwriting and risk management.

The Offering. Institutional Class Shares (which are not subject to any sales load or asset-based distribution fee) of the Fund are being offered on a continuous basis at the NAV per Share calculated each business day. The Fund has obtained exemptive relief from the United States Securities and Exchange Commission (the “SEC”) to issue multiple classes of Shares and to impose asset-based distribution fees as applicable. The Fund additionally offers Class A-1, A-2, A-3 and ADV Shares through a separate prospectus.

Our Shares are continuously offered through ALPS Distributors, Inc. (the “Distributor”). The Distributor is not required to sell any specific number or dollar amount of our Shares, but will use its best efforts to sell our Shares. Institutional Class Shares are sold to investors: (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a selling agent of the Fund (“Selling Agents”); (ii) who are clients of investment advisers or financial planners that participate in programs operated by Selling Agents through which Institutional Class Shares are offered; (iii) who are other customers or clients of Selling Agents or their affiliates, as authorized by the Fund or a Fund agent, in consultation with the Selling Agent; (iv) who have a minimum initial investment of $1,000,000 or (v) who are members or personnel of the Adviser or its affiliates, and members of their immediate families, and certain other investors as may be determined by the Fund’s Board. During the first twenty-four months of operations (or such other initial period as deemed appropriate by the Adviser), the minimum investment amounts may be waived in the Adviser’s discretion to help raise initial assets.

The Fund will make quarterly repurchase offers in the months of March, June, September and December. The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer typically falls within seven days before the Repurchase Pricing Date (as defined below) (the “Repurchase Request Deadline”). The Repurchase Pricing Date will be generally on or about the 15th day of the month that follows the repurchase offer, but shall occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one and three business days after the repurchase pricing date and will distribute such payment up to seven (7) calendar days after such date. See “Periodic Repurchase Offers” below.

This prospectus contains important information about us that a prospective investor should know before investing in our Shares. Please read this prospectus before investing and keep it for future reference. We have filed with the SEC a statement of additional information dated as of the date of this prospectus, as may be amended (“SAI”), containing additional information about us. The SAI is incorporated by reference in its entirety into this prospectus. We also file annual, semi-annual and quarterly reports, proxy statements and other information about us with the SEC. This information and the SAI are available free of charge by contacting us by telephone at (833) 834-4923. The SAI is available free of charge on the Fund’s website at www.1wscapital.com. The SEC also maintains a website at www.sec.gov that contains the SAI, and any amendments thereto, and other information regarding us.

Investing in our Shares may be considered speculative and involves a high degree of risk, including the risk of possible substantial loss of your investment. See “Principal Risks” in this prospectus to read about the risks you should consider before buying our Shares.

●	Our Shares will not be publicly traded and you should not expect to be able to sell your Shares regardless of how we perform.

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●	An investment in the Fund may not be suitable for investors who may need the money they invest in a specific timeframe.

●	Our Shares are not currently traded on any securities exchange, and we do not expect a secondary market in our Shares to develop in the foreseeable future, if ever.

●	Even though the Fund makes quarterly repurchase offers for a minimum of 5% of its outstanding Shares, investors should consider Shares of the Fund to be an investment with limited liquidity. See “Periodic Repurchase Offers.”

●	You will have no right to require us to repurchase your Shares or any portion thereof. See “Periodic Repurchase Offers.”

●	Due to the foregoing restrictions, investors should consider an investment in the Fund to be illiquid.

●	Investing in Shares may be speculative and involves a high degree of risk, including the risk associated with leverage. See “Use of Leverage.”

●	Our distributions may be funded from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

●	We may decline to accept any subscription requests for any reason regardless of the order in which such subscription request was submitted to us.

	Class I Shares
Total Offering Amount	$250,300,000
Maximum Sales Load	0	%(1)
Proceeds to the Fund	$250,300,000

(1)	The Adviser or its affiliates, in the Adviser’s sole discretion and from their own resources, may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund Shares. Please see “Additional Financial Intermediary Compensation” for more information.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve or any other government agency.

Prospective investors should not construe the contents of this prospectus as legal, tax, financial or other advice. Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

The date of this prospectus is February 26, 2021.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement that may add, update or change information contained in this prospectus.

Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.”

You should rely only on the information contained in this prospectus. Neither we nor the Distributor have authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our Shares. If there is a material change in the affairs of our Fund, we will amend or supplement this prospectus.

Electronic Reports Disclosure - As permitted by regulations adopted by the U.S. Securities and Exchange Commission, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website at www.1wscapital.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling (833) 834-4923 or by contacting your financial intermediary, such as a broker dealer or bank.

You may elect to receive all future shareholder reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call (833) 834-4923 to let the Fund know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through a financial intermediary.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our shares.

Unless otherwise noted, the terms “we,” “us,” “our,” and the “Fund” refer to 1WS Credit Income Fund; the term the “Adviser” refers to 1WS Capital Advisors, LLC; and the “Administrator” refers to ALPS Fund Services, Inc. In addition, in this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day that the New York Stock Exchange (NYSE) and the bond markets are open.

1WS Credit Income Fund

The Fund. We are organized as a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at a price equal to the net asset value (“NAV”) per Share as of the Repurchase Pricing Date (defined below), of no less than 5% of the Shares outstanding. See “Periodic Repurchase Offers” below.

The Offering. Institutional Class Shares (which are not subject to any sales load or asset-based distribution fee) of the Fund are being offered on a continuous basis at the NAV per Share calculated each business day. The Fund has obtained exemptive relief from the United States Securities and Exchange Commission (the “SEC”) to issue multiple classes of Shares and to impose asset-based distribution fees as applicable. The Fund additionally offers Class A-1, A-2, A-3 and ADV Shares through a separate prospectus.

Our Shares are continuously offered through ALPS Distributors, Inc. (the “Distributor”). Our shares may be purchased only through the Distributor or the Fund. The Distributor is not required to sell any specific number or dollar amount of our Shares, but will use its best efforts to sell our Shares. This is not a “firm commitment” offering in which an underwriter has committed to sell a pre-determined number of shares to investors. Institutional Class Shares are not subject to Distribution and Shareholder Servicing Fees.

Institutional Class Shares of the Fund are only available to investors: (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a selling agent of the Fund (“Selling Agents”); (ii) who are clients of investment advisers or financial planners that participate in programs operated by Selling Agents through which Institutional Class Shares are offered; (iii) who are other customers or clients of Selling Agents or their affiliates, as authorized by the Fund or a Fund agent, in consultation with the Selling Agent; (iv) who have a minimum initial investment of $1,000,000 or (v) who are members or personnel of the Adviser or its affiliates, and members of their immediate families, and certain other investors as may be determined by the Fund’s Board of Trustees (the “Board,” and each of the trustees on the Board, a “Trustee”). During the first twenty-four months of operations (or such other initial period as deemed appropriate by the Adviser), the minimum investment amount may be waived in the Adviser’s discretion to help raise initial assets.

All investors must complete and submit the necessary account registration forms in good order. We reserve the right to reject any initial or additional investment and to suspend the offering of Shares. The Fund and the Distributor will have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part. Holders of our Shares (“Shareholders”) who invest in the Fund through an investment adviser should contact the investment adviser regarding purchase procedures.

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A purchase of Shares will be made at the NAV per Share next determined following receipt of a purchase order in good order by the Fund. A purchase order is in “good order” when we, the Distributor, an authorized intermediary (if any) or, if applicable, its respective agent or representative, receive all required information, including properly completed and signed documents, and the purchase order is approved by the Fund. Once we accept a purchase order, you may not cancel or revoke it. We reserve the right to cancel any purchase order we receive if we believe that it is in the best interest of the Shareholders to do so.

Our Shares will not be traded on an exchange in the foreseeable future, if at all. It is not anticipated that a secondary market for our Shares will develop unless our Shares are traded on an exchange. Neither the Adviser nor the Distributor intends to make a market in the Fund’s Shares. See “Plan of Distribution.”

Fund Expenses. The Fund bears all expenses incurred in its business and operations, other than those borne by the Adviser or by the Distributor pursuant to their agreements with the Fund, including, but not limited to: all investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments or prospective potential investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, commitment fees, debit balances and margin fees, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expenses, dividends on securities sold but not yet purchased, investment-related travel and lodging expenses and research-related expenses, other due diligence expenses, expenses of consultants, investment bankers and other experts); the Management Fee (defined below); the Distribution and Shareholder Servicing Fees; any non-investment related interest expense; organizational and offering expenses; the cost of effecting sales and repurchases of Shares; fees and disbursements of any attorneys and accountants engaged by or for the Fund for any purpose; audit and tax preparation fees and expenses; taxes; administrative, transfer agent or sub-transfer agent expenses and fees; custody and escrow (if any) fees and expenses; insurance costs; fees and expenses associated with marketing efforts; federal and any state registration or notification fees; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; expenses related to the Fund’s compliance and reporting obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002, as amended; costs for obtaining valuation/pricing information or data from third party pricing or valuation services; membership fees for industry-related organizations; all costs and charges for equipment or services used in connection with the Fund’s website or communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs); research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data); any costs associated with the retention of a chief compliance officer for the Fund that is not employed by the Adviser and costs of any support services provided to the Fund’s chief compliance officer; the costs of preparing, filing, printing and mailing Shareholder and other reports and other communications, including quarterly repurchase offer correspondence or similar materials, to Shareholders; costs associated with the use of any proxy solicitation service for the Fund; direct costs such as printing, mailing, long distance telephone and staff costs; any extraordinary Fund expenses, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses, including as provided for in the Fund’s organizational documents; and such other expenses as may be approved from time to time by the Board. (See “Fees and Expenses.”)

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Investment Objective. Our investment objective is to seek attractive risk-adjusted total returns through generating income and capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in a wide array of predominantly structured credit and securitized debt instruments. There can be no assurance that our investment objective will be achieved.

Our investment objective and, unless otherwise specified, our investment policies and limitations are not considered to be fundamental by the Fund and can be changed by the Board without a vote of the Shareholders. However, our investment objective may only be changed by our Board if we provide our Shareholders with at least 60 days prior notice. Certain investment restrictions specifically identified as such below and/or in the SAI are considered fundamental and may not be changed without the approval of the holders of a majority of the outstanding voting securities of the Fund, as defined in the 1940 Act.

Investment Strategies and Policies. Under normal investment conditions, the Fund invests at least 80% of its assets (including borrowings for investment purposes) in debt obligations.

The securities/instruments acquired by the Fund may include all types of debt and other obligations (“Credit Investments”), and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, interest payments and maturity, and may consist of the following: (i) residential and commercial mortgage-backed securities (“MBS”), as well as real estate loans or pools of such loans; (ii) asset-backed securities (“ABS”), or other instruments secured by financial, physical, and/or intangible assets (e.g., receivables or pools of receivables), and investments in any assets/instruments underlying the foregoing structured/secured obligations; (iii) debt and equity tranches of collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”); (iv) public and private senior and mezzanine, senior secured or unsecured bonds/loans; and (v) other income producing securities, including investment grade debt, debentures and notes, and deferred interest, pay-in-kind or zero coupon bonds/notes. The Fund may invest without limit in CLOs or CDOs, including the equity tranches of such vehicles. See “Investment-Related Risks—Asset-Backed Securities And Mortgage-Backed Securities/Securitizations/Structured Finance Securities/CDOs And CLOs” for the heightened risks associated with equity tranche investments.

The Fund may also invest indirectly in any of the foregoing instruments through: (i) investing in other funds, including exchange traded funds (“ETFs”) and up to 15% of its net assets in funds that are excluded from the definition of “investment company” under the 1940 Act solely by reason of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, that are primarily invested in Credit Investments (except that investments in MBS, ABS, CLOs or CDOs and other Credit Investments that are not hedge funds or private equity funds are not subject to such 15% limitation); or (ii) entering into derivatives, including long and short positions in credit default swaps, total return swaps, forward contracts, futures and other similar transactions. The Fund may also use derivatives for cash management purposes, to modify interest rate exposure or to hedge positions. The Fund may invest in derivatives without limit, subject to adherence to applicable asset coverage and/or segregation requirements of the 1940 Act. (The Fund counts the foregoing indirect investments in debt obligations towards the Fund’s requirement to invest at least 80% of its assets in debt obligations.)

The Fund anticipates that many Credit Investments will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit Investments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

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The Fund may invest in deferred interest, pay-in-kind or zero coupon bonds/notes. The payment deferral associated with such instruments may, in certain instances, introduce a significantly higher credit risk than current coupon paying bonds/notes.

In seeking to achieve the Fund’s objective, the Fund may also invest a portion of its net assets in (i) U.S. and foreign government obligations, and highly-rated debt instruments (e.g., commercial paper); and (ii) long and short positions in public or private equity securities, which can include ETFs and real estate investment trusts.

The Fund may add leverage to its portfolio through direct borrowing and/or through entering into reverse repurchase agreements or derivative transactions that create leverage.

At any given time, a substantial portion of our portfolio may be illiquid, subjecting the Fund to increased credit risk. If a borrower or obligor or other counterparty on an instrument underlying a Credit Investment is unable to make its payments, we may be greatly limited in our ability to recover any outstanding principal and interest (or other applicable amounts) under such Credit Investment. Our Shares therefore should be purchased only by investors who could afford a possible substantial loss of their investment. There is no geographic or currency limitation on the securities or instruments acquired by the Fund. The Fund may purchase debt or equity securities of non-U.S. governments and corporate entities domiciled outside of the United States, including emerging markets issuers.

The Fund has received an exemptive order from the Securities and Exchange Commission (the “Order”) in order to be able to make certain investments alongside certain of its affiliates. The Order allows the Fund to fully negotiate terms of co-investment transactions with other funds managed by the Adviser or certain affiliates. The Fund may only co-invest with certain entities affiliated with its Adviser in negotiated transactions originated by its Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Risk Factors - We are subject to affiliated party and co-investment restrictions.”

Investment Adviser. 1WS Capital Advisors, LLC (the “Adviser” or “1WS”) serves as the investment adviser of the Fund. 1WS is a Delaware limited liability company that is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser is controlled by its managing member, One William Street Capital Management, L.P. (“OWS”), which is registered with the SEC as an investment adviser. The Adviser has limited experience managing a registered closed-end investment company that operates as an interval fund. However, OWS, as well as the Fund’s portfolio manager, Mr. David Sherr, and other personnel of the Adviser have substantial experience in managing investments and investment funds, including funds which have investment programs similar to that of the Fund. Under an investment advisory agreement between the Fund and 1WS (the “Advisory Agreement”), we will pay the Adviser a fee at the annualized rate of 1.50% of the daily gross assets of the Fund (the “Management Fee”). Though, for the one-year period beginning on March 1, 2021, the Adviser has voluntarily agreed to reduce the Management Fee to 1.25% of the Fund’s daily gross assets. The Adviser may voluntarily reimburse additional fees and expenses but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time. See “The Adviser.”

Investment Philosophy and Process. In selecting the Fund’s Credit Investments (many of which are expected to include structured credit and securitized debt instruments), the Adviser employs a disciplined bottom-up research-based approach seeking to identify investment opportunities with attractive risk-adjusted returns. The approach generally includes: (i) developing and maintaining sophisticated econometric models based on data collected from internal and third-party sources; (ii) in-depth analysis of investment structure, including the impact of collateral performance, timing of cash flows, triggers and rating agency analyses; (iii) legal, tax and regulatory frameworks; (iv) valuation analysis of securitization assets, including an assessment of borrowers’ ability to repay; and (v) factors believed to influence market pricing, including historical sector performance and pricing, market sentiment, dealer inventory and positioning.

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The Adviser may determine to sell an investment under several circumstances, such as when the Adviser believes the investment’s target value is realized, the instrument’s fundamentals deteriorate, more attractive investment alternatives are identified, or when it wishes to raise cash.

Non-listed Closed-End Fund. We are organized as a closed-end management investment company. Unlike shares of open-end management investment companies (commonly known as mutual funds), which generally are redeemable on a daily basis, our Shares will not be redeemable at an investor’s option (other than pursuant to the Fund’s repurchase policy) and, unlike traditional listed closed-end funds, our Shares will not be traded on any securities exchange. We do not expect a secondary market in our Shares to develop. Therefore, investors should not expect to be able to sell their Shares regardless of how we perform. As a result of the foregoing, an investment in our Shares may not be suitable for investors that require liquidity, other than liquidity provided through our repurchase policy. An investor may not be able to sell or otherwise liquidate his, her or its Shares whenever such investor would prefer. If and to the extent that a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per share. We may not be suitable for investors who cannot bear the risk of loss of all or part of their investment or who need a reasonable expectation of being able to liquidate all or a portion of their investment in a particular time frame. Although we will make quarterly offers to repurchase our Shares, there can be no assurance that we will repurchase all Shares that are tendered by a Shareholder in connection with any repurchase offer and Shareholders should consider that they may not have access to all of the money they invest in the short term or within a specified timeframe. We are designed for long-term investors and an investment in our Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. See “Non-Listed Closed-End Fund” and “Investor Suitability.” See also “Risk Factors-Structural and Market-Related Risks.”

Periodic Repurchase Offers. In order to provide limited liquidity to its Shareholders, the Fund will offer to repurchase no less than 5% of its outstanding Shares on a quarterly basis. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers at a price equal to the NAV per Share as of the Repurchase Pricing Date (defined below), of between 5% and 25% of the Shares outstanding. Subject to applicable law and approval of the Board, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. The Fund will make quarterly repurchase offers in the months of March, June, September and December. There is no guarantee that Shareholders will be able to sell all of the shares they desire in a repurchase offer because Shareholders, in total, may wish to sell more than the percentage of the Fund’s shares being repurchased. See “Periodic Repurchase Offers.”

Available Information. We file periodic reports and other information with the SEC. This information is available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at (202) 551-8090. This information is available free of charge by contacting us by telephone at (833) 834-4923. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

Distribution Policy. The Fund currently intends to declare and pay dividends/distributions of substantially all net investment income quarterly, but in no event less than annually. The Fund also intends to distribute substantially all net realized capital gains at least annually. Unless Shareholders specify otherwise, dividends and distributions will be reinvested in Shares of the Fund. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and borrowings. There can be no assurances that the Fund will achieve any level of distributions to its Shareholders.

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Dividend Reinvestment Plan. Dividends and capital gains distributions are automatically reinvested in Shares of the Fund, unless otherwise elected. You may notify the Transfer Agent in writing to choose to receive dividends or distributions (or both) in cash; or change the way you currently receive dividends/distributions. The number of Shares that will be distributed in lieu of cash is determined by dividing the dollar amount of the dividends or distribution to be reinvested by the NAV as of the close of business on the day of the dividend or distribution. Your taxable income is the same regardless of which option you choose. For further information about dividend reinvestment, contact the Transfer Agent by telephone at (833) 834-4923.

Use of Leverage. The Fund may obtain leverage in seeking to achieve its investment objective, including obtaining financing to make investments in Credit Investments. The Fund expects that borrowings by the Fund will be secured by Credit Investments held by the Fund. The Fund may obtain leverage through direct borrowing and/or through entering into reverse repurchase agreements or derivative transactions that create leverage.

The 1940 Act requires a closed-end fund like the Fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act). This means that the value of the Fund’s senior securities representing indebtedness may not exceed one-third of the value of its total assets (including such senior securities), measured at the time the Fund issues the senior securities. Investments or trading practices (such as reverse repurchase agreements and various derivative transactions) that involve contractual obligations to pay in the future are subject to the same requirements unless the Fund designates liquid assets in an amount the Fund believes to be equal to the Fund’s contractual obligations (marked-to-market on a daily basis) or appropriately “covers” such obligations with offsetting positions. To the extent that the Fund enters into a credit default swap on a particular security as a seller (writer of protection), the Fund will segregate assets equal to the full notional amount of the reference obligation. In certain circumstances, the Fund may enter into an offsetting position rather than segregating or designating liquid assets.

Leverage can have the effect of magnifying the Fund’s exposure to changes in the value of its assets and may also result in increased volatility in the Fund’s NAV. This means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned its assets on an unleveraged basis. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to leverage directly or indirectly.

Advisory Fees. Our Adviser is compensated for its services. Under the Advisory Agreement, our Adviser is entitled to a fee at an annualized rate of 1.50% of the Fund’s daily gross assets. Though, for the one-year period beginning on March 1, 2021, the Adviser has voluntarily agreed to reduce the Management Fee to 1.25% of the Fund’s daily gross assets. In addition, through March 1, 2022, the Adviser has agreed, pursuant to an expense limitation agreement (the “ELA”), to waive the fees payable to it under the Advisory Agreement or to pay or absorb ordinary operating expenses of the Fund, including, without limitation, organization and offering expenses (excluding brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest and commitment fees; short dividend expense; acquired fund fees; taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business – collectively, the “Exclusions”), to the extent necessary to limit the Other Expenses of the Fund less the Exclusions to 0.50% of the gross assets for the Fund. Pursuant to the ELA, the Adviser shall be permitted to recoup in later periods Fund expenses that the Adviser has paid or otherwise borne (whether through reduction of its Management Fee or otherwise) to the extent that the expenses for the Fund fall below the annual limitation rate in effect at the time of the actual waiver/reimbursement and to the extent that they do not cause the Fund to exceed the annual rate in effect at the time of the recoupment. Under the ELA, the Adviser is not permitted to recoup such expenses beyond three years from the date on which the Adviser reduced a fee or reimbursed an expense. See “The Adviser.”

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Federal Tax Matters. We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code (the “Code”). As a RIC, we generally will not have to pay Fund-level federal income taxes on any ordinary income or capital gains that we distribute to our Shareholders from our tax earnings and profits. To maintain our RIC tax treatment, we are required to meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Determination of Net Asset Value. NAV per Share is determined daily on each business day. The Fund’s NAV per share is calculated by subtracting liabilities (including accrued expenses and indebtedness) from the total assets of the Fund (the value of the investments plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of Shares outstanding. The Board has adopted valuation policies and procedures for the Fund and has delegated the day-to-day responsibility for fair value determinations to the Adviser. The Fund’s valuation committee (the “Committee”) (comprised of officers of the Adviser and established pursuant to the policies and procedures adopted by the Board) has the day-to-day responsibility for overseeing the implementation of the Fund’s valuation policies and procedures and fair value determinations (subject to review and ratification by the Board). See “Determination of Net Asset Value” for a discussion of how NAV is determined.

Investor Suitability. An investment in the Fund involves substantial risks and may not be suitable for all investors. You may lose a substantial portion of your investment in us. An investment in us is suitable only for investors who can bear the risks associated with the limited liquidity of our Shares and should be viewed as a long-term investment. Before making an investment decision, prospective investors and their financial advisers should (i) consider the suitability of an investment in our Shares with respect to the investor’s investment objectives and personal situation, and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. We should be considered an illiquid investment. See “Investor Suitability.”

Distributor. We have entered into a distribution agreement (the “Distribution Agreement”) with ALPS Distributors, Inc. (the “Distributor”), pursuant to which the Distributor is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. No arrangements have been made to place the proceeds from the sale of the Fund’s Shares in an escrow, trust or similar arrangement.

Transfer Agent. We have entered into a transfer agency agreement with DST Asset Manager Solutions, Inc. (the “Transfer Agent”) pursuant to which the Transfer Agent provides transfer agency services for the Fund.

Administrator. We have entered into an administration agreement with ALPS Fund Services, Inc. (the “Administrator”) pursuant to which the Administrator provides administrative services, fund accounting, investor accounting and taxation services to the Fund (the “Administration Agreement”).

Corporate Information. Our principal executive offices are located at 299 Park Avenue, 25th Floor, New York, New York 10171. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

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PRINCIPAL RISKS

You should consider carefully the key risks summarized below, which are described in more detail (as well as the additional risks described) under “Risk Factors” in this prospectus, before investing in our Shares.

Investors should carefully consider our risks and investment objective, as an investment in us may not be appropriate for all investors and is not designed to be a complete investment program. An investment in us involves a high degree of risk. It is possible that investing in us may result in a loss of some or all of the amount invested. The Fund may not achieve its investment objective. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s investment objectives and individual situation and (ii) consider factors such as an investor’s net worth, income, age and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon or cannot bear a substantial loss of investment. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may also be adversely affected by business continuity issues for companies and markets, including as a result of pandemics, such as COVID-19; cybersecurity issues, including disruptions to company operations, national and local elections and power supply and generation; and natural disasters and ecological damage. The COVID-19 pandemic has adversely impacted economies and capital markets around the world in ways that will likely continue and may change in unforeseen ways for an indeterminate period. The COVID-19 pandemic may exacerbate pre-existing political, social, economic risks in certain countries and generally. The impacts, as well as the uncertainty over impacts to come, of COVID-19 have adversely affected the performance of the Fund and may continue to do so in the future.

INVESTMENT-RELATED RISKS—GENERAL:

We are subject to credit risks and risks associated with below investment grade securities.

While the Fund’s investments are expected to consist of predominantly structured credit and securitized debt instruments, some of our investments are subject to greater credit risk than others. Credit risk is the risk that an issuer of, or obligor under, a Credit Investment, may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a Credit Investment may decline because of concerns about the issuer’s or obligor’s ability or willingness to make such payments. This risk may be especially heightened for certain of our Credit Investments which may be rated below investment grade, as well as Credit Investments that may be of credit quality comparable to securities rated below investment grade by a rating agency. Such below investment grade securities are commonly referred to as “junk” or “high yield” securities. Such securities or Credit Investments of comparable credit quality, while generally offering the potential for higher yields than investment grade securities with similar maturities, involve greater risks, including the possibility of dividend or interest deferral, default or bankruptcy, and are regarded as predominantly speculative with respect to the issuer’s capacity to pay dividends or interest and repay principal. In addition, these securities and Credit Investments of comparable credit quality are generally more susceptible to decline in market value due to adverse economic and business developments and are often unsecured and subordinated to other creditors of the issuer. The market values for below investment grade securities or Credit Investments of comparable credit quality tend to be very volatile, and these instruments are generally less liquid than investment grade securities.

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We are subject to interest rate risk—Credit Investments may decline in value because of changes in market interest rates.

Interest rate risk is the risk that fixed rate instruments will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such instruments generally will fall. Longer-term fixed rate instruments are generally more sensitive to interest rate changes. Moreover, an increase in interest rates could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of Credit Investments in which we may invest. Because the values of lower-rated and comparable unrated fixed rate instruments are more affected both by credit risk and interest rate risk, the price movements of such lower grade instruments in response to changes in interest rates typically have not been highly correlated to the fluctuations of the prices of investment grade quality instruments in response to changes in market interest rates.

Our use of leverage, as described in this prospectus, will tend to increase our interest rate risk. For example, a change in market interest rates could adversely impact our ability to utilize leverage due to an increase in the cost of borrowings, which could reduce our net investment income.

We may employ hedging techniques seeking to minimize interest rate risk, but there can be no assurance that the Fund will engage in hedging transactions at any given time, even under volatile market conditions, or that any hedging transactions the Fund engages in will be successful. Moreover, it may not be possible for the Fund to hedge against an interest rate fluctuation that is so generally anticipated that the Fund is not able to enter into a hedging transaction at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such fluctuation.

We may be subject to risks associated with the discontinuation of the London Interbank Offered Rate (“LIBOR”).

The Fund’s investments, payment obligations and financing terms may rely in some fashion on LIBOR. LIBOR is expected to be phased out by the end of 2021 and there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. Any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback determination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. For example, certain of the Fund’s investments may involve individual contracts that have no existing fallback provision or language that contemplates the discontinuation of LIBOR, and those investments could experience increased volatility or illiquidity as a result of the transition process. In addition, interest rate provisions included in such contracts, or in contracts or other arrangements entered into by the Fund, may need to be renegotiated. The transition may also result in a reduction in the value of certain instruments held by the Fund, a change in the cost of borrowing by the Fund or a reduction in the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well asother unforeseen effects, could result in losses to the Fund.

We face a heightened level of interest rate risk due to historically low interest rates.

We face a heightened level of interest rate risk due to historically low interest rates and the potential effect of any government fiscal policy initiatives; for example, the U.S. Federal Reserve Board has ended its quantitative easing program and may maintain or continue to raise interest rates. Higher interest rates may also affect our cost of capital, net investment income and ability to obtain additional financing. When interest rates rise, the market value of fixed-rate instruments generally will fall. Rising interest rates may also negatively affect our portfolio companies’ ability to service interest payment obligations and make principal loan repayments. A decline in income could affect our overall return and our distributions to Shareholders. The occurrence of any of the foregoing can affect our NAV and/or trading price.

Credit Investments may have limited or no liquidity.

Many of our investments are subject to liquidity risk, which exists when particular investments of the Fund are difficult to purchase or sell, potentially preventing us from selling such illiquid investments at an advantageous time or price, or possibly requiring us to dispose of other investments at unfavorable times or prices in order to satisfy our obligations. Many Credit Investments are not traded on a reliable secondary market, nor may one ever develop, and, as such, Credit Investments should be considered illiquid. We may not be able to sell any of our Credit Investments even under circumstances when the Adviser believes it would be in our best interests to sell such investments. In such circumstances, the overall returns to us from our Credit Investments may be adversely affected. Moreover, certain Credit Investments are subject to certain additional significant restrictions on transferability.

We may be exposed to risks associated with inadequate collateral of Credit Investments.

To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment. For example, with respect to real estate-related loans, the real property security for the loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Credit Investment, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan.

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It is possible that the same collateral could secure multiple obligations of a borrower or obligor. To the extent that collateral secures more than one obligation, the liquidation proceeds of such collateral may not be sufficient to fully cover all such loans.

We may be exposed to risks associated with covenant-lite loans.

Some of the loans in which we may invest directly or indirectly may be “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest directly or indirectly in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

If a borrower or obligor is unable to make its payments on a Credit Investment, we may be greatly limited in our ability to recover any outstanding principal and interest thereunder.

Our ability to generate income through our Credit Investments is dependent upon the borrowers or obligors making required payments. If a borrower or obligor is unable to make required payments on a Credit Investment, we may be greatly limited in our ability to recover any outstanding principal and interest.

Certain Credit Investments in which we invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment.

If a borrower or obligor files for bankruptcy, further collection action will not be permitted absent court approval and it is possible that a borrower’s or obligor’s liability under a Credit Investment will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured loan, unsecured creditors will receive only a fraction of any amount outstanding on the loan, if anything.

If a borrower or obligor is located in a non-U.S. jurisdiction it may be more difficult and costly for the Fund to enforce the terms of its Credit Investment than if the borrower or obligor were located in the U.S. Adverse economic conditions in foreign jurisdictions, as well as foreign exchange rate fluctuations may affect the ability and incentive of foreign obligors to make timely payments of principal and interest on their loans. Collection on Credit Investments may also be affected by economic and political conditions in the country or region in which the obligor is located. Rights and remedies available to enforce loan obligations and any security interest relating thereto will depend on the relevant country’s laws, including insolvency laws and laws specifying the priority of payments to creditors, all of which laws may be significantly different from U.S. law. Accordingly, the actual rates of delinquencies, defaults and losses on foreign Credit Investments could be higher than those experienced with Credit Investments located in the U.S.

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We may be exposed to geographic concentration risk.

We are not subject to any geographic restrictions when investing in Credit Investments and therefore could be concentrated in a particular region. A geographic concentration of the Credit Investments may expose us to an increased risk of loss due to risks associated with certain regions. Certain regions from time to time will experience weaker economic conditions and, consequently, will likely experience higher rates of delinquency and loss. In addition, natural disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. In the event that a significant portion of the pool of Credit Investments have underlying borrowers or obligors resident or operating in certain regions, economic conditions, localized weather events, environmental disasters, natural disasters or other factors affecting these regions in particular could adversely impact the delinquency and default rates of the Credit Investments and could impact Fund performance.

Prepayments may reduce the amount of interest we accrue on a given Credit Investment.

Borrowers or obligors under a Credit Investment may decide to prepay all or a portion of the remaining principal amount due at any time, and, in some cases, without penalty (certain Credit Investments may provide for prepayment penalties). In the event of a prepayment of the entire remaining unpaid principal amount due under a Credit Investment, further interest will not accrue after the principal has been paid in full. If the borrower or obligor prepays a portion of the remaining unpaid principal balance, interest will cease to accrue on such prepaid portion, and we will not receive all of the interest payments that the Fund may have originally expected to receive on the loan.

Income from our portfolio will decline if we invest the proceeds from matured, traded or called investments at market interest rates that are below our portfolio’s current earnings rate.

Reinvestment risk is the risk that income from our portfolio will decline if we invest the proceeds from matured, traded or called investments at market interest rates that are below our portfolio’s current earnings rate. A decline in income could affect the value of our Shares, our overall return and our distributions to Shareholders.

Credit Investment default rates may be significantly affected by economic downturns or general economic conditions.

Default rates of Credit Investments may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of bankruptcies, disruptions in the credit markets (including due to COVID-19 and other pandemics) and other factors. A significant downturn in the economy could cause default rates on Credit Investments to increase.

We are subject to risks associated with the manner in which our investments are valued.

Under the 1940 Act, we are required to carry our investments at market value or, if there is no readily available market value, at fair value as determined pursuant to the valuation procedures adopted by the Board. Typically, there will not be a public market for many of the investments that we make. Many Credit Investments can be difficult to value by virtue of the fact that they are generally not publicly traded or actively traded on a secondary market but, instead, are traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less observable market data available. An instrument that is fair valued may be valued at a price higher or lower than the value determined by other funds using their own fair valuation procedures. We will value these securities at fair value as determined in good faith pursuant to our valuation procedures.

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Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral and estimates of the value of securities and/or assets in which we invest, which will be supplied, directly or indirectly, by banks, other market counterparties or pricing systems or estimates approved for such purpose by our Board. Such inputs used in the determination of the fair value of our investments may be unaudited or may be subject to little verification or other due diligence. In addition, these entities may not provide estimates of the value of the securities in which we invest on a regular or timely basis or at all with the result that the values of such investments may be estimated by our Adviser on the basis of information available at the time. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if we tried to sell our investments. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

Significant increases or decreases in unobservable inputs, such as loss adjusted discount rates, projected loss rates or market yield, would result in a decrease or increase, respectively, in the fair value measurement. Because such valuations are inherently uncertain, the valuations may fluctuate significantly over short periods due to changes in current market conditions. Our determinations of fair value of our Credit Investments may differ materially from the values that would have been used if an active market and market quotations existed for these loans. Our returns could be adversely affected if the determinations regarding the fair value of our Credit Investments were materially different than the values that we may realize upon the disposal of such instruments.

In addition to the above general risks associated with Credit Investments, the Fund is subject to various risks specific to particular categories of such instruments, as follows:

INVESTMENT-RELATED RISKS—ASSET BACKED SECURITIES AND MORTGAGE-BACKED SECURITIES/SECURITIZATIONS/STRUCTURED FINANCE SECURITIES/CDOs AND CLOs:

Asset-backed securities and mortgage-backed securities in which we may invest often involve risks that are different from risks associated with other types of debt instruments.

Asset-backed securities. Asset-backed securities often involve risks that are different from risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets may be subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. If many borrowers on the underlying loans or other obligations default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

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An investment in subordinated (residual) classes of asset-backed securities (sometimes referred to as “equity”) is typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes. The risks associated with an investment in such subordinated classes of asset-backed securities include credit risk and liquidity risk.

Mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The frequency at which prepayments (including voluntary prepayments by the obligors and liquidations due to default and foreclosures) occur on loans underlying mortgage-backed securities will be affected by a variety of factors including the prevailing level of interest rates as well as the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors. In general, any factors that increase the attractiveness of selling a mortgaged property or refinancing a mortgage loan, enhance a borrower’s ability to sell or refinance or increase the likelihood of default under a mortgage loan, would be expected to cause the rate of prepayment in respect of a pool of mortgage loans to accelerate. Particular investments may experience outright losses, as in the case of an interest only security in an environment of faster actual or anticipated prepayments. Also, particular investment may underperform relative to hedges that a portfolio manager may have constructed for these investments, resulting in a loss. In contrast, any factors having an opposite effect would be expected to cause the rate of prepayment of a pool of mortgage loans to slow.

The rate of prepayment on a pool of mortgage loans is likely to be affected by prevailing market interest rates for mortgage loans of a comparable type, term and risk level. When the prevailing market interest rate is below a mortgage coupon, a borrower generally has an increased incentive to refinance its mortgage loan. Even in the case of adjustable rate mortgage loans, as prevailing market interest rates decline, and without regard to whether the mortgage rates on such loans decline in a manner consistent therewith, the related borrowers may have an increased incentive to refinance for purposes of either (i) converting to a fixed rate loan and thereby “locking in” such rate or (ii) taking advantage of a different index, margin or rate cap or floor on another adjustable rate mortgage loan. Therefore, as prevailing market interest rates decline, prepayment speeds would be expected to accelerate.

In the case of a mortgage-backed security related to multifamily or commercial loans, prevailing market interest rates, the outlook for market interest rates and economic conditions generally may cause some borrowers to refinance or sell their properties in order to realize their equity therein, lower their financing costs, to meet cash flow needs or to make other investments. In addition, some borrowers may be motivated by U.S. federal and state tax laws (which are subject to change) to sell their properties prior to the exhaustion of tax depreciation benefits.

Residential Mortgage-Backed Securities (“RMBS”). RMBS are mortgage-backed securities that may be secured by interests in a single residential mortgage loan or a pool of mortgage loans secured by residential property. RMBS may be senior, subordinate, interest-only, principal-only, investment-grade, non-investment grade or unrated. The Fund may acquire RMBS from private originators as well as from other mortgage loan investors, including savings and loan associations, mortgage bankers, commercial banks, finance companies and investment banks. The credit quality of any RMBS issue depends primarily on the credit quality of the underlying mortgage loans.

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At any one time, a portfolio of mortgage-backed securities may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations.

Commercial Mortgage-Backed Securities (“CMBS”). CMBS are fixed income instruments that are secured by mortgage loans on commercial real property. CMBS typically take the form of multi-class debt or pass-through certificates secured by mortgage loans on commercial properties. They generally are structured to provide protection to investors in senior tranches against potential losses on the underlying mortgage loans. Such protection generally is provided by causing holders of subordinated classes of securities (“Subordinated CMBS”) to take the first loss in the event of defaults on the underlying commercial mortgage loans. Other protection, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, additional Subordinated CMBS, cross-collateralization and over-collateralization. The Fund may invest in CMBS or Subordinated CMBS.

Mortgage loans on commercial properties underlying mortgage-backed securities often are structured so that a substantial portion of the loan principal is not amortized over the loan term but is payable at maturity and repayment of the loan principal thus often depends upon the future availability of real estate financing from the existing or an alternative lender and/or upon the current value and salability of the real estate. Therefore, the unavailability of real estate financing may lead to default. Most commercial mortgage loans underlying mortgage-backed securities are effectively nonrecourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgage loans, payments on the subordinated classes of the related mortgage-backed securities are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of mortgage-backed securities may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed in lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property.

Especially in the case of a mortgage-backed security related to commercial mortgage loans, the rate of principal payments on the loans in the related pool will also be affected by the nature and extent of any restrictions on prepayments that are set forth in the mortgage loans, and the extent to which such provisions may be enforced. Such restrictions may include a prohibition on prepayments for specified periods of time and/or requirements that principal prepayments be accompanied by the payment of prepayment penalties or be subject to yield maintenance premiums.

Securitization of our assets subjects us to various risks. We may securitize assets to generate cash for funding new investments. We use the term “securitize” to describe a form of leverage under which a fund such as us (sometimes referred to as an “originator” or “sponsor”) transfers income producing assets to a special purpose vehicle (“SPV”), which is established solely for the purpose of holding such assets and entering into a structured finance transaction. The SPV then issues notes secured by such assets. The SPV may issue the notes in the capital markets either publicly or privately to a variety of investors, including banks, non-bank financial institutions and other investors. There may be a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPV.

An important aspect of most debt securitization transactions is that the sale or contribution of assets into the SPV be considered a true sale or contribution for accounting purposes and that a reviewing court would not consolidate the SPV with the operations of the originator in the event of the originator’s bankruptcy based on equitable principles. Viewed as a whole, a debt securitization seeks to lower risk to the note purchasers by isolating the assets collateralizing the securitization in an SPV that is not subject to the credit and bankruptcy risks of the originator. As a result of this perceived reduction of risk, debt securitization transactions frequently achieve lower overall leverage costs for originators as compared to traditional secured lending transactions.

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In accordance with the above description, to securitize loans, we may create a wholly-owned subsidiary and contribute a pool of our assets to such subsidiary. The SPV may be funded with, among other things, whole loans, other receivables or assets or interests from other pools and such loans or other receivables or assets may or may not be rated. The SPV would then sell its notes to purchasers who we would expect to be willing to accept a lower interest rate and the absence of any recourse against us to invest in a pool of income producing assets to which none of our creditors would have access. We would retain all or a portion of the equity in the SPV. An inability to successfully securitize portions of our portfolio or otherwise leverage our portfolio through secured and unsecured borrowings could limit our ability to grow our business and fully execute our business strategy, and could decrease our earnings. However, the successful securitization of portions of our portfolio exposes us to a risk of loss for the equity we retain in the SPV and might expose us to greater risk on our remaining portfolio because the assets we retain may tend to be those that are riskier and more likely to generate losses. A successful securitization may also impose financial and operating covenants that restrict our business activities and may include limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. The 1940 Act may also impose restrictions on the structure of any securitizations.

Interests we hold in the SPV, if any, will be subordinated to the other interests issued by the SPV. As such, we will only receive cash distributions on such interests if the SPV has made all interest and other required payments on all other interests it has issued. In addition, our subordinated interests will likely be unsecured and rank behind all of the secured creditors, known or unknown, of the SPV, including the holders of the senior interests it has issued. Consequently, to the extent that the value of the SPV’s portfolio of assets has been reduced as a result of conditions in the credit markets, or as a result of defaults, the value of the subordinated interests we retain would be reduced. Securitization imposes on us the same risks as borrowing except that our risk in a securitization is limited to the amount of subordinated interests we retain, whereas in a borrowing or debt issuance by us directly we would be at risk for the entire amount of the borrowing or debt issuance.

Cayman Islands SPV subsidiary risk. We invest in a wholly-owned SPV subsidiary formed under the laws of the Cayman Islands. Such SPV is not registered under the 1940 Act and, unless otherwise noted in this prospectus, is not subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the SPV, respectively, are organized, could result in the inability of the Fund and/or the subsidiary to operate as described in this prospectus and could negatively affect the Fund and its Shareholders. For example, Cayman Islands law does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on certain entities. If Cayman Islands law changes such that the SPV would be required to pay Cayman Islands governmental authority taxes, Shareholders would likely suffer decreased investment returns. Because the SPV would generally be considered a controlled foreign corporation for U.S. federal income tax purposes, we would be treated as having received certain income of this subsidiary, even if such income is not distributed to us. The Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its wholly-owned investment subsidiary. The Fund’s wholly-owned investment subsidiary also complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). See also “Material U.S. Federal Income Tax Considerations.”

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To the extent we securitize our assets, we may be subject to additional risks associated with Regulation AB. We may securitize our assets to create incremental levered returns for our Shareholders. On December 15, 2004, the SEC approved the final regulations covering the registration, disclosure, communications, and reporting requirements for asset-backed securities, or Regulation AB, which became effective January 1, 2006. On August 27, 2014, the SEC adopted revisions to Regulation AB. Regulation AB contains disclosure requirements applicable to registered securitizations, including requirements to provide historical financial data with respect to either prior securitized pools of the same asset class or prior originations and information with respect to the background, experience and roles of the various transaction parties, including those involved in the origination, sale or servicing of the loans in the securitized pool. Moreover, annual assessments of compliance with servicing criteria by servicers and attestation reports from an independent registered public accounting firm must be obtained with respect to securitized pools of loans.

Structured Finance Securities. A portion of the Fund’s investments may consist of collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations, collateralized debt obligations or other asset-backed securities or similar instruments. Structured finance securities may present risks similar to those of the other types of debt obligations in which the Fund may invest and, in fact, such risks may be of greater significance in the case of structured finance securities. Moreover, investing in structured finance securities may entail a variety of unique risks. Among other risks, structured finance securities may be subject to prepayment risk. In addition, the performance of a structured finance security will be affected by a variety of factors, including its priority in the capital structure of the issuer thereof, and the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets.

CDO and CLO risks. Our Credit Investments may include CDOs and/or CLOs which are subject to the following risks: (i) distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) CDOs and/or CLOs typically will have no significant underlying assets other than their underlying senior secured debt obligations or loans and payments on the CDOs and/or CLOs are and will be payable solely from the cash flows from such senior secured debt obligations and/or loans; (iv) the complex structure of the CDOs and/or CLOs and their interests may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results; (v) CDOs and/or CLOs are typically highly levered, and therefore the CDO and/or CLO interests that the Fund may invest in are subject to a higher risk of total loss; (vi) investments in CDOs and/or CLOs may be riskier and less transparent to us and our Shareholders than direct investments in the underlying companies; (vii) the potential for interruption and deferral of cash flow to our investments in the equity and junior debt tranches of CDOs and/or CLOs; (viii) interests in CDOs and/or CLOs may be illiquid; (ix) investments in foreign CDOs and/or CLOs may involve significant risks in addition to the risks inherent in U.S. CDOs and/or CLOs; (x) we may invest with collateral managers that have no or limited performance or operating history; (xi) the inability of a CDO or CLO collateral manager to reinvest the proceeds of any prepayments may adversely affect us; (xii) the loans underlying the CDOs and/or CLOS may be sold and replaced resulting in a loss to us; (xiii) we may not have direct rights against the underlying borrowers or obligors comprising the CDOs and/or CLOs’ investments or the entities that sponsored the CDOs and/or CLOs; and (xiv) investments in equity and junior debt tranches of CDOs and/or CLOs will likely be subordinate to the other debt tranches of such CDOs and/or CLOs, and are subject to a higher degree of risk of total loss.

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INVESTMENT RELATED RISKS –ACCOUNTS RECEIVABLES:

The Fund may invest in Credit Investments secured by receivables, such as credit card receivables and automobile receivables. The Fund may also invest directly in these investments. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. If the economy of the United States deteriorates, defaults on securities backed by credit card, automobile and other receivables may increase. In addition, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-related securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these securities.

Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. In recent years, certain automobile manufacturers have been granted access to emergency loans from the U.S. Government and have experienced bankruptcy. As a result of these events, the value of securities backed by receivables from the sale or lease of automobiles may be adversely affected.

INVESTMENT RELATED RISKS – SECOND LIEN OR OTHER SUBORDINATED (MEZZANINE) OR UNSECURED LOANS OR DEBT:

The Fund may invest in Credit Investments secured by mezzanine or unsecured loans/debt. The Fund may also invest directly in these instruments. Second lien or other subordinated (mezzanine) or unsecured loans or debt generally are subject to similar risks as those associated with investments in senior loans. In addition, because second lien or other subordinated (mezzanine) or unsecured loans or debt are subordinated in payment and/or lower in lien priority to senior loans, they are subject to additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Second lien or subordinated loans or debt, both secured and unsecured, may have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans and subordinated loans or debt, both secured and unsecured, which would create greater credit risk exposure. Second lien or other subordinated or unsecured loans or debt of below investment grade quality share risks similar to those associated with investments in other below investment grade securities and obligations.

INVESTMENT-RELATED RISKS—DERIVATIVES

We may be exposed to additional risks associated with derivative investments.

We may engage in derivative transactions in which we may purchase and sell a variety of derivative instruments, including taking long and short positions in exchange-listed and over-the-counter futures, forwards, swaps and similar instruments, credit transactions and credit default swaps. We also may purchase and sell derivative instruments that combine features of these instruments.

Derivatives may involve significant risks. Derivatives are financial instruments with a value in relation to, or derived from, the value of an underlying asset(s) or other reference, such as an index, rate or other economic indicator (each an underlying reference). Derivatives may include those that are privately placed or otherwise exempt from SEC registration, including Rule 144A eligible securities. Derivatives could result in Fund losses if the underlying reference does not perform as anticipated. Use of derivatives is a highly specialized activity that can involve investment techniques, risks, and tax planning different from those associated with more traditional investment instruments. The use of derivatives for other than hedging purposes may be considered a speculative trading practice, and involves greater risks than are involved in hedging. The Fund’s derivatives strategy may not be successful and could result in substantial, potentially unlimited, losses to the Fund regardless of the Fund’s actual investment. A relatively small movement in the price, rate or other economic indicator associated with the underlying reference may result in substantial loss for the Fund. Derivatives may be more volatile than other types of investments. The value of derivatives may be influenced by a variety of factors, including national and international political and economic developments. Potential changes to the regulation of the derivatives markets may make derivatives more costly, may limit the market for derivatives, or may otherwise adversely affect the value or performance of derivatives. Derivatives can increase the Fund’s risk exposure to underlying references and their attendant risks, such as the risk of an adverse credit event associated with the underlying reference (credit risk), the risk of an adverse movement in the value, price or rate of the underlying reference (market risk), the risk of an adverse movement in the value of underlying currencies (foreign currency risk) and the risk of an adverse movement in underlying interest rates (interest rate risk). Derivatives may expose the Fund to additional risks, including the risk of loss due to a derivative position that is imperfectly correlated with the underlying reference it is intended to hedge or replicate (correlation risk), the risk that a counterparty will fail to perform as agreed (counterparty risk), the risk that a hedging strategy may fail to mitigate losses, and may offset gains (hedging risk), the risk that losses may be greater than the amount invested (leverage risk), the risk that the Fund may be unable to sell an investment at an advantageous time or price (liquidity risk), the risk that the investment may be difficult to value (pricing risk), and the risk that the price or value of the investment fluctuates significantly over short periods of time (volatility risk). More detail on particular derivatives that may be utilized is discussed below.

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Swaps are derivatives, whereby in a typical swap transaction, two parties agree to exchange an amount equal to the return, based upon an agreed-upon notional value, earned on a specified underlying reference for a fixed return or the return from another underlying reference during a specified period of time. Swaps may be difficult to value and may be illiquid. Swaps could result in Fund losses if the underlying asset or reference does not perform as anticipated. Swaps create significant investment leverage such that a relatively small price movement in a swap may result in immediate and substantial losses to the Fund. The Fund may only close out a swap with its particular counterparty, and may only transfer a position with the consent of that counterparty. Certain swaps, such as short swap transactions and total return swaps, have the potential for unlimited losses, regardless of the size of the initial investment. Swaps can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, the risk relating to the uncertainty over the future real value (after inflation) of an investment (inflation risk), leverage risk, liquidity risk, pricing risk and volatility risk.

A futures contract is an exchange-traded derivative transaction between two parties in which a buyer agrees to pay a fixed price (or rate) at a specified future date for delivery of an underlying reference from a seller. Futures contract markets are highly volatile, and futures contracts may be illiquid. Futures exchanges may limit fluctuations in futures contract prices by imposing a maximum permissible daily price movement. The Fund may be disadvantaged if it is prohibited from executing a trade outside the daily permissible price movement. At or prior to maturity of a futures contract, the Fund may enter into an offsetting contract and may incur a loss to the extent there has been adverse movement in futures contract prices. The liquidity of the futures markets depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants make or take delivery, liquidity in the futures market could be reduced. Because of the low margin deposits normally required in futures trading, a high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. For certain types of futures contracts, losses are potentially unlimited. Futures markets are highly volatile and the use of futures may increase the volatility of the Fund’s NAV. Futures contracts can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, leverage risk, liquidity risk, pricing risk and volatility risk.

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A forward contract is an over-the-counter derivative transaction between two parties to buy or sell a specified amount of an underlying reference at a specified price (or rate) on a specified date in the future. Forward contracts are negotiated on an individual basis and are not standardized or traded on exchanges. The market for forward contracts is substantially unregulated and can experience lengthy periods of illiquidity, unusually high trading volume and other negative impacts, such as political intervention, which may result in volatility or disruptions in such markets. A relatively small price movement in a forward contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. Forward contracts can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, foreign currency risk and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, leverage risk, liquidity risk, pricing risk and volatility risk.

The SEC recently adopted rules that change the framework for the permissible use of derivatives and short sales (and other similar transactions that can have a leveraging effect) by the Fund (the “New Derivatives/Short Sale Rule”). The new rules will limit funds’ leverage risk based on value-at-risk (“VaR”) and would generally limit the Fund’s VaR so as not to exceed 200% of the VaR of a designated reference portfolio or 20% of the Fund’s net assets. The Fund must adhere to the New Derivatives/Short Sale Rule by August 19, 2022 and until such adherence, the Fund will continue to adhere to existing SEC and SEC Staff positions governing derivatives, short sales and other leverage creating transactions. The New Derivatives/Short Sale Rule may restrict, and/or impose additional costs or other burdens upon, the Fund’s participation in derivative transactions, short sales, and other leverage creating transactions.

INVESTMENT-RELATED RISKS—OTHER INSTRUMENTS/SECURITIES:

Real estate investment risk

In addition to the risks above associated with Credit Investments generally, our real estate-related investments are subject to real estate investment risk. Specifically, a number of particular factors may prevent these investments from generating sufficient net cash flow or may adversely affect their value, or both, resulting in less cash available for distribution, or a loss, to the Fund. These factors include adverse national, regional and local economic conditions, adverse local real estate conditions (such as over-supply or insufficient demand), changing demographics, and the inability of property managers to provide capable management and adequate maintenance.

General Risks of Commercial or Residential Real Estate Debt; Non-Performing Loans.

The Fund may invest in commercial or residential real estate loans and debt securities (including, but not limited to, investments in subordinate debt, such as mezzanine debt, b-notes, preferred equity and first mortgage loans, such as higher loan-to-value senior loans and bridge loans). The Fund may hold direct or indirect interests in performing or non-performing real estate Credit Investments. Non-performing real estate Credit Investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of such loan and/or purchasing senior loans. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the investment in respect of which such distribution was made. In addition, certain privately offered commercial real estate Credit Investments carry risks of illiquidity and lack of control. It is possible that the Adviser may find it necessary or desirable to foreclose on collateral securing one or more real estate loans purchased by the Fund. The foreclosure process will vary from jurisdiction to jurisdiction and can be lengthy and expensive. Issuers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action. During the foreclosure proceedings, an issuer may have the ability to file for bankruptcy or its equivalent, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. If this were to occur, the Fund may be negatively impacted. Similar risks relate to foreclosure of mezzanine debt and the exercising of remedies in connection with such debt.

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Other Risks Associated with Real Estate Loans.

Commercial Mortgage Loans. The Fund may invest in commercial mortgage Credit Investments. The value of the Fund’s commercial mortgage Credit Investments will be influenced by the historical rate of delinquencies and defaults experienced on the commercial mortgage Credit Investments and by the severity of loss incurred as a result of such defaults. The factors influencing delinquencies, defaults, and loss severity include: (i) economic and real estate market conditions by industry sectors (e.g., multi-family, retail, office, and hospitality); (ii) the terms and structure of the mortgage Credit Investments; and (iii) any specific limits to legal and financial recourse upon a default under the terms of such Credit Investments.

Commercial mortgage loans are generally viewed as exposing a lender to a greater risk of loss through delinquency and foreclosure than lending on the security of single-family residences. The ability of a borrower to repay a loan secured by income-producing property typically is dependent primarily upon the successful operation and operating income of such property (i.e., the ability of tenants to make lease payments, the ability of a property to attract and retain tenants, and the ability of the owner to maintain the property, minimize operating expenses, and comply with applicable zoning and other laws) rather than upon the existence of independent income or assets of the borrower. Most commercial mortgage loans provide recourse only to specific assets, such as the property, and not against the borrower’s other assets or personal guarantees.

Commercial mortgage loans generally do not fully amortize, which can necessitate a sale of the property or refinancing of the remaining “balloon” amount at or prior to maturity of the mortgage loan. Accordingly, investors in commercial mortgage loans bear the risk that the borrower will be unable to refinance or otherwise repay the mortgage at maturity, thereby increasing the likelihood of a default on the borrower’s obligation. Exercise of foreclosure and other remedies may involve lengthy delays and additional legal and other related expenses on top of potentially declining property values. In certain circumstances, the creditors may also become liable upon taking title to an asset for environmental or structural damage existing at the property.

Residential Mortgage Loans. The default rate for residential mortgage loans may continue to increase due in large part to borrowers’ inability or unwillingness to carry the mortgage loan on a current basis, increased mortgage loan carrying costs resulting from resets of adjustable rate mortgages and increases in taxes and insurance, the inability of borrowers to refinance mortgage loans and general factors that reduce the ability of the borrower to pay its mortgage loan obligations, including loss of employment, increased cost of living and unexpected significant bills such as healthcare-related expenses. Lenders may exercise their foreclosure rights which will further decrease the value of the residential real estate as foreclosure sales are often at lower prices than sales in the ordinary course. Such conditions could further decrease the value of the residential real estate. The Fund could face increased default rates on sub-performing and non-performing mortgage loans to which it has direct or indirect economic exposure, including loans that were modified with the expectation that they would be re-performing loans.

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Real Estate Investment Trusts Risk.

Investments in real estate investment trusts (REITs) and in securities of other companies (wherever organized) principally engaged in the real estate industry subject the Fund to, among other things, risks similar to those of direct investments in real estate and the real estate industry in general. These include risks related to general and local economic conditions, possible lack of availability of financing and changes in interest rates or property values. REITs are entities that either own properties or make construction or mortgage loans, and also may include operating or finance companies. The value of interests in a REIT may be affected by, among other factors, changes in the value of the underlying properties owned by the REIT, changes in the prospect for earnings and/or cash flow growth of the REIT itself, defaults by borrowers or tenants, market saturation, decreases in market rates for rents, and other economic, political, or regulatory matters affecting the real estate industry, including REITs. REITs and similar non-U.S. entities depend upon specialized management skills, may have limited financial resources, may have less trading volume in their securities, and may be subject to more abrupt or erratic price movements than the overall securities markets. REITs are also subject to the risk of failing to qualify for favorable tax treatment under the Code. The failure of a REIT to continue to qualify as a REIT for tax purposes can materially and adversely affect its value. Some REITs (especially mortgage REITs) are affected by risks similar to those associated with investments in debt securities including changes in interest rates and the quality of credit extended.

Reverse Repurchase Agreements Risk.

Reverse repurchase agreements are agreements in which a Fund sells a security to a counterparty, such as a bank or broker-dealer, in return for cash and agrees to repurchase that security at a mutually agreed upon price and time. Reverse repurchase agreements carry the risk that the market value of the security sold by the Fund may decline in value, requiring the Fund to post additional collateral or to repurchase the security. Reverse repurchase agreements also may be viewed as a form of borrowing, and borrowed assets used for investment creates leverage risk. Leverage can create an interest expense that may lower the Fund’s overall returns. Leverage presents the opportunity for increased net income and capital gains, but may also exaggerate the Fund’s volatility and risk of loss. In connection with the Fund’s investments in reverse repurchase agreements, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

We may invest in foreign issuers/obligations which expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we may have difficulty enforcing creditor’s rights in foreign jurisdictions.

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Although our investments are expected to be generally U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.

Emerging Market Securities Risk.

Securities issued by foreign governments or companies in emerging market countries are more likely to have greater exposure to the risks associated with investment in foreign securities. In addition, emerging market countries are more likely to experience instability resulting, for example, from rapid changes or developments in social, political, economic or other conditions. Their economies are usually less mature and their securities markets are typically less developed with more limited trading activity (i.e., lower trading volumes and less liquidity) than more developed countries. Emerging market securities tend to be more volatile than securities in more developed markets. Many emerging market countries are heavily dependent on international trade and have fewer trading partners, which makes them more sensitive to world commodity prices and economic downturns in other countries, and some have a higher risk of currency devaluations.

We may invest in equity securities, which may be more volatile than other investments.

The value of a particular equity security in which we may invest may decrease. The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, management decisions, decreased demand for an issuer’s products or services, increased production costs, general economic conditions, interest rates, currency exchange rates, investor perceptions and market liquidity. Equity securities tend to be more volatile than bonds and money market instruments. In the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of common stock holders and are likely to have varying types of priority over holders of preferred and convertible stock. These risks may increase fluctuations in the Fund’s NAV.

Risks of Shorting Equity Securities

In seeking to achieve the Fund’s objective, the Fund may, from time to time (and not as a part of its principal strategy), effect short sales of equity securities. To effect a short sale, the Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Thus, short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in equity securities sold short are more risky than long positions (purchases) in equity securities because there is no limit on the loss that may be incurred. Moreover, the amount of any gain achieved through a short sale will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Fund may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a “short squeeze” can occur, and the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the equity security sold short and the equity securities being hedged. Any short selling may exaggerate the volatility of the Fund’s investment portfolio. Short selling may result in increased transaction costs to the Fund. Any short selling could subject the Fund to increased leverage risk. The SEC has recently adopted rules that change the framework for the permissible use of short sales. See “Use of Leverage” and “Investment Related Risks – Derivatives” for more information.

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We may be exposed to additional risks to the extent we invest in senior loans, including corporate loans.

There is less readily available and reliable information about most senior loans than is the case for many other types of instruments, including listed securities. Senior loans are not listed on any national securities exchange or automated quotation system and as such, many senior loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. To the extent that a secondary market does exist for certain senior loans, the market is more volatile than for liquid, listed securities and may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates, resulting in fluctuations in the Fund’s NAV and difficulty in valuing the Fund’s portfolio of senior loans.

Senior loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a senior loan will result in a reduction of income to the Fund, a reduction in the value of the senior loan and a potential decrease in the Fund’s NAV. The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates. The Adviser relies primarily on its own evaluation of borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.

Investing in private companies/issuers involves a high degree of risk.

Our investment portfolio may consist of, among other things, loans to, and investments in, private companies or issuers. Investments in private ventures, vehicles or businesses involve a high degree of business and financial risk, which can result in substantial losses and, accordingly, should be considered speculative. There is generally very little publicly available information about these issuers, and we rely significantly on the due diligence of the members of the investment team to obtain information in connection with our investment decisions. It is thus difficult, and often impossible, to protect the Fund from the risk of fraud, misrepresentation or poor judgment by these issuers.

ETF Risk.

The Fund may invest in ETFs. An ETF’s share price may not track its specified market index (if any) and may trade below its NAV. Certain ETFs use a “passive” investment strategy and do not take defensive positions in volatile or declining markets. Other ETFs in which the Fund may invest are actively managed ETFs (i.e., they do not track a particular benchmark), which indirectly subjects the Fund to active management risk. An active secondary market in ETF shares may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions or other reasons. There can be no assurance that an ETF’s shares will continue to be listed on an active exchange. In addition, shareholders bear both their proportionate share of the Fund’s expenses and similar expenses incurred through ownership of the ETF. There is a risk that ETFs in which the Fund invests may terminate due to extraordinary events. For example, any of the service providers to ETFs, such as the trustee or sponsor, may close or otherwise fail to perform their obligations to the ETF, and the ETF may not be able to find a substitute service provider. Also, certain ETFs may be dependent upon licenses to use various indexes as a basis for determining their compositions and/or otherwise to use certain trade names. If these licenses are terminated, the ETFs may also terminate. In addition, an ETF may terminate if its net assets fall below a certain amount.

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Other Investment Companies Risk.

The Fund may also, subject to applicable regulatory limits, invest in securities of other open- or closed-end investment companies (including ETFs and Business Development Companies (“BDCs”)) that invest primarily in the types of securities in which the Fund may invest directly. The market value of the shares of other investment companies may differ from their NAV. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Fund’s advisory and other fees and expenses with respect to assets so invested. Shareholders will therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. The Adviser will take expenses into account when evaluating the merits of an investment in an investment company relative to other available investments.

The securities of other investment companies, including ETFs or BDCs, in which the Fund may invest may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities. An investment in securities of other investment companies, including ETFs or BDCs, that use leverage may expose the Fund to higher volatility in the market value of such securities and the possibility that the Fund’s long-term returns on such securities (and, indirectly, the long-term returns of the Shares) will be diminished.

Preferred Stock Risk.

The Fund may also invest in preferred stock. Preferred stock is a type of stock that generally pays dividends at a specified rate and that has preference over common stock in the payment of dividends and the liquidation of assets. Preferred stock does not ordinarily carry voting rights. The price of a preferred stock is generally determined by earnings, type of products or services, projected growth rates, experience of management, liquidity, and general market conditions of the markets on which the stock trades. The most significant risks associated with investments in preferred stock include market risk and interest rate risk (i.e., the risk of losses attributable to changes in interest rates).

Convertible Securities Risk.

The Fund may also invest in convertible securities. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate risk and credit risk. Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk. The Fund may also be forced to convert a convertible security at an inopportune time, which may decrease the Fund’s return.

Money Market Funds Risk.

The Fund may invest cash in, or hold as collateral for certain investments, shares of registered money market funds. These funds are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. The Fund and its shareholders indirectly bear a portion of the expenses of any money market fund or other fund in which the Fund may invest.

Deferred Interest, Pay-in-Kind or Zero Coupon Bonds/Notes Risk.

The Fund may invest in deferred interest, pay-in-kind or zero coupon bonds/notes. Investments in zero-coupon and payment-in-kind securities are subject to certain risks, including that market prices of zero-coupon and payment-in-kind securities generally are more volatile than the prices of securities that pay interest periodically and in cash, and are likely to respond to changes in interest rates to a greater degree than other types of debt securities with similar maturities and credit quality. Because zero-coupon securities bear no interest, their prices are especially volatile. And because zero-coupon bondholders do not receive interest payments, the prices of zero-coupon securities generally fall more dramatically than those of bonds that pay interest on a current basis when interest rates rise. However, when interest rates fall, the prices of zero-coupon securities generally rise more rapidly in value than those of similar interest paying bonds. Under many market and other conditions, the market for zero-coupon and payment-in-kind securities may suffer decreased liquidity making it difficult for the Fund to dispose of them or to determine their current value. In addition, as these securities may not pay cash interest, the Fund’s investment exposure to these securities and their risks, including credit risk, will increase during the time these securities are held in the Fund’s portfolio. Further, to maintain its qualification for treatment as a RIC and to avoid Fund-level U.S. federal income and/or excise taxes, the Fund is required to distribute to its Shareholders any income it is deemed to have received in respect of such investments, notwithstanding that cash has not been received currently, and the value of paid-in-kind interest. Consequently, the Fund may have to dispose of portfolio securities under disadvantageous circumstances to generate the cash, or may have to leverage itself by borrowing the cash to satisfy this distribution requirement. The required distributions, if any, would result in an increase in the Fund’s exposure to these securities. The payment deferral associated with such instruments may, in certain instances, introduce a significantly higher credit risk than current coupon paying bonds/notes. Since these instruments require judgment about the collectability of the deferred payments versus the value of any associated collateral, this may introduce additional unreliability in their valuations. The higher yields and interest rates on deferred interest, pay-in-kind and zero coupon bonds/notes may reflect the payment deferral and increased credit risk associated with such instruments. In addition, under certain circumstances, the deferral of interest on these securities may also reduce the loan-to-value ratio at a compounding rate.

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STRUCTURAL AND MARKET-RELATED RISKS:

Coronavirus (COVID-19) Risk.

In December 2019, the virus SARS-CoV-2, which causes the coronavirus disease known as COVID-19, spread around the world, resulting in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across the globe, as well as the implementation of travel restrictions and remote working and “shelter-in-place” or similar policies by numerous companies and national and local governments. These actions caused the disruption of manufacturing supply chains and consumer demand in certain economic sectors, resulting in significant disruptions in local and global economies. The Fund’s performance was negatively impacted during the initial periods of the pandemic. The longer-term impact of COVID-19 on the operations of the Adviser and the performance of the Fund is difficult to predict, but may also be adverse. The longer-term potential impact on such operations and performance could depend to a large extent on future developments and actions taken by authorities and other entities to contain COVID-19 and its economic impact. The impacts, as well as the uncertainty over impacts to come, of COVID-19 have adversely affected the performance of the Fund and may continue to do so in the future.

Use of leverage risk.

Any leverage utilized by the Fund will have seniority over our Shares and may be secured by the assets of the Fund. The use of leverage by the Fund can magnify the effect of any losses. Drops in asset values may magnify losses or totally eliminate the Fund’s equity in a leveraged investment. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, our Shares’ return will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on our Shares will be less than if leverage had not been used. Leverage involves risks and special considerations for Shareholders including:

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●	the likelihood of greater volatility of NAV (and market price) of our Shares than a comparable portfolio without leverage;

●	the risk that fluctuations in interest rates on leverage, including Borrowings (defined below), that we may pay will reduce the return to Shareholders or will result in fluctuations in the dividends paid on our Shares; and

●	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of our Shares than if we were not leveraged (which may result in a greater decline in the market price of our shares).

There can be no assurances that a leveraging strategy will be successful. We may continue to use leverage if the benefits to the Shareholders of maintaining the leveraged position are believed by the Board to outweigh any current reduced return.

Our ability to raise additional capital may be limited.

We may in the future issue debt securities or preferred shares or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, we are permitted to issue additional preferred shares so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred shares, is at least 200% after each issuance of such preferred shares. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments to repay a portion of our indebtedness at a time when doing so may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our Shareholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred shares, the preferred shares would rank “senior” to our Shares in our capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of our Shareholders, and the issuance of preferred shares could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our Shares or otherwise be in your best interest. The Fund does not expect to issue preferred shares within 12 months from the date of this prospectus.

We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, NAV, operating results or the value of our Shares.

Our investment objective is described in “Investment Objective, Strategies and Policies-Investment Philosophy and Process.” This investment objective may be changed by our Board if we provide our Shareholders with at least 60 days prior notice. In addition, our Board has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without Shareholder approval. We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, NAV, performance or the value of our Shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Finally, since our Shares are not traded on a national securities exchange, you will be limited in your ability to sell your Shares in response to any changes in our investment objective, policies, investment criteria or strategies.

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The amount of any distributions we may make is uncertain.

Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes.

We currently intend to declare and pay dividends/distributions of substantially all net investment income quarterly, but in no event less than annually. We also intend to distribute substantially all net realized capital gains at least annually. We will pay these distributions to our Shareholders out of assets legally available for distribution. While our Adviser may agree to limit our expenses to ensure that such expenses are reasonable in relation to our income, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as an investment company may limit our ability to pay distributions. All distributions will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable investment company regulations and such other factors as our Board may deem relevant from time to time. We cannot assure you that we will pay distributions to our Shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. Such a return of capital is not immediately taxable, but reduces your tax basis in our Shares, which may result in you recognizing more gain (or less loss) when your Shares are sold. Distributions from the proceeds of our public offering or from borrowings will be distributed after payment of fees and expenses and could reduce the amount of capital we ultimately invest in our investments.

An investment in our Shares, unlike an investment in a traditional listed closed-end fund, may be illiquid.

An investment in our Shares, unlike an investment in a traditional listed closed-end fund, may be illiquid. Unlike traditional listed closed-end funds, we have not listed our Shares for trading on any securities exchange, and we do not expect any secondary market to develop for our Shares unless they are traded on a securities exchange, if at all. Even if a secondary market develops, there can be no assurances that such a market will be efficient. In addition, although we will conduct quarterly repurchase offers of our shares, there is no guarantee that all tendered Shares will be accepted for repurchase or that Shareholders will be able to sell all of the Shares they desire in a quarterly repurchase offer. In certain instances, repurchase offers may be suspended or postponed.

An investment in Shares is not suitable for investors who need access to the money they invest in the short term or within a specified timeframe. Unlike open-end funds (commonly known as mutual funds) which generally permit redemptions on a daily basis, shares will not be redeemable at an investor’s option (other than pursuant to our repurchase policy, as defined below). The NAV of our Shares may be volatile. As our Shares are not traded, investors may not be able to dispose of their investment in the Fund no matter how poorly we perform. We are designed for long-term investors and not as a trading vehicle. Moreover, our Shares will not be eligible for “short sale” transactions or other directional hedging products.

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We rely upon our Adviser and key personnel to manage the Fund.

We are subject to management risk because we are an actively managed portfolio. The Adviser applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Adviser’s judgments about the attractiveness, value and potential appreciation of Credit Investments may prove to be incorrect. In addition, the implementation of our investment strategies depends upon the continued contributions of certain key employees of the Adviser, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a key member of the portfolio management team could have a negative impact on us during the transitional period that would be required for a successor to assume the responsibilities of the position.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of our Adviser. Our Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Our future success will depend to a significant extent on the continued service and coordination of the professionals of our Adviser. The departure of our portfolio manager or certain other key professionals of the Adviser could have a material adverse effect on our ability to achieve our investment objective.

We have limited operating history.

While we will rely upon the investment expertise, skill and network of business contacts of the professionals serving our Adviser and its managing member who have extensive expertise managing Credit Investments, each of the Fund and the Adviser has a relatively limited operating history, and is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of our Shares could decline substantially. There is no basis on which investors can evaluate the performance of the Fund or the Adviser.

We are subject to non-diversification risk.

We are classified as “non-diversified” under the 1940 Act. As a result, we can invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. We intend to maintain our status as a RIC under Subchapter M, and thus we intend to satisfy the diversification requirements of Subchapter M.

An investment in our Shares should not be considered a complete investment program.

The Fund is intended for investors seeking income over the long-term, and is not intended to be a short-term trading vehicle. An investment in our Shares should not be considered a complete investment program. Each investor should take into account our investment objective and other characteristics, as well as the investor’s other investments, when considering an investment in our Shares.

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Our repurchase policy may subject us to additional risks.

Repurchases of Shares will reduce the amount of outstanding Shares and, thus, our net assets. To the extent that additional Shares are not sold, a reduction in our net assets may increase our expense ratio (subject to the Adviser’s reimbursement of expenses) and limit our investment opportunities.

If a repurchase offer is oversubscribed by Shareholders, we will repurchase only a pro rata portion of the Shares tendered by each Shareholder. In addition, because of the potential for such proration, Shareholders may tender more Shares than they may wish to have repurchased in order to ensure the repurchase of a specific number of their Shares, increasing the likelihood that other Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund. To the extent Shareholders have the ability to sell their Shares to the Fund pursuant to a repurchase offer, the price at which a Shareholder may sell Shares, which will be the NAV per Share most recently determined as of the last day of the offer, may be lower than the price that such Shareholder paid for its Shares.

We may find it necessary to hold a portion of our net assets in cash or other liquid assets, sell a portion of our portfolio investments or borrow money in order to finance any repurchases of our Shares. We may accumulate cash by holding back (i.e., not reinvesting or distributing to Shareholders) payments received in connection with our investments, which could potentially limit our ability to generate income. We also may be required to sell our more liquid, higher quality portfolio investments to purchase Shares that are tendered, which may increase risks for remaining Shareholders and increase our expenses. We may also borrow money in order to meet our repurchase obligations. There can be no assurance that we will be able to obtain financing for our repurchase offers. If we borrow to finance repurchases, interest on any such borrowings may negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing our expenses (subject to the Adviser’s reimbursement of expenses, if any) and reducing any net investment income. The purchase of Shares by the Fund in a repurchase offer may limit our ability to participate in new investment opportunities.

See “Periodic Repurchase Offers” below for additional information on, and the risks associated with, our repurchase policy.

The Adviser receives an asset-based management fee, even if the Fund is not at all times fully invested.

Since the management fee paid to the Adviser is based on gross assets held by the Fund, the Adviser’s management fee will take into account cash, and cash equivalents and all other assets held by the Fund, even if the Fund is not at all times fully invested.

Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our Shareholders.

Our Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to offerings of shares or senior securities by us, which allows the Adviser to earn increased management fees. In addition, if we decide to utilize leverage, it will increase our assets and, as a result, will increase the amount of management fees payable to our Adviser. Moreover, as the management fee is charged on gross assets (without deduction of liabilities) of the Fund, the Adviser has an incentive to cause the Fund to incur leverage. Please see “Conflicts of Interest” for more information.

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FEES AND EXPENSES

The purpose of the table and the example below is to help you understand certain fees and expenses that you, as a holder of our Shares (a “Shareholder”), would bear directly or indirectly. Our actual expenses may vary from the estimated expenses shown in the table.

Shareholder Transaction Expenses	Class I
Maximum Sales Load (as a percent of offering price)	None
Annual Expenses (as a percentage of net assets attributable to shares) (1)
Management Fees(2)	1.80%
Distribution and Shareholder Servicing Fees	None
Interest Payments on Borrowed Funds(3)	0.56%
Acquired Fund Fees and Expenses(4)(5)	0.02%
Other Expenses(6)	1.29%
Total Gross Annual Expenses(7)	3.67%
Expense Reimbursement(8)	(0.69)%
Total Net Annual Expenses	2.98%

(1)

Amounts shown in the table reflect estimated average net assets of $120 million during the Fund’s current fiscal year. There can be no assurance that the Fund will achieve its estimated net asset level. Actual expenses will depend principally on the Fund’s level of net assets, which will be affected by the number of Shares the Fund sells in this offering.

(2)	Our Management Fee under the Advisory Agreement will be calculated at an annual rate of 1.50% of the daily gross assets of the Fund. “Gross Assets” means the total assets of the Fund prior to deducting liabilities. Derivatives will be valued at market value for purposes of determining “gross assets” in the calculation of management fees. The management fee shown in the table above is higher than the contractual rate because the management fee in the table is required to be calculated as a percentage of net assets, rather than gross assets. Because the Management Fee is based on the Fund’s daily gross assets, the Fund’s use of leverage, if any, will increase the Management Fee paid to the Adviser. For the one-year period beginning on March 1, 2021, the Adviser has voluntarily agreed to reduce the Management Fee to 1.25% of the Fund’s daily gross assets. The table above and example below reflect the Management Fee as an annual rate of 1.50% of the daily gross assets of the Fund.

(3)	The Fund may borrow funds to make investments. To the extent that the Fund determines it is appropriate to borrow funds for investments, the costs associated with such borrowing will be borne by shareholders through their ownership of Fund Shares. The interest expense shown in the table is an estimate based on the Adviser’s experience in implementing the investment strategy for the current fiscal year. However, the actual amount may vary depending on a variety of factors, including market conditions.

(4)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies or private funds. These indirect costs may include performance fees paid to the acquired fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the acquired funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. Indirect costs/expenses of any Fund investments in REITs are not included in Acquired Fund Fees and Expenses.

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(5)	Based on estimated amounts for the current fiscal year.

(6)	“Other Expenses” shown in the table reflect estimated average net assets of $120 million during the Fund’s current fiscal year. Other expenses include, among other things, administration fees, transfer and sub-transfer agency fees, legal fees, the independent auditor’s fees, printing costs and fees payable to the Independent Trustees.

(7)	“Total Gross Annual Expenses” include all of the fees and expenses of any subsidiary or special purpose vehicle consolidated with the Fund in accordance with Generally Accepted Accounting Principles (“GAAP”) in the Unites States.

(8)	The Adviser has agreed, pursuant to an expense limitation agreement (the “ELA”), to waive the fees payable to it under the Advisory Agreement or to pay or absorb ordinary operating expenses of the Fund, including, without limitation, organization and offering expenses (excluding brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest and commitment fees; short dividend expense; acquired fund fees; taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business – collectively, the “Exclusions”) solely to the extent necessary to limit the Other Expenses of the Fund as shown in the Table less the Exclusions to .50% of the gross assets as allocated to each class of the Fund. The Adviser shall be permitted to recoup in later periods Fund expenses that the Adviser has paid or otherwise borne to the extent that the expenses for the Fund fall below the annual limitation rate in effect at the time of the actual waiver/reimbursement and to the extent that they do not cause the Fund to exceed the annual rate in effect at the time of the recoupment. Under the ELA, the Adviser is not permitted to recoup such expenses beyond three years from date on which the Adviser reduced a fee or reimbursed an expense. The ELA will remain in effect through March 1, 2022, unless sooner terminated at the sole discretion of the Board, but in no case will the ELA be terminated prior to one year from the date of this Prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to Shares remain unchanged and Shares earn a 5% annual return, and that the ELA is in effect for the first year.

Share Class	1 Year	3 Years	5 Years	10 Years
Class I Shares	$30	$101	$175	$369

The purpose of the above table is to help a holder of Shares understand the fees and expenses that such holder would bear directly or indirectly. The example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.

THE FUND

We are a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund does not intend to hold annual meetings of its Shareholders. We were organized as a Delaware statutory trust on July 20, 2018. Our principal office is located at 299 Park Avenue, 25th Floor, New York, New York 10171 and its phone number is (212) 377-4810.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single Institutional Class Share (“Class I”). The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the period ended October 31, 2020 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s annual report dated October 31, 2020. To request the Fund’s annual report or semi-annual report, please call 1-833-834-4923.

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The table below sets forth financial data for one share of beneficial interest outstanding throughout the period presented.

	For the Year Ended October 31, 2020	For the Period March 4, 2019 (Commencement of Operations) to October 31, 2019
PER SHARE OPERATING PERFORMANCE:
Net asset value - beginning of period	$20.38	$20.00
INCOME/(LOSS) FROM INVESTMENT OPERATIONS:
Net investment income(a)	0.59	0.35
Net realized and unrealized gain/(loss) on investments	(0.55)	0.63
Total Income from Investment Operations	0.04	0.98

DISTRIBUTIONS TO SHAREHOLDERS:
From net investment income	(0.77)	(0.60)
From tax return of capital	(0.43)	–
Total Distributions to Shareholders	(1.20)	(0.60)

Net asset value per share - end of period	$19.22	$20.38

Total Investment Return - Net Asset Value(b)	0.53%	4.92%

RATIOS AND SUPPLEMENTAL DATA:
Net assets attributable to shares, end of period (000s)	$86,791	$73,602
Ratio of actual expenses to average net assets including fee waivers and reimbursements	2.55%	1.52	%(c)
Ratio of actual expenses to average net assets excluding fee waivers and reimbursements	4.02%	4.11	%(d)
Ratio of net investment income to average net assets	3.07%	2.57	%(c)
Portfolio turnover rate	79.44%	25.84	%(e)

(a)	Calculated using average shares outstanding.
(b)	Total investment return is calculated assuming a purchase of a share at the opening on the first day and a sale at closing on the last day of the period reported. Dividends and distributions are assumed for purposes of this calculation to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Total investment return does not reflect brokerage commissions, if any, and are not annualized.
(c)	These ratios to average net assets have been annualized.
(d)	These ratios to average net assets have been annualized except the non-recurring organizational expenses which have not been annualized.
(e)	Percentage represents the results for the period and is not annualized.

USE OF PROCEEDS

The Adviser anticipates that the investment of the net proceeds of the continuous offering of Shares will be made in accordance with our investment objective and policies as soon as practicable after receipt by us. Pending investment of the net proceeds, we may invest in cash, cash equivalents, short-term debt securities or U.S. government securities. We may maintain a portion of the proceeds of the continuous offering in cash to meet operational needs. See “Investment Objective, Strategies and Policies.” In addition, we may use such proceeds to pay distributions to Shareholders.

INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES

Investment Objective

Our investment objective is to seek attractive risk-adjusted total returns through generating income and capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in a wide array of predominantly structured credit and securitized debt instruments. There can be no assurance that our investment objective will be achieved.

Our investment objective and, unless otherwise specified, our investment policies and limitations are not considered to be fundamental by the Fund and can be changed by the Board of Trustees (the “Board,” and each of the trustees on the Board, a “Trustee”) without a vote of the Shareholders. However, our investment objective may only be changed by our Board if we provide our Shareholders with at least 60 days prior notice. Certain investment restrictions specifically identified as such below and in the SAI are considered fundamental and may not be changed without the approval of the holders of a majority of the outstanding voting securities of the Fund, as defined in the 1940 Act.

Investment Strategies and Policies

Under normal investment conditions, the Fund invests at least 80% of its assets (including borrowings for investment purposes) in debt obligations.

The securities/instruments acquired by the Fund may include all types of debt and other obligations (“Credit Investments”), and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, interest payments and maturity, and may consist of the following: (i) residential and commercial mortgage-backed securities (“MBS”), as well as real estate loans or pools of such loans; (ii) asset-backed securities (“ABS”), or other instruments secured by financial, physical, and/or intangible assets (e.g., receivables or pools of receivables), and investments in any assets/instruments underlying the foregoing structured/secured obligations; (iii) debt and equity tranches of collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”); (iv) public and private senior and mezzanine, senior secured or unsecured bonds/loans; and (v) other income producing securities, including investment grade debt, debentures and notes, and deferred interest, pay-in-kind or zero coupon bonds/notes. The Fund may invest without limit in CLOs or CDOs, including the equity tranches of such vehicles. See “Investment-Related Risks—Asset-Backed Securities And Mortgage-Backed Securities/Securitizations/Structured Finance Securities/CDOs And CLOs” for the heightened risks associated with equity tranche investments.

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The Fund may also invest indirectly in any of the foregoing instruments through: (i) investing in other funds, including exchange traded funds (“ETFs”) and up to 15% of its net assets in funds that are excluded from the definition of “investment company” under the 1940 Act solely by reason of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, that are primarily invested in Credit Investments (except that investments in MBS, ABS, CLOs or CDOs and other Credit Investments that are not hedge funds or private equity funds are not subject to such 15% limitation); or (ii) entering into derivatives, including long and short positions in credit default swaps, total return swaps, forward contracts, futures and other similar transactions. The Fund may also use derivatives for cash management purposes, to modify interest rate exposure or to hedge positions. The Fund may invest in derivatives without limit, subject to adherence to applicable asset coverage and/or segregation requirements of the 1940 Act. (The Fund counts the foregoing indirect investments in debt obligations towards the Fund’s requirement to invest at least 80% of its assets in debt obligations.)

The Fund anticipates that many Credit Investments will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit Investments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

The Fund may invest in deferred interest, pay-in-kind or zero coupon bonds/notes. The payment deferral associated with such instruments may, in certain instances, introduce a significantly higher credit risk than current coupon paying bonds/notes.

In seeking to achieve the Fund’s objective, the Fund may also invest a portion of its net assets in (i) U.S. and foreign government obligations, and highly-rated debt instruments (e.g., commercial paper or other money market instruments); and (ii) long and short positions in public or private equity securities, including common, preferred or convertible stock and rights or warrants. These securities can include shares of (or interests in) ETFs, other investment companies or real estate investment trusts.

The Fund may add leverage to its portfolio through direct borrowing and/or through entering into reverse repurchase agreements or derivative transactions that create leverage.

At any given time, a substantial portion of our portfolio may be illiquid, subjecting the Fund to increased credit risk. If a borrower or obligor or other counterparty on an instrument underlying a Credit Investment is unable to make its payments, we may be greatly limited in our ability to recover any outstanding principal and interest (or other applicable amounts) under such Credit Investment. Our Shares therefore should be purchased only by investors who could afford a possible substantial loss of their investment. There is no geographic or currency limitation on the securities or instruments acquired by the Fund. The Fund may purchase debt or equity securities of non-U.S. governments and corporate entities domiciled outside of the United States, including emerging markets issuers.

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The Fund has received an exemptive order from the Securities and Exchange Commission (the “Order”) in order to be able to make certain investments alongside certain of its affiliates. The Order allows the Fund to fully negotiate terms of co-investment transactions with other funds managed by the Adviser or certain affiliates. The Fund may only co-invest with certain entities affiliated with its Adviser in negotiated transactions originated by its Adviser or its affiliates in accordance with such Order and existing regulatory guidance. See “Risk Factors - We are subject to affiliated party and co-investment restrictions.”

Investment Philosophy and Process

In selecting the Fund’s Credit Investments (many of which are expected to include structured credit and securitized debt instruments), the Adviser employs a disciplined bottom-up research-based approach combined with top-down risk/return portfolio guidelines, in seeking to identify investment opportunities with attractive risk-adjusted returns. The approach generally includes: (i) developing and maintaining sophisticated econometric models based on data collected from internal and third-party sources; (ii) in-depth analysis of investment structure, including the impact of collateral performance, timing of cash flows, triggers and rating agency analyses; (iii) legal, tax and regulatory frameworks; (iv) valuation analysis of securitization assets, including an assessment of borrowers’ ability to repay; and (v) factors believed to influence market pricing, including historical sector performance and pricing, market sentiment, dealer inventory and positioning.

The Adviser may determine to sell an investment under several circumstances, such as when the Adviser believes the investment’s target value is realized, the instrument’s fundamentals deteriorate, more attractive investment alternatives are identified, or when it wishes to raise cash.

USE OF LEVERAGE

We intend to use leverage for investment and other purposes, such as for financing the repurchase of our Shares or to otherwise provide us with liquidity. As a registered closed-end management investment company, we are generally required to meet an asset coverage ratio with respect to our outstanding senior securities representing indebtedness (collectively, “Borrowings”), defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, of at least 300% after each issuance of senior securities representing indebtedness. In addition, if we issue preferred shares, we are generally required to meet an asset coverage ratio with respect to our outstanding preferred shares, as defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred shares, of at least 200% immediately after each issuance of such preferred shares. We are also prohibited from issuing or selling any senior security if, immediately after such issuance, we would have outstanding more than (i) one class of senior security representing indebtedness, exclusive of any promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, or (ii) one class of senior security which is stock, except that in each case any such class of indebtedness or stock may be issued in one or more series.

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We anticipate utilizing leverage through direct borrowing and/or through entering into reverse repurchase agreements or derivative transactions that create leverage, subject to the limitations of the 1940 Act. Certain types of Borrowings may result in us being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. In addition, the Borrowings in which we may incur will likely be secured by a lien on our assets. Borrowings may be at a fixed or floating rate and generally will be based upon short-term rates. So long as the rate of return, net of our applicable expenses, on our portfolio investments purchased with Borrowings exceeds the then-current interest rate and other costs on such Borrowings, we will generate more return or income than will be needed to pay such interest payments and other costs. In this event, the excess will be available to pay higher dividends to Shareholders. If the net rate of return on our investments purchased with Borrowings does not exceed the costs of such Borrowings, the return to Shareholders will be less than if leverage had not been used. The cost associated with any issuance and use of leverage will be borne by the Shareholders and result in a reduction of the NAV of our Shares. Such costs may include legal fees, audit fees, structuring fees, commitment fees and a usage (borrowing) fee. Investments or trading practices (such as reverse repurchase agreements and various derivative transactions) that involve contractual obligations to pay in the future are subject to the same requirements unless the Fund designates liquid assets in an amount the Fund believes to be equal to the Fund’s contractual obligations (marked-to-market on a daily basis) or appropriately “covers” such obligations with offsetting positions. To the extent that the Fund enters into a credit default swap on a particular security as a seller (writer of protection), the Fund will segregate assets equal to the full notional amount of the reference obligation. In certain circumstances, the Fund may enter into an offsetting position rather than segregating or designating liquid assets.

The use of leverage is a speculative technique and investors should note that there are special risks and costs associated with the leveraging of our Shares. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed. When leverage is employed, the NAV and the yield to Shareholders will be more volatile. Leverage creates a greater risk of loss, as well as potential for more gain, for our Shares than if leverage is not used. In addition, the Adviser is paid more if we use leverage, which creates a conflict of interest for the Adviser. See “Risk Factors-Structural and Market-Related Risks” below.

NON-LISTED CLOSED-END FUND

We are organized as a closed-end management investment company. Unlike shares of open-end management investment companies (commonly known as mutual funds), which generally are redeemable on a daily basis, our Shares are not redeemable at an investor’s option (other than pursuant to the Fund’s repurchase policy) and, unlike traditional listed closed-end funds, our Shares are not traded on any securities exchange. We do not expect a secondary market in our Shares to develop. Therefore, investors should not expect to be able to sell their Shares regardless of how we perform. As a result of the foregoing, an investment in our Shares may not be suitable for investors that require liquidity, other than liquidity provided through our repurchase policy. An investor may not be able to sell or otherwise liquidate his, her or its Shares whenever such investor would prefer. If and to the extent that a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per share. We may not be suitable for investors who cannot bear the risk of substantial loss of investment or who need a reasonable expectation of being able to liquidate all or a portion of their investment in a particular time frame. Although we will make quarterly offers to repurchase our Shares, there can be no assurance that we will repurchase all Shares that are tendered by a Shareholder in connection with any repurchase offer and Shareholders should consider that they may not have access to all of the money they invest in the short term or within a specified timeframe. We are designed for long-term investors and an investment in our Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. See “Non-Listed Closed-End Fund” and “Investor Suitability.” See also “Risk Factors-Structural and Market-Related Risks.”

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RISK FACTORS

Investing in our Shares involves a number of significant risks. In addition to the other information contained elsewhere in this prospectus, you should consider carefully the following information before making an investment in our Shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of our Shares could decline, and you may lose all or part of your investment. This section describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s.

Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a substantial loss of the amount invested. The Fund may not achieve its investment objective. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s investment objectives and individual situation and (ii) consider factors such as an investor’s net worth, income, age and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon or cannot bear a substantial loss of investment. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may also be adversely affected by business continuity issues for companies and markets, including as a result of pandemics, such as COVID-19; cybersecurity issues, including disruptions to company operations, national and local elections and power supply and generation; and natural disasters and ecological damage. The COVID-19 pandemic has adversely impacted economies and capital markets around the world in ways that will likely continue and may change in unforeseen ways for an indeterminate period. The COVID-19 pandemic may exacerbate pre-existing political, social, economic risks in certain countries and generally. The impacts, as well as the uncertainty over impacts to come, of COVID-19 have adversely affected the performance of the Fund and may continue to do so in the future.

INVESTMENT-RELATED RISKS—GENERAL:

We are subject to credit risks and risks associated with below investment grade securities.

While the Fund’s investments are expected to consist of predominantly structured credit and securitized debt instruments, some of our investments are subject to greater credit risk than others. Credit risk is the risk that an issuer of, or obligor under, a Credit Investment, may be unable or unwilling to make dividend, interest and principal payments when due and the related risk that the value of a Credit Investment may decline because of concerns about the issuer’s or obligor’s ability or willingness to make such payments. This risk may be especially heightened for certain of our Credit Investments which may be rated below investment grade, as well as Credit Investments that may be of credit quality comparable to securities rated below investment grade by a rating agency. Such below investment grade securities are commonly referred to as “junk” or “high yield” securities. Such securities or Credit Investments of comparable credit quality, while generally offering the potential for higher yields than investment grade securities with similar maturities, involve greater risks, including the possibility of dividend or interest deferral, default or bankruptcy, and are regarded as predominantly speculative with respect to the issuer’s capacity to pay dividends or interest and repay principal. In addition, these securities and Credit Investments of comparable credit quality are generally more susceptible to decline in market value due to adverse economic and business developments and are often unsecured and subordinated to other creditors of the issuer. The market values for below investment grade securities or Credit Investments of comparable credit quality tend to be very volatile, and these instruments are generally less liquid than investment grade securities.

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We are subject to interest rate risk—Credit Investments may decline in value because of changes in market interest rates.

Interest rate risk is the risk that fixed rate instruments will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such instruments generally will fall. Longer-term fixed rate instruments are generally more sensitive to interest rate changes. Moreover, an increase in interest rates could negatively affect financial markets generally, increase market volatility and reduce the value and liquidity of Credit Investments in which we may invest. Because the values of lower-rated and comparable unrated fixed rate instruments are more affected both by credit risk and interest rate risk, the price movements of such lower grade instruments in response to changes in interest rates typically have not been highly correlated to the fluctuations of the prices of investment grade quality instruments in response to changes in market interest rates.

Our use of leverage, as described in this prospectus, will tend to increase our interest rate risk. For example, a change in market interest rates could adversely impact our ability to utilize leverage due to an increase in the cost of borrowings, which could reduce our net investment income.

Any structured or other investment vehicles in which we may invest may be similarly subject to the foregoing interest rate risks. In addition, rising interest rates could affect the ability of the operating companies in which we may directly or indirectly invest to service their debt obligations and, therefore, could adversely impact our investments in such companies.

Because we may borrow money to finance investments, our net investment income may depend, in part, upon the difference between the rate at which we borrow funds and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase, except to the extent we have issued fixed rate debt, which could reduce our net investment income.

We may employ hedging techniques seeking to minimize interest rate risk, but there can be no assurance that the Fund will engage in hedging transactions at any given time, even under volatile market conditions, or that any hedging transactions the Fund engages in will be successful. Moreover, it may not be possible for the Fund to hedge against an interest rate fluctuation that is so generally anticipated that the Fund is not able to enter into a hedging transaction at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such fluctuation.

We may be subject to risks associated with the discontinuation of the London Interbank Offered Rate (“LIBOR”).

The Fund’s investments, payment obligations and financing terms may rely in some fashion on LIBOR. LIBOR is expected to be phased out by the end of 2021 and there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. Any potential effects of the transition away from LIBOR on the Fund or on certain instruments in which the Fund invests can be difficult to ascertain, and they may vary depending on factors that include, but are not limited to: (i) existing fallback determination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. For example, certain of the Fund’s investments may involve individual contracts that have no existing fallback provision or language that contemplates the discontinuation of LIBOR, and those investments could experience increased volatility or illiquidity as a result of the transition process. In addition, interest rate provisions included in such contracts, or in contracts or other arrangements entered into by the Fund, may need to be renegotiated. The transition may also result in a reduction in the value of certain instruments held by the Fund, a change in the cost of borrowing by the Fund or a reduction in the effectiveness of related Fund transactions such as hedges. Any such effects of the transition away from LIBOR, as well asother unforeseen effects, could result in losses to the Fund.

We face a heightened level of interest rate risk due to historically low interest rates.

We face a heightened level of interest rate risk due to historically low interest rates and the potential effect of any government fiscal policy initiatives; for example, the U.S. Federal Reserve Board has ended its quantitative easing program and maintain or continue to raise interest rates. Higher interest rates may also affect our cost of capital, net investment income and ability to obtain additional financing. When interest rates rise, the market value of fixed-rate instruments generally will fall. Rising interest rates may also negatively affect our portfolio companies’ ability to service interest payment obligations and make principal loan repayments. A decline in income could affect our overall return and our distributions to Shareholders. The occurrence of any of the foregoing can affect our NAV and/or trading price.

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Credit Investments may have limited or no liquidity.

Many of our investments are subject to liquidity risk, which exists when particular investments of the Fund are difficult to purchase or sell, potentially preventing us from selling such illiquid investments at an advantageous time or price, or possibly requiring us to dispose of other investments at unfavorable times or prices in order to satisfy our obligations. Many Credit Investments are not traded on a reliable secondary market, nor may one ever develop, and, as such, Credit Investments should be considered illiquid. We may not be able to sell any of our Credit Investments even under circumstances when the Adviser believes it would be in our best interests to sell such investments. In such circumstances, the overall returns to us from our Credit Investments may be adversely affected. Moreover, certain Credit Investments are subject to certain additional significant restrictions on transferability.

We may be exposed to risks associated with inadequate collateral of Credit Investments.

To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment. For example, with respect to real estate-related loans, the real property security for the loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Credit Investment, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan.

If a borrower or obligor under a secured Credit Investment enters bankruptcy, an automatic stay of all proceedings against such borrower’s property will be granted. This stay will prevent any recovery and liquidation of the collateral securing such loan, unless relief from the stay can be obtained from the bankruptcy court. There is no guarantee that any such relief will be obtained. Significant legal fees and costs may be incurred in attempting to obtain relief from a bankruptcy stay from the bankruptcy court and, even if such relief is ultimately granted, it may take several months or more to obtain. In addition, bankruptcy courts have broad powers to permit a sale of collateral free of any lien, to compel receipt of an amount less than the balance due under the Credit Investment and to permit the borrower to repay the Credit Investment over a term which may be substantially longer than the original term of the loan.

It is possible that the same collateral could secure multiple obligations of a borrower or obligor. To the extent that collateral secures more than one obligation, the liquidation proceeds of such collateral may not be sufficient to fully cover all such obligations.

We may be exposed to risks associated with covenant-lite loans.

Some of the loans in which we may invest directly or indirectly may be “covenant-lite” loans. We use the term “covenant-lite” loans to refer generally to loans that do not have a complete set of financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, to the extent we invest directly or indirectly in “covenant-lite” loans, we may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

If a borrower or obligor is unable to make payments on a Credit Investment, we may be greatly limited in our ability to recover any outstanding principal and interest.

Our ability to generate income through our Credit Investments is dependent upon the borrowers or obligors making required payments under such Credit Investments. If a borrower or obligor is unable to make payments on a Credit Investment, we may be greatly limited in our ability to recover any outstanding principal and interest under such loan.

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Certain Credit Investments in which we invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. To the extent a Credit Investment is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Credit Investment.

The terms of certain Credit Investments may not restrict the borrowers or obligors from incurring additional debt. If a borrower or obligor under a Credit Investment incurs additional debt, the additional debt may adversely affect the borrower’s or obligor’s creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower or obligor. This circumstance would ultimately impair the ability of the borrower or obligor to make payments on its Credit Investment and our ability to receive the principal and interest payments that we expect to receive on such Credit Investment. To the extent borrowers or obligors incur other indebtedness that is secured, such as a mortgage, the ability of the secured creditors to exercise remedies against the assets of that borrower or obligor may impair the borrower’s or obligor’s ability to make payments. We will not be informed of any additional debt incurred by a borrower or obligor under a Credit Investment, or whether such debt is secured.

Where a borrower or obligor is an individual, if the borrower or obligor dies while the Credit Investment is outstanding, the borrower’s or obligor’s estate may not have sufficient assets to repay the loan or the executor of the estate may prioritize repayment of other obligations. Numerous other events could impact an individual’s ability or willingness to repay a Credit Investment, including divorce or sudden significant expenses.

If a borrower or obligor files for bankruptcy, further collection action will not be permitted absent court approval and it is possible that a borrower’s or obligor’s liability under a Credit Investment will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured loan, unsecured creditors receive only a fraction of any amount outstanding on the loan, if anything.

If a borrower or obligor is located in a non-U.S. jurisdiction it may be more difficult and costly for the Fund to enforce the terms of its Credit Investment than if the borrower or obligor were located in the U.S. Adverse economic conditions in foreign jurisdictions, as well as foreign exchange rate fluctuations may affect the ability and incentive of foreign obligors to make timely payments of principal and interest on their loans. Collection on Credit Investments may also be affected by economic and political conditions in the country or region in which the obligor is located. Rights and remedies available to enforce loan obligations and any security interest relating thereto will depend on the relevant country’s laws, including insolvency laws and laws specifying the priority of payments to creditors, all of which laws may be significantly different from U.S. law. Accordingly, the actual rates of delinquencies, defaults and losses on foreign Credit Investments could be higher than those experienced with Credit Investments located in the U.S.

We may be exposed to geographic concentration risk.

We are not subject to any geographic restrictions when investing in Credit Investments and therefore could be concentrated in a particular region. A geographic concentration of the Credit Investments may expose us to an increased risk of loss due to risks associated with certain regions. Certain regions from time to time will experience weaker economic conditions and, consequently, will likely experience higher rates of delinquency and loss. In addition, natural disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. In the event that a significant portion of the pool of Credit Investments have underlying borrowers or obligors resident or operating in certain regions, economic conditions, localized weather events, environmental disasters, natural disasters or other factors affecting these regions in particular could adversely impact the delinquency and default rates of the Credit Investments and could impact Fund performance.

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Prepayments may reduce the amount of interest we accrue on a given Credit Investment.

Borrowers or obligors under a Credit Investment may decide to prepay all or a portion of the remaining principal amount due at any time, and, in some cases, without penalty (certain Credit Investments may provide for prepayment penalties). In the event of a prepayment of the entire remaining unpaid principal amount due under a Credit Investment, further interest will not accrue after the principal has been paid in full. If the borrower or obligor prepays a portion of the remaining unpaid principal balance, interest will cease to accrue on such prepaid portion, and we will not receive all of the interest payments that the Fund may have originally expected to receive on the loan.

Income from our portfolio will decline if we invest the proceeds from matured, traded or called investments at market interest rates that are below our portfolio’s current earnings rate.

Reinvestment risk is the risk that income from our portfolio will decline if we invest the proceeds from matured, traded or called investments at market interest rates that are below our portfolio’s current earnings rate. A decline in income could affect the value of our Shares, our overall return and our distributions to Shareholders.

Credit Investment default rates may be significantly affected by economic downturns or general economic conditions.

Default rates of Credit Investments may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of bankruptcies, disruptions in the credit markets and other factors. A significant downturn in the economy could cause default rates on Credit Investments to increase.

We are subject to risks associated with the manner in which our investments are valued.

Under the 1940 Act, we are required to carry our investments at market value or, if there is no readily available market value, at fair value as determined pursuant to the valuation procedures adopted by the Board. Typically, there will not be a public market for many of the investments that we make. Many Credit Investments can be difficult to value by virtue of the fact that they are generally not publicly traded or actively traded on a secondary market but, instead, are traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less observable market data available. An instrument that is fair valued may be valued at a price higher or lower than the value determined by other funds using their own fair valuation procedures. We will value these securities at fair value as determined in good faith pursuant to our valuation procedures.

Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral and estimates of the value of securities and/or assets in which we invest, which will be supplied, directly or indirectly, by banks, other market counterparties or pricing systems or estimates approved for such purpose by our Board. Such inputs used in the determination of the fair value of our investments may be unaudited or may be subject to little verification or other due diligence. In addition, these entities may not provide estimates of the value of the securities in which we invest on a regular or timely basis or at all with the result that the values of such investments may be estimated by our Adviser on the basis of information available at the time. Because such valuations, and particularly valuations of private securities, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed or if we tried to sell our investments. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

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Significant increases or decreases in unobservable inputs, such as loss adjusted discount rates, projected loss rates or market yield, would result in a decrease or increase, respectively, in the fair value measurement. Because such valuations are inherently uncertain, the valuations may fluctuate significantly over short periods due to changes in current market conditions. Our determinations of fair value of our Credit Investments may differ materially from the values that would have been used if an active market and market quotations existed for these loans. Our returns could be adversely affected if the determinations regarding the fair value of our Credit Investments were materially different than the values that we may realize upon the disposal of such instruments.

In addition to the above general risks associated with Credit Investments, the Fund is subject to various risks specific to particular categories of such instruments, as follows:

INVESTMENT-RELATED RISKS—ASSET-BACKED SECURITIES AND MORTGAGE-BACKED SECURITIES/SECURITIZATIONS/STRUCTURED FINANCE SECURITIES/CDOs AND CLOs:

Asset-backed securities and mortgage-backed securities in which we may invest often involve risks that are different from risks associated with other types of debt instruments.

Asset-backed securities. Asset-backed securities often involve risks that are different from risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets may be subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. If many borrowers on the underlying loans or other obligations default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

An investment in subordinated (residual) classes of asset-backed securities (sometimes referred to as “equity”) is typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes. The risks associated with an investment in such subordinated classes of asset-backed securities include credit risk and liquidity risk.

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Mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that the principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The frequency at which prepayments (including voluntary prepayments by the obligors and liquidations due to default and foreclosures) occur on loans underlying mortgage-backed securities will be affected by a variety of factors including the prevailing level of interest rates as well as the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors. In general, any factors that increase the attractiveness of selling a mortgaged property or refinancing a mortgage loan, enhance a borrower’s ability to sell or refinance or increase the likelihood of default under a mortgage loan, would be expected to cause the rate of prepayment in respect of a pool of mortgage loans to accelerate. Particular investments may experience outright losses, as in the case of an interest only security in an environment of faster actual or anticipated prepayments. Also, particular investment may underperform relative to hedges that a portfolio manager may have constructed for these investments, resulting in a loss. In contrast, any factors having an opposite effect would be expected to cause the rate of prepayment of a pool of mortgage loans to slow.

The rate of prepayment on a pool of mortgage loans is likely to be affected by prevailing market interest rates for mortgage loans of a comparable type, term and risk level. When the prevailing market interest rate is below a mortgage coupon, a borrower generally has an increased incentive to refinance its mortgage loan. Even in the case of adjustable rate mortgage loans, as prevailing market interest rates decline, and without regard to whether the mortgage rates on such loans decline in a manner consistent therewith, the related borrowers may have an increased incentive to refinance for purposes of either (i) converting to a fixed rate loan and thereby “locking in” such rate or (ii) taking advantage of a different index, margin or rate cap or floor on another adjustable rate mortgage loan. Therefore, as prevailing market interest rates decline, prepayment speeds would be expected to accelerate.

In the case of a mortgage-backed security related to multifamily or commercial loans, prevailing market interest rates, the outlook for market interest rates and economic conditions generally may cause some borrowers to refinance or sell their properties in order to realize their equity therein, lower their financing costs, to meet cash flow needs or to make other investments. In addition, some borrowers may be motivated by U.S. federal and state tax laws (which are subject to change) to sell their properties prior to the exhaustion of tax depreciation benefits.

Residential Mortgage-Backed Securities (“RMBS”). RMBS are mortgage-backed securities that may be secured by interests in a single residential mortgage loan or a pool of mortgage loans secured by residential property. RMBS may be senior, subordinate, interest-only, principal-only, investment-grade, non-investment grade or unrated. The Fund may acquire RMBS from private originators as well as from other mortgage loan investors, including savings and loan associations, mortgage bankers, commercial banks, finance companies and investment banks. The credit quality of any RMBS issue depends primarily on the credit quality of the underlying mortgage loans.

At any one time, a portfolio of mortgage-backed securities may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations.

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Commercial Mortgage-Backed Securities (“CMBS”). CMBS are fixed income instruments that are secured by mortgage loans on commercial real property. CMBS typically take the form of multi-class debt or pass-through certificates secured by mortgage loans on commercial properties. They generally are structured to provide protection to investors in senior tranches against potential losses on the underlying mortgage loans. Such protection generally is provided by causing holders of subordinated classes of securities (“Subordinated CMBS”) to take the first loss in the event of defaults on the underlying commercial mortgage loans. Other protection, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, additional Subordinated CMBS, cross-collateralization and over-collateralization. The Fund may invest in CMBS or Subordinated CMBS.

Mortgage loans on commercial properties underlying mortgage-backed securities often are structured so that a substantial portion of the loan principal is not amortized over the loan term but is payable at maturity and repayment of the loan principal thus often depends upon the future availability of real estate financing from the existing or an alternative lender and/or upon the current value and salability of the real estate. Therefore, the unavailability of real estate financing may lead to default. Most commercial mortgage loans underlying mortgage-backed securities are effectively nonrecourse obligations of the borrower, meaning that there is no recourse against the borrower’s assets other than the collateral. If borrowers are not able or willing to refinance or dispose of encumbered property to pay the principal and interest owed on such mortgage loans, payments on the subordinated classes of the related mortgage-backed securities are likely to be adversely affected. The ultimate extent of the loss, if any, to the subordinated classes of mortgage-backed securities may only be determined after a negotiated discounted settlement, restructuring or sale of the mortgage note, or the foreclosure (or deed in lieu of foreclosure) of the mortgage encumbering the property and subsequent liquidation of the property.

Especially in the case of a mortgage-backed security related to commercial mortgage loans, the rate of principal payments on the loans in the related pool will also be affected by the nature and extent of any restrictions on prepayments that are set forth in the mortgage loans, and the extent to which such provisions may be enforced. Such restrictions may include a prohibition on prepayments for specified periods of time and/or requirements that principal prepayments be accompanied by the payment of prepayment penalties or be subject to yield maintenance premiums.

Securitization of our assets subjects us to various risks.

We may securitize assets to generate cash for funding new investments. We use the term “securitize” to describe a form of leverage under which a fund such as us (sometimes referred to as an “originator” or “sponsor”) transfers income producing assets to an SPV, which is established solely for the purpose of holding such assets and entering into a structured finance transaction. The SPV then issues notes secured by such assets. The SPV may issue the notes in the capital markets either publicly or privately to a variety of investors, including banks, non-bank financial institutions and other investors. There may be a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPV.

An important aspect of most debt securitization transactions is that the sale or contribution of assets into the SPV be considered a true sale or contribution for accounting purposes and that a reviewing court would not consolidate the SPV with the operations of the originator in the event of the originator’s bankruptcy based on equitable principles. Viewed as a whole, a debt securitization seeks to lower risk to the note purchasers by isolating the assets collateralizing the securitization in an SPV that is not subject to the credit and bankruptcy risks of the originator. As a result of this perceived reduction of risk, debt securitization transactions frequently achieve lower overall leverage costs for originators as compared to traditional secured lending transactions.

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In accordance with the above description, to securitize loans, we may create a wholly-owned subsidiary and contribute a pool of our assets to such subsidiary. The SPV may be funded with, among other things, whole loans or interests from other pools and such loans may or may not be rated. The SPV would then sell its notes to purchasers who we would expect to be willing to accept a lower interest rate and the absence of any recourse against us to invest in a pool of income producing assets to which none of our creditors would have access. We would retain all or a portion of the equity in the SPV. An inability to successfully securitize portions of our portfolio or otherwise leverage our portfolio through secured and unsecured borrowings could limit our ability to grow our business and fully execute our business strategy, and could decrease our earnings. However, the successful securitization of portions of our portfolio exposes us to a risk of loss for the equity we retain in the SPV and might expose us to greater risk on our remaining portfolio because the assets we retain may tend to be those that are riskier and more likely to generate losses. A successful securitization may also impose financial and operating covenants that restrict our business activities and may include limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. The 1940 Act may also impose restrictions on the structure of any securitizations.

Interests we hold in the SPV, if any, will be subordinated to the other interests issued by the SPV. As such, we will only receive cash distributions on such interests if the SPV has made all interest and other required payments on all other interests it has issued. In addition, our subordinated interests will likely be unsecured and rank behind all of the secured creditors, known or unknown, of the SPV, including the holders of the senior interests it has issued. Consequently, to the extent that the value of the SPV’s portfolio of assets has been reduced as a result of conditions in the credit markets, or as a result of defaults, the value of the subordinated interests we retain would be reduced. Securitization imposes on us the same risks as borrowing except that our risk in a securitization is limited to the amount of subordinated interests we retain, whereas in a borrowing or debt issuance by us directly we would be at risk for the entire amount of the borrowing or debt issuance.

If the SPV is not consolidated with us, our only interest will be the value of our retained subordinated interest and the income allocated to us, which may be more or less than the cash we receive from the SPV, and none of the SPV’s liabilities will be reflected as our liabilities. If the assets of the SPV are not consolidated with our assets and liabilities, then the leverage incurred by such SPV may or may not be treated as borrowings by us for purposes of the requirement that we not issue senior securities in an amount in excess of our net assets.

We may also engage in transactions utilizing SPVs and securitization techniques where the assets sold or contributed to the SPV remain on our balance sheet for accounting purposes. If, for example, we sell the assets to the SPV with recourse or provide a guarantee or other credit support to the SPV, its assets will remain on our balance sheet. Consolidation would also generally result if we, in consultation with the SEC, determine that consolidation would result in a more accurate reflection of our assets, liabilities and results of operations. In these structures, the risks will be essentially the same as in other securitization transactions but the assets will remain our assets for purposes of the limitations described above and the leverage incurred by the SPV will be treated as borrowings incurred by us for purposes of our limitation on the issuance of senior securities.

The Adviser may have a conflict of interest with respect to potential securitizations in as much as securitizations that are not consolidated may reduce our assets for purposes of determining the Management Fee although in some circumstances the Adviser may be paid certain fees for managing the assets of the SPV so as to reduce or eliminate any potential bias against securitizations.

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Cayman Islands SPV subsidiary risk.

We invest in a wholly-owned SPV subsidiary formed under the laws of the Cayman Islands. Such SPV is not registered under the 1940 Act and, unless otherwise noted in this prospectus, is not be subject to all of the investor protections of the 1940 Act. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the SPV, respectively, are organized, could result in the inability of the Fund and/or the SPV to operate as described in this prospectus and could negatively affect the Fund and its Shareholders. For example, Cayman Islands law does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on certain entities. If Cayman Islands law changes such that the subsidiary would be required to pay Cayman Islands governmental authority taxes, Shareholders would likely suffer decreased investment returns. Because the SPV would generally be considered a controlled foreign corporation for U.S. federal income tax purposes, we would be treated as having received certain income of this subsidiary, even if such income is not distributed to us. The Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with its wholly-owned investment subsidiaries (if any). The Fund’s wholly-owned investment subsidiary also complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). See also “Material U.S. Federal Income Tax Considerations.”

To the extent we securitize our assets, we may be subject to additional risks associated with Regulation AB.

We may securitize our assets to create incremental levered returns for our Shareholders. On December 15, 2004, the SEC approved the final regulations covering the registration, disclosure, communications, and reporting requirements for asset-backed securities, or Regulation AB, which became effective January 1, 2006. On August 27, 2014, the SEC adopted revisions to Regulation AB. Regulation AB contains disclosure requirements applicable to registered securitizations, including requirements to provide historical financial data with respect to either prior securitized pools of the same asset class or prior originations and information with respect to the background, experience and roles of the various transaction parties, including those involved in the origination, sale or servicing of the loans in the securitized pool. Moreover, annual assessments of compliance with servicing criteria by servicers and attestation reports from an independent registered public accounting firm must be obtained with respect to securitized pools of loans.

In addition, compliance with Regulation AB may increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements.

Structured Finance Securities.

A portion of the Fund’s investments may consist of collateralized mortgage obligations, collateralized bond obligations, collateralized loan obligations, collateralized debt obligations or other asset-backed securities or similar instruments. Structured finance securities may present risks similar to those of the other types of debt obligations in which the Fund may invest and, in fact, such risks may be of greater significance in the case of structured finance securities. Moreover, investing in structured finance securities may entail a variety of unique risks. Among other risks, structured finance securities may be subject to prepayment risk. In addition, the performance of a structured finance security will be affected by a variety of factors, including its priority in the capital structure of the issuer thereof, and the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets.

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CDO and CLO risks.

Our Credit Investments may include CDOs and/or CLOs which are subject to the following risks: (i) distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) CDOs and/or CLOs typically will have no significant underlying assets other than their underlying senior secured debt obligations or loans and payments on the CDOs and/or CLOs are and will be payable solely from the cash flows from such senior secured debt obligations and/or loans; (iv) the complex structure of the CDOs and/or CLOs and their interests may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results; (v) CDOs and/or CLOs are typically highly levered, and therefore the CDO and/or CLO interests that the Fund may invest in are subject to a higher risk of total loss; (vi) investments in CDOs and/or CLOs may be riskier and less transparent to us and our Shareholders than direct investments in the underlying companies; (vii) the potential for interruption and deferral of cash flow to our investments in the equity and junior debt tranches of CDOs and/or CLOs; (viii) interests in CDOs and/or CLOs may be illiquid; (ix) investments in foreign CDOs and/or CLOs may involve significant risks in addition to the risks inherent in U.S. CDOs and/or CLOs; (x) we may invest with collateral managers that have no or limited performance or operating history; (xi) the inability of a CDO or CLO collateral manager to reinvest the proceeds of any prepayments may adversely affect us; (xii) the loans underlying the CDOs and/or CLOS may be sold and replaced resulting in a loss to us; (xiii) we may not have direct rights against the underlying borrowers or obligors comprising the CDOs and/or CLOs’ investments or the entities that sponsored the CDOs and/or CLOs; and (xiv) investments in equity and junior debt tranches of CDOs and/or CLOs will likely be subordinate to the other debt tranches of such CDOs and/or CLOs, and are subject to a higher degree of risk of total loss. The foregoing risks are further described below.

Investments in CDOs and/or CLOs may be riskier and less transparent to us and our Shareholders than direct investments in the underlying companies.

Generally, there may be less information available to us regarding the underlying debt investments held by CDOs and/or CLOs than if we had invested directly in the debt of the underlying companies. As a result, our Shareholders will not know the details of the underlying securities of the CDOs and/or CLOs in which we will invest. Our investments in the equity and junior debt tranches of CDOs and/or CLOs will also be subject to the risk of leverage associated with the debt issued by such CDO and/or CLO and the repayment priority of senior debt holders in such CDOs and/or CLOs. Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

CDOs and CLOs typically will have no significant assets other than their underlying senior secured debt obligations; payments on CDO or CLO investments are and will be payable solely from the cash flows from such senior secured debt obligations.

CDOs and CLOs typically will have no significant underlying assets other than their underlying senior secured debt obligations and loans. Accordingly, payments on CDO or CLO investments are and will be payable solely from the cash flows from such senior secured debt obligations and loans, net of all management fees and other expenses. Payments to us as a holder of CDO and/or CLO investments are and will be met only after payments due on the senior notes (and, where appropriate, the junior secured notes) from time to time have been made in full. This means that relatively small numbers of defaults of senior secured debt obligations and/or loans may adversely impact returns.

CDO and CLO investments are exposed to leveraged credit risk.

We may be in a subordinated position with respect to realized losses on the senior secured debt obligations underlying our investments in the equity and junior debt tranches of CDOs and/or CLOs. The leveraged nature of equity and junior debt tranches of CDOs and/or CLOs, in particular, magnifies the adverse impact of defaults. CDO and/or CLO investments represent a leveraged investment with respect to the underlying senior secured debt obligation and/or loan. Therefore, changes in the market value of the CDO and/or CLO investments could be greater than the change in the market value of the underlying senior secured debt obligations and/or loans, which are subject to credit, liquidity and interest rate risk.

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There is the potential for interruption and deferral of cash flow.

If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CDO and/or CLO (e.g., due to defaults), then cash flow that otherwise would have been available to pay the distribution on the CDO and/or CLO investments may instead be used to redeem any senior notes or to purchase additional senior secured debt obligations, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of the CDO and/or CLO investments, which would adversely impact our returns.

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

We may invest in foreign CDOs and/or CLOs. Investing in foreign entities may expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we, and the CDOs and/or CLOs in which we invest, may have difficulty enforcing creditor’s rights in foreign jurisdictions. In addition, the underlying companies of the CDOs and/or CLOs in which we invest may be foreign, which may create greater exposure for us to foreign economic developments.

Although our investments are generally U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.

Investments in CDOs and/or CLOs may be illiquid.

We may invest in CDOs and/or CLOs that are considered illiquid. CDOs and CLOs that are illiquid cannot be sold within seven days in the ordinary course of business at approximately the value used by us in determining our net asset value. We may not be able to readily dispose of such CDOs and/or CLOs at prices that approximate those at which we could sell such CDOs and/or CLOs if they were more widely-traded and, as a result of such illiquidity, we may have to sell other investments or engage in borrowing transactions to raise cash to meet our obligations. Limited liquidity can also affect the volatility and market price of CDOs and/or CLOs, thereby adversely affecting our net asset value and ability to make dividend distributions. CDOs and/or CLOs may not be readily marketable and may be subject to restrictions on resale. CDOs and/or CLOs are generally not listed on any U.S. national securities exchange and no active trading market may exist for the CDOs and/or CLOs in which we will invest. Although a secondary market may exist for our investments, the market for our investments may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, these types of investments may be more difficult to value. In addition, we believe that ownership of CDOs and/or CLOs has generally been distributed across a wide range of holders, some of whom we believe may continue to face near- to intermediate-term liquidity issues. Further, we believe that larger institutional investors with sufficient resources to source, analyze and negotiate the purchase of these assets may refrain from purchases of the size that we are targeting, thereby reducing the prospective investor population, which would limit our ability to sell our CDOs and/or CLOs if we choose to or need to do so. We have no limitation on the amount of our assets which may be invested in CDOs and/or CLOs that are not readily marketable or are subject to restrictions on resale.

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We may invest in assets with no or limited performance or operating history.

We may invest in CDOs and/or CLOs with no or limited investment history or performance record upon which our Adviser will be able to evaluate their likely performance. Our investments in entities with no or limited operating history are subject to all of the risks and uncertainties associated with a new business, including the risk that such entities will not achieve target returns. Consequently, our profitability, net asset value and share price could be adversely affected.

The payment of underlying collateral manager fees and other charges could adversely impact our returns.

We may invest in CDOs and/or CLOs that are subject to management, administration and incentive or performance fees, in addition to those payable by us. Payment of such additional fees could adversely impact the returns we achieve.

The inability of a CDO or CLO collateral manager to reinvest the proceeds of prepayments may adversely affect us.

There can be no assurance that, in relation to any CDO or CLO investment, in the event that any of the senior secured loans underlying such investment are prepaid, the CDO or CLO collateral manager will be able to reinvest such proceeds in new senior secured loans with equivalent investment returns. If the CDO or CLO collateral manager cannot reinvest in new senior secured loans with equivalent investment returns, the interest proceeds available to pay interest on the rated liabilities and investments may be adversely affected.

CDO and CLO investments are subject to prepayments and calls, increasing re-investment risk.

CDO and CLO investments and/or the underlying senior secured debt obligations or loans may prepay more quickly than expected, which could have an adverse impact on our net asset value. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control and consequently cannot be predicted with certainty. In addition, for a CDO or CLO collateral manager there is often a strong incentive to refinance well performing portfolios once the senior tranches amortize. The yield to maturity of the investments will depend on, inter alia, the amount and timing of payments of principal on the loans and the price paid for the investments. Such yield may be adversely affected by a higher or lower than anticipated rate of prepayments of the debt.

Furthermore, CDO and CLO investments generally will not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period in the deal (referred to as the “non-call period”).

The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranches and, therefore, where we do not hold the relevant percentage we will not be able to control the timing of the exercise of the call option. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.

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Early prepayments and/or the exercise of a call option otherwise than at our request may also give rise to increased re-investment risk with respect to certain investments, as we may realize excess cash earlier than expected. If we are unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce our net income and, consequently, could have an adverse impact on our ability to pay dividends.

We will have limited control of the administration and amendment of senior secured debt obligations and/or loans owned by the CDOs and/or CLOs in which we invest.

We will not be able to directly enforce any rights and remedies in the event of a default of a senior secured debt obligation or loan held by a CDO or CLO vehicle. In addition, the terms and conditions of the senior secured debt obligations or loans underlying our investments in the equity and junior debt tranches of CDOs and/or CLOs may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from senior secured loans could be modified, amended or waived in a manner contrary to our preferences.

We will have limited control of the administration and amendment of any CDO and/or CLO in which we invest.

The terms and conditions of a CDO and/or CLO investments may be amended, modified or waived only by the agreement of the holders of the underlying senior notes and/or the junior secured notes and/or the equity tranche once the CDO and/or CLO has been established. Generally, any such agreement must include a majority or a super majority (measured by outstanding amounts) or, in certain circumstances, a unanimous vote of the holders of the underlying senior notes and/or the junior secured notes and/or the equity tranche. Consequently, the terms and conditions of the payment obligations arising from the CDOs and/or CLOs in which we invest could be modified, amended or waived in a manner contrary to our preferences.

Senior secured debt obligations and/or loans of CDOs and/or CLOs may be sold and replaced resulting in a loss to us.

The senior secured debt obligations and/or loans underlying our CDO and/or CLO investments may be sold and replacement collateral purchased within the parameters set out in the relevant CDO and/or CLO indenture and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CDO and/or CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.

Investments in CDOs and/or CLOs may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.

CDOs and/or CLOs in which we invest may constitute “passive foreign investment companies” (“PFICs”). If we acquire shares in a PFIC (including in CDOs and/or CLOs that are PFICs), we may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our Shareholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions or gains, but such elections (if available) will generally require us to recognize our share of the PFIC’s income for each year regardless of whether we receive any distributions from such PFIC. We must nonetheless distribute such income to maintain our status as a RIC.

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If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including in a CDO and/or CLO treated as a CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the foreign corporation’s income for the tax year (including both ordinary earnings and capital gains). If we are required to include such deemed distributions from a CFC in our income, we will be required to distribute such income to maintain our RIC status regardless of whether or not the CFC makes an actual distribution during such year.

If we are required to include amounts in income prior to receiving distributions representing such income, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to Fund-level income tax.

INVESTMENT RELATED RISKS –ACCOUNTS RECEIVABLES:

The Fund may invest in Credit Investments secured by receivables, such as credit card receivables and automobile receivables. The Fund may invest directly in these investments. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. If the economy of the United States deteriorates, defaults on securities backed by credit card, automobile and other receivables may increase. In addition, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-related securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these securities.

Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. In recent years, certain automobile manufacturers have been granted access to emergency loans from the U.S. Government and have experienced bankruptcy. As a result of these events, the value of securities backed by receivables from the sale or lease of automobiles may be adversely affected.

INVESTMENT RELATED RISKS – SECOND LIEN OR OTHER SUBORDINATED (MEZZANINE) OR UNSECURED LOANS OR DEBT:

The Fund may invest in Credit Investments secured by mezzanine or unsecured loans/debt. The Fund may also invest directly in these instruments. Second lien or other subordinated (mezzanine) or unsecured loans or debt generally are subject to similar risks as those associated with investments in senior loans. In addition, because second lien or other subordinated (mezzanine) or unsecured loans or debt are subordinated in payment and/or lower in lien priority to senior loans, they are subject to additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Second lien or subordinated loans or debt, both secured and unsecured, may have greater price volatility than senior loans and may be less liquid. There is also a possibility that originators will not be able to sell participations in second lien loans and subordinated loans or debt, both secured and unsecured, which would create greater credit risk exposure. Second lien or other subordinated or unsecured loans or debt of below investment grade quality share risks similar to those associated with investments in other below investment grade securities and obligations.

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INVESTMENT-RELATED RISKS—DERIVATIVES

We may be exposed to additional risks associated with derivative investments.

We may engage in derivative transactions in which we may purchase and sell a variety of derivative instruments, including taking long and short positions in exchange-listed and over-the-counter futures, forwards, swaps and similar instruments, credit transactions and credit default swaps. We also may purchase and sell derivative instruments that combine features of these instruments.

Derivatives may involve significant risks. Derivatives are financial instruments with a value in relation to, or derived from, the value of an underlying asset(s) or other reference, such as an index, rate or other economic indicator (each an underlying reference). Derivatives may include those that are privately placed or otherwise exempt from SEC registration, including Rule 144A eligible securities. Derivatives could result in Fund losses if the underlying reference does not perform as anticipated. Use of derivatives is a highly specialized activity that can involve investment techniques, risks, and tax planning different from those associated with more traditional investment instruments. The use of derivatives for other than hedging purposes may be considered a speculative trading practice, and involves greater risks than are involved in hedging. The Fund’s derivatives strategy may not be successful and could result in substantial, potentially unlimited, losses to the Fund regardless of the Fund’s actual investment. A relatively small movement in the price, rate or other economic indicator associated with the underlying reference may result in substantial loss for the Fund. Derivatives may be more volatile than other types of investments. The value of derivatives may be influenced by a variety of factors, including national and international political and economic developments. Potential changes to the regulation of the derivatives markets may make derivatives more costly, may limit the market for derivatives, or may otherwise adversely affect the value or performance of derivatives. Derivatives can increase the Fund’s risk exposure to underlying references and their attendant risks, such as the risk of an adverse credit event associated with the underlying reference (credit risk), the risk of an adverse movement in the value, price or rate of the underlying reference (market risk), the risk of an adverse movement in the value of underlying currencies (foreign currency risk) and the risk of an adverse movement in underlying interest rates (interest rate risk). Derivatives may expose the Fund to additional risks, including the risk of loss due to a derivative position that is imperfectly correlated with the underlying reference it is intended to hedge or replicate (correlation risk), the risk that a counterparty will fail to perform as agreed (counterparty risk), the risk that a hedging strategy may fail to mitigate losses, and may offset gains (hedging risk), the risk that losses may be greater than the amount invested (leverage risk), the risk that the Fund may be unable to sell an investment at an advantageous time or price (liquidity risk), the risk that the investment may be difficult to value (pricing risk), and the risk that the price or value of the investment fluctuates significantly over short periods of time (volatility risk). More detail on particular derivatives that may be utilized is discussed below.

Swaps are derivatives, whereby in a typical swap transaction, two parties agree to exchange an amount equal to the return, based upon an agreed-upon notional value, earned on a specified underlying reference for a fixed return or the return from another underlying reference during a specified period of time. Swaps may be difficult to value and may be illiquid. Swaps could result in Fund losses if the underlying asset or reference does not perform as anticipated. Swaps create significant investment leverage such that a relatively small price movement in a swap may result in immediate and substantial losses to the Fund. The Fund may only close out a swap with its particular counterparty, and may only transfer a position with the consent of that counterparty. Certain swaps, such as short swap transactions and total return swaps, have the potential for unlimited losses, regardless of the size of the initial investment. Swaps can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, inflation risk, leverage risk, liquidity risk, pricing risk and volatility risk.

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A futures contract is an exchange-traded derivative transaction between two parties in which a buyer agrees to pay a fixed price (or rate) at a specified future date for delivery of an underlying reference from a seller. Futures contract markets are highly volatile, and futures contracts may be illiquid. Futures exchanges may limit fluctuations in futures contract prices by imposing a maximum permissible daily price movement. The Fund may be disadvantaged if it is prohibited from executing a trade outside the daily permissible price movement. At or prior to maturity of a futures contract, the Fund may enter into an offsetting contract and may incur a loss to the extent there has been adverse movement in futures contract prices. The liquidity of the futures markets depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants make or take delivery, liquidity in the futures market could be reduced. Because of the low margin deposits normally required in futures trading, a high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. For certain types of futures contracts, losses are potentially unlimited. Futures markets are highly volatile and the use of futures may increase the volatility of the Fund’s NAV. Futures contracts can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, leverage risk, liquidity risk, pricing risk and volatility risk.

A forward contract is an over-the-counter derivative transaction between two parties to buy or sell a specified amount of an underlying reference at a specified price (or rate) on a specified date in the future. Forward contracts are negotiated on an individual basis and are not standardized or traded on exchanges. The market for forward contracts is substantially unregulated and can experience lengthy periods of illiquidity, unusually high trading volume and other negative impacts, such as political intervention, which may result in volatility or disruptions in such markets. A relatively small price movement in a forward contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. Forward contracts can increase the Fund’s risk exposure to underlying references and their attendant risks, such as credit risk, market risk, foreign currency risk and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, leverage risk, liquidity risk, pricing risk and volatility risk.

The SEC recently adopted rules that change the framework for the permissible use of derivatives and short sales (and other similar transactions that can have a leveraging effect) by the Fund (the “New Derivatives/Short Sale Rule”). The new rules will limit funds’ leverage risk based on value-at-risk (“VaR”) and would generally limit the Fund’s VaR so as not to exceed 200% of the VaR of a designated reference portfolio or 20% of the Fund’s net assets. The Fund must adhere to the New Derivatives/Short Sale Rule by August 19, 2022 and until such adherence, the Fund will continue to adhere to existing SEC and SEC Staff positions governing derivatives, short sales and other leverage creating transactions. The New Derivatives/Short Sale Rule may restrict, and/or impose additional costs or other burdens upon, the Fund’s participation in derivative transactions, short sales, and other leverage creating transactions.

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INVESTMENT-RELATED RISKS—OTHER INSTRUMENTS/SECURITIES:

Risks of Investing in Real Estate

The Fund may make debt and other investments related to real estate. A number of factors may prevent the Fund from generating sufficient net cash flow from real estate investments or may adversely affect the value of the real estate investments, or both, resulting in less cash available for distribution, or a loss, to the Fund. Key factors include:

●	national economic conditions;

●	regional and local economic conditions (which may be adversely impacted by plant closings, business layoffs, industry slow-downs, weather conditions, natural disasters, and other factors);

●	local real estate conditions (such as over-supply of or insufficient demand for office space);

●	changing demographics;

●	perceptions by prospective tenants of the convenience, services, safety, and attractiveness of a property;

●	the ability of property managers to provide capable management and adequate maintenance;

●	the quality of a property’s construction and design;

●	increases in costs of maintenance, insurance, and operations (including energy costs and real estate taxes);

●	changes in applicable laws or regulations (including tax laws, zoning laws, or building codes);

●	potential environmental and other legal liabilities;

●	the level of financing used and increases in interest rate levels on such financings, both of which may increase the risk of loss to the Fund;

●	the availability and cost of refinancing;

●	the ability to find suitable tenants for a property and to replace any departing tenants with new tenants;

●	potential instability, default or bankruptcy of tenants in the properties owned by the Fund; and

●	the relative illiquidity of real estate investments in general, which may make it difficult to sell a property at an attractive price within a reasonable time frame.

General Risks of Commercial or Residential Real Estate Debt; Non-Performing Loans.

The Fund may invest in commercial or residential real estate loans and debt securities (including, but not limited to, investments in subordinate debt, such as mezzanine debt, b-notes, preferred equity and first mortgage loans, such as higher loan-to-value senior loans and bridge loans). The Fund may hold direct or indirect interests in performing or non-performing real estate Credit Investments. Non-performing real estate Credit Investments may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial write-down of the principal of such loan and/or purchasing senior loans. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the investment in respect of which such distribution was made. In addition, certain privately offered commercial real estate Credit Investments carry risks of illiquidity and lack of control. It is possible that the Adviser may find it necessary or desirable to foreclose on collateral securing one or more real estate loans purchased by the Fund. The foreclosure process will vary from jurisdiction to jurisdiction and can be lengthy and expensive. Issuers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses against the holder of a real estate loan, including, without limitation, lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action. During the foreclosure proceedings, an issuer may have the ability to file for bankruptcy or its equivalent, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral property and may result in disrupting ongoing leasing and management of the property. If this were to occur, the Fund may be negatively impacted. Similar risks relate to foreclosure of mezzanine debt and the exercising of remedies in connection with such debt.

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Other Risks Associated with Real Estate Loans.

Commercial Mortgage Loans. The Fund may invest in commercial mortgage Credit Investments. The value of the Fund’s commercial mortgage Credit Investments will be influenced by the historical rate of delinquencies and defaults experienced on the commercial mortgage Credit Investments and by the severity of loss incurred as a result of such defaults. The factors influencing delinquencies, defaults, and loss severity include: (i) economic and real estate market conditions by industry sectors (e.g., multi-family, retail, office, and hospitality); (ii) the terms and structure of the mortgage Credit Investments; and (iii) any specific limits to legal and financial recourse upon a default under the terms of such Credit Investments.

Commercial mortgage loans are generally viewed as exposing a lender to a greater risk of loss through delinquency and foreclosure than lending on the security of single-family residences. The ability of a borrower to repay a loan secured by income-producing property typically is dependent primarily upon the successful operation and operating income of such property (i.e., the ability of tenants to make lease payments, the ability of a property to attract and retain tenants, and the ability of the owner to maintain the property, minimize operating expenses, and comply with applicable zoning and other laws) rather than upon the existence of independent income or assets of the borrower. Most commercial mortgage loans provide recourse only to specific assets, such as the property, and not against the borrower’s other assets or personal guarantees.

Commercial mortgage loans generally do not fully amortize, which can necessitate a sale of the property or refinancing of the remaining “balloon” amount at or prior to maturity of the mortgage loan. Accordingly, investors in commercial mortgage loans bear the risk that the borrower will be unable to refinance or otherwise repay the mortgage at maturity, thereby increasing the likelihood of a default on the borrower’s obligation. Exercise of foreclosure and other remedies may involve lengthy delays and additional legal and other related expenses on top of potentially declining property values. In certain circumstances, the creditors may also become liable upon taking title to an asset for environmental or structural damage existing at the property.

Residential Mortgage Loans. The default rate for residential mortgage loans may continue to increase due in large part to borrowers’ inability or unwillingness to carry the mortgage loan on a current basis, increased mortgage loan carrying costs resulting from resets of adjustable rate mortgages and increases in taxes and insurance, the inability of borrowers to refinance mortgage loans and general factors that reduce the ability of the borrower to pay its mortgage loan obligations, including loss of employment, increased cost of living and unexpected significant bills such as healthcare-related expenses. Lenders may exercise their foreclosure rights which will further decrease the value of the residential real estate as foreclosure sales are often at lower prices than sales in the ordinary course. Such conditions could further decrease the value of the residential real estate. The Fund could face increased default rates on sub-performing and non-performing mortgage loans to which it has direct or indirect economic exposure, including loans that were modified with the expectation that they would be re-performing loans.

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Real Estate Investment Trusts Risk.

Investments in real estate investment trusts (REITs) and in securities of other companies (wherever organized) principally engaged in the real estate industry subject the Fund to, among other things, risks similar to those of direct investments in real estate and the real estate industry in general. These include risks related to general and local economic conditions, possible lack of availability of financing and changes in interest rates or property values. REITs are entities that either own properties or make construction or mortgage loans, and also may include operating or finance companies. The value of interests in a REIT may be affected by, among other factors, changes in the value of the underlying properties owned by the REIT, changes in the prospect for earnings and/or cash flow growth of the REIT itself, defaults by borrowers or tenants, market saturation, decreases in market rates for rents, and other economic, political, or regulatory matters affecting the real estate industry, including REITs. REITs and similar non-U.S. entities depend upon specialized management skills, may have limited financial resources, may have less trading volume in their securities, and may be subject to more abrupt or erratic price movements than the overall securities markets. REITs are also subject to the risk of failing to qualify for favorable tax treatment under the Code. The failure of a REIT to continue to qualify as a REIT for tax purposes can materially and adversely affect its value. Some REITs (especially mortgage REITs) are affected by risks similar to those associated with investments in debt securities including changes in interest rates and the quality of credit extended.

Reverse Repurchase Agreements Risk.

Reverse repurchase agreements are agreements in which a Fund sells a security to a counterparty, such as a bank or broker-dealer, in return for cash and agrees to repurchase that security at a mutually agreed upon price and time. Reverse repurchase agreements carry the risk that the market value of the security sold by the Fund may decline in value, requiring the Fund to post additional collateral or to repurchase the security. Reverse repurchase agreements also may be viewed as a form of borrowing, and borrowed assets used for investment creates leverage risk. Leverage can create an interest expense that may lower the Fund’s overall returns. Leverage presents the opportunity for increased net income and capital gains, but may also exaggerate the Fund’s volatility and risk of loss. In connection with the Fund’s investments in reverse repurchase agreements, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

We may invest in foreign issuers/obligations which expose us to additional risks not typically associated with investing in U.S. issuers. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Further, we may have difficulty enforcing creditor’s rights in foreign jurisdictions.

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Although our investments are expected to be generally U.S. dollar-denominated, any investments denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk, or that if we do, such strategies will be effective.

Emerging Market Securities Risk.

Securities issued by foreign governments or companies in emerging market countries are more likely to have greater exposure to the risks associated with investment in foreign securities. In addition, emerging market countries are more likely to experience instability resulting, for example, from rapid changes or developments in social, political, economic or other conditions. Their economies are usually less mature and their securities markets are typically less developed with more limited trading activity (i.e., lower trading volumes and less liquidity) than more developed countries. Emerging market securities tend to be more volatile than securities in more developed markets. Many emerging market countries are heavily dependent on international trade and have fewer trading partners, which makes them more sensitive to world commodity prices and economic downturns in other countries, and some have a higher risk of currency devaluations.

We may invest in equity securities, which may be more volatile than other investments.

The value of a particular equity security in which we may invest may decrease. The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, management decisions, decreased demand for an issuer’s products or services, increased production costs, general economic conditions, interest rates, currency exchange rates, investor perceptions and market liquidity. Equity securities tend to be more volatile than bonds and money market instruments. In the event of a company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of common stock holders and are likely to have varying types of priority over holders of preferred and convertible stock. These risks may increase fluctuations in the Fund’s NAV.

Risks of Shorting Equity Securities.

In seeking to achieve the Fund’s objective, the Fund may, from time to time (and not as a part of its principal strategy), effect short sales of equity securities. To effect a short sale, the Fund will borrow a security from a brokerage firm to make delivery to the buyer. The Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Thus, short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. Positions in equity securities sold short are more risky than long positions (purchases) in equity securities because there is no limit on the loss that may be incurred. Moreover, the amount of any gain achieved through a short sale will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Fund may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a “short squeeze” can occur, and the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the equity security sold short and the equity securities being hedged. Any short selling may exaggerate the volatility of the Fund’s investment portfolio. Short selling may result in increased transaction costs to the Fund. Any short selling could subject the Fund to increased leverage risk. See “Use of Leverage.”

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We may be exposed to additional risks to the extent we invest in senior loans, including corporate loans.

There is less readily available and reliable information about most senior loans than is the case for many other types of instruments, including listed securities. Senior loans are not listed on any national securities exchange or automated quotation system and as such, many senior loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. To the extent that a secondary market does exist for certain senior loans, the market is more volatile than for liquid, listed securities and may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates, resulting in fluctuations in the Fund’s NAV and difficulty in valuing the Fund’s portfolio of senior loans.

Senior loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a senior loan will result in a reduction of income to the Fund, a reduction in the value of the senior loan and a potential decrease in the Fund’s NAV. The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates. The Adviser relies primarily on its own evaluation of borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.

Investing in private companies/issuers involves a high degree of risk.

Our investment portfolio may consist of, among other things, loans to, and investments in, private companies or issuers. Investments in private ventures, vehicles or businesses involve a high degree of business and financial risk, which can result in substantial losses and, accordingly, should be considered speculative. There is generally very little publicly available information about these issuers, and we rely significantly on the due diligence of the members of the investment team to obtain information in connection with our investment decisions. It is thus difficult, and often impossible, to protect the Fund from the risk of fraud, misrepresentation or poor judgment by these issuers.

ETF Risk.

The Fund may invest in ETFs. An ETF’s share price may not track its specified market index (if any) and may trade below its NAV. Certain ETFs use a “passive” investment strategy and do not take defensive positions in volatile or declining markets. Other ETFs in which the Fund may invest are actively managed ETFs (i.e., they do not track a particular benchmark), which indirectly subjects the Fund to active management risk. An active secondary market in ETF shares may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions or other reasons. There can be no assurance that an ETF’s shares will continue to be listed on an active exchange. In addition, shareholders bear both their proportionate share of the Fund’s expenses and similar expenses incurred through ownership of the ETF. There is a risk that ETFs in which the Fund invests may terminate due to extraordinary events. For example, any of the service providers to ETFs, such as the trustee or sponsor, may close or otherwise fail to perform their obligations to the ETF, and the ETF may not be able to find a substitute service provider. Also, certain ETFs may be dependent upon licenses to use various indexes as a basis for determining their compositions and/or otherwise to use certain trade names. If these licenses are terminated, the ETFs may also terminate. In addition, an ETF may terminate if its net assets fall below a certain amount.

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Other Investment Companies Risk.

The Fund may also, subject to applicable regulatory limits, invest in securities of other open- or closed-end investment companies (including ETFs and Business Development Companies (“BDCs”)) that invest primarily in the types of securities in which the Fund may invest directly. The market value of the shares of other investment companies may differ from their NAV. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Fund’s advisory and other fees and expenses with respect to assets so invested. Shareholders will therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. The Adviser will take expenses into account when evaluating the merits of an investment in an investment company relative to other available investments.

The securities of other investment companies, including ETFs or BDCs, in which the Fund may invest may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities. An investment in securities of other investment companies, including ETFs or BDCs, that use leverage may expose the Fund to higher volatility in the market value of such securities and the possibility that the Fund’s long-term returns on such securities (and, indirectly, the long-term returns of the Shares) will be diminished.

Preferred Stock Risk.

The Fund may also invest in preferred stock. Preferred stock is a type of stock that generally pays dividends at a specified rate and that has preference over common stock in the payment of dividends and the liquidation of assets. Preferred stock does not ordinarily carry voting rights. The price of a preferred stock is generally determined by earnings, type of products or services, projected growth rates, experience of management, liquidity, and general market conditions of the markets on which the stock trades. The most significant risks associated with investments in preferred stock include market risk and interest rate risk (i.e., the risk of losses attributable to changes in interest rates).

Convertible Securities Risk.

The Fund may also invest in convertible securities. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate risk (the risk of losses attributable to changes in interest rates) and credit risk (the risk that the issuer of a debt instrument will default or otherwise become unable, or be perceived to be unable or unwilling, to honor a financial obligation, such as making payments to the Fund when due). Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk (the risk that the market values of securities or other investments that the Fund holds will fall, sometimes rapidly or unpredictably, or fail to rise). Because the value of a convertible security can be influenced by both interest rates and the common stock’s market movements, a convertible security generally is not as sensitive to interest rates as a similar debt instrument, and generally will not vary in value in response to other factors to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would typically be paid before the company’s common stockholders but after holders of any senior debt obligations of the company. The Fund may be forced to convert a convertible security before it otherwise would choose to do so, which may decrease the Fund’s return.

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Warrants and Rights Risk.

The Fund may also invest in warrants and rights. Warrants and rights are types of securities that give a holder a right to purchase shares of common stock. Warrants usually are issued together with a bond or preferred stock and entitle a holder to purchase a specified amount of common stock at a specified price typically for a period of years. Rights usually have a specified purchase price that is lower than the current market price and entitle a holder to purchase a specified amount of common stock typically for a period of only weeks. Warrants may be used to enhance the marketability of a bond or preferred stock. Warrants do not carry with them the right to dividends or voting rights and they do not represent any rights in the assets of the issuer. Warrants may be considered to have more speculative characteristics than certain other types of investments. In addition, the value of a warrant does not necessarily change with the value of the underlying securities, and a warrant ceases to have value if it is not exercised prior to its expiration date, if any.

The potential exercise price of warrants or rights may exceed their market price, such as when there is no movement in the market price or the market price of the common stock declines.

The risks typically associated with warrants and rights include convertible securities risk, counterparty risk, credit risk and market risk.

Our investments in restricted instruments may expose us to additional risks.

Investments in restricted instruments, including Credit Investments and securities that have not been registered under the Securities Act and are subject to restrictions on resale, could have the effect of increasing the amount of our assets invested in illiquid investments if eligible investors are unwilling to purchase these instruments. Restricted instruments may be difficult to dispose of at the price at which we value the instruments and at the times when we believe it is desirable to do so. The market price of illiquid and restricted instruments generally is more volatile than that of more liquid instruments, which may adversely affect the price that we recover upon the sale of such instruments. Illiquid and restricted instruments are also more difficult to value, especially in challenging markets. Investment of our assets in illiquid and restricted instruments may restrict our ability to take advantage of market opportunities. The risks associated with illiquid and restricted instruments may be particularly acute in situations in which our operations require cash (such as in connection with share repurchases) and could result in us borrowing to meet its short-term needs or incurring losses on the sale of illiquid or restricted instruments. In order to dispose of an unregistered instrument, we, where we have contractual rights to do so, may have to cause such instrument to be registered. A considerable period may elapse between the time the decision is made to sell the instrument and the time the instrument is registered, therefore enabling us to sell it. Contractual restrictions on the resale of instruments vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the instruments. In either case, we would bear market risks during that period.

Obligations Issued or Guaranteed by U.S. Government Agencies or Instrumentalities.

The Fund may invest in obligations issued or guaranteed by U.S. Government agencies or instrumentalities. These include direct obligations and mortgage-related securities that have different levels of credit support from the U.S. government. Some are supported by the full faith and credit of the United States, such as Government National Mortgage Association pass-through mortgage certificates (called “Ginnie Maes”). Some are supported by the right of the issuer to borrow from the U.S. Treasury under certain circumstances, such as Federal National Mortgage Association bonds (“Fannie Maes”) and Federal Home Loan Mortgage Corporation obligations (“Freddie Macs”). Others are supported only by the credit of the entity that issued them. Securities issued by Fannie Mae and Freddie Mac are also supported by commitments from the U.S. Treasury to purchase certain of those agencies’ securities during market conditions in which the U.S. Treasury deems it necessary for the promotion of market stability. In September 2008, the Federal Housing Finance Agency, an independent regulatory agency, placed the Federal National Mortgage Corporation and Federal Home Loan Mortgage Corporation into conservatorship. The U.S. Department of Treasury also entered into a new secured lending credit facility with those companies and a preferred stock purchase agreement. Under the preferred stock purchase agreement, the Treasury will ensure that each company maintains a positive net worth. There can be no guarantee that this arrangement will remain in place.

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U.S. Treasury Obligations.

The Fund may also invest in U.S. Treasury obligations. These include Treasury bills (which have maturities of one year or less when issued), Treasury notes (which have maturities of one to ten years when issued), and Treasury bonds (which have maturities of more than ten years when issued). Treasury securities are backed by the full faith and credit of the United States as to timely payments of interest and repayments of principal. Similar to other issuers, changes to the financial condition or credit rating of a government may cause the value of the Fund’s direct or indirect investment in Treasury obligations to decline. On August 5, 2011, S&P downgraded U.S. Treasury securities from AAA rating to AA+. A downgrade of the ratings of U.S. government debt obligations, which are often used as a benchmark for other borrowing arrangements, could result in higher interest rates for individual and corporate borrowers, cause disruptions in the international bond markets and generally have a substantial negative effect on the U.S. economy. A downgrade of Treasury securities from another ratings agency or a further downgrade beyond AA+ rating by S&P may cause the value of the Fund’s Treasury obligations to decline.

Foreign Government Obligations.

The Fund may also invest in foreign government obligations issued or guaranteed by foreign governments or their agencies. It may be in the form of conventional securities or other types of debt instruments such as loans or loan participations. A foreign government’s willingness or ability to repay principal and pay interest in a timely manner may be affected by a variety of factors, including its cash flow situation, the extent of its reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the foreign government’s policy toward international lenders, and the political constraints to which such government may be subject. In addition, there may be no legal recourse against a foreign government in the event of a default.

The risks typically associated with foreign government obligations include credit risk, the risks associated with investments in foreign securities and market risk.

Money Market Funds Risk.

The Fund may also invest cash in, or hold as collateral for certain investments, shares of registered money market funds. These funds are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. The Fund and its shareholders indirectly bear a portion of the expenses of any money market fund or other fund in which the Fund may invest.

Deferred Interest, Pay-in-Kind or Zero Coupon Bonds/Notes Risk.

The Fund may invest in deferred interest, pay-in-kind or zero coupon bonds/notes. Investments in zero-coupon and payment-in-kind securities are subject to certain risks, including that market prices of zero-coupon and payment-in-kind securities generally are more volatile than the prices of securities that pay interest periodically and in cash, and are likely to respond to changes in interest rates to a greater degree than other types of debt securities with similar maturities and credit quality. Because zero-coupon securities bear no interest, their prices are especially volatile. And because zero-coupon bondholders do not receive interest payments, the prices of zero-coupon securities generally fall more dramatically than those of bonds that pay interest on a current basis when interest rates rise. However, when interest rates fall, the prices of zero-coupon securities generally rise more rapidly in value than those of similar interest paying bonds. Under many market and other conditions, the market for zero-coupon and payment-in-kind securities may suffer decreased liquidity making it difficult for the Fund to dispose of them or to determine their current value. In addition, as these securities may not pay cash interest, the Fund’s investment exposure to these securities and their risks, including credit risk, will increase during the time these securities are held in the Fund’s portfolio. Further, to maintain its qualification for treatment as a RIC and to avoid Fund-level U.S. federal income and/or excise taxes, the Fund is required to distribute to its Shareholders any income it is deemed to have received in respect of such investments, notwithstanding that cash has not been received currently, and the value of paid-in-kind interest. Consequently, the Fund may have to dispose of portfolio securities under disadvantageous circumstances to generate the cash, or may have to leverage itself by borrowing the cash to satisfy this distribution requirement. The required distributions, if any, would result in an increase in the Fund’s exposure to these securities. The payment deferral associated with such instruments may, in certain instances, introduce a significantly higher credit risk than current coupon paying bonds/notes. Since these instruments require judgment about the collectability of the deferred payments versus the value of any associated collateral, this may introduce additional unreliability in their valuations. The higher yields and interest rates on deferred interest, pay-in-kind and zero coupon bonds/notes may reflect the payment deferral and increased credit risk associated with such instruments. In addition, under certain circumstances, the deferral of interest on these securities may also reduce the loan-to-value ratio at a compounding rate.

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Commercial Paper.

The Fund may also invest in commercial paper. Commercial paper is a short-term debt obligation, usually sold on a discount basis, with a maturity ranging from 2 to 270 days issued by banks, corporations and other borrowers. It is sold to investors with temporary idle cash as a way to increase returns on a short-term basis. The risks typically associated with commercial paper include credit risk and liquidity risk. These instruments are generally unsecured, which increases the credit risk associated with this type of investment.

STRUCTURAL AND MARKET-RELATED RISKS:

Coronavirus (COVID-19) Risk.

In December 2019, the virus SARS-CoV-2, which causes the coronavirus disease known as COVID-19, spread around the world, resulting in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across the globe, as well as the implementation of travel restrictions and remote working and “shelter-in-place” or similar policies by numerous companies and national and local governments. These actions caused the disruption of manufacturing supply chains and consumer demand in certain economic sectors, resulting in significant disruptions in local and global economies. The Fund’s performance was negatively impacted during the initial periods of the pandemic. The longer-term impact of COVID-19 on the operations of the Adviser and the performance of the Fund is difficult to predict, but may also be adverse. The longer-term potential impact on such operations and performance could depend to a large extent on future developments and actions taken by authorities and other entities to contain COVID-19 and its economic impact. The impacts, as well as the uncertainty over impacts to come, of COVID-19 have adversely affected the performance of the Fund and may continue to do so in the future.

Use of leverage risk.

Any leverage utilized by the Fund will have seniority over our Shares and may be secured by the assets of the Fund. The use of leverage by the Fund can magnify the effect of any losses. Drops in asset values may magnify losses or totally eliminate the Fund’s equity in a leveraged investment. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, our Shares’ return will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on our Shares will be less than if leverage had not been used. Leverage involves risks and special considerations for Shareholders including:

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●	the likelihood of greater volatility of NAV (and market price) of our Shares than a comparable portfolio without leverage;

●	the risk that fluctuations in interest rates on leverage, including Borrowings (defined below), that we may pay will reduce the return to Shareholders or will result in fluctuations in the dividends paid on our Shares; and

●	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of our Shares than if we were not leveraged (which may result in a greater decline in the market price of our shares).

There can be no assurances that a leveraging strategy will be successful. We may continue to use leverage if the benefits to the Shareholders of maintaining the leveraged position are believed by the Board to outweigh any current reduced return.

Our ability to raise additional capital may be limited.

We may in the future issue debt securities or preferred shares or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted, as a registered closed-end management investment company, to issue senior securities representing indebtedness so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, is at least 300% after each issuance of such senior securities. In addition, we are permitted to issue additional preferred shares so long as our asset coverage ratio with respect thereto, defined under the 1940 Act as the ratio of our gross assets (less all liabilities and indebtedness not represented by senior securities) to our outstanding senior securities representing indebtedness, plus the aggregate involuntary liquidation preference of our outstanding preferred shares, is at least 200% after each issuance of such preferred shares. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments to repay a portion of our indebtedness at a time when doing so may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our Shareholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred shares, the preferred shares would rank “senior” to Shares in our capital structure, preferred shareholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of our Shareholders, and the issuance of preferred shares could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for holders of our Shares or otherwise be in your best interest. The Fund does not expect to issue preferred shares within 12 months from the date of this prospectus.

If we raise additional funds by issuing more Shares, then the percentage ownership of our Shareholders at that time will decrease, and you may experience dilution.

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We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, NAV, operating results or the value of our Shares.

Our investment objective is described in “Investment Objective, Strategies and Policies-Investment Philosophy and Process.” This investment objective may be changed by our Board if we provide our Shareholders with at least 60 days prior notice. In addition, our Board has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without Shareholder approval. We cannot predict the effect any changes to our investment objective, current operating policies, investment criteria and strategies would have on our business, NAV, performance or the value of our Shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Finally, since our Shares are not traded on a national securities exchange, you will be limited in your ability to sell your Shares in response to any changes in our investment objective, policies, investment criteria or strategies.

The amount of any distributions we may make is uncertain.

Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes.

We currently intend to declare and pay dividends/distributions of substantially all net investment income quarterly, but in no event, less than annually. We also intend to distribute substantially all net realized capital gains at least annually. We will pay these distributions to our Shareholders out of assets legally available for distribution. While our Adviser may agree to limit our expenses to ensure that such expenses are reasonable in relation to our income, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as an investment company may limit our ability to pay distributions. All distributions will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable investment company regulations and such other factors as our Board may deem relevant from time to time. We cannot assure you that we will pay distributions to our Shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital. Such a return of capital is not immediately taxable, but reduces your tax basis in our Shares, which may result in you recognizing more gain (or less loss) when your Shares are sold. Distributions from the proceeds of our public offering or from borrowings will be distributed after payment of fees and expenses and could reduce the amount of capital we ultimately invest in our investments.

An investment in our Shares, unlike an investment in a traditional listed closed-end fund, may be illiquid.

An investment in our Shares, unlike an investment in a traditional listed closed-end fund, may be illiquid. Unlike traditional listed closed-end funds, we have not listed our Shares for trading on any securities exchange, and we do not expect any secondary market to develop for our Shares unless they are traded on a securities exchange, if at all. Even if a secondary market develops, there can be no assurances that such a market will be efficient. In addition, although we will conduct quarterly repurchase offers of our shares, there is no guarantee that all tendered Shares will be accepted for repurchase or that Shareholders will be able to sell all of the Shares they desire in a quarterly repurchase offer. In certain instances, repurchase offers may be suspended or postponed. See “Periodic Repurchase Offers.”

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An investment in Shares is not suitable for investors who need access to the money they invest in the short term or within a specified timeframe. Unlike open-end funds (commonly known as mutual funds) which generally permit redemptions on a daily basis, shares will not be redeemable at an investor’s option (other than pursuant to our repurchase policy, as defined below). The NAV of our Shares may be volatile. As our Shares are not traded, investors may not be able to dispose of their investment in the Fund no matter how poorly we perform. We are designed for long-term investors and not as a trading vehicle. Moreover, our Shares will not be eligible for “short sale” transactions or other directional hedging products.

Our investments are subject to liquidity risk, which exists when particular investments of the Fund are difficult to purchase or sell, possibly preventing us from selling such illiquid investments at an advantageous time or price, or possibly requiring us to dispose of other investments at unfavorable times or prices in order to satisfy our obligations.

We rely upon our Adviser and key personnel to manage the Fund.

We are subject to management risk because we are an actively managed portfolio. The Adviser applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Adviser’s judgments about the attractiveness, value and potential appreciation of Credit Investments may prove to be incorrect. In addition, the implementation of our investment strategies depends upon the continued contributions of certain key employees of the Adviser, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a key member of the portfolio management team could have a negative impact on us during the transitional period that would be required for a successor to assume the responsibilities of the position.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of our Adviser. Our Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Our future success will depend to a significant extent on the continued service and coordination of the professionals of our Adviser. The departure of our portfolio manager or certain other key professionals of the Adviser could have a material adverse effect on our ability to achieve our investment objective.

Our ability to achieve our investment objective depends on our Adviser’s ability to identify, analyze, invest in, finance and monitor companies and investments that meet our investment criteria. Our Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. Our Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

If the Advisory Agreement or other essential service provider agreement is terminated, it may adversely affect the quality of our investments and shareholder services. In addition, in the event such agreements are terminated, it may be difficult for us to replace our Adviser or other essential service provider.

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We have limited operating history.

While we will rely upon the investment expertise, skill and network of business contacts of the professionals serving our Adviser and its managing member who have extensive expertise managing Credit Investments, each of the Fund and the Adviser is relatively recently formed and has limited operating history, and is subject to all of the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objective and that the value of our Shares could decline substantially. There is no basis on which investors can evaluate the performance of the Fund or the Adviser.

We are subject to non-diversification risk.

We are classified as “non-diversified” under the 1940 Act. As a result, we can invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. We intend to maintain our status as a RIC under Subchapter M of the Code, and thus we intend to satisfy the diversification requirements of Subchapter M.

An investment in our Shares should not be considered a complete investment program.

The Fund is intended for investors seeking income over the long-term, and is not intended to be a short-term trading vehicle. An investment in our Shares should not be considered a complete investment program. Each investor should take into account our investment objective and other characteristics, as well as the investor’s other investments, when considering an investment in our Shares.

We are subject to affiliated party and co-investment restrictions.

We are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or Trustees or our affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of an investment fund managed by our Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

The Fund’s investment strategy contemplates that the Fund may invest capital in negotiated transactions that are sourced by the Adviser or its managing member, One William Street Capital Management, L.P. These transactions may include transactions that are privately negotiated and sourced on a proprietary basis. Because the Adviser may manage other investment funds whose mandates include participating in such transactions, such investments will need to be made on a co-investment basis. The 1940 Act imposes significant limits on co-investment with affiliates of the Adviser.

The Adviser has received an exemptive order from the SEC (the “Order”) granting funds managed by the Adviser or certain affiliates, the ability to fully negotiate terms of co-investment transactions with other funds managed by the Adviser or certain affiliates, subject to the conditions included therein. In certain situations, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which client will proceed with the investment. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Fund is unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

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Under the terms of the Order, the Fund has the opportunity to participate in co-investment opportunities that align with the Fund’s investment objective and strategies. When the Fund participates in a co-investment transaction, the personnel of the Adviser will allocate a portion of the investment to the Fund based on the Fund’s investment objective and strategies, investment policies, investment positions, capital available for investment, and other pertinent factors. Any co-investment will be made on equal footing with the funds managed by the Adviser or its affiliates, including identical terms, conditions, price, class of securities purchased, timing, and registration rights. In addition, a majority of the Independent Trustees generally must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to the Fund and its shareholders and do not involve overreaching of the Fund or its shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s investment objective and strategies. To the extent the Fund is able to make co-investments with the Adviser’s affiliates, these co-investment transactions may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts.

The Fund may also invest alongside the Adviser’s and its affiliates’ other clients, including other entities they manage, which are referred to as affiliates’ other clients, in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations and guidance as well as the Adviser’s allocation policies. However, the Fund can offer no assurance that investment opportunities will be allocated to it fairly or equitably in the short-term or over time.

In situations where co-investment with affiliates’ other clients is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of exemptive relief granted to the Fund by the SEC, the Adviser will need to decide which client or clients will proceed with the investment. Generally, the Fund will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, the Fund will not be permitted to participate. Moreover, except in certain circumstances, the Fund is unable to invest in any issuer in which an affiliates’ other client holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to the Fund.

Our repurchase policy may subject us to additional risks.

Repurchases of Shares will reduce the amount of outstanding Shares and, thus, our net assets. To the extent that additional Shares are not sold, a reduction in our net assets may increase our expense ratio (subject to the Adviser’s reimbursement of expenses) and limit our investment opportunities.

If a repurchase offer is oversubscribed by Shareholders, we will repurchase only a pro rata portion of the Shares tendered by each Shareholder. In addition, because of the potential for such proration, Shareholders may tender more Shares than they may wish to have repurchased in order to ensure the repurchase of a specific number of their Shares, increasing the likelihood that other Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund. To the extent Shareholders have the ability to sell their Shares to the Fund pursuant to a repurchase offer, the price at which a Shareholder may sell Shares, which will be the NAV per Share most recently determined as of the last day of the offer, may be lower than the price that such Shareholder paid for its Shares.

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We may find it necessary to hold a portion of our net assets in cash or other liquid assets, sell a portion of our portfolio investments or borrow money in order to finance any repurchases of our Shares. We may accumulate cash by holding back (i.e., not reinvesting or distributing to Shareholders) payments received in connection with our investments, which could potentially limit our ability to generate income. We also may be required to sell our more liquid, higher quality portfolio investments to purchase Shares that are tendered, which may increase risks for remaining Shareholders and increase our expenses. Although most, if not all, of our investments are expected to be illiquid and the secondary market for such investments is likely to be limited, we believe we would be able to find willing purchasers of our investments if such sales were ever necessary to supplement cash generated by payments received in connection with our investments. However, we may be required to sell such investments during times and at prices when we otherwise would not, which may cause us to lose money. We may also borrow money in order to meet our repurchase obligations. There can be no assurance that we will be able to obtain financing for our repurchase offers. If we borrow to finance repurchases, interest on any such borrowings may negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing our expenses (subject to the Adviser’s reimbursement of expenses, if any) and reducing any net investment income. The purchase of Shares by the Fund in a repurchase offer may limit our ability to participate in new investment opportunities.

In the event a Shareholder chooses to participate in a repurchase offer, the Shareholder will be required to provide us with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date. Although the Shareholder may have the ability to withdraw a repurchase request prior to the repurchase date, to the extent the Shareholder seeks to sell Shares to us as part of a repurchase offer, the Shareholder will be required to do so without knowledge of what the repurchase price of the Shares will be on the repurchase date. It is possible that general economic and market conditions could cause a decline in the NAV per Share prior to the repurchase date. See “Period Repurchase Offers” below for additional information on, and the risks associated with, our repurchase policy.

The Adviser receives an asset-based management fee, even if the Fund is not at all times fully invested.

Since the management fee paid to the Adviser is based on gross assets of the Fund, the Adviser’s management fee will take into account cash, and cash equivalents and all other assets held by the Fund, even if the Fund is not at all times fully invested.

Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our Shareholders.

Our Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to offerings of shares or senior securities by us, which allows the Adviser to earn increased management fees. In addition, if we decide to utilize leverage, it will increase our assets and, as a result, will increase the amount of management fees payable to our Adviser. Moreover, as the management fee is charged on gross assets (without deduction of liabilities) of the Fund, the Adviser has an incentive to cause the Fund to incur leverage.

This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

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This offering is being made on a best efforts basis, whereby the underwriter participating in the offering is only required to use its best efforts to sell our Shares and has no firm commitment or obligation to purchase any of our Shares. If we are not able to raise additional funds, the opportunity to make a broad range of investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Expense Risk

Your actual costs of investing in the Fund may be higher than the expenses shown in “Annual Fund Operating Expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. The Fund’s expense limitation agreement (the “ELA”) mitigates this risk. However, there is no assurance that the Adviser will renew the ELA beyond its current term. The ELA will remain in effect through March 1, 2022, unless sooner terminated at the sole discretion of the Board, but in no case will the ELA be terminated prior to one year from the date of this Prospectus.

FEDERAL INCOME TAX RISKS:

We will be subject to Fund-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

●	The annual distribution requirement for a RIC will be satisfied if we distribute to our Shareholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to Fund-level income tax.

●	The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of shares or securities or similar sources.

●	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets and more than 10% of the outstanding voting securities of the issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

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If, for any taxable year, we do not qualify as a RIC for U.S. federal income tax purposes, we would be treated as a U.S. corporation subject to U.S. federal income tax at the Fund level, and possibly state and local income tax, and distributions to our Shareholders would not be deductible by us in computing our taxable income. As a result of these taxes, NAV per Share and amounts distributed to Shareholders may be substantially reduced. Also, in such event, our distributions, to the extent derived from our current or accumulated earnings and profits, would generally constitute ordinary dividends, which would generally be eligible for the dividends received deduction available to corporate Shareholders, and non-corporate Shareholders would generally be able to treat such distributions as “qualified dividend income” eligible for reduced rates of U.S. federal income taxation, provided in each case that certain holding period and other requirements are satisfied. In addition, in such an event, in order to re-qualify for taxation as a RIC, we might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would negatively impact our returns. In such event, our Board may determine to reorganize or close the Fund or materially change our investment objective and strategies. See “Material U.S. Federal Income Tax Considerations.”

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with pay-in-kind interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash, including as a result of any investments in PFICs or CFCs and the election we may make to have our investments taxed on a mark-to-market basis under Section 475(f) of the Code. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our Shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to Fund-level income tax. If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. See “Material U.S. Federal Income Tax Considerations-Taxation as a RIC.

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RISKS RELATED TO OUR ADVISER AND ITS AFFILIATES:

Our Adviser’s professionals’ time and resources may be diverted due to obligations they have to other clients.

Our Adviser and/or its partners and professionals (collectively, the “Adviser”) serve or may serve as officers, partners, members, employees, trustees, managers and advisers or principals of entities, including private funds managed by the Adviser, that operate in the same or a related line of business as we do. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our Shareholders. Our investment objective may overlap with the investment objectives of such investment companies, funds, accounts or other investment vehicles. For example, we rely on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are currently, and plan in the future to continue to be, involved with activities which may be related or unrelated to us. As a result of these activities, our Adviser, its personnel and certain of its affiliates will have conflicts of interest in allocating their time and resources between us and other activities in which they are or may become involved. Our Adviser and its personnel will devote only as much of its or their time and resources to our business as our Adviser and its personnel, in their judgment, determine is reasonably required, which may be substantially less than their full time and resources.

OTHER RISKS:

Portfolio Turnover

A change in the securities held by the Fund is known as “portfolio turnover.” If the Fund realizes capital gains when it sells investments, it generally must pay those gains to Shareholders, increasing its taxable distributions, including distributions of short-term capital gain, which are taxable as ordinary income to Shareholders. Increased portfolio turnover may also result in higher brokerage fees or other transaction costs, which can reduce the Fund’s performance. Portfolio turnover will not be a limiting factor should the Adviser deem it advisable to purchase or sell securities.

Temporary Defensive and Interim Investments

For temporary defensive purposes in times of adverse or unstable market, economic or political conditions, the Fund can invest up to 100% of its assets in investments that may be inconsistent with its principal investment strategies. Generally, the Fund would invest in money market instruments or in other short-term U.S. or non-U.S. government securities. The Fund might also hold these types of securities as interim investments pending the investment of proceeds from the sale of its Shares or the sale of its portfolio securities or to meet anticipated repurchases of its Shares. To the extent the Fund invests in these securities, it might not achieve its investment objective.

INVESTOR SUITABILITY

An investment in the Fund involves substantial risks and may not be suitable for all investors. You may lose money or your entire investment in us. An investment in us is suitable only for investors who can bear the risks associated with the limited liquidity of our Shares and should be viewed as a long-term investment. Before making an investment decision, prospective investors and their financial advisers should (i) consider the suitability of an investment in our Shares with respect to the investor’s investment objectives and personal situation, and (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs. We should be considered an illiquid investment. Investors will not be able to redeem Shares on a daily basis because we are a closed-end fund. Our Shares are not traded on an active market and there is currently no secondary market for our Shares, nor do we expect a secondary market for our Shares to exist in the future.

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MANAGEMENT OF THE FUND

Board of Trustees

The Board oversees the conduct of the Fund’s affairs and the Adviser’s management of the Fund.

The Adviser

1WS serves as the investment adviser of the Fund. 1WS is a Delaware limited liability company that is registered as an investment adviser with the SEC under the Advisers Act. The Adviser is controlled by its managing member, OWS, which is registered with the SEC as an investment adviser. The Adviser’s principal office is located at 299 Park Avenue, 25th Floor, New York, New York 10171. As of January 31, 2021, OWS managed approximately $5.5 billion of assets. The Adviser has limited experience managing a registered closed-end investment company that operates as an interval fund. However, OWS, as well as the Fund’s portfolio manager, Mr. David Sherr, and other personnel of the Adviser have substantial experience in managing investments and investment funds, including funds which have investment programs similar to that of the Fund.

The Adviser serves as the Fund’s investment adviser pursuant to the terms of an investment advisory agreement entered into between the Fund and the Adviser (the “Advisory Agreement”), dated December 14, 2018. The Adviser is responsible for: (i) developing and implementing the Fund’s investment program, (ii) managing the Fund’s investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund. The Adviser will monitor the Fund’s compliance with applicable investment limitations, including those imposed by the 1940 Act. In consideration of the services provided by the Adviser, the Fund pays the Adviser the Management Fee. Though, for the one-year period beginning on March 1, 2021, the Adviser has voluntarily agreed to reduce the Management Fee to 1.25% of the Fund’s daily gross assets. A discussion regarding the basis for the Board’s approval of the Advisory Agreement is available in the Fund’s annual report to shareholders for the period ended October 31, 2020.

The Adviser has agreed, pursuant to an expense limitation agreement (the “ELA”), to waive the fees payable to it under the Advisory Agreement or pay or otherwise bear operating and other expenses of the Fund, including, without limitation, organization and offering expenses (excluding brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest and commitment fees; short dividend expense; acquired fund fees; taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business) solely to the extent necessary to limit the Other Expenses to 0.50% of the gross assets of the Fund, less the Exclusions described above. The Adviser shall be permitted to recoup in later periods Fund expenses that the Adviser has paid or otherwise borne to the extent that the expenses for the Fund fall below the annual limitation rate in effect at the time of the actual waiver/reimbursement and to the extent that they do not cause the Fund to exceed the annual rate in effect at the time of the recoupment. Under the ELA, the Adviser is not permitted to recoup such expenses beyond three years from the date on which the Adviser reduced a fee or reimbursed an expense. The ELA will remain in effect through March 1, 2022, unless sooner terminated at the sole discretion of the Board, but in no case will the ELA be terminated prior to one year from the date of this Prospectus.

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David Sherr – Mr. Sherr founded OWS, which commenced operations in 2008, and is responsible for overseeing all aspects of the firm’s day-to-day activities. Mr. Sherr has over 30 years of experience in the investing and origination businesses, fixed income markets, and managing global trading.

Prior to founding OWS, Mr. Sherr was a Managing Director and Global Head of Securitized Products at Lehman Brothers. In that capacity, Mr. Sherr had senior management responsibilities in Fixed Income, Principal Investing and Lending and Investment Banking. Mr. Sherr graduated with a B.S. in Finance from Babson College.

Additional Information Regarding Portfolio Manager

The Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of securities in the Fund. The Statement of Additional Information is available free of charge by calling (833) 834-4923 and on the Fund’s website at www.1wscapital.com. The information contained in, or that can be accessed through, the Fund’s website is not part of this prospectus or the Statement of Additional Information.

Control Persons

To the best knowledge of the Fund, the names and addresses of the record and beneficial holders of 5% or more of the outstanding shares of each class of the Fund and the percentage of the outstanding shares held by such holders are set forth below. Unless otherwise indicated below, the Fund has no knowledge as to whether all or any portion of the shares owned of record are also owned beneficially.

A control person is a person who beneficially owns more than 25% of the voting securities of a company. As of January 31, 2021, the name, address and percentage of ownership of each entity or person that owned beneficially 25% or more of the outstanding shares of the Fund are as follows:

Control Person Name and Address	Percentage Owned As of January 31, 2021	Type of Ownership
CHARLES SCHWAB & CO INC SPECIAL CUSTODY 211 MAIN ST SAN FRANCISO, CA 94105-1905	86.66%	Beneficial

The Fund’s Service Providers

Custodian. The Bank of New York Mellon (the “Custodian) serves as the primary custodian of the Fund’s assets and the assets of the Fund’s wholly-owned subsidiaries (if any), and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. The principal business address of the Custodian is 240 Greenwich Street, New York, New York 10286.

Transfer Agent. DST Asset Manager Solutions, Inc. (the “Transfer Agent”) serves as the Fund’s transfer agent. The principal business address of the Transfer Agent is 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105.

Administration, Accounting, and Other Services. ALPS Fund Services, Inc. (the “Administrator”) serves as the Fund’s administrator and provides various administration, fund accounting, investor accounting and taxation services to the Fund (which are in addition to the services provided by the Adviser, as described above). In consideration of these services, the Fund pays the Administrator, on a monthly basis, the greater of an annual minimum fee or basis point fees above the minimum with such annual rate declining from 0.12% to 0.06% as the Fund’s net assets increase. The Fund will reimburse the Administrator for certain out-of-pocket expenses incurred on behalf of the Fund. The principal business address of the Administrator is 1290 Broadway, Suite 1000, Denver, Colorado 80203.

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For the fiscal year ended October 31, 2020 and during the period from March 4, 2019 (commencement date of operations) through October 31, 2019, the Fund paid $368,070 and $145,847, respectively, in administration and fund accounting fees to the Administrator.

Independent Registered Public Accounting Firm. Deloitte & Touche LLP serves as the Fund’s Independent Registered Public Accounting Firm, and is registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board.

Legal Counsel. Kramer Levin Naftalis & Frankel LLP, located at 1177 Avenue of the Americas, New York, New York, 10036 acts as legal counsel to the Fund.

FUND EXPENSES

The Fund bears all expenses incurred in its business and operations, other than those borne by the Adviser or by the Distributor pursuant to their agreements with the Fund, including, but not limited to: all investment related expenses (e.g., costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with investments or prospective potential investments, transfer taxes and premiums, taxes withheld on foreign income, brokerage commissions, commitment fees, debit balances and margin fees, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expenses, dividends on securities sold but not yet purchased, investment-related travel and lodging expenses and research-related expenses, other due diligence expenses, expenses of consultants, investment bankers and other experts); the Management Fee; the Distribution and Shareholder Servicing Fees; any non-investment related interest expense; organizational and offering expenses; the cost of effecting sales and repurchases of Shares; fees and disbursements of any attorneys and accountants engaged by or for the Fund for any purpose; audit and tax preparation fees and expenses; taxes; administrative, transfer agent or sub-transfer agent expenses and fees; custody and escrow (if any) fees and expenses; insurance costs; fees and expenses associated with marketing efforts; federal and any state registration or notification fees; fees and travel-related expenses of members of the Board who are not employees of the Adviser or any affiliate of the Adviser; expenses related to the Fund’s compliance and reporting obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002, as amended; costs for obtaining valuation/pricing information or data from third party pricing or valuation services; membership fees for industry-related organizations; all costs and charges for equipment or services used in connection with the Fund’s website or communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent engaged by the Fund; fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs); research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data); any costs associated with the retention of a chief compliance officer for the Fund that is not employed by the Adviser and costs of any support services provided to the Fund’s chief compliance officer; the costs of preparing, filing, printing and mailing Shareholder and other reports and other communications, including quarterly repurchase offer correspondence or similar materials, to Shareholders; costs associated with the use of any proxy solicitation service for the Fund; direct costs such as printing, mailing, long distance telephone and staff costs; any extraordinary Fund expenses, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses, including as provided for in the Fund’s organizational documents; and such other expenses as may be approved from time to time by the Board. (See “Fees and Expenses.”)

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HOW TO BUY SHARES

Purchase Terms; Minimum Investment; Eligibility

Institutional Class Shares of the Fund are being offered on a continuous basis at the NAV per Share calculated each business day.

Institutional Class Shares of the Fund are only available to investors: (i) who purchase their investment through a discretionary or non-discretionary fee-based advisory or wrap program of a selling agent of the Fund (“Selling Agents”); (ii) who are clients of investment advisers or financial planners that participate in programs operated by Selling Agents through which Institutional Class Shares are offered; (iii) who are other customers or clients of Selling Agents or their affiliates, as authorized by the Fund or a Fund agent, in consultation with the Selling Agent; (iv) who have a minimum initial investment of $1,000,000 or (v) who are members or personnel of the Adviser or its affiliates, and members of their immediate families, and certain other investors as may be determined by the Fund’s Board. During the first twenty-four months of operations (or such other initial period as deemed appropriate by the Adviser), the minimum investment amounts may be waived in the Adviser’s discretion to help raise initial assets.

A purchase of Shares will be made at the NAV per Share next determined following receipt of a purchase order in good order by the Fund, its authorized agent, its Distributor’s authorized agent, or authorized Intermediary or the Intermediary’s authorized designee if received at a time when the Fund is open to new investments. A purchase order is in “good order” when the Fund, its Distributor’s agent, an authorized Intermediary or, if applicable, an Intermediary’s authorized designee, receives all required information, including properly completed and signed documents, and the purchase order is approved by the Adviser. Once the Fund (or one of its authorized agents) accepts a purchase order, you may not cancel or revoke it. The Fund reserves the right to cancel any purchase order it receives if the Fund believes that it is in the best interest of the Fund’s Shareholders to do so.

Clients of investment advisory organizations may also be subject to investment advisory fees under their own arrangements with such organizations.

Some Intermediaries may impose different or additional eligibility requirements. The Adviser has the discretion to further modify or waive their eligibility requirements.

Plan Of Distribution

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1000, Denver, Colorado 80203 (the “Distributor”), is the principal underwriter of Shares of the Fund. Shares may be purchased only through the Distributor or the Fund. The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of its contract with the Fund. The Distributor is not obligated to sell any specific amount of Shares of the Fund. The Distributor will also act as agent for the Fund in connection with repurchases of Shares. An affiliate of the Distributor is the Fund’s Administrator.

Shares of the Fund are continuously offered through the Distributor. The Fund has authorized one or more intermediaries (e.g., brokers, investment advisers, etc. collectively “Intermediaries”) to receive orders on its behalf. Such Intermediaries are authorized to designate other Intermediaries to receive orders on the Fund’s behalf. The Fund will be deemed to have received an order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order. The Shares are offered at NAV per Share calculated each business day.

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The Fund and the Distributor have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.

Investors may be charged a fee if they effect transactions through an Intermediary.

No market currently exists for the Fund’s Shares. The Fund does not currently intend to list its Shares for trading on any securities exchange, and does not anticipate that a secondary market will develop for its Shares. Neither the Adviser nor the Distributor intends to make a market in the Fund’s Shares.

The Distributor is not obligated to buy any of the Shares and does not intend to make a market in the Shares. To the extent consistent with applicable law, the Fund has agreed to indemnify the Distributor and certain of its affiliates against certain liabilities under the Securities Act of 1933, as amended.

The Fund intends to use the net proceeds of this offering to make investments pursuant to its investment objectives and strategies as described in this prospectus.

The Fund reserves the right to refuse any request to purchase Shares.

Additional Financial Intermediary Compensation

The Adviser or its affiliates, in the Adviser’s sole discretion and from their own resources, may pay additional compensation to brokers, dealers or other intermediaries (“Financial Intermediaries”) in connection with the sale and distribution of Fund Shares. The additional compensation is not generally expected to exceed 0.25% (on an annual basis) of the gross assets of the Fund attributable to customers of such Financial Intermediaries. The Adviser also benefits when the payment of additional compensation results in increased assets under management and a corresponding increase in its management fees.

In addition, the Fund has certain arrangements in place to compensate Financial Intermediaries that hold Fund shares through networked, omnibus and other accounts, for services that they provide to Fund shareholders (“Investor Services”) or for arranging the provision of Investor Services. Investor Services and related fees may vary by financial intermediary and according to distribution channel and may include sub-accounting, sub-transfer agency, participant recordkeeping, shareholder or participant reporting, shareholder or participant transaction processing, maintenance of shareholder records, preparation of account statements and provision of customer service/handling of account inquiries, and are not intended to include services that are primarily intended to result in the sale of Fund shares. Payments for Investor Services with respect to the Institutional Class Shares are generally not expected to exceed 0.25% of the average aggregate value of such class of the Fund’s Shares.

Other Policies

No Certificates. The issuance of Shares is recorded electronically on the books of the Fund. You will receive a confirmation of, or account statement reflecting, each new transaction in your account, which will also show the total number of Shares of the Fund you own. You can rely on these statements in lieu of certificates. The Fund does not issue certificates representing Shares of the Fund.

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Customer Identification Program

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. As a result, the Fund must obtain the following information for each person that opens a new account:

●	Name;

●	Date of birth (for individuals);

●	Residential or business street address (although post office boxes are still permitted for mailing); and

●	Social Security number, taxpayer identification number, or other identifying number.

You may also be asked for a copy of your driver’s license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities.

Federal law prohibits the Fund and other financial institutions from opening a new account on behalf of a natural person unless they receive the minimum identifying information listed above. After an account is opened, the Fund may restrict your ability to purchase additional Shares until your identity is verified. The Fund may close your account or take other appropriate action if it is unable to verify your identity within a reasonable time. The Fund and its agents will not be responsible for any loss in an investor’s account resulting from the investor’s delay in providing all required identifying information or from closing an account and redeeming an investor’s Shares when an investor’s identity is not verified.

In addition, the Fund may be required to “freeze” your account if there appears to be suspicious activity or if account information matches information on a government list of known terrorists or other suspicious persons.

eDelivery

eDelivery allows you to receive your quarterly account statements, transaction confirmations and other important information concerning your investment in the Fund online. Select this option on your account application to receive email notifications when quarterly statements and confirmations are available for you to view via secure online access. You will also receive emails whenever a new prospectus, semi-annual or annual fund report is available. To establish eDelivery, call (833) 834-4923.

PERIODIC REPURCHASE OFFERS

The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. Except as permitted by the Fund’s interval structure, no Shareholder will have the right to require the Fund to repurchase its Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund.

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The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at NAV quarterly. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV subject to approval of the Board. The schedule requires the Fund to make repurchase offers every three months.

Repurchase Dates

The Fund will make quarterly repurchase offers in the months of March, June, September and December. As discussed below, the date on which the repurchase price for Shares is determined will be generally on or about the 15th day of the following month, but shall occur no later than the 14th day after the Repurchase Request Deadline (defined below) (or the next business day, if the 14th day is not a business day).

Repurchase Request Deadline

The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer typically falls within seven days before the Repurchase Pricing Date (defined below).

When a repurchase offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each Shareholder setting forth, among other things:

●	The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

●	The date on which a shareholder’s repurchase request is due (the “Repurchase Deadline”). The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”). See “Repurchase Dates” above.

●	The date by which the Fund will pay to shareholders the proceeds from their Shares accepted for repurchase.

●	The NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.

●	The procedures by which shareholders may tender their Shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

●	The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares

The Repurchase Pricing Date will be generally on or about the 15th day of the month that follows the repurchase offer, but shall occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one and three business days after the repurchase pricing date and will distribute such payment up to seven (7) calendar days after such date. The Fund’s NAV per Share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and repurchase pricing date. The method by which the Fund calculates NAV is discussed below under “Determination of Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV by calling the Fund’s transfer agent at (833) 834-4923.

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The Fund does not currently charge a repurchase fee.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.

The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under Subchapter M of the Code; (2) for any period during which the New York Stock Exchange (“NYSE”) or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis. The Fund does not currently expect to offer to repurchase additional Shares in the event a repurchase offer is oversubscribed.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the repurchase pricing date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

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If the Fund borrows to finance repurchases, interest on that borrowing may negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks— Our repurchase policy may subject us to additional risks” above. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Material U.S. Federal Income Tax Considerations – Taxation of U.S. Shareholders”.

PAYMENTS TO FINANCIAL FIRMS

The Fund or the Adviser also may enter into agreements with certain Intermediaries under which the Fund makes payments to the Intermediaries for sub-transfer agency services and/or other Shareholder servicing. Payments made by the Fund or the Adviser under such agreements are generally based on either (1) a percentage of the average daily net asset value of the customer Shares serviced by the Intermediary, up to a set maximum, or (2) a per account fee assessed against each account serviced by such Intermediary, up to a set maximum. These payments are in addition to other payments described in this prospectus. Investors who invest through financial firms are subject to the eligibility requirements set out herein.

DETERMINATION OF NET ASSET VALUE

Institutional Class Shares are offered at NAV. NAV per Share is determined on each business day. The Fund’s NAV per share is calculated by subtracting liabilities (including accrued expenses and indebtedness) from the total assets of the Fund (the value of the investments plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of Shares outstanding.

Investments for which market quotes are readily available are valued at market value. We may utilize quotations or analyses provided by third-party pricing sources/services. If market quotes are not readily available (as may be the case of many of the Fund’s investments), securities are valued at fair value as determined by the Board’s Valuation Committee (which is comprised of the Chair of the Board as well as personnel of the Adviser). In addition, if the Adviser believes that a market quote is not reflective of fair value, the Adviser may fair value the security pursuant to methodologies approved by the Valuation Committee.

Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC 820”), issued by the Financial Accounting Standards Board defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value. The three-level hierarchy for fair value measurement is defined as follows: Level 1, inputs are quoted market prices available in active markets; Level 2, inputs are observable either directly or indirectly, such as quoted prices for similar investments in active markets and quoted prices for identical investments where there is little or no activity in the market; and Level 3, inputs are unobservable and reflects the Adviser’s best estimate of what market participants would use in pricing the investment. This method includes situations where there may be little, if any market activity. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Adviser’s or Board’s assessment of the significance of a particular input to the fair value measurement in its entirety requires subjective judgement and considers factors specific to the investment.

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Methodologies for fair valuing Fund investments are determined by the Board’s Valuation Committee. The Board and its Valuation Committee have delegated the day to day responsibility for determining fair values in accordance with the policies it has approved to the Adviser.

Inputs that are used in determining the value of an investment may include price information, quotations received from market makers, brokers, dealers, and/or counterparties (when available and considered reliable), credit data, volatility statistics, and other factors. Inputs, including price information, may be provided by independent pricing services or derived from market data. In addition, inputs can be either observable or unobservable.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. The Valuation Committee expects to use prices and other inputs that are current as of the measurement date, including during periods of market dislocations. In periods of market dislocation, the availability of prices and other inputs may be reduced for certain investments. This condition could cause an instrument to be reclassified to or from the various levels within the fair value hierarchy.

Generally, the Fund expects to be able to obtain pricing and other inputs from third-party sources on many of its investments. However, in certain circumstances where such inputs are difficult or impractical to obtain or such inputs are deemed unreliable, we may fair value certain investments using internal valuation models.

The following factors may be pertinent in determining fair value: security covenants, call protection provisions and information rights; cash flows, the nature and realizable value of any collateral; the portfolio company’s ability to make payments; the principal markets and financial environment in which the portfolio company operates; publicly available financial ratios of peer companies; changes in interest rates for similar debt instruments; and enterprise values, among other relevant factors.

Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Due to the inherent uncertainty of determining the fair value of investments that do not have readily available market quotations, the fair value of these investments may differ significantly from the values that would have been used had such market quotations existed for such investments, and any such differences could be material. Accordingly, under current accounting standards, the notes to the Fund’s financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on the Fund’s financial statements.

DISTRIBUTIONS

The Fund’s present policy, which may be changed from time to time by the Fund’s Board of Trustees, is to declare and pay dividends/distributions of substantially all net investment income quarterly, but in no event less than annually. The Fund also intends to distribute substantially all net realized capital gains at least annually. Unless you elect to receive your distributions in cash, your ordinary income and capital gain distributions will be reinvested in additional Shares of the same share class of the Fund at the NAV calculated as of the payment date. The Fund will pay distributions on a per-share basis. As a result, on the ex-dividend date of such a payment, the NAV of the Fund will be reduced by the amount of the payment.

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DIVIDEND REINVESTMENT PLAN

Dividends and capital gains distributions are automatically reinvested, unless otherwise elected. You may notify the Transfer Agent in writing to:

●	Choose to receive dividends or distributions (or both) in cash; or

●	Change the way you currently receive distributions.

The number of Shares that will be distributed in lieu of cash is determined by dividing the dollar amount of the distribution to be reinvested by the NAV as of the close of business on the day of the distribution.

Reinvested dividends increase the Fund’s total gross assets on which a management fee is payable to Fund’s Adviser. Your taxable income is the same regardless of which option you choose. For further information about dividend reinvestment, contact the Transfer Agent by telephone at (833) 834-4923.

DESCRIPTION OF SHARES

The Fund is an unincorporated statutory trust organized under the laws of Delaware. The Fund is authorized to issue an unlimited number of shares of beneficial interest, $0.001 par value (“Shares”). The Board is authorized to increase or decrease the number of Shares issued. Each Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable. The Trustees have the power to pay expenses of the Fund prior to paying dividends or distributions to Shareholders.

All Shares are equal as to assets and voting privileges and have no conversion, preemptive or other subscription rights. The Fund will send annual and semi-annual reports, including financial statements, to all holders of its Shares. Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form.

Shares of closed-end investment companies frequently trade on an exchange at prices lower than net asset value. Shares of the Fund are not traded on any exchange and the Fund does not expect that any secondary market will develop for the Shares, except that brokers or dealers that have entered into selling agreements with the Distributor (i.e., Selling Agents) may make a market in the Shares among their customers that meet the eligibility and investment requirements discussed above. Prices received or paid for the Shares in such transactions will not be available to the public, thus, the Fund and Shareholders will not be able to inform themselves if such transactions were effected at a premium or a discount to net asset value. The Fund cannot offer any assurance that any broker or dealer will make a market in the Shares or that transactions in any such market will be effected at a price equal to or higher than net asset value.

Certain Provisions in the Declaration of Trust

To convert the Fund to an open-end investment company, the Fund’s declaration of trust (the “Declaration of Trust”) requires the favorable vote of a majority of the Trustees then in office followed by the favorable vote of the holders of not less than 75% of the outstanding Shares, unless such amendment has been approved by at least 75% of the Trustees, in which case approval by a vote of “a majority of the outstanding voting securities” (as defined in the 1940 Act) would be required. The foregoing vote would satisfy a separate requirement in the 1940 Act that any conversion of the Fund to an open-end investment company be approved by the Shareholders. The Board believes, however, that the closed-end structure is desirable in light of the Fund’s investment objective and policies. Therefore, investors should assume that it is not likely that the Board would vote to convert the Fund to an open-end fund.

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The Board has determined that provisions with respect to the Board and the Shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of Shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Reports to Shareholders

The Fund is required to file periodic reports and other information with the SEC. This information is available at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at (202) 551-8090. This information also is available free of charge by contacting us by telephone at (833) 834-4923. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, periodic reports and other information (“documents”) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to us and to an investment in our Shares. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including Shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold our Shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service regarding any tax considerations applicable to us or an investment in our Shares. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

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A “U.S. Shareholder” generally is a beneficial owner of our Shares who is for U.S. federal income tax purposes:

●	A citizen or individual resident of the United States;

●	A corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

●	A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

●	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. Shareholder” generally is a beneficial owner of our Shares that is not a U.S. Shareholder or a partnership.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding our Shares should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of our Shares.

Tax matters are very complicated and the tax consequences to an investor of an investment in our Shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected and intend to qualify to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay Fund-level federal income taxes on any income that we distribute to our Shareholders. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our Shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a RIC

If we:

●	qualify as a RIC; and

●	satisfy the Annual Distribution Requirement,

then we will not be subject to U.S. federal income tax on the portion of our income we distribute (or are deemed to distribute) to Shareholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our Shareholders. We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax (the “Excise Tax Avoidance Requirement”).

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In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

●	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities (the “90% Income Test”);

●	diversify our holdings so that at the end of each quarter of the taxable year;

●	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

●	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships” (the “Diversification Tests.”)

No statutory, judicial or administrative authority directly addresses how all of the Fund’s investments should be treated for tax purposes. As a result, the tax treatment of certain of the Fund’s investments may be uncertain. The tax treatment of the Fund’s investments could be affected by changes in tax laws or regulations, or interpretations thereof, or by judicial authority that could adversely affect its ability to qualify as a RIC.

If, for any taxable year, the Fund did not qualify as a RIC for U.S. federal income tax purposes, it would be treated as a U.S. corporation subject to U.S. federal income tax, and possibly state and local income tax, and distributions to its Shareholders would not be deductible by the Fund in computing its taxable income. In such event, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would generally constitute ordinary dividends, which would generally be eligible for the dividends received deduction available to corporate Shareholders, and non-corporate Shareholders would generally be able to treat such distributions as “qualified dividend income” eligible for reduced rates of U.S. federal income taxation, provided in each case that certain holding period and other requirements are satisfied.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with pay-in-kind interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash, including as a result of any investments in PFICs or CFCs. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

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We may, after consultation with our tax advisers, make an election under Section 475(f) of the Code to have the mark-to-market rules of Section 475 of the Code apply to our investments. There is very little authority regarding whether or not we would be eligible to make a Section 475(f) election, which requires that we be a “trader” in securities for that purpose. If we make a valid Section 475(f) election, we will recognize any gain or loss on the investments we hold at the end of each taxable year as if we sold such investments for their fair market value on the last business day of the taxable year. Any such gain or loss will be treated as ordinary income or loss. The Section 475(f) election may alter the timing and character of our distributions to Shareholders, and may result in the imposition of withholding tax on certain distributions to non-U.S. shareholder. If the Section 475(f) election made were to be successfully challenged, we may have not made sufficient distributions to satisfy the Annual Distribution Requirement. In such an instance, we may need to apply for the benefits of certain relief provisions, if available, but if not available, we may fail to qualify as a RIC with the consequences of such failure as described above.

As a result of a valid Section 475(f) election, the accrual of any original issue discount or other amounts required to be included in our investment company taxable income, we may be required to make a distribution to our Shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to Fund-level income tax.

We are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our Shareholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by “U.S. shareholders”. A “U.S. shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation. Our wholly-owned subsidiary in the Cayman Islands is treated as a CFC of which we are a U.S. shareholder.

If we are treated as receiving a deemed distribution from a CFC, we will be required to include such distribution in our investment company taxable income (as ordinary income) regardless of whether we receive any actual distributions from such CFC, and we may need to distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

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Taxation of Cayman Island Subsidiaries

We invest a portion of our assets in a wholly-owned subsidiary formed under the laws of the Cayman Islands, which will generally be classified as a corporation for U.S. federal income tax purposes. A foreign corporation, such as such a subsidiary, will generally not be subject to U.S. federal income taxation unless it is deemed to be engaged in a U.S. trade or business. It is expected that any subsidiary will conduct its activities in a manner so as to meet the requirements of a safe harbor under Section 864(b)(2) of the Code (the “Safe Harbor”) pursuant to which the subsidiary, provided it is not a dealer in stocks, securities or commodities, may engage in the following activities without being deemed to be engaged in a U.S. trade or business: (1) trading in stocks or securities (including contracts or options to buy or sell securities) for its own account; and (2) trading, for its own account, in commodities that are “of a kind customarily dealt in on an organized commodity exchange” if the transaction is of a kind customarily consummated at such place. Thus, a subsidiary’s securities and commodities trading activities should not constitute a U.S. trade or business. However, if certain of a subsidiary’s activities were determined not to be of the type described in the Safe Harbor or if a subsidiary’s gains are attributable to investments in securities that constitute U.S. real property interests (which is not expected), then the activities of the subsidiary may constitute a U.S. trade or business, or be taxed as such.

In general, a foreign corporation that does not conduct a U.S. trade or business is nonetheless subject to tax at a flat rate of 30 percent on the gross amount of certain U.S.-source income that is not effectively connected with a U.S. trade or business (or lower tax treaty rate), generally payable through withholding. There is presently no tax treaty in force between the U.S. and the Cayman Islands that would reduce this rate of withholding tax. Income subject to such a flat tax includes dividends and certain interest income. The 30 percent tax does not apply to U.S.-source capital gains (whether long-term or short-term) or to interest paid to a foreign corporation on its deposits with U.S. banks. The 30 percent tax also does not apply to interest which qualifies as “portfolio interest.” The term “portfolio interest” generally includes interest (including original issue discount) on an obligation in registered form which has been issued after July 18, 1984 and with respect to which the person, who would otherwise be required to deduct and withhold the 30 percent tax, received the required statement that the beneficial owner of the obligation is not a U.S. person within the meaning of the Code. Under certain circumstances, interest on bearer obligations may also be considered portfolio interest.

Taxation of U.S. Shareholders

Distributions by us generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions paid by us to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a preferential tax rate. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the reduced rates applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains in the case of individuals, trusts or estates, regardless of the U.S. Shareholder’s holding period for his, her or its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of our earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such Shareholder’s Shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

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We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. Shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. Shareholder, and the U.S. Shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by U.S. Shareholders taxed at individual rates on long-term capital gains, the amount of tax that individual U.S. Shareholders will be treated as having paid will exceed the tax they owe on the deemed capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. Shareholder’s cost basis for his, her or its Shares. In order to utilize the deemed distribution approach, we must provide written notice to our Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

We do not expect that special Share distributions that we pay ratably to all Shareholders from time to time, if any, will be taxable. However, in the future, we may distribute taxable dividends that are payable in cash or Shares at the election of each Shareholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in Shares at the election of Shareholders are treated as taxable dividends whether a Shareholder elects to receive cash or Shares. The IRS has issued private rulings indicating that this rule will apply even where the total amount of cash that may be distributed is limited to no more than 20% of the total distribution. The IRS has also issued guidance under which if we are a publicly offered RIC, such distributions will be treated as taxable dividends in cases where the total amount of cash that may be distributed is not less than 20% of the total distribution. Under these rulings and guidance, if too many Shareholders elect to receive their distributions in cash, each such Shareholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in Shares. If we decide to make any distributions consistent with these rulings or guidance that are payable in part in our Shares, taxable Shareholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, Shares, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Shareholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. Shareholder sells the Shares it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our Shares at the time of the sale.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. Shareholders on December 31 of the year in which the dividend was declared.

If a Shareholder purchases our Shares shortly before the record date of a distribution, the price of the Shares will include the value of the distribution and the Shareholder will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

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A Shareholder generally will recognize taxable gain or loss if the Shareholder sells or otherwise disposes of his, her or its Shares (other than a repurchase as described below). The amount of gain or loss will be measured by the difference between such Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the Shareholder has held his, her or its Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of our Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of our Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

The repurchase of Shares generally will be a taxable transaction, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of Shares generally will be treated as a sale or exchange if the receipt of cash by the Shareholder results in a complete redemption of the Shareholder’s interest in the Fund or is substantially disproportionate or not essentially equivalent to a dividend with respect to the Shareholder. In determining whether any of these tests have been met, Shares actually owned and Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a Shareholder will generally recognize a gain or loss on a repurchase equal to the difference between the amount of cash received by the Shareholder and the adjusted tax basis of the Shares repurchased. If such Shares are held as a capital asset, the gain or loss will be a capital gain or loss.

If none of the tests for sale or exchange treatment is met, the amount received by a Shareholder on a repurchase of Shares will be taxable to the Shareholder as a dividend to the extent of such Shareholder’s allocable share of the Fund’s current and accumulated earnings and profits. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted tax basis in the Shares repurchased), and any amount in excess of the Shareholder’s adjusted tax basis would constitute taxable gain. Any remaining tax basis in the Shares repurchased will be transferred to any remaining Shares held by such Shareholder. In addition, if the Fund were treated as a nonpublicly offered RIC, then if a repurchase of shares is treated as a dividend to a tendering Shareholder, a constructive dividend may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such repurchase.

If we are not a publicly offered RIC for any period, a non-corporate Shareholder’s pro rata portion of our affected expenses, including our management and incentive fees, will be treated as an additional dividend to the Shareholder and will be deductible by such Shareholder only to the extent permitted under the limitations described below. For non-corporate Shareholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a nonpublicly offered RIC, including management and incentive fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are not deductible in taxable years beginning before 2026. For taxable years beginning after December 31, 2025, these expenses are deductible only to the extent they exceed 2% of such Shareholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. A “publicly offered” RIC is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. While we anticipate that we will constitute a publicly offered RIC for our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

In general, individual U.S. Shareholders currently are subject to a preferential tax rate on their net capital gain, or the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year, including long-term capital gain derived from an investment in our Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at ordinary income tax rates.

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Certain U.S. Shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% tax on all or a portion of their “net investment income,” which includes dividends received from us and capital gains from the sale or other disposition of our Shares.

We will make available to each of our U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain on Form 1099-DIV. In addition, the amount and the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

Payments of dividends, including deemed payments of constructive dividends, or the proceeds of the sale or other taxable disposition of our Shares generally are subject to information reporting unless the U.S. Shareholder is an exempt recipient. Such payments may also be subject to U.S. federal backup withholding at the applicable rate if the recipient of such payment fails to supply a taxpayer identification number and otherwise comply with the rules for establishing an exemption from backup withholding. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that certain required information is provided timely to the IRS.

Taxation of non-U.S. Shareholders

Whether an investment in our Shares is appropriate for a non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in our Shares by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisers before investing in our Shares.

Distributions of our investment company taxable income to non-U.S. Shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to non-U.S. Shareholders directly) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. Shareholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

For distributions made to non-U.S. Shareholders, no withholding is required and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly reported to our Shareholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be given as to whether any significant portion of our distributions would be designated as eligible for this exemption from withholding.

Actual or deemed distributions of our net capital gains to a non-U.S. Shareholder, and gains realized by a non-U.S. Shareholder upon the sale of our Shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. Shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. Shareholder in the United States, or (ii) such non-U.S. Shareholder is an individual present in the United States for 183 days or more during the year of the distribution or gain.

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If we distribute our net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate non-U.S. Shareholder, distributions (both actual and deemed) and gains realized upon the sale of our Shares that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in our Shares may not be appropriate for a non-U.S. Shareholder.

A non-U.S. Shareholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. Shareholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. Shareholder or otherwise establishes an exemption from backup withholding.

In addition, withholding at a rate of 30% will be required on dividends on Shares held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which our Shares are held will affect the determination of whether such withholding is required. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Similarly, dividends on our Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS. Under proposed regulations on which taxpayers may rely until the issuance of final regulations, withholding on the gross proceeds from the sale of Shares, scheduled to take effect beginning January 1, 2019, has been eliminated. We will not pay any additional amounts to Shareholders in respect of any amounts withheld. Non-U.S. Shareholders are encouraged to consult their tax advisors regarding the possible implications of these requirements on their investment in our Shares.

A non-U.S. Shareholder generally will be required to comply with certain certification procedures to establish that such holder is not a U.S. person in order to avoid backup withholding with respect to payments of dividends, including deemed payments of constructive dividends, or the proceeds of a disposition of Shares. In addition, we are required to annually report to the IRS and each non-U.S. Shareholder the amount of any dividends or constructive dividends treated as paid to such non-U.S. Shareholder, regardless of whether any tax was actually withheld. Copies of the information returns reporting such dividend or constructive dividend payments and the amount withheld may also be made available to the tax authorities in the country in which a non-U.S. Shareholder resides under the provisions of an applicable income tax treaty. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a non-U.S. Shareholder’s U.S. federal income tax liability, if any, provided that certain required information is provided timely to the IRS.

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Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our Shares.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

THIRD PARTY BENEFICIARIES

The Fund enters into contractual arrangements (“Contracts”) with various parties, including, among others, the Adviser, the Distributor, the Transfer Agent and the Fund’s custodian. The Fund’s Contracts are solely among the parties thereto. Shareholders are not parties to, or intended to be third-party beneficiaries of, any Contracts. Further, this prospectus, the Statement of Additional Information and any Contracts are not intended to give rise to any agreement, duty, special relationship or other obligation between the Fund and any investor, or give rise to any contractual, tort or other rights in any individual Shareholder, group of Shareholders or other person, including any right to assert a fiduciary or other duty, enforce the Contracts against the parties or to seek any remedy thereunder, either directly or on behalf of the Fund. Nothing in the previous sentence should be read to suggest any waiver of any rights under federal or state securities laws.

CONFLICTS OF INTEREST

The Adviser (which includes its managing member, OWS, as applicable) and the Fund have adopted compliance policies and procedures that are designed to avoid, mitigate, monitor and oversee areas that could present potential conflicts of interest. The Adviser attempts to address these potential conflicts of interest through various compliance policies. For example, the Adviser has adopted investment allocation procedures that are designed to facilitate the fair allocation of limited investment opportunities among multiple clients and/or affiliates (collectively referred to as “clients”). Allocations are reviewed on a periodic basis as part of the Adviser’s trade oversight procedures in an attempt to ensure fairness over time across clients and to monitor whether any client is systematically favored over time in contravention of the Adviser’s trade allocation policy. There is no guarantee, however, that the policies and procedures adopted by the Adviser and the Fund will be able to detect and/or prevent every situation in which an actual or potential conflict may appear.

These potential conflicts include:

Allocation of Limited Time and Attention. A portfolio manager who is responsible for managing multiple client accounts may devote unequal time and attention to the management of those accounts. As a result, the portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of the accounts as might be the case if he were to devote substantially more attention to the management of a single account. The effects of this potential conflict may be more pronounced where accounts overseen by a particular portfolio manager have different investment strategies.

Allocation of Opportunities. The Adviser will seek to allocate orders and investment opportunities among clients in a manner that it believes is equitable and in the best interests of all of its clients. Although such allocations may be pro rata among participating clients, they will not necessarily be so, where the Adviser’s allocation policies (e.g., taking into account differing objectives or other considerations) dictate a different result. There can be no assurance that a particular order or investment opportunity will be allocated in a particular manner. In any case, the Adviser seeks to allocate investment opportunities in a way that is fair and equitable among all clients.

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As a general matter, the Adviser allocates securities among the clients in each strategy on a pro rata basis. When an investment is appropriate for multiple clients, the Adviser typically will allocate the investment among all of the pertinent clients pursuant to the following criteria: (1) the appropriateness of the investment for each client strategy; (2) amount of available securities; (3) available liquidity in each client account; (4) diversity of each client account; (5) tax considerations relating to the type of investment; (6) risk equity limits for each client account; and (7) other relevant factors. Accordingly, the allocation among clients will change over time based on the above criteria. Further, the Adviser may allocate investments to avoid creating odd lots of securities so long as the allocation is equitable among clients.

With respect to allocations of limited investment opportunities, such as privately placed securities and initial public offerings of securities, the Adviser will determine which clients are eligible to participate in those opportunities. Limited investment opportunities will generally be allocated among all eligible clients in proportion to their target allocations in accordance with the procedures set forth above. Clients without sufficient available capital will not participate.

The above considerations may result in allocations among the Fund and one or more of the affiliated accounts on other than a pro rata basis. Orders may be combined for all such accounts, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis which the Adviser considers equitable.

In certain circumstances, negotiated co-investments by the Fund and other funds managed by the Adviser may be made only pursuant to an order from the SEC permitting the Fund to do so. The Adviser has received an exemptive order from the SEC (the “Order”) granting funds managed by the Adviser or certain affiliates, the ability to fully negotiate terms of co-investment transactions with other funds managed by the Adviser or certain affiliates, subject to the conditions included therein. In certain situations, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which client will proceed with the investment. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds/accounts over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Fund will be unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

Conflicts of Interest Among Accounts. At times, the Adviser and/or its affiliates may determine that an investment opportunity may be appropriate for only some clients (including the Fund), or may decide that certain clients should take differing positions with respect to a particular security even though they share investment objectives. In these cases, the portfolio manager may place separate transactions for one or more clients, which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other clients. Similarly, the Adviser or its affiliates may take positions that are different from those taken by one or more clients. The Fund, for example, may make an investment at the same time that one or more affiliated accounts is disposing of the same or a similar investment. Conflicts may also arise in cases when clients invest in different parts of an issuer’s capital structure, including circumstances in which one or more clients own private securities or obligations of an issuer and other clients may own public securities of the same issuer. Actions by investors in one part of the capital structure could disadvantage investors in another part of the capital structure. In addition, purchases or sales of the same investment may be made for two or more clients on the same date. There can be no assurance that a client will not receive less (or more) of a certain investment than it would otherwise receive if this conflict of interest among clients did not exist. In effecting transactions, it may not be possible, or consistent with the investment objectives of clients, to purchase or sell securities at the same time or at the same prices.

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Related Business Opportunities. The Adviser or its affiliates may provide more services (such as recordkeeping) for some types of clients than for others. In such cases, a portfolio manager may benefit, either directly or indirectly, by devoting disproportionate attention to the management of clients that provide greater overall returns to the Adviser and its affiliates.

Variation in Compensation. A conflict of interest may arise where the financial or other benefits available to a portfolio manager differ among the accounts that he manages. If the structure of the Adviser’s management fee and/or a portfolio manager’s compensation differs among clients (such as where certain clients pay higher management fees), a portfolio manager might be motivated to help certain clients over others. A portfolio manager might be motivated to favor accounts in which he has an interest or in which the Adviser and/or its affiliates have interests. Similarly, the desire to maintain or raise assets under management or to enhance a portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence a portfolio manager to lend preferential treatment to those accounts that could most significantly benefit a portfolio manager.

Investments by Adviser or Related Entities. The Adviser or a related entity may make investments in Credit Investments for its own accounts.

ADDITIONAL INFORMATION

The Fund’s fiscal year ends on each October 31. The Fund’s tax year for federal income tax purposes ends on each October 31.

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares offered by this prospectus. Additional classes of Shares of the Fund, Classes A-1, A-2, A-3 and ADV, are offered through a separate prospectus. The registration statement contains additional information about us and our shares being offered by this prospectus, including a SAI. The SAI, as it may be amended from time to time, is incorporated by reference herein to this prospectus.

We are required to file with or submit to the SEC annual, semi-annual and quarterly reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. This information will also be available free of charge by contacting us by telephone at (833) 834-4923.

THE FUND’S PRIVACY POLICY

Your privacy is very important to us. This Privacy Policy sets forth the policies of the Adviser with respect to non-public personal information of its investors, prospective investors and former investors. These policies apply to all investors and may be changed at any time, provided a notice of such change is given to you.

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To the extent you provide us with personal information, such as your address, social security number, assets and/or income information: (i) in a subscription agreement and related documents; (ii) in correspondence and conversations with the Fund’s representatives; and (iii) through transactions in the Funds, please be advised that:

We do not disclose any of this personal information about our investors, prospective investors or former investors to anyone, other than to our affiliates, such as our attorneys, auditors, brokers, regulators and certain service providers, in such case, only as necessary to facilitate the acceptance of your investment, management and distribution of the Fund and in accordance with applicable laws. Thus, it may be necessary, under anti-money laundering and similar laws, to disclose information about the Fund’s investors in order to accept subscriptions from them. We will also release information about you if you direct us to do so, if compelled to do so by law, or in connection with any government or self-regulatory organization request or investigation.

We may also disclose information you provide to us to our Adviser’s affiliates, and to others that perform marketing services on our behalf or on behalf of the Adviser or its affiliates. If such a disclosure is made, the Fund will require such third parties to treat your private information with confidentiality.

We seek to carefully safeguard your private information and, to that end, restrict access to non-public personal information about you to those employees and other persons who need to know the information to enable the Fund to provide services to you. We maintain physical, electronic and procedural safeguards to protect your non-public personal information.

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TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

ADDITIONAL INVESTMENT INFORMATION AND RESTRICTIONS	SAI-1
TRUSTEES AND OFFICERS	SAI-8
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	SAI-13
INVESTMENT ADVISORY AND OTHER SERVICES	SAI-13
PORTFOLIO TRANSACTIONS AND BROKERAGE	SAI-18
TAX STATUS	SAI-19
OTHER INFORMATION	SAI-31
FINANCIAL STATEMENTS	SAI-31
APPENDIX A	SAI-32

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Statement of Additional Information

1WS Credit Income Fund

February 26, 2021

299 Park Avenue, 25th Floor
New York, New York 10171
(212) 377-4810

This Statement of Additional Information (“SAI”) describes 1WS Credit Income Fund (the “Fund”). This SAI is not a prospectus and is only authorized for distribution when preceded or accompanied by the Fund’s current prospectuses dated February 26, 2021 as supplemented from time to time (collectively, the “Prospectus”). This SAI supplements and should be read in conjunction with the Prospectus. A copy of the Prospectus may be obtained without charge by writing the Fund at 1WS Credit Income Fund, 299 Park Avenue, 25th Floor, New York, New York 10171 or by calling (833) 834-4923 or by visiting www.1wscapital.com.

1WS Credit Income Fund

TABLE OF CONTENTS

ADDITIONAL INVESTMENT INFORMATION AND RESTRICTIONS	SAI-1
TRUSTEES AND OFFICERS	SAI-8
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	SAI-13
INVESTMENT ADVISORY AND OTHER SERVICES	SAI-13
PORTFOLIO TRANSACTIONS AND BROKERAGE	SAI-18
TAX STATUS	SAI-19
OTHER INFORMATION	SAI-31
FINANCIAL STATEMENTS	SAI-31
APPENDIX A	SAI-32

ADDITIONAL INVESTMENT INFORMATION AND RESTRICTIONS

Additional Investment Information

1WS Credit Income Fund (the “Fund”) is organized as a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified closed-end management investment company, and is structured as an “interval fund.” The Fund was organized on July 20, 2018. Capitalized terms used in this SAI and not otherwise defined have the meanings given to them in the Fund’s Prospectus.

This SAI relates to the Class I, A-1, A-2, A-3 and ADV Shares of the Fund. The Fund’s Class I Shares and the Fund’s Class A-1, A-2, A-3 and ADV Shares are offered through separate prospectuses, each dated February 26, 2021.

The Prospectus discusses the investment objective of the Fund, as well as the principal investment strategies it employs to achieve its objective and the principal investment risks associated with those strategies. Additional information about the risks related to the Fund is described below.

Additional Information about the Fund’s Investments in Credit Investments

When we invest in Credit Investments, we rely on the judgment of 1WS Capital Advisors, LLC (the “Adviser”) about the credit quality of the issuer, borrower or obligor, and the relative value of their instruments. There is no guarantee that the Adviser’s judgment will prove to be accurate.

Bankruptcy Risk. In the event that a borrower or obligor becomes subject to a bankruptcy proceeding, the Fund’s investments in any Credit Investment that is an unsecured obligation of the borrower may be negatively impacted. If a borrower or obligor enters bankruptcy, an automatic stay of all proceedings against the borrower’s or obligor’s property will typically be granted. This stay will prevent the Fund or its agent from foreclosing on such property unless relief from the stay can be obtained from the bankruptcy court, and there is no guarantee that any such relief will be obtained. The Fund may incur significant legal fees and costs in attempting to obtain relief from a bankruptcy stay from the bankruptcy court and, even if such relief is ultimately granted, it may take several months or more to obtain. In addition, bankruptcy courts have broad powers to permit the sale of any real property free of any lien that the Fund or its agent may have, to compel the Fund or its agent to accept an amount less than the balance due under a Credit Investment and to permit the borrower or obligor to repay the Credit Investment over a term which may be substantially longer than the original term of the Credit Investment, all of which could negatively impact the value of the Fund’s investments.

Distressed and Defaulted Instruments or Special Situations Investments Risks. The Fund may invest directly or indirectly in Credit Investments of financially distressed issuers, which involve substantial risks. The Fund may invest in or acquire Credit Investments of companies involved in or undergoing work-outs, liquidations, spinoffs, reorganizations, bankruptcies or other catalytic changes or similar transactions. Such investments may include debtor-in-possession financing. Distressed debt may present a substantial risk of default or may be in default at the time the Fund invests. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its investments. In any reorganization or liquidation proceeding relating to an investment in a financially distressed issuer, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. Among the risks inherent in investments in a troubled issuer is that it is often difficult to obtain information as to the true financial condition of the issuer. Further, distressed investing gives rise to the risks that the contemplated transaction will be unsuccessful, will be considerably drawn out over time or will result in a distribution of cash or a new security with a value less than the purchase price of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss or, if there is no secondary market for such investment, may be required to hold an investment with little or no value. When dealing with investments in distressed issuers, the Fund may also experience other risks, including legal difficulties and negotiations with creditors and other claimants. Because there is substantial uncertainty concerning the outcome of transactions involving the financially troubled issuers in which the Fund may invest, there is a potential risk of loss by the Fund of its entire investment in such issuers.

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Financial Institutions and Government Regulation. The collapse of various large financial institutions and investment funds across the globe and widespread related losses resulted in a severe liquidity crisis throughout the global credit markets during the great financial crisis. Sectors of the credit markets continue to experience difficulty including the collateralized mortgage-backed securities and leveraged finance markets, along with various other areas of consumer finance. The lack of transparency and reliable pricing of assets resulted in some investors withdrawing from the markets for asset-backed securities and related securities. The resulting lack of liquidity was sufficiently widespread to cause credit issues in areas of the capital markets that have limited exposure to subprime mortgages and prompted central banks in the United States, the European Union, the United Kingdom and elsewhere to take action to attempt to ease these liquidity issues and also resulted in the United States experiencing a broad economic recession. Delinquencies and losses with respect to certain of these asset types, such as auto loans, increased and may continue to increase. High unemployment and the continued lack of availability of credit may lead to increased default rates on the collateral underlying many of these securities. As a result, this may adversely affect the performance and market value of the Fund.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was signed into law in July 2010, has resulted in significant revisions of the U.S. financial regulatory framework. The Dodd-Frank Act covers a broad range of topics, including, among many others, a reorganization of federal financial regulators; a process designed to ensure financial systematic stability and the resolution of potentially insolvent financial firms; new rules for derivatives trading; the creation of the Consumer Financial Protection Bureau; the registration and regulation of private funds; the regulation of credit rating agencies; and new federal requirements for residential mortgage loans. The ultimate impact of the Dodd-Frank Act, and any resulting regulation, is not yet certain and issuers in which the Fund invests may also be affected by the new legislation and regulation in ways that are currently unforeseeable. Governments or their agencies also may acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The long-term implications of government ownership and disposition of these assets are unclear, and may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings.

Real Property Risks. The Fund makes investments that are collateralized by real property. The value of the real property underlying a Credit Investment will be subject to the risks generally incident to the ownership of improved and unimproved real estate, such as changes in general or local economic conditions, increases in interest rates for real estate financing, physical damage that is not covered by insurance, zoning and entitlements.

Some borrowers may intend to use resale proceeds to repay their loans. A decline in property values could result in a loan amount that is greater than the property value, which could increase the likelihood of borrower default. The payment schedules with respect to many real estate-related loans are based on projected revenues generated by the property over the term of the loan. These projections are based on factors such as expected vacancy rates, expense rates and other projected income and expense figures relating to the property. The actual revenues generated by a property could fall short of projections, due to factors such as lower-than-expected rental revenues, or greater-than-expected vacancy rates or property management expenses. In such cases, a borrower may be unable to repay a loan. To the extent the Fund has exposure to construction or rehabilitation loans, it may be adversely impacted by, among other things, risks involving the timeliness of the project’s completion, the integrity of appraisal values, whether or not the completed property can be sold for the amount anticipated and the length of the construction and/or sale process.

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A borrower’s ability to repay a Credit Investment relating to real property might also be adversely affected if toxic environmental contamination were to be discovered to exist on the property. Environmental contamination may give rise to a diminution in value of the underlying property or may lead to liability for clean-up costs or other remedial actions. The failure to perform the required remedial actions could, in some jurisdictions, give rise to a lien on mortgaged property to ensure the reimbursement of remedial costs, which could decrease the value of the property that serves as collateral.

The state of law is currently unclear as to whether and under what circumstances clean-up costs, or the obligation to take remedial actions, can be imposed on a secured lender. If the Fund or its agent does become liable for cleanup costs, it may bring an action for contribution against the current owners or operators, the owners or operators at the time of on-site disposal activity or any other party who contributed to the environmental hazard, but these persons or entities may be bankrupt or otherwise judgment-proof. Furthermore, an action against the borrower may be adversely affected by the limitations on recourse in the loan documents.

Derivatives Risk. In addition to the derivatives transactions described in the Prospectus, the Fund may also enter into derivatives contracts with respect to any security or other instrument in which it is permitted to invest or with respect to any related security, instrument or index (“reference instruments” or “reference securities”). The Fund may enter into a variety of derivative contracts such as futures contracts and swaps, put and call options or options on futures contracts or other derivatives. This universe of investments is subject to change under varying market conditions and as these instruments evolve over time. The Fund may enter into derivatives contracts with standardized terms and no or few special or unusual components, which are generally traded on an exchange, as well as derivatives with more complex features, such as caps, floors, knock-outs, look-backs or other “exotic” elements, singly or in combination, which are generally traded over the counter. Over-the-counter (“OTC”) derivatives may be standardized or have customized features and may have limited or no liquidity. The Fund’s derivatives contracts may be centrally cleared or settled bilaterally directly with a counterparty. The Fund’s derivatives contracts may be cash or physically settled.

The derivatives contracts the Fund may enter into involve substantial risk. Derivatives typically allow the Fund to seek to increase or decrease the level of risk to which it is exposed more quickly and efficiently than transactions in other types of instruments. The Fund incurs costs in connection with opening and closing derivatives positions.

The use of derivatives can lead to losses because of adverse movements in the price or value of the reference instrument, due to failure of a counterparty or due to tax or regulatory constraints. Derivatives may create economic leverage in the Fund, which magnifies the Fund’s exposure to the reference instrument and magnifies potential losses. When derivatives are used to gain or limit exposure to a particular market or market segment, their performance may not correlate as expected to the performance of such market, thereby causing the Fund to fail to achieve its original purpose for using such derivatives. A decision as to whether, when and how to use derivatives involves the exercise of specialized skill and judgment, and a transaction may be unsuccessful in whole or in part because of market behavior, unexpected events or the Adviser’s failure to use derivatives effectively. Derivative instruments may be difficult to value, may be illiquid and may be subject to wide swings in valuation caused by changes in the value of the reference instrument.

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The SEC recently adopted rules that change the framework for the permissible use of derivatives and short sales (and other similar transactions that can have a leveraging effect) by the Fund (the “New Derivatives/Short Sale Rule”). The new rules will limit funds' leverage risk based on value-at-risk (“VaR”) and would generally limit the Fund’s VaR so as not to exceed 200% of the VaR of a designated reference portfolio or 20% of the Fund’s net assets. The Fund must adhere to the New Derivatives/Short Sale Rule by August 19, 2022 and until such adherence, the Fund will continue to adhere to existing SEC and SEC Staff positions governing derivatives, short sales and other leverage creating transactions. The New Derivatives/Short Sale Rule may restrict, and/or impose additional costs or other burdens upon, the Fund’s participation in derivative transactions, short sales, and other leverage creating transactions.

Operational Risk. The Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the Fund and its shareholders.

For example, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them (a “cyber-attack”), whether systems of the Fund, the Adviser, the Fund’s service providers, counterparties or other market participants. Power or communications outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data. Market events also may occur at a pace that overloads current information technology and communication systems and processes of the Fund, the Adviser, the Fund’s service providers or other market participants, impacting the ability to conduct the Fund’s operations.

Cyber-attacks, disruptions or failures that affect the Adviser, the Fund’s service providers or counterparties may adversely affect the Fund and its shareholders, including by causing losses for the Fund or impairing Fund operations. In addition, cyber-attacks, disruptions, or failures may cause reputational damage and subject the Fund, the Adviser or the Fund’s service providers to regulatory fines, litigation costs, penalties or financial losses, reimbursement or other compensation costs and/or additional compliance costs. The Fund, the Adviser and the Fund’s service providers may also incur substantial costs for cybersecurity risk management in order to prevent or mitigate cyber security incidents, and the Fund and its shareholders could be negatively impacted as a result of such costs.

Similar types of operational (both human and systematic) and technology risks are also present for issuers of securities or other Credit Investments in which the Fund invests, which could result in material adverse consequences for such issuers and may cause the Fund’s investments to lose value. In addition, cyber-attacks involving a Fund counterparty could affect such counterparty’s ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. Furthermore, as a result of cyber-attacks, disruptions or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in, among other things, the Fund’s inability to buy or sell certain Credit Investments or to accurately price its investments. The Fund cannot directly control any cybersecurity plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests or securities markets and exchanges.

Money Market Instruments. The Fund can invest in money market instruments, which are U.S. dollar-denominated, high-quality, short-term debt obligations, to provide liquidity, for temporary defensive purposes, or for other purposes. Money market instruments may have fixed, variable or floating interest rates. Examples of money market instruments include obligations issued or guaranteed by the U.S. government (or any of its agencies or instrumentalities); bank obligations, such as time deposits, certificates of deposit and bankers’ acceptances; commercial paper; and variable amount master demand notes.

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Obligations Issued or Guaranteed by U.S. Government Agencies or Instrumentalities. The Fund may invest in obligations issued or guaranteed by U.S. Government agencies or instrumentalities. These include direct obligations and mortgage-related securities that have different levels of credit support from the U.S. government. Some are supported by the full faith and credit of the United States, such as Government National Mortgage Association pass-through mortgage certificates (called “Ginnie Mae”). Some are supported by the right of the issuer to borrow from the U.S. Treasury under certain circumstances, such as Federal National Mortgage Association bonds (“Fannie Mae”) and Federal Home Loan Mortgage Corporation obligations (“Freddie Mac”). Others are supported only by the credit of the entity that issued them. Securities issued by Fannie Mae and Freddie Mac are also supported by commitments from the U.S. Treasury to purchase certain of those agencies’ securities during market conditions in which the U.S. Treasury deems it necessary for the promotion of market stability. In September 2008, the Federal Housing Finance Agency, an independent regulatory agency, placed the Federal National Mortgage Corporation and Federal Home Loan Mortgage Corporation into conservatorship. The U.S. Department of Treasury also entered into a new secured lending credit facility with those companies and a preferred stock purchase agreement. Under the preferred stock purchase agreement, the Treasury will ensure that each company maintains a positive net worth. There can be no guarantee that this arrangement will remain in place.

Portfolio Turnover. A change in the securities held by the Fund is known as “portfolio turnover.” If the Fund realizes capital gains when it sells investments, it generally must pay those gains to Shareholders, increasing its taxable distributions, including distributions of short-term capital gain, which are taxable as ordinary income to Shareholders. Increased portfolio turnover may also result in higher brokerage fees or other transaction costs, which can reduce the Fund’s performance. Portfolio turnover will not be a limiting factor should the Adviser deem it advisable to purchase or sell securities.

U.S. Treasury Obligations. The Fund may also invest in U.S. Treasury obligations. These include Treasury bills (which have maturities of one year or less when issued), Treasury notes (which have maturities of one to ten years when issued), and Treasury bonds (which have maturities of more than ten years when issued). Treasury securities are backed by the full faith and credit of the United States as to timely payments of interest and repayments of principal. Similar to other issuers, changes to the financial condition or credit rating of a government may cause the value of the Fund’s direct or indirect investment in Treasury obligations to decline. On August 5, 2011, S&P downgraded U.S. Treasury securities from AAA rating to AA+. A downgrade of the ratings of U.S. government debt obligations, which are often used as a benchmark for other borrowing arrangements, could result in higher interest rates for individual and corporate borrowers, cause disruptions in the international bond markets and generally have a substantial negative effect on the U.S. economy. A downgrade of Treasury securities from another ratings agency or a further downgrade beyond AA+ rating by S&P may cause the value of the Fund’s Treasury obligations to decline.

The Fund can also buy or gain exposure to U.S. Treasury securities whose interest coupons have been “stripped” by a Federal Reserve Bank, zero-coupon U.S. Treasury securities described below, and Treasury Inflation-Protection Securities (“TIPS”). The U.S. Treasury securities called “TIPS” are designed to provide an investment that is not vulnerable to inflation. The interest rate paid by TIPS is fixed. The principal value rises or falls semi-annually based on changes in the published Consumer Price Index. If inflation occurs, the principal and interest payments on TIPS are adjusted to protect investors from inflationary loss. If deflation occurs, the principal and interest payments will be adjusted downward, although the principal will not fall below its face amount at maturity.

Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

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Zero-Coupon Securities. The Fund can invest directly or indirectly in zero-coupon securities. Zero-coupon U.S. government securities will typically be U.S. Treasury notes and U.S. Treasury bonds that have been stripped of their interest coupons or certificates representing interests in those stripped debt obligations and coupons.

Zero-coupon securities do not make periodic interest payments and are sold at a deep discount from their face value at maturity. The buyer recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. This discount depends on the time remaining until maturity, as well as prevailing interest rates, the liquidity of the security and the credit quality of the issuer. The discount typically decreases as the maturity date approaches.

Because zero-coupon securities pay no interest and compound semi-annually at the rate fixed at the time of their issuance, their value is generally more volatile than the value of other debt securities that pay interest. Their value may fall more dramatically than the value of interest-bearing securities when interest rates rise. When prevailing interest rates fall, zero-coupon securities tend to rise more rapidly in value because they have a fixed rate of return.

The Fund’s exposure to zero-coupon securities may cause the Fund to recognize income for federal income tax purposes without a corresponding receipt of cash; this can require the Fund to dispose of investments, including when not otherwise advantageous to do so, to meet distribution requirements.

The Fund may also obtain exposure to zero-coupon and delayed interest securities, and “stripped” securities of U.S. and foreign corporations and of foreign government issuers. These are similar in structure to zero-coupon and “stripped” U.S. government securities, but in the case of foreign government securities may or may not be backed by the “full faith and credit” of the issuing foreign government. Zero-coupon securities issued by foreign governments and by corporations will be subject to greater credit risks than U.S. government zero-coupon securities.

Investment Restrictions

Fundamental Investment Restrictions of the Fund

The following investment restrictions of the Fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities. Under the 1940 Act, a “majority” vote is defined as the vote of the holders of the lesser of: (a) 67% or more of the shares of the Fund present at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy at the meeting; or (b) more than 50% of the outstanding shares of the Fund. Under these restrictions, the Fund:

(1)	may issue senior securities to the extent permitted by applicable law;

(2)	may borrow money to the extent permitted by applicable law;

(3)	may underwrite securities to the extent permitted by applicable law;

(4)	may purchase, sell or hold real estate to the extent permitted by applicable law;

(5)	may make or acquire loans and other Credit Investments to the extent permitted by applicable law;

(6)	may purchase and sell commodities to the extent permitted by applicable law; and

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(7)	may not invest 25% or more of its total assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities), except that the Fund will concentrate (i.e., invest 25% or more of its assets collectively) in commercial or residential mortgage-backed securities and other mortgage- or real estate-related securities/instruments as a group, except that in future periods, due to adverse economic or related conditions in any of such industries (as determined by the Adviser), the Fund may not concentrate in this group of industries during such adverse periods. For purposes of this policy, the Fund will associate, to the extent practicable, each asset-backed security held by the Fund (not including for these purposes mortgage-related assets, in which the Fund has a policy to concentrate) with a particular “industry” associated with the type(s) of assets that collateralize the asset-backed security, as determined by the Adviser.

Where applicable, the foregoing investment restrictions shall be interpreted based on the applicable rules, regulations and pronouncements of the SEC and its staff.

The Fund has also adopted the following fundamental policies relating to repurchases of its shares:

●	On a quarterly basis, the Fund will make an offer to repurchase between 5% and 25% of the outstanding shares from shareholders at a price equal to the NAV per share as of the Repurchase Pricing Date (a “Repurchase Offer”), pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.
●	The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”). The Fund’s Board will establish the Repurchase Request Deadline for each Repurchase Offer. The Repurchase Request Deadline will ordinarily be on a date within seven days before the date on which the Fund’s NAV per share applicable to the Repurchase Offer is determined (the “Repurchase Pricing Date”) but may be revised by the Adviser, in its sole discretion, based on factors such as market conditions, the level of the Fund’s assets and shareholder servicing considerations, provided that the Board is notified of this change and the reasons for it.
●	There will be a maximum 14 calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the Repurchase Pricing Date.

Summary of 1940 Act Restrictions on Certain Activities

The fundamental investment limitations set forth above permit the Fund to engage in certain practices and purchase securities and other instruments as permitted by, or consistent with, the 1940 Act. Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account, where deemed appropriate by the Fund, to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change.

Fundamental Investment Restriction (1). The ability of a closed-end fund to issue senior securities is circumscribed by complex regulatory constraints under the 1940 Act that restrict, for instance, the amount, timing, and form of senior securities that may be issued. Certain portfolio management techniques may be considered senior securities unless appropriate steps are taken to segregate the Fund’s assets or otherwise cover its obligations. For example, to the extent the Fund covers its commitment under these transactions, including by the segregation of liquid assets, such instrument will not be considered a “senior security” by the Fund. Additionally, under the 1940 Act, a “senior security” does not include (i) any promissory note or other evidence of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed or (ii) any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

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Fundamental Investment Restriction (2). The Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings) or in connection with engaging in transactions considered by the SEC to constitute a form of borrowing under the 1940 Act to the extent permitted by the Fund’s investment objectives and policies.

Fundamental Investment Restriction (3). This restriction would permit the underwriting of securities to the extent permitted under the 1940 Act.

Fundamental Investment Restriction (4). This restriction would permit the purchase, sale, or holding of real estate to the extent permitted under the 1940 Act. The Fund intends to purchase, sell or hold real estate to the extent consistent with the real-estate related strategies described in “Investment Strategies and Policies” in the Prospectus.

Fundamental Investment Restriction (5). Under the 1940 Act, the Fund may only make or acquire loans and other Credit Investments if expressly permitted to do so by its investment policies. As set forth in “Investment Strategies and Policies” in the Prospectus, the Fund is permitted to make or acquire loans/Credit Investments. The Fund may not make loans to persons who control or are under common control with the Fund.

Fundamental Investment Restriction (6). This restriction would permit investment in commodities to the extent permitted under the 1940 Act. Commodities may be deemed to include any commodities contracts (including those with underlying bulk goods, such as grains, metals and foodstuffs), futures contracts and related options, options, and forward contracts. The 1940 Act does not directly limit the Fund’s ability to invest directly in physical commodities. However, the Fund’s direct and indirect investments in physical commodities may be limited by the Fund’s intention to qualify as a regulated investment company, the Fund’s investment strategy, and other regulatory requirements. While the Fund does not intend to invest, in any material respect, in physical commodities, the Fund may invest in derivatives that are regulated by the CFTC for the purpose identified in the Fund’s investment strategies described above and in the Prospectus under “Investment Strategies and Policies.”

TRUSTEES AND OFFICERS

Board of Trustees

The business and affairs of the Fund are managed under the oversight of the Board subject to the laws of the State of Delaware and the Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”). The Trustees are responsible for oversight of the practices and processes of the Fund and its service providers, rather than active management of the Fund, including in matters relating to risk management. The Trustees seek to understand the key risks facing the Fund, including those involving conflicts of interest, how Fund management identifies and monitors those risks on an ongoing basis; how Fund management develops and implements controls to mitigate those risks; and how Fund management tests the effectiveness of those controls. The Board cannot foresee, know or guard against all risks, nor are the Trustees guarantors against risk. The officers of the Fund conduct and supervise the Fund’s daily business operations. Trustees who are not deemed to be “interested persons” of the Fund as defined in the 1940 Act are referred to as “Independent Trustees.” Trustees who are deemed to be “interested persons” of the Fund are referred to as “Interested Trustees.”

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The Board meets as often as necessary to discharge its responsibilities. Currently, the Board conducts regular quarterly meetings, including in-person or telephonic meetings, and holds special in-person or telephonic meetings as necessary to address specific issues that require attention prior to the next regularly scheduled meeting. At these meetings, Fund officers provide the Board (or one of its committees) with written and oral reports on regulatory and compliance matters, operational and service provider matters, organizational developments, product proposals, audit results, and insurance and fidelity bond coverage. In addition, it is expected that the Independent Trustees meet at least annually to review, among other things, investment management agreements, service plans and related agreements, transfer agency agreements and certain other agreements, and to consider such other matters as they deem appropriate.

The only standing committees of the Board (fully comprised of Board members) are the Audit Committee and the Nominating Committee. The Audit Committee is comprised of the Independent Trustees. The Audit Committee has, as its primary purpose, oversight responsibility with respect to: (i) the adequacy of the Fund's accounting and financial reporting processes, policies and practices; (ii) the integrity of the Fund's financial statements and the independent audit thereof; (iii) the adequacy of the Fund's overall system of internal controls and, as appropriate, the internal controls of certain service providers and (iv) determining the qualification and independence of the Fund's independent auditors. To the extent there are Trustees who are not members of the Audit Committee, the Audit Committee members shall report its activities to the full Board on a regular basis and make such recommendations as the Audit Committee may deem necessary or appropriate. During the fiscal year ended October 31, 2020, the Audit Committee met three times.

The Nominating Committee is comprised of the Independent Trustees to which the discretion to select and nominate candidates to serve as Independent Trustees has been committed. While the Nominating Committee is responsible for the selection and nomination of the Fund's Independent Trustees, the Nominating Committee may consider nominations for the office of Independent Trustee made by shareholders in the Fund or by Fund management as it deems appropriate. Shareholders who wish to recommend a nominee should send nominations (that include biographical information and set forth the qualifications of the proposed nominee) to 1WS Credit Income Fund, 299 Park Avenue, 25th Floor, New York, New York 10171; Attention: Chief Executive Officer. During the fiscal year ended October 31, 2020, the Nominating Committee met one time.

The Board does not have a lead Independent Trustee. The Board’s use of Committees (each of which is chaired by an Independent Trustee with substantial financial experience) and the chair’s role as Chief Operating Officer of the Adviser, serve to enhance the Board’s understanding of the operations of the Fund and the Adviser.

Although the Board does not have a formal diversity policy, the Board endeavors to comprise itself of members with a broad mix of professional and personal backgrounds. In forming the Board, the Trustees took into account the significant professional experiences of Mr. Morriss (CFO/closed-end fund audit committee chair experience and trustee of open-end fund complex) and Mr. Knetter (CEO of University Foundation and trustee of open-end fund complex). The Independent Trustees also considered that Mr. Locher is not an Independent Trustee, but recognized that he is the Chief Operating Officer of the Adviser’s managing member and Chief Executive Officer of the Fund, and, as such, helps foster the Board’s direct access to information regarding the Adviser and the Fund. In considering the candidacy of a prospective Independent Trustee, the Nominating Committee and the Board would take into account a variety of factors, including each nominee’s professional background and experience.

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Information About Each Board Member’s Experience, Qualifications, Attributes or Skills. Board members of the Fund, together with information as to their positions with the Fund, principal occupations and other board memberships, are shown below. Unless otherwise noted, each Trustee has held each principal occupation and board membership indicated for at least the past five years. Each Trustee’s mailing address is c/o 1WS Credit Income Fund, 299 Park Avenue, 25th Floor, New York, New York 10171.

Independent Trustees

Name (Year of Birth)	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee(2)	Other Directorships / Trusteeships Held by Trustee During the Past 5 Years
George W. Morriss 1947	Trustee	Indefinite/Since Inception	Adjunct Professor, Columbia University School of International and Public Affairs, October 2012 – June 2018.	None(3)	Independent Trustee, Neuberger Berman Mutual Funds (Since 2007); Independent Trustee and chairman of the board, Thrivent Church Loan and Income Fund since 2018); formerly, Trustee, Steben Alternative Investment Funds, Steben Select Multi-Strategy Fund, and Steben Select Multi-Strategy Master Fund (2013 to 2017).

Name (Year of Birth)	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee(2)	Other Directorships / Trusteeships Held by Trustee During the Past 5 Years
Michael M. Knetter 1960	Trustee	Indefinite/Since Inception	President and Chief Executive Officer, University of Wisconsin Foundation, since October 2010.	None(3)	Trustee, Neuberger Berman Mutual Funds (since 2007); Board Member, American Family Insurance (a mutual company, not publicly traded) (since 2009).

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Interested Trustee(4)

Name (Year of Birth)	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee(2)	Other Directorships / Trusteeships Held by Trustee During the Past 5 Years
Kurt A. Locher 1966	Trustee	Indefinite/Since Inception	Chief Operating Officer of OWS, the managing member of the Adviser.	None(3)	Director of One William Street Capital Offshore Fund, Ltd. and other affiliated private funds of OWS.

(1)	Each Trustee serves until resignation or removal from the Board.
(2)	Fund Complex means any two or more registered investment companies that: (i) share the same investment adviser or principal underwriter; and (ii) hold themselves out to investors as related companies for purposes of investment and investor services. Currently, the Fund is not part of any “Fund Complex.”
(3)	Other than the Fund.
(4)	Mr. Locher is an “interested person” of the Fund, as defined in Section 2(a)(19) of the 1940 Act, due to his position as a an officer of the Adviser and an officer of One William Street Capital Management, L.P., the managing member of the Adviser.

Each of the Trustees was elected to the Board by the sole shareholder of the Fund (the Adviser).

Trustee Ownership of the Fund. The following table shows the dollar range of equity securities owned by the Trustees in the Fund and in other investment companies overseen by the Trustee within the same family of investment companies as of December 31, 2020. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services. As of December 31, 2020, the Independent Trustees, and their immediate family members, did not beneficially own or own of record securities in the Adviser, OWS, the managing member of the Adviser, or any persons (other than registered investment companies) directly or indirectly controlling, controlled by or under common control with the Adviser or OWS.

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	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent Trustees
George W. Morriss	None	None
Michael M. Knetter	None	None
Interested Trustee
Kurt A. Locher	Over $100,000	Over $100,000

Compensation of Board Members. Currently, the Independent Trustees are each paid an annual retainer of $15,000, $2,500 for each board meeting and $1,000 for each committee meeting, and are reimbursed by the Fund for travel-related expenses incurred by such Trustees in providing services to the Fund. The Chair of each Committee of the Board is also paid an annual chair fee of $5,000. The Trustees do not receive any pension or retirement benefits from the Fund.

The following table sets forth certain information regarding the compensation received by the Independent Trustees from the Fund for the fiscal period ended October 31, 2020. No compensation is paid by the Fund to Trustees who are “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser.

Independent Trustees	Aggregate Compensation From the Fund	Total Compensation From Fund Complex(1) Paid to Trustee
George W. Morriss	$34,000	$34,000
Michael M. Knetter	$34,000	$34,000

Officers of the Fund

Name (Year of Birth) and Address(1)	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Kurt A. Locher 1966	Trustee and Chief Executive Officer	Indefinite/Since Inception	Chief Operating Officer of OWS, the managing member of the Adviser.
Stephanie Dolan 1963	Chief Financial Officer	Indefinite/Since Inception	Chief Financial Officer/Controller of OWS, the managing member of the Adviser

(1)	Each Officer’s mailing address is c/o 1WS Credit Income Fund, 299 Park Avenue, 25th Floor, New York, New York 10171.

Codes of Ethics. Each of the Fund and the Adviser has adopted a code of ethics in accordance with Rule 17j-1 under the 1940 Act. These codes of ethics permit the personnel of these entities to invest in securities, including securities that the Fund may purchase or hold.

The codes of ethics can be reviewed and copied by visiting the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. The codes of ethics are also available on the EDGAR database of the SEC’s website at www.sec.gov. In addition, copies of the codes of ethics may be obtained, after mailing the appropriate duplicating fee, by writing to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549, or by e-mail request to publicinfo@sec.gov.

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Proxy Voting Policies and Procedures. Attached as Appendix A is the summary of the guidelines and procedures that the Adviser uses to determine how to vote proxies relating to portfolio securities, including the procedures that the Adviser uses when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Adviser or any affiliated person of the Fund or the Adviser, on the other. This summary of the guidelines gives a general indication as to how the Adviser will vote proxies relating to portfolio securities on each issue listed. However, the guidelines do not address all potential voting issues or the intricacies that may surround individual proxy votes. For that reason, there may be instances in which votes may vary from the guidelines presented. Notwithstanding the foregoing, the Adviser always endeavors to vote proxies relating to portfolio securities in accordance with the Fund’s investment objective. Information on how the Fund voted proxies relating to portfolio securities during the most recent prior 12-month period ending June 30 will be available without charge, (1) upon request, by calling (833) 834-4923 and (2) on the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

To the best knowledge of the Fund, the names and addresses of the record and beneficial holders of 5% or more of the outstanding shares of each class of the Fund and the percentage of the outstanding shares held by such holders are set forth below. Unless otherwise indicated below, the Fund has no knowledge as to whether all or any portion of the shares owned of record are also owned beneficially.

Control Person Name and Address	Percentage Owned As of January 31, 2021	Type of Ownership
CHARLES SCHWAB & CO INC SPECIAL CUSTODY 211 MAIN STREET SAN FRANCISCO, CA 94105-1905	86.66%	Beneficial
NATIONAL FINANCIAL SERVICES LLC 499 WASHINGTON BLVD JERSEY CITY, NJ 07310-1995	7.36%	Beneficial

A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. As of January 31, 2021, the name, address and percentage ownership of each entity or person that owned beneficially 25% or more of the outstanding shares of the Fund are as follows:

Control Person Name and Address	Percentage Owned As of January 31, 2021	Type of Ownership
CHARLES SCHWAB & CO INC SPECIAL CUSTODY 211 MAIN STREET SAN FRANCISCO, CA 94105-1905	86.66%	Beneficial

As of January 31, 2021, the Trustees and officers as a group owned of record or beneficially less than 1% of the shares of the Fund.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Subject to the oversight of the Board of Trustees of the Fund (the “Board”), 1WS Capital Advisors, LLC, a Delaware limited liability company (“1WS” or the “Adviser”), serves as the Fund's investment adviser, pursuant to an investment advisory agreement (the “Advisory Agreement”). 1WS is a Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser is controlled by its managing member, OWS, a Delaware limited partnership, which is registered with the SEC as an investment adviser. David Sherr ultimately controls OWS. The Advisory Agreement was approved by the Board (including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”)), at a meeting held on October 1, 2020.

The Advisory Agreement, dated December 14, 2018 had an initial term of two years from its effective date and continues in effect with respect to the Fund (unless terminated sooner) if its continuance is specifically approved at least annually by the affirmative vote of: (i) a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval; and (ii) a majority of the Board or the holders of a majority of the outstanding voting securities of the Fund. The investment advisory agreement may nevertheless be terminated at any time without penalty, on 60 days’ written notice, by the Board, by vote of holders of a majority of the outstanding voting securities of the Fund, or by the Adviser. The Advisory Agreement terminates automatically in the event of its assignment (as defined in the 1940 Act). A discussion regarding the basis for the Board's approval of the Advisory Agreement and the factors considered by the Board is available in the Fund’s annual report to shareholders for the period ended October 31, 2020.

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The Adviser is responsible for: (i) developing and implementing the Fund's investment program, (ii) managing the Fund's investment portfolio and making all decisions regarding the purchase and sale of investments for the Fund, and (iii) providing various management and administrative services to the Fund.

Those certain management and administrative services provided by the Adviser (or an affiliate) include assisting the Fund in selecting, and monitoring the quality of services provided by, the Fund's administrator, custodian, transfer agent, and other organizations that provide services to the Fund. In addition, the Adviser (or an affiliate) provides office space, facilities, equipment and other support services and personnel as necessary to operate the Fund. The Adviser is also responsible for providing additional management and administrative services as may reasonably be required in connection with the business affairs and operations of the Fund beyond those furnished by the Fund's administrator.

The Advisory Agreement provides for indemnification by the Fund of the Adviser and its affiliates from any and all costs, losses, claims, damages or liabilities, joint or several, including reasonable attorneys' fees and disbursements incurred by them resulting in any way from their performance or non-performance of their duties with respect to the Fund. Indemnification is only available to the extent the cost, loss, claim, damage or liability did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Advisory Agreement.

In consideration of the management services provided by the Adviser, the Fund pays the Adviser a monthly Management Fee computed at the annual rate of 1.50% of the Fund’s daily gross assets. Though, for the one-year period beginning on March 1, 2021, the Adviser voluntarily agreed to reduce the Management Fee to 1.25% of the Fund’s daily gross assets. This fee is accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund. As described in the Prospectus, the Adviser has entered into an expense limitation agreement (the “ELA”) with the Fund to waive the fees payable to it under the Advisory Agreement or to pay or absorb ordinary operating expenses of the Fund, including, without limitation, organization and offering expenses (excluding brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest and commitment fees; short dividend expense; acquired fund fees; taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business – collectively, the “Exclusions”), to the extent necessary to limit the Other Expenses of the Fund less the Exclusions to 0.50% of the gross assets for the Fund. Pursuant to the ELA, the Adviser shall be permitted to recoup in later periods Fund expenses that the Adviser has paid or otherwise borne (whether through reduction of its Management Fee or otherwise) to the extent that the expenses for the Fund fall below the annual limitation rate in effect at the time of the actual waiver/reimbursement and to the extent that they do not cause the Fund to exceed the annual rate in effect at the time of the recoupment. Under the ELA, the Adviser is not permitted to recoup such expenses beyond three years from the date on which the Adviser reduced a fee or reimbursed an expense.

For the fiscal year ended October 31, 2020 and during the period from March 4, 2019 (commencement of operations) through October 31, 2019, the Fund paid $1,093,971 and $344,878 in advisory fees to the Adviser (after taking into account the voluntary waiver taken on by the Adviser), respectively.

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Portfolio Manager

David Sherr is the Portfolio Manager of the Fund. The following table sets forth certain additional information with respect to David Sherr. The information is as of October 31, 2020.

Other Accounts Managed by the Portfolio Manager

The table below identifies the number of other accounts for which David Sherr has day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts.

	Registered Investment Companies			Other Pooled Investment Vehicles			Other Accounts
Portfolio Manager	Number of Accounts	Total Assets (in millions)		Number of Accounts		Total Assets (in millions)	Number of Accounts		Total Assets (in millions)
David Sherr	None	$	None	8	(1)	$4,876	2	(2)	$402

(1)	7 accounts invested in pooled investment vehicles of total market value $4.7 billion are subject to a performance-based advisory fee.
(2)	1 separately managed account of total market value of $244 million is subject to a performance-based advisory fee.

Potential Conflicts of Interest

The Adviser (which includes its managing member, OWS, as applicable) and the Fund have adopted compliance policies and procedures that are designed to avoid, mitigate, monitor and oversee areas that could present potential conflicts of interest. The Adviser attempts to address these potential conflicts of interest through various compliance policies. For example, the Adviser has adopted investment allocation procedures that are designed to facilitate the fair allocation of limited investment opportunities among multiple clients and/or affiliates (collectively referred to as “clients”). Allocations are reviewed on a periodic basis as part of the Adviser’s trade oversight procedures in an attempt to ensure fairness over time across clients and to monitor whether any client is systematically favored over time in contravention of the Adviser’s trade allocation policy. There is no guarantee, however, that the policies and procedures adopted by the Adviser and the Fund will be able to detect and/or prevent every situation in which an actual or potential conflict may appear.

These potential conflicts include:

Allocation of Limited Time and Attention. A portfolio manager who is responsible for managing multiple client accounts may devote unequal time and attention to the management of those accounts. As a result, the portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of the accounts as might be the case if he were to devote substantially more attention to the management of a single account. The effects of this potential conflict may be more pronounced where accounts overseen by a particular portfolio manager have different investment strategies.

Allocation of Opportunities. The Adviser will seek to allocate orders and investment opportunities among clients in a manner that it believes is equitable and in the best interests of all of its clients. Although such allocations may be pro rata among participating clients, they will not necessarily be so, where the Adviser’s allocation policies (e.g., taking into account differing objectives or other considerations) dictate a different result. There can be no assurance that a particular order or investment opportunity will be allocated in a particular manner. In any case, the Adviser seeks to allocate investment opportunities in a way that is fair and equitable among all clients.

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As a general matter, the Adviser allocates securities among the clients in each strategy on a pro rata basis. When an investment is appropriate for multiple clients, the Adviser typically will allocate the investment among all of the pertinent clients pursuant to the following criteria: (1) the appropriateness of the investment for each client strategy; (2) amount of available securities; (3) available liquidity in each client account; (4) diversity of each client account; (5) tax considerations relating to the type of investment; (6) risk equity limits for each client account; and (7) other relevant factors. Accordingly, the allocation among clients will change over time based on the above criteria. Further, the Adviser may allocate investments to avoid creating odd lots of securities so long as the allocation is equitable among clients.

With respect to allocations of limited investment opportunities, such as privately placed securities and initial public offerings of securities, the Adviser will determine which clients are eligible to participate in those opportunities. Limited investment opportunities will generally be allocated among all eligible clients in proportion to their target allocations in accordance with the procedures set forth above. Clients without sufficient available capital will not participate.

The above considerations may result in allocations among the Fund and one or more of the affiliated accounts on other than a pro rata basis. Orders may be combined for all such accounts, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis which the Adviser considers equitable.

In certain circumstances, negotiated co-investments by the Fund and other funds managed by the Adviser may be made only pursuant to an order from the SEC permitting the Fund to do so. The Adviser has received an exemptive order from the SEC (the “Order”) granting funds managed by the Adviser or certain affiliates, the ability to negotiate terms other than price and quantity of co-investment transactions with other funds managed by the Adviser or certain affiliates, subject to the conditions included therein. In certain situations where co-investment with one or more funds managed by the Adviser or its affiliates is not covered by the Order, such as when there is an opportunity to invest in different securities of the same issuer, the personnel of the Adviser or its affiliates will need to decide which client will proceed with the investment. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund. Such personnel will make these determinations based on policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds/accounts over time and in a manner that is consistent with applicable laws, rules and regulations. Moreover, except in certain circumstances, when relying on the Order, the Fund will be unable to invest in any issuer in which one or more funds managed by the Adviser or its affiliates has previously invested.

Conflicts of Interest Among Accounts. At times, the Adviser and/or its affiliates may determine that an investment opportunity may be appropriate for only some clients (including the Fund), or may decide that certain clients should take differing positions with respect to a particular security even though they share investment objectives. In these cases, the portfolio manager may place separate transactions for one or more clients, which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other clients. Similarly, the Adviser or its affiliates may take positions that are different from those taken by one or more clients. The Fund, for example, may make an investment at the same time that one or more affiliated accounts is disposing of the same or a similar investment. Conflicts may also arise in cases when clients invest in different parts of an issuer’s capital structure, including circumstances in which one or more clients own private securities or obligations of an issuer and other clients may own public securities of the same issuer. Actions by investors in one part of the capital structure could disadvantage investors in another part of the capital structure. In addition, purchases or sales of the same investment may be made for two or more clients on the same date. There can be no assurance that a client will not receive less (or more) of a certain investment than it would otherwise receive if this conflict of interest among clients did not exist. In effecting transactions, it may not be possible, or consistent with the investment objectives of clients, to purchase or sell securities at the same time or at the same prices.

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Related Business Opportunities. The Adviser or its affiliates may provide more services (such as recordkeeping) for some types of clients than for others. In such cases, a portfolio manager may benefit, either directly or indirectly, by devoting disproportionate attention to the management of clients that provide greater overall returns to the Adviser and its affiliates.

Variation in Compensation. A conflict of interest may arise where the financial or other benefits available to a portfolio manager differ among the accounts that he manages. If the structure of the Adviser’s management fee and/or a portfolio manager’s compensation differs among clients (such as where certain clients pay higher management fees), a portfolio manager might be motivated to help certain clients over others. A portfolio manager might be motivated to favor accounts in which he has an interest or in which the Adviser and/or its affiliates have interests. Similarly, the desire to maintain or raise assets under management or to enhance a portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence a portfolio manager to lend preferential treatment to those accounts that could most significantly benefit a portfolio manager.

Investments by Adviser or Related Entities. The Adviser or a related entity may make investments in Credit Investments for its own accounts.

Portfolio Manager Compensation

OWS (the “Managing Member”) is the managing member of the Adviser. The Portfolio Manager controls the Managing Member and the Adviser and shares in the overall profitability of the Adviser and the Managing Member, which includes profits generated from the Fund’s fees. The compensation of the Portfolio Manager is not based, other than in an indirect manner as part of the overall profitability of the Adviser/Managing Member, upon the specific pre- or after-tax performance of client accounts that the Portfolio Manager manages.

Portfolio Manager Securities Ownership

As of October 31, 2020, the Portfolio Manager beneficially owned over $1,000,000 of equity securities in the Fund.

Independent Registered Public Accounting Firm

 Deloitte & Touche LLP acts as independent registered public accountant for the Fund and in such capacity audits the Fund’s annual financial statements. The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, NY 10112.

Counsel

Kramer Levin Naftalis & Frankel LLP serves as counsel to the Fund, and is located at 1177 Avenue of the Americas, New York, New York 10036.

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PORTFOLIO TRANSACTIONS AND BROKERAGE

Investment Decisions and Portfolio Transactions

Investment decisions for the Fund are made with a view to achieving its investment objective. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved (including the Fund). Some securities considered for investment by the Fund also may be appropriate for other clients served by the Adviser (including OWS, as applicable). Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. If a purchase or sale of securities consistent with the investment policies of the Fund and one or more of these clients is considered at or about the same time, transactions in such securities will be allocated among the Fund and clients in a manner deemed fair and reasonable by the Adviser in accordance with its trade allocation policy. For transactions involving marketable securities, the Adviser may execute transactions for the Fund on an aggregated basis when the Adviser believes that to do so will allow it to obtain best execution and to negotiate more favorable commission rates or other transaction costs that might have otherwise been paid had such orders been placed independently. Aggregation, or “bunching,” describes a procedure whereby an investment adviser combines the orders of two or more clients into a single order for the purpose of obtaining better prices and lower execution costs.

Brokerage and Research Services

There is generally no stated commission in the case of securities traded on a principal basis in the over-the-counter markets, but the price paid by the Fund usually includes an undisclosed dealer commission or markup. In underwritten offerings, the price paid by the Fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer. Transactions on U.S. stock exchanges and other agency transactions involve the payment by the Fund of negotiated brokerage commissions. Such commissions vary among different brokers. Also, a particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. Transactions in non-U.S. securities generally involve the payment of fixed brokerage commissions, which are generally higher than those in the United States. The purchase by the Fund of participations or assignments may be pursuant to privately negotiated transactions pursuant to which the Fund may be required to pay fees to the seller or forego a portion of payments in respect of the participation agreement.

The Adviser places orders for the purchase and sale of portfolio securities, options and futures contracts and buys and sells such securities, options and futures for the Fund through multiple brokers and dealers. The Adviser will place trades for execution only with approved brokers or dealers. In effecting such purchases and sales, the Adviser seeks the most favorable price and execution of the Fund’s orders. In doing so, the Fund may pay higher commissions than the lowest available when the Adviser believes it is reasonable to do so. In seeking the most favorable price and execution, the Adviser, having in mind the Fund’s best interests, considers all factors it deems relevant, including, price, the size of the transaction, the nature of the market for the security, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience and financial stability of the broker-dealer involved and the quality of service rendered by the broker-dealer in that or other transactions.

It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research and brokerage products and services (together, “services”) from broker-dealers which execute portfolio transactions for the clients of such advisers. Consistent with this practice, the Adviser may receive services from many broker-dealers with which the Adviser places the Fund’s portfolio transactions. These services, which in some cases also may be purchased for cash, may include, among other things, such items as general economic and security market reviews, industry and company reviews, evaluations of securities, recommendations as to the purchase and sale of securities, and services related to the execution of securities transactions. The advisory fees paid by the Fund are not reduced because the Adviser receives such services even though the receipt of such services relieves the Adviser from expenses they might otherwise bear. Research and brokerage services provided by broker-dealers chosen by the Adviser to place the Fund’s portfolio transactions may be useful to the Adviser in providing services to the Adviser’s other clients, although not all of these services may be necessarily useful and of value to the Adviser in managing the Fund. Conversely, research and brokerage services provided to the Adviser by broker-dealers in connection with trades executed on behalf of other clients of the Adviser may be useful to the Adviser in managing the Fund, although not all of these services may be necessarily useful and of value to the Adviser in managing such other clients.

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In reliance on the “safe harbor” provided by Section 28(e) of the Exchange Act, the Adviser may cause the Fund to pay a broker-dealer which provides “brokerage and research services” (as defined for purposes of Section 28(e)) to the Adviser an amount of commission for effecting a securities transaction for the Fund in excess of the commission which another broker-dealer would have charged for effecting that transaction if the Adviser makes a good faith determination that the commissions are reasonable in relation to the value of brokerage and research services provided, viewed in terms of either a particular transaction or the Adviser’s overall responsibilities to all discretionary accounts. For the fiscal year ended October 31, 2020 and the period from March 4, 2019 (the commencement of operations) to October 31, 2019, the Fund paid $10,850 and $3,682 in brokerage commissions, respectively.

TAX STATUS

The following discussion of certain U.S. federal income tax consequences of an investment in the Fund is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in the Fund. There may be other tax considerations applicable to particular shareholders. Shareholders should consult their own tax advisors regarding their particular situation and the possible application of federal, state, local or non-U.S. tax laws.

Taxation of the Fund

The Fund has elected and intends to qualify and be treated each year as a regulated investment company (a “RIC”) under Subchapter M of the Code. In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, the Fund must, among other things:

(a)	derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below);

(b)	diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and

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(c)	distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid —generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income for such year.

In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the regulated investment company. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above. In addition, if the Fund were to own 20% or more of the voting interests of a corporation, the Fund would be required to “look through” such corporation to its holdings and combine the appropriate percentage of such corporation’s assets with the Fund’s assets for purposes of satisfying the 25% diversification test described in (b)(ii) above. Gains from foreign currencies (including foreign currency options, foreign currency swaps, foreign currency futures and foreign currency forward contracts) currently constitute qualifying income for purposes of the 90% gross income test, described in (a) above. However, the Treasury Department has the authority to issue regulations (possibly with retroactive effect) excluding from the definition of “qualifying income” the Fund’s foreign currency gains to the extent that such income is not directly related to the Fund’s principal business of investing in stock or securities.

The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a regulated investment company. The tax treatment of certain of the Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS might affect the Fund’s ability to qualify for such treatment.

If the Fund qualifies as a regulated investment company that is accorded special tax treatment, the Fund generally will not be subject to U.S. federal income tax on income distributed in a timely manner to its shareholders in the form of dividends (including Capital Gain Dividends, as defined below). If the Fund were to fail to meet the income, diversification or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or if the Fund were otherwise to fail to qualify as a regulated investment company accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary dividends. Some portion of such distributions could be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a regulated investment company that is accorded special tax treatment.

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The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income (computed without regard to the dividends paid deduction), any net tax-exempt income and any net capital gains. Investment company taxable income that is retained by the Fund will be subject to tax at regular corporate rates. The Fund may also retain for investment its net capital gain. If the Fund retains any net capital gain, it will be subject to tax at regular corporate rates on the amount retained, but it may designate the retained amount as undistributed capital gains in a notice mailed within 60 days of the close of the Fund’s taxable year to its shareholders who, in turn, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on properly-filed U.S. tax returns to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the shareholder’s gross income, under clause (i) of the preceding sentence, and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31, or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to any such portion of the taxable year), or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.

If the Fund fails to distribute in a calendar year an amount at least equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income for the one-year period ending on October 31 of such year, plus any retained amount for the prior year, the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts. For these purposes, ordinary gains and losses from the sale, exchange or other taxable disposition of property that would be properly taken into account after October 31 are treated as arising on January 1 of the following calendar year. For purposes of the excise tax, the Fund will be treated as having distributed any amount on which it has been subject to corporate income tax in the taxable year ending within the calendar year. A dividend paid to shareholders in January of a year generally is deemed to have been paid on December 31 of the preceding year, if the dividend is declared and payable to shareholders of record on a date in October, November or December of that preceding year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to do so.

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Fund Distributions

Shareholders subject to U.S. federal income tax will be subject to tax on dividends received from the Fund, regardless of whether received in cash or reinvested in additional shares. Such distributions generally will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. Distributions received by tax-exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.

For U.S. federal income tax purposes, distributions of investment income generally are taxable to shareholders as ordinary income. Taxes of shareholders on distributions of capital gains are determined by how long the Fund owned (and is treated for U.S. federal income tax purposes as having owned) the investments that generated them, rather than how long a shareholder has owned his or her shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) generally will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income, and shareholders will not be able to offset distributions of the Fund’s net short-term capital gains with capital losses that they recognize with respect to their other investments.

As required by federal law, detailed federal tax information with respect to each calendar year will be furnished to each shareholder early in the succeeding year.

The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot finally be determined until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s “current and accumulated earnings and profits” (generally, the net investment income and net capital gains of the Fund with respect to that year), in which case the excess generally will be treated as a return of capital, which will be tax-free to a shareholder, up to the amount of the shareholder’s tax basis in the applicable shares, with any amounts exceeding such basis treated as gain from the sale of such shares.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years without expiration to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund must apply such carryforwards first against gains of the same character. The Fund’s available capital loss carryforwards, if any, will be set forth in its annual shareholder report for each fiscal year.

“Qualified dividend income” received by an individual will be taxed at the rates applicable to long-term capital gain. In order for some portion of the dividends received by the Fund shareholder to be qualified dividend income, the Fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund’s shares. In general, a dividend will not be treated as qualified dividend income (at either the Fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date that is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) a passive foreign investment company for its taxable year in which the dividend was paid or the preceding taxable year.

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In general, distributions of investment income reported by the Fund as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed as an individual, provided both the shareholder and the Fund meet the holding period and other requirements described above. If the aggregate qualified dividends received by the Fund during any taxable year are 95% or more of its gross income (excluding net long-term capital gain over net short-term capital loss), then 100% of the Fund’s dividends (other than Capital Gain Dividends) will be eligible to be treated as qualified dividend income. It is anticipated that distributions from the Fund will generally not constitute qualified dividend income.

In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year. A dividend received by the Fund will not be treated as a dividend eligible for the dividends-received deduction (1) if it has been received with respect to any share of stock that the Fund has held for less than 46 days (91 days in the case of certain preferred stock) during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend (during the 181-day period beginning 90 days before such date in the case of certain preferred stock) or (2) to the extent that the Fund is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, the dividends received deduction may otherwise be disallowed or reduced (1) if the corporate shareholder fails to satisfy the foregoing requirements with respect to its shares of the Fund or (2) by application of various provisions of the Code (for instance, the dividends-received deduction is reduced in the case of a dividend received on debt-financed portfolio stock (generally, stock acquired with borrowed funds)). It is anticipated that distributions from the Fund will generally not qualify for the dividends-received deduction.

Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

Dividends and distributions on shares of the Fund are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains (“current and accumulated earnings and profits”), even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the net asset value of the Fund reflects either unrealized gains, or realized undistributed income or gains, that were therefore included in the price the shareholder paid. The Fund may be required to distribute realized income or gains regardless of whether the Fund’s net asset value also reflects unrealized losses. Such distributions may reduce the fair market value of the Fund’s shares below the shareholder’s cost basis in those shares.

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Options, Futures, Forward Contracts, Swap Agreements, Hedges, Straddles and Other Transactions

In general, option premiums received by the Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized (i) when the option contract expires, (ii) the option is exercised by the holder, or (iii) the Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If a call option written by the Fund is exercised and the Fund sells or delivers the underlying security, the Fund generally will recognize capital gain or loss equal to (a) the sum of the strike price and the option premium received by the Fund minus (b) the Fund’s basis in the security. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying security. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the Fund generally will subtract the premium received for purposes of computing its cost basis in the securities purchased. In either case, provided the tax treatment of an option transaction is not governed by Section 1256 of the Code (discussed further below), the gain or loss that may arise in respect of a termination of the Fund’s obligation under the option other than through the exercise of the option will be short-term gain or loss, depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by the Fund expires unexercised, the Fund generally will recognize short-term gain equal to the premium received.

Certain covered call writing activities of the Fund may trigger the U.S. federal income tax straddle rules contained primarily in Section 1092 of the Code. Where applicable, Section 1092 generally requires (i) that losses be deferred on positions deemed to be offsetting positions with respect to “substantially similar or related property,” to the extent of unrealized gain in the latter, and (ii) that the holding period of such a straddle position that has not already been held for the long-term holding period be terminated and begin anew once the position is no longer part of a straddle. Options on single stocks that are not “deep in the money” may constitute qualified covered calls, which generally are not subject to the straddle rules; the holding period on stock underlying qualified covered calls that are “in the money” although not “deep in the money” will be suspended during the period that such calls are outstanding. Thus, the straddle rules and the rules governing qualified covered calls could cause gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute “qualified dividend income” or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or fail to qualify for the dividends-received deduction, as the case may be.

The tax treatment of certain positions entered into by the Fund, including regulated futures contracts, certain foreign currency positions and certain listed non-equity options, will be governed by Section 1256 of the Code (“Section 1256 Contracts”). Gains or losses on Section 1256 Contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, Section 1256 Contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

In addition to the special rules described above, the Fund’s transactions in other derivative instruments (e.g., forward contracts and swap agreements) as well as any of its other hedging, short sale, securities loan or similar transactions, may be subject to one or more special tax rules (e.g., mark-to-market, notional principal contract, straddle, constructive sale, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities. These rules could therefore affect the amount, timing and/or character of distributions to shareholders. Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a regulated investment company and avoid a Fund-level tax.

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Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between the Fund’s book income and the sum of its taxable income and net tax-exempt income (if any). If the Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment and to avoid a Fund-level tax. If, in the alternative, the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income (if any), the distribution (if any) of such excess will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset.

Foreign Currency Transactions

The Fund’s transactions in foreign currency-denominated debt obligations may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions. Such ordinary income treatment may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.

Passive Foreign Investment Companies

A passive foreign investment company (“PFIC”) is any foreign corporation: (i) 75% or more of the gross income of which for the taxable year is passive income, or (ii) the average percentage of the assets of which (generally by value, but by adjusted tax basis in certain cases) that produce or are held for the production of passive income is at least 50%. Generally, passive income for this purpose means dividends, interest (including income equivalent to interest), royalties, rents, annuities, the excess of gains over losses from certain property transactions and commodities transactions, and foreign currency gains. Passive income for this purpose does not include rents and royalties received by the foreign corporation from active business and certain income received from related persons.

Equity investments by the Fund in certain PFICs could potentially subject the Fund to a U.S. federal income tax or other charge (including interest charges) on the distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to avoid the imposition of that tax. For example, if the Fund is in a position to and elects to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), the Fund will be required to include in income its share of the PFIC’s income and net capital gains annually, regardless of whether it receives any distribution from the PFIC. Such election is only possible if the PFIC provides necessary information to the Fund. Alternatively, the Fund may make an election to mark the gains (and to a limited extent losses) in holdings of “marketable stock” “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.”

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It is not always possible to identify a foreign corporation as a PFIC, and the Fund may therefore incur the tax and interest charges described above in some instances.

Foreign Taxation

Income and proceeds received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties between certain countries and the U.S. may reduce or eliminate such taxes.

If more than 50% of the Fund’s assets at the close of the taxable year consist of the securities of foreign corporations, the Fund may elect to permit shareholders to claim a credit or deduction on their income tax returns for their pro rata portions of qualified taxes paid by the Fund to foreign countries in respect of foreign securities that the Fund has held for at least the minimum period specified in the Code. For this purpose, “securities of foreign corporations” generally includes securities of foreign governments. In such cases, shareholders will include in gross income from foreign sources their pro rata shares of such taxes paid by the Fund. A shareholder’s ability to claim an offsetting foreign tax credit or deduction in respect of such foreign taxes is subject to certain limitations imposed by the Code, which may result in the shareholder’s not receiving a full credit or deduction (if any) for the amount of such taxes. For example, shareholders who do not itemize on their U.S. federal income tax returns may claim a credit but not a deduction for such foreign taxes. In addition, shareholders that are not subject to U.S. federal income tax, and those who invest in the Fund through tax-advantaged accounts (including those who invest through individual retirement accounts or other tax-advantaged retirement plans), generally will receive no benefit from any tax credit or deduction passed through by the Fund.

Original Issue Discount, Pay-In-Kind Securities and Market Discount

Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and all zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in the Fund’s taxable income (and required to be distributed by the Fund) over the term of the debt obligation, even though payment of that amount is not received until a later time (i.e., upon partial or full repayment or disposition of the debt security) or is received in kind rather than in cash. Increases in the principal amount of inflation-indexed bonds will also be treated as OID.

Some debt obligations with a fixed maturity date of more than one year from the date of issuance, that are acquired by the Fund in the secondary market may be treated as having “market discount.” Market discount is generally the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

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Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having “acquisition discount” (generally, the excess of the stated redemption price over the purchase price) or OID in the case of certain types of debt obligations. Generally, the Fund will be required to include the acquisition discount, or OID, in income (as ordinary income) over the term of the debt obligation, even though payment of that amount is not received until a later time (i.e., upon partial or full repayment or disposition of the debt security) or is received in kind rather than in cash. The Fund may make one or more of the elections applicable to debt obligations having acquisition discount, or OID, which could affect the character and timing of recognition of income.

In addition, payment-in-kind securities will give rise to income that is required to be distributed and is taxable even though the Fund receives no interest payment in cash on the security during the year.

If the Fund holds the foregoing kinds of securities, it may be required to pay out as an income distribution each year an amount that is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or if necessary, by liquidation of portfolio securities (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they would in the absence of such transactions.

Securities Purchased at a Premium

If the Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., a premium), the premium is generally amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.

Higher-Risk Securities

Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether, when or to what extent the Fund should recognize market discount on a debt obligation; when the Fund may cease to accrue interest, OID or market discount; when and to what extent deductions may be taken for bad debts or worthless securities; and how payments received on obligations in default should be allocated between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its eligibility for treatment as a regulated investment company and does not become subject to U.S. federal income or excise tax.

Issuer Deductibility of Interest

A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not be deductible by (and thus, may affect the cash flow of) the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend for purposes of the corporate dividends received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent of the deemed dividend portion of such accrued interest. Interest paid on debt obligations owned by the Fund, if any, that are considered for U.S. tax purposes to be payable in the equity of the issuer or a related party will not be deductible by the issuer, possibly affecting the cash flow of the issuer.

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Tax-Exempt Shareholders

Income of a regulated investment company that would be unrelated business taxable income (“UBTI”) if earned directly by a tax-exempt entity will not generally be taxable as UBTI to a tax-exempt shareholder of a regulated investment company. Notwithstanding this “blocking” effect, a tax-exempt shareholder could recognize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b).

Foreign Shareholders

In general, the Fund’s dividends are not subject to a U.S. withholding tax when paid to a shareholder that is not a “U.S. Person” within the meaning of the Code (such a shareholder, a “foreign shareholder”) to the extent properly reported by the Fund as (1) interest-related dividends or short-term capital gains dividends, each as defined below and subject to certain conditions described below, (2) Capital Gain Dividends or (3) distributions treated as a return of capital with respect to such foreign shareholder.

The exception to withholding for “interest-related dividends” generally applies with respect to distributions (other than distributions to a foreign shareholder (w) that does not provide a satisfactory statement that the beneficial owner is not a U.S. person, (x) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (y) that is within certain foreign countries that have inadequate information exchange with the United States, or (z) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation) from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders (“interest-related dividends”). The exception to withholding for “short-term capital gain dividends” generally applies with respect to distributions (other than (a) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution or (b) distributions subject to special rules regarding the disposition of U.S. real property interests) of net short-term capital gains in excess of net long-term capital losses to the extent such distributions are properly reported by the Fund (“short-term capital gain dividends”). The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as is eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders. These exemptions from withholding will not be available to foreign shareholders of the Fund if it does not currently report its dividends as interest-related or short-term capital gain dividends. Foreign shareholders should contact their intermediaries regarding the application of these rules to their accounts.

Distributions other than Capital Gain Dividends, interest-related dividends, and short-term capital gain dividends (e.g., distributions attributable to dividends and foreign-source interest income) by the Fund to foreign shareholders are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).

A foreign shareholder generally is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund or on Capital Gain Dividends, interest-related dividends and short-term capital gain dividends unless (i) such gain or dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States, (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the foreign shareholder’s sale of shares of the Fund or to the Capital Gain Dividend the foreign shareholder received (as described below).

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Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition of USRPIs described below. A USRPHC is generally a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs generally include any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, generally, an entity that has been a USRPHC in the last five years. A fund that holds, directly or indirectly, significant interests in real estate investment trusts (“REITs”) may be a USRPHC. Interests in domestically controlled QIEs, including REITs and RICs that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in RICs generally are not USRPIs, but these exceptions do not apply for purposes of determining whether a fund is a QIE.

If an interest in the Fund were a USRPI, a greater-than-5% foreign shareholder or any foreign shareholder if shares of the Fund are not considered regularly traded on an established securities market generally would be required to file a U.S. tax return in connection with the sale of its Fund shares, and pay related taxes due on any gain realized on the sale.

Moreover, if the Fund were a USRPHC or had been one in the last five years, it generally would be required to withhold on amounts distributed to a greater-than-5% foreign shareholder to the extent such amounts would not be treated as a dividend, i.e., are in excess of the Fund’s current and accumulated “earnings and profits” for the applicable taxable year. Such withholding generally is not required if the Fund is a domestically controlled QIE.

If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands and (ii) gains realized on the disposition of USRPIs by the Fund would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders and would be subject to U.S. tax withholding. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.

Foreign shareholders also may be subject to “wash sale” rules to prevent the avoidance of the tax filing and payment obligations discussed above through the sale and repurchase of Fund shares.

Foreign shareholders should consult their tax advisors and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund. Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisors.

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In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-US status (including, in general, furnishing an IRS Form W-8BEN or Form W-8BEN-E, or substitute form). Foreign shareholders should consult their tax advisors in this regard.

Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisors about their particular situation. A beneficial holder of Fund shares who is a foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the federal tax on income referred to above.

Tax Basis Information

The Fund (or its administrative agent) must report to the IRS and furnish to the Fund shareholders cost basis and holding period information for Fund shares. The Fund will permit Fund shareholders to elect from among several IRS-accepted cost basis methods, including average cost. In the absence of an election, shareholder cost basis will be determined under the default method selected by the Fund. The cost basis method a shareholder elects (or the cost basis method applied by default) may not be changed with respect to a repurchase of shares after the settlement date of the repurchase. Fund shareholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the cost basis reporting rules apply to them.

Tax Shelter Reporting Regulations

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to Fund shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Shareholder Reporting Obligations with Respect to Foreign Bank and Financial Accounts

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund by vote or value could be required to report annually their “financial interest” in the Fund’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts. Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.

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Shares Purchased through Tax-Qualified Plans

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisors to determine the suitability of shares of the Fund as an investment through such plans, and the precise effect of an investment on their particular tax situation.

OTHER INFORMATION

Miscellaneous

The Prospectus and this SAI do not contain all the information included in the Registration Statement filed with the SEC under the 1933 Act with respect to the securities offered by the Prospectus. Certain portions of the Registration Statement have been omitted from the Prospectus and this SAI pursuant to the rules and regulations of the SEC. The Registration Statement including the exhibits filed therewith may be examined at the office of the SEC in Washington, D.C.

Statements contained in the Prospectuses or in this SAI as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which the Prospectuses and this SAI form a part, each such statement being qualified in all respects by such reference.

In the interest of economy and convenience, the Fund does not issue certificates representing the Fund’s shares. Instead, the transfer agent maintains a record of each shareholder’s ownership. Each shareholder receives confirmation of purchase and repurchase orders from the transfer agent. Fund shares and any dividends and distributions paid by the Fund are reflected in account statements from the transfer agent.

FINANCIAL STATEMENTS

The financial statements for the Fund’s fiscal year ended October 31, 2020 and the independent registered public accounting firm’s report contained in the Fund’s annual report dated October 31, 2020 are hereby incorporated by reference into this SAI. The Fund’s annual report is available upon request, without charge, by calling the Fund at (833) 834-4923.

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APPENDIX A

1WS CAPITAL ADVISORS, LLC

PROXY VOTING POLICIES AND PROCEDURES

The Adviser invests the assets of its clients in securities issued by public and private issuers. The Adviser has authority to vote proxies relating to such securities on behalf of clients and to participate in class action lawsuits on behalf of the funds.

In establishing its Proxy Voting Policies and Procedures, the Adviser considered numerous risks associated with the proxy voting process. This analysis includes risks such as:

●	The Adviser lacks written proxy voting policies and procedures;

●	Proxies are not identified and processed in a timely manner;

●	Proxies are not voted in the client’s best interests;

●	Conflicts of interest between the Adviser and a client are not identified or resolved appropriately;

●	Proxy voting records are not properly maintained;

●	The Adviser lacks policies and procedures regarding a client’s participation in class actions; and

●	The Adviser fails to maintain documentation associated with a client’s participation in class actions. The Adviser has established the following guidelines as an attempt to mitigate these risks.

I.	Voting Guidelines

The Adviser will vote proxies on a case-by-case basis, but will generally vote for any proposals that the Firm believes will reasonably provide value to clients in light of the costs associated with voting the proxy and be in the overall best interests of clients.

II.	Conflicts of Interest

At times, conflicts may arise between the interests of clients and the interests of the Adviser. If the Adviser determines that it has, or may be perceived to have, a conflict of interest when voting a proxy, the Adviser will address matters involving such conflicts of interest as follows:

A.   The Adviser’s director of operations (the “Director of Operations”) will be responsible for alerting the Adviser’s chief compliance officer (the “Chief Compliance Officer”) of any proxy voting and the Chief Compliance Officer will determine whether a conflict of interest exists, and whether it is deemed “material”;

B.    With respect to material conflicts, if the Adviser believes it should vote in a way that may also benefit, or be perceived to benefit, its own interest, then the Adviser must take one of the following actions in voting such proxy:

●	delegate the voting decision for such proxy proposal to an independent third party;

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●	delegate the voting decision to an independent committee of partners, members, directors or other representatives of clients or accounts, as applicable;

●	inform client investors of the conflict of interest and obtain consent to vote the proxy as recommended by the Adviser; or

●	obtain approval of the decision from the Chief Compliance Officer and outside counsel or other appropriate advisers.

C.   The Firm will memorialize the rationale of such vote in writing.

III.	Procedures for Proxies

The Portfolio Manager or a delegate of the Portfolio Manager (is responsible for making a decision on how to vote the proxy in question. The Director of Operations is responsible for the actual voting and delivers the proxy in accordance with instructions related to such proxy in a timely and appropriate manner. The Chief Compliance Officer is responsible for monitoring the effectiveness of this Policy.

In the event the Adviser determines that clients should rely on the advice of an independent third party or a committee regarding the voting of a proxy, the Adviser will submit the proxy to such third party or committee for a decision. The Director of Operations will execute the proxy in accordance with such third party's or committee's decision.

IV.	Record of Proxy Voting

The Chief Compliance Officer will maintain on behalf of the Adviser, or have available, written or electronic copies of each proxy statement received and of each executed proxy.

The Director of Operations or the Chief Compliance Officer will also maintain records on behalf of the Adviser relating to each proxy, including (i) the voting decision with regard to each proxy; and (ii) any documents created by the Portfolio Manager, proxy service, or independent third party or committee, that were material to making the voting decision.

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 PART C - OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

25(1)	Financial Statements:

	Part A:	The financial highlights of the Registrant for the fiscal year ended October 31, 2020 are included in Part A of this registration statement in the section entitled "Financial Highlights."

	Part B:	The Registrant's audited financial statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal year ended October 31, 2020 filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

25(2)	Exhibits

	(a)(1)	Certificate of Trust, dated July 18, 2018.(1)

	(a)(2)	Agreement and Declaration of Trust.(2)

	(b)	By-laws of Registrant.(2)

	(c)	Not Applicable.

	(d)	Incorporated by reference to Exhibits (a)(2) and (b) above.

	(e)	Included in Registrant's Prospectus.

	(f)	Not Applicable.

	(g)	Investment Advisory Agreement between the Registrant and 1WS Capital Advisors, LLC (the “Adviser”).(2)

	(h)(1)	Distribution Agreement between the Registrant and ALPS Distributors, Inc. (the “Distributor”).(2)

	(h)(2)	Form of Selling Agreement between the Distributor and the broker/dealers to become parties thereto.(2)

	(i)	Not Applicable.

	(j)(1)	Form of Custodian Services Agreement between the Registrant and The Bank of New York Mellon (the “Custodian”).(2)

	(j)(2)	Form of Foreign Custody Manager Agreement between the Registrant and the Custodian.(2)

	(k)(1)	Form of Administration, Bookkeeping and Pricing Services Agreement between the Registrant and ALPS Fund Services, Inc. (the “Administrator”).(2)

(k)(2)	Power of Attorney.(2)

(k)(3)	Amended and Restated Expense Limitation and Reimbursement Agreement between the Registrant and the Adviser (4)

(k)(4)	Form of Agency Agreement between the Registrant and DST Asset Manager Solutions, Inc.(2)

(l)	Opinion and Consent of Kramer Levin Naftalis & Frankel LLP.(4)

(m)	Not Applicable.

(n)	Consent of Deloitte & Touche LLP, the independent registered public accountant of the Registrant. (4)

(o)	Not Applicable.

(p)	Agreement Regarding Provision of Initial Capital.(2)

(q)	Not Applicable.

(r)(1)	Code of Ethics of the Registrant. (2)

(r)(2)	Code of Ethics of the Adviser.(2)

(1)	Previously filed as an Exhibit to the Registrant’s Registration Statement filed on Form N-2 (File Nos. 333-226768 and 811-23368), filed on August 10, 2018 (the “Registration Statement”).

(2)	Previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement (File Nos. 333-226768 and 811-23368), filed on January 15, 2019.

(3)	Previously filed as an Exhibit to the Registrant’s Registration Statement filed on Form N-2 (File Nos. 333-230679 and 811-23368), filed on April 2, 2019.

(4)	Filed herewith.

Item 26.	Marketing Arrangements

Not Applicable.

Item 27.	Other Expenses of Issuance and Distribution

Not Applicable.

Item 28.	Persons Controlled By or Under Common Control

The following persons may be considered to be controlled by the Registrant at the time of this filing:

1WSCI Sub I, LLC (a special purpose vehicle formed under the laws of the Cayman Islands and a wholly-owned subsidiary of the Registrant)

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant's shares as of December 31, 2020:

Title of Class	Number of Record Holders
Institutional Class Shares	202

Item 30.	Indemnification

Reference is made to Article VII, Section 2 of the Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”), previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-226768 and 811-23368), filed on January 15, 2019 and Section 13(a) of the Registrant’s Investment Advisory Agreement (the “Advisory Agreement”), previously filed as an Exhibit to the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-226768 and 811-23368), filed on January 15, 2019. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Advisory Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

The Registrant will maintain insurance on behalf of any person who is an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Item 31.	Business and Other Connections of Investment Adviser

1WS Capital Advisors, LLC (the “Adviser” or “1WS”) serves as the investment adviser of the Fund. 1WS is controlled by its managing member, One William Street Capital Management, L.P. (“OWS LP”), which is registered with the SEC as an investment adviser. OWS LP is 100% employee-owned with approximately 70 employees and approximately $5.5 billion of assets under management (as of January 31, 2021) . OWS’s global investor base is primarily institutional, including pensions and sovereign wealth funds.

See the Section of the Registrant's Prospectus titled “Management of the Fund” for a description of the other business, vocation or employment of affiliates of the Adviser.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, 1WS Capital Income Fund, 299 Park Avenue, 25th Floor, New York, New York, 10171; and

(2)	the Administrator, ALPS Fund Services, Inc., 1290 Broadway, Suite 1000, Denver, Colorado 80203.

Item 33.	Management Services

Except as described or in the SAI under the caption “Investment Advisory and Other Services,” the Registrant is not a party to any management service related contract.

Item 34.	Undertakings

The Registrant expects to suspend the offering of its shares until it amends its Prospectus if: (1) subsequent to the effective date of its registration statement, the net asset value declines (unrelated to repurchases of shares) by more than 10 percent (for a sustained period) from its net asset value as of the effective date of the registration statement or (2) the net asset value increases (for a sustained period unrelated to investor subscriptions) to an amount greater than its net proceeds as stated in the Prospectus.

The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (3) to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The Registrant undertakes that, for the purpose of determining liability under the 1933 Act to any purchaser in the initial distribution of securities in a primary offering of securities pursuant to this registration statement, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and (3) any other communication that is an offer in the offering made by the Registrant to the purchaser.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, the Registrant's Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23th day of February, 2021.

1WS CREDIT INCOME FUND

By:	/s/ Kurt A. Locher
Kurt A. Locher
Chief Executive Officer

Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Kurt A. Locher
Kurt A. Locher	Chief Executive Officer and Trustee	February 23, 2021

/s/ Stephanie Dolan
Stephanie Dolan	Chief Financial Officer	February 23, 2021

/s/ George W. Morriss*
George W. Morriss	Trustee	February 23, 2021

/s/ Michael M. Knetter*
Michael M. Knetter	Trustee	February 23, 2021

*By: /s/ Kurt A. Locher
Attorney-In-Fact
February 23, 2021

EXHIBIT INDEX

Exhibits	Description
(k)(3)	Amended and Restated Expense Limitation and Reimbursement Agreement between the Registrant and the Adviser
(l)	Opinion and Consent of Kramer Levin Naftalis & Frankel LLP
(n)	Consent of Deloitte & Touche LLP, the independent registered public accountant of the Registrant.